Filed Pursuant to Rule 424(b)(4)
Registration Nos. 333-191268 and 333-193399

PROSPECTUS

31,000,000 Ordinary Shares

CHC Group Ltd.

CHC Group Ltd. is offering 31,000,000 of its ordinary shares. This is our initial public offering and no public market currently exists for our ordinary shares.

After the completion of this offering, funds affiliated with First Reserve Management, L.P., or First Reserve, will continue to own a majority of the voting power of ordinary shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of The New York Stock Exchange, or the NYSE.

Our ordinary shares have been approved for listing on the NYSE under the symbol “HELI.”

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 22.

PRICE $10.00 PER SHARE

	Price to Public	Underwriting Discounts	Proceeds, before expenses, to us(1)
Per Share	$10.00	$0.525	$9.475
Total	$310,000,000	$16,275,000	$293,725,000

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting (Conflicts of Interest).”

To the extent that the underwriters sell more than 31,000,000 ordinary shares, the underwriters have the option to purchase up to an additional 4,650,000 ordinary shares from us at the initial public offering price less the underwriting discounts.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on or about January 23, 2014.

J.P. Morgan	Barclays

UBS Investment Bank

HSBC	RBC Capital Markets	Wells Fargo Securities

BNP PARIBAS	Standard Bank

Cormark Securities (USA) Limited	Cowen and Company	Raymond James

Simmons & Company International	Tudor, Pickering, Holt & Co.

January 16, 2014

238 Aircraft.
6 Continents.
1 Purpose.
SEE A NEW HORIZON
CHC Helicopter
Enabling people to go further, do more and come home safely.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the U.S. Securities and Exchange Commission, or the SEC. Neither we, nor the underwriters, have authorized anyone to provide additional information or information different from those contained in this prospectus or in any free writing prospectuses filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where such offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ordinary shares. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus outside of the United States.

MARKET, INDUSTRY AND OTHER DATA

The market data and other statistical information (such as the size of certain markets and our position and the position of our competitors within these markets, oil and gas production and market information) used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources, including reports from Spears & Associates, or Spears, U.S. Energy Information Administration, International Energy Agency, or IEA, and PFC Energy. Some market data and statistical information are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. We believe that these external sources and estimates are reliable, but have not independently verified them.

BASIS OF PRESENTATION

The audited consolidated financial statements of CHC Group Ltd. (the “Successor,” the “Company,” “we,” “us” or “our”), consist of the Successor’s consolidated balance sheets as of April 30, 2012 and 2013 and the Successor’s consolidated statements of operations, comprehensive income (loss), changes in shareholder’s equity and cash flows for the years ended April 30, 2011, 2012, and 2013. CHC Group Ltd. was incorporated on July 3, 2008 under the Cayman Islands Companies Law, with the sole purpose to acquire CHC Helicopter Corporation (the “Predecessor”). The Successor completed its acquisition of the Predecessor on September 16, 2008, and has included the results of operations and cash flows of the entity formerly known as CHC Helicopter Corporation from September 16, 2008 to April 30, 2009 in its unaudited consolidated financial statements for the fiscal year ended April 30, 2009, which are not included in this prospectus. Our results of operations also include organizational expenses and losses related to the acquisition, as it was not previously operating in the helicopter transportation services industry from May 1, 2008 up to the date of the acquisition. The acquisition of the Predecessor was accounted for using the purchase method of accounting. The application of the purchase method of accounting requires the allocation of the acquisition purchase price to the tangible and intangible assets acquired, and liabilities assumed, based on their respective fair values as of the date of the acquisition. As a result, the assets and liabilities acquired from the Predecessor on the date of acquisition are recorded at fair values, and these became the Successor’s cost basis. Accordingly, the Predecessor period from May 1, 2008 to September 15, 2008 and the Successor period from May 1, 2008 to April 30, 2009 have a different basis of accounting. The Predecessor adopted the U.S. dollar as its reporting currency on May 1, 2008. As such, historical figures previously reported in Canadian dollars have been translated into U.S. dollars using the current rate method. Under this method, the statement of operations and cash flow statement items have been translated into U.S. dollars using the rates in effect at the date of the transactions. Assets and liabilities have been translated using the exchange rate in effect at the balance sheet date. The Predecessor applied this method retrospectively to all activity that commenced May 1, 2004. Equity balances which arose prior to May 1, 2004 have been translated to the reporting currency at the exchange rate in effect on May 1, 2004.

TRADEMARKS

CHC Helicopter and the CHC Helicopter logo are trademarks of CHC Capital (Barbados) Ltd., a wholly owned subsidiary of CHC Group Ltd. All other trademarks and service marks appearing in this prospectus are the property of their respective holders. All rights reserved. The absence of a trademark or service mark or logo from this prospectus does not constitute a waiver of trademark or other intellectual property rights of CHC Group Ltd., its subsidiaries, affiliates, licensors or any other persons.

ii

PROSPECTUS SUMMARY

This summary highlights some of the information contained in this prospectus, but does not contain all of the information that may be important to you. You should read this entire prospectus and the documents to which we refer you before making an investment decision. You should carefully consider the information set forth under “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus. Unless otherwise indicated, the information presented in this prospectus assumes that the underwriters’ option to purchase additional ordinary shares is not exercised.

Unless the context otherwise requires, references in this prospectus to “Company,” “CHC,” “we,” “us” and “our” refer to CHC Group Ltd., a Cayman Islands exempted company, and its subsidiaries. Our fiscal year ends on April 30, and we refer to fiscal years based on the end of such period (the fiscal year ended April 30, 2013 is referred to as “fiscal 2013”). Certain operational terms used in this prospectus are defined under the heading “Glossary.”

CHC HELICOPTER

Overview

We are the world’s largest commercial operator of helicopters based on revenue of $1.7 billion in fiscal 2013. We are also the world’s largest commercial operator of heavy and medium helicopters based on our fleet of 238 heavy and medium helicopters as of October 31, 2013. With bases on six continents, we are one of only two global commercial helicopter service providers to the offshore oil and gas industry. Our mission is to provide the highest level of service in the industry, which we believe will enable our customers to go further, do more and come home safely. Through our 60 years of experience providing helicopter services, we believe our brand and reputation have become associated with safe and reliable transportation and mission-critical logistics solutions. Our fleet of heavy and medium helicopters, global capabilities and reputation for safety position us to capitalize on anticipated increases in ultra-deepwater and deepwater drilling and production spending by our major, national and independent oil and gas company customers.

Our helicopters are primarily used to facilitate large, long-distance crew changes on offshore production facilities and drilling rigs. We also provide search and rescue services, or SAR, and emergency medical services, or EMS, to government agencies. We maintain a presence in most major offshore oil and gas markets through a network of approximately 70 bases with operations in approximately 30 countries, more than any other commercial helicopter service provider in the world. We cover this expansive and diverse geography with a technologically advanced fleet of 238 helicopters and the expertise to serve customers in ultra-deepwater and deepwater locations. To secure and maintain operating certificates in the many jurisdictions in which we provide helicopter services, we must meet stringent and diverse regulatory standards across multiple jurisdictions, and have an established track record in obtaining and maintaining certificates as well as working with regulators and local partners.

We generate the majority of our oil and gas customer Helicopter Services revenue from contracts tied to our customers’ offshore production operations, which have long-term transportation requirements. A substantial portion of our remaining oil and gas customer Helicopter Services revenue comes from transporting personnel to and from offshore drilling rigs, and we believe this capability allows us to take advantage of expansion in the global ultra-deepwater rig fleet. Approximately 71% to 75% of the flying revenue in our Helicopter Services segment was attributable to fixed monthly charges for the fiscal years ended April 30, 2011, 2012 and 2013.

We also provide maintenance, repair and overhaul, or MRO, services through our Heli-One business to both our own Helicopter Services segment and to third-party customers. Our MRO capabilities enable us to perform heavy structural repairs, and maintain, overhaul and test helicopters and helicopter components globally across various helicopter types. We believe our in-house MRO operations through our Heli-One business enable us to manage our supply chain and maintain our fleet more efficiently, thereby increasing the availability of our helicopters and reducing our overall cost of maintenance. In addition, we are the largest provider of these services (excluding original equipment manufacturers, or OEMs), which allows us to provide our Heli-One customers with comprehensive MRO services across multiple helicopter types and families. Our MRO services include complete maintenance outsourcing solutions, parts sales and distribution, engineering services, design services and logistics support.

We conduct our business through two operating segments: Helicopter Services for flying operations and Heli-One for MRO services. The following charts show our revenue generated by segment, our Heavy Equivalent, or HE Rate, our Adjusted EBITDAR, our Adjusted EBITDAR margin, our operating income and our operating margin, for each of the fiscal years ended April 30, 2011, 2012 and 2013:

(1)	HE Rate is the third-party operating revenue from our Helicopter Services segment excluding reimbursable revenue divided by a weighted average factor corresponding to the number of heavy and medium helicopters in our fleet. Our heavy and medium helicopters, including owned and leased, are weighted at 100% and 50%, respectively, to arrive at a single HE count, excluding helicopters expected to be retired from our fleet.
(2)	Adjusted EBITDAR margin is calculated as Adjusted EBITDAR divided by total revenue less reimbursable revenue. Cost reimbursements from customers are recorded as reimbursable revenue with the related reimbursement expense in direct costs.
(3)	Operating margin is calculated as operating income divided by total revenue.

Adjusted EBITDAR, Adjusted EBITDAR margin and HE rate are not financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). For an explanation of how we calculate Adjusted EBITDAR, Adjusted EBITDAR margin and HE rate, see “—Summary Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics.”

We have incurred net losses in the past five years, including approximately $67.1 million, $96.2 million, $116.5 million and $87.0 million in the last three fiscal years ended April 30, 2011, 2012 and 2013, and the six months ended October 31, 2013, respectively, and on a cumulative basis since our inception. Our net losses during this five-year period have resulted from a number of factors, including non-cash impairments of goodwill and other assets totaling $919.0 million and interest charges related to substantial leverage incurred to acquire additional helicopters and grow our business. See “Risk Factors—Risks Related to Our Net Losses and Our Indebtedness—We have a history of net losses.”

Our Market Opportunity

We believe trends in the offshore oil and gas industry will positively affect the market and demand for our helicopter services. As the major, national and independent oil and gas companies seek to replace reserves and grow production, we believe they will continue to explore for, develop and produce oil and gas from deeper waters and at locations that are further offshore, which requires more complex transportation and logistics services. According to PFC Energy, the number of oil and gas platforms that are accessible by helicopter in ultra-deepwater and deepwater locations has more than doubled in the past ten years, and the distance from shore has been increasing. Oil and gas companies are also adopting increasingly complex offshore oilfield services and solutions that require more personnel to operate. Additionally, regulatory bodies are increasing their own oversight functions and crews are being rotated on and off at periodic intervals. We believe these factors will drive an increase in the number of personnel needing to be transported to and from offshore facilities. Helicopter service is the most efficient and often the only viable or permitted form of transportation in many of these jurisdictions due to the distance from shore of the platforms and environmental conditions offshore, particularly in the North Sea, where a sea-faring vessel may take a substantially longer time to cover the same distance and in significantly less comfortable conditions, with greater logistical risks of transporting workers from vessel to platform.

We believe that the adoption of more complex services on ultra-deepwater and deepwater installations, increased regulatory oversight of these installations and more frequent rotation of increasingly larger crews at regular intervals will further drive customer demand for heavy and medium helicopters, which comprise all of our fleet. Based on our experience, heavy and medium helicopters are favored by customers with ultra-deepwater and deepwater transportation needs due to their greater range, passenger capacity, comfort, enhanced passenger safety systems and ability to fly under a variety of conditions. In recent years, in our experience, the demand for new commercial medium and heavy helicopters has outpaced their supply, a trend we believe will continue. As a result, we expect the market dynamics for our helicopter services to remain strong. Furthermore, we believe that our size and scale afford us greater operational and commercial flexibility when purchasing new helicopters and helicopter parts, allowing us to continue to grow our business in response to market opportunities.

Based on our experience operating in the industry, the market for MRO services is highly fragmented. We believe we are the only independent non-OEM provider of MRO services with a global footprint. Moreover, we believe our status as the largest commercial operator that purchases heavy and medium helicopters has positioned us to obtain licenses from all of the major manufacturers to conduct a full range of MRO services across a wide array of models of helicopters used in our industry. We believe that our geographic reach, combined with the related licenses, offers us a significant opportunity to grow our Heli-One business with our third-party customers. As demand for helicopter services grows in conjunction with growth in ultra-deepwater and deepwater drilling and production, we expect that a corresponding increase in flying hours should lead to greater demand for MRO services.

Our Operations

We conduct operations in approximately 30 countries through a network of approximately 70 bases on six continents, including a new global operations center located in Irving, Texas. We believe our global operations center is the first of its kind in our industry, allowing us to centrally coordinate flight schedules, pilot rostering, training, fleet management and maintenance from a single location. Representatives from helicopter manufacturers work on-site at our global operations center alongside our own employees to resolve maintenance issues and return helicopters to service. Our global operations center leverages new information technology systems to promulgate best-in-class practices and procedures throughout our company.

We assist our customers with logistics solutions to manage rotation of their crews, as many of our offshore oil and gas customers are required by law and collective labor agreements to change crews every seven to 14 days. For the 12 months ended October 31, 2013, we operated approximately 86,000 flights worldwide, carrying in excess of one million passengers. As offshore operators have moved further from shore and become more remote, crews have grown larger and taken on functions that previously relied on shore based support. To accommodate the change out of larger crews, a helicopter would have to make multiple trips or several helicopters would have to be used. Computerized logistics systems in our global operations center help us provide seamless coordination between our regional bases and our customers, matching customer needs with helicopters, engineer and pilot availability which enables efficient crew changes, while maintaining compliance with relevant regulations. In addition, we have advanced systems in place to monitor and maintain equipment. In the event a helicopter requires unforeseen repairs or replacement of parts, we have the ability to provide immediate support to ground personnel to make a repair as well as a dedicated team available to identify the most efficient manner to source any replacement parts. Since October 2012, this infrastructure, and these processes, have enabled us to save approximately 24 aircraft on ground, or AOG, days per month, for a savings of approximately $300,000 per month. We believe that our global operations center, combined with our expertise in crew logistics and equipment availability as well as our robust compliance programs, allow us to offer superior and differentiated service to our customers.

Our MRO operations are conducted through our Heli-One business, which provides quality and cost control for maintenance, repair, and overhaul of our own fleet as well as comprehensive outsourced MRO services to third-party customers. We maintain four principal Heli-One centers for our global MRO operations, including Delta, British Columbia (Canada), Fort Collins, Colorado (USA), Rzeszow (Poland) and Stavanger (Norway). We maintain a strategic inventory of spare parts, providing us the ability to respond quickly and efficiently to unplanned maintenance events. We believe our focus on speed and efficiency allows us to provide better service at lower cost. Approximately 28% and 34% of our third-party Heli-One revenue in the 2012 and 2013 fiscal years, respectively, was derived from “power by the hour” contracts, where the customer pays a ratable monthly charge, typically based on the number of hours flown, for all scheduled and un-scheduled maintenance.

Safety and Regulatory Compliance

We strive to exceed the stringent safety and performance audit standards set by aviation regulatory bodies and our customers. We have established an in-house flight safety group that is responsible for our compliance with safety standards within our organization, standardizing base operating procedures, compliance with government regulations and customer requirements, and educating and training our flight crews. Over the five year period ended November 1, 2013, according to our safety records we had a rolling average of 0.37 accidents per 100,000 flight hours, a much lower than average rate reported for civilian twin engine helicopters and an even smaller fraction of the rate reported for offshore helicopter operations generally, per industry reports. We also host a highly regarded annual international safety summit attended by our customers, manufacturers, competitors and regulators, which is a manifestation of our commitment to safe operations.

A key to maintaining our strong safety record is having a highly qualified and experienced workforce. Our pilots average in excess of 3,000 flight hours of experience, and many of them carry endorsements to operate more than one type of helicopter. Our mechanics are highly experienced and receive ongoing training from helicopter manufacturers.

In addition to safety regulations, most of the countries in which we conduct flying operations have laws, with typically complex requirements, that require commercial operators to hold either or both an operating license and an air operator certificate, or AOC. We believe our track record of safety and experience working with regulators will enhance our ability to obtain needed licenses/certificates as we continue to grow.

Our Fleet

Helicopters are generally classified as light (3 to 7 passengers), medium (8 to 15 passengers) and heavy (16 to 26 passengers). We believe heavy and medium helicopters are favored by our customers and are best suited for crew change transportation services on oil and gas production facilities and drilling rigs due to their greater range, higher passenger capacity, enhanced passenger safety systems and ability to fly under a broader variety of conditions than light helicopters. In addition, heavy and medium helicopters have twin engines and typically two pilots, making them safer for longer flights. As a result, larger helicopters generally command higher pricing and earn higher margins compared to smaller helicopters.

We operate the largest fleet of heavy and medium commercial helicopters serving the offshore oil and gas industry, with 238 heavy and medium helicopters as of October 31, 2013. Our fleet is comprised purely of heavy and medium helicopters, which we believe optimally positions us to respond to opportunities in the high growth ultra-deepwater and deepwater market. Over the last eight years, we have modernized and expanded our fleet significantly, and we continue to invest to meet customer demand for newer heavy and medium helicopters. We have strong longstanding operating relationships with the four major OEMs, Eurocopter, Sikorsky, AgustaWestland and Bell, and have helicopters manufactured by each of them in our fleet. This diversity ensures that we are not overly reliant on any one model or manufacturer, while still giving our fleet critical mass across various helicopter types, resulting in fleet management, maintenance and training efficiencies.

The model life cycle for helicopters spans multiple decades. Individual components, which represent a large majority of a helicopter’s value, are frequently replaced to meet regulatory requirements or safety standards. In addition, there is an active secondary market for helicopters supported by independent appraisers and valuation experts.

As of October 31, 2013, our fleet was valued at approximately $2.95 billion, based on the average of 2013 third-party appraisals of fair market value by Ascend Worldwide Group Holdings Limited and HeliValue$, Inc., consisting of approximately $2.03 billion of value attributable to heavy helicopters and approximately $920 million of value attributable to medium helicopters. As of October 31, 2013, the average age of our fleet was 11 years. The Eurocopter EC225, Sikorsky S92A, AgustaWestland AW139 and Sikorsky S76C++, which have been the core part of our capital investment program in recent years, represent approximately 76% of our total fleet value as of October 31, 2013.

The table below provides a detailed summary of our fleet as of October 31, 2013:

Helicopter Type	Total	Cruise Speed (kts)		Approximate Range (nmi)		Passenger Capacity		Maximum Weight (lbs)
Heavy:
Sikorsky S92A	37	145		400		19		26,500
Eurocopter EC225	31	145		400		19		24,250
Eurocopter (AS332 L, L1, and L2)	40	130-140		250-350		17-19		18,000-20,500
Sikorsky S61N	5	N/A	(1)	N/A	(1)	N/A	(1)	N/A	(1)

Total Heavy	113
Medium:
Agusta AW139	39	145		280		12-15		15,000
Sikorsky S76C++	23	145		220		12		11,700
Sikorsky S76C+	22	145		175		12		11,700
Sikorsky S76A/B/C	16	135		110-130		12		10,800-11,700
Bell 412	11	125		135		13		11,900
Eurocopter AS365 Series	9	120-145		80		11		9,500
Eurocopter EC135/145/155	5	N/A	(2)	N/A	(2)	N/A	(2)	N/A	(2)

Total Medium	125

Total Helicopters	238

(1)	SAR only
(2)	EMS only

As of October 31, 2013, we have committed to purchase $71.9 million of helicopter parts by October 31, 2015 and 36 new heavy and medium helicopters from multiple OEMs for a total commitment of $953.9 million. These helicopters are expected to be delivered in fiscal 2014 ($253.7 million), 2015 ($315.5 million) and 2016 to 2017 ($384.7 million) and will be deployed in our Helicopter Services segment. In addition, we have committed to purchase $100.0 million of heavy helicopters from Eurocopter prior to December 31, 2016. These helicopters will be purchased outright or financed through leases. In addition, at October 31, 2013, we had the option to purchase 26 heavy and medium helicopters which, if exercised, would represent a total purchase commitment of 62 helicopters, excluding the committed dollar amount with Eurocopter.

The table below shows new deliveries of helicopters under contract with OEMs and lessors as of October 31, 2013 in fiscal years ending April 30, 2014, 2015, 2016 and 2017 and beyond.

Note: Does not include helicopters related to our commitment to purchase $100.0 million of heavy helicopters from Eurocopter.

The following map illustrates the geographic distribution of our helicopters as of October 31, 2013 and countries in which we operated over the prior 12 months:

Note: Fleet count as of October 31, 2013. Worldwide fleet includes 23 helicopters held for fleet retirement, on dry lease, and in post-delivery modification.

Customers and Contracts

Our current oil and gas customer base is comprised of major, national and independent oil and gas companies. These customers generally enter into multi-year contracts for our services. The majority of our customer contracts provide for revenues based on fixed-monthly charges and hourly flight rates. In addition, our contracts generally require the customer to either provide or to be charged for fuel, which significantly limits our operational exposure to volatility in fuel costs.

Our contracts with offshore oil and gas customers are typically for periods of four to five years, and normally carry extension options of one to five years. Our contracts with government agencies for SAR and EMS services are typically for periods of eight to ten years, and we believe government agencies will increasingly look to outsource this function. Based on our experience, we believe that contracts are awarded based on a number of factors, including technical capability, operational effectiveness, price, strength of relationships, availability of fleet types and other technical mission requirements, quality of customer service and the safety record of the helicopter service provider. We believe that maintaining a strong safety record is imperative for our customers, and that our safety record and safety culture at all levels of our organization are key to maintaining and growing our business.

Longer-term contracts are ordinarily awarded through competitive bidding processes. An incumbent operator commonly has a competitive advantage when pursuing future business with that customer because of its relationship with the customer, knowledge of operating site characteristics, pre-existing investment in support infrastructure and demonstrated ability to meet defined service-level requirements. Also, customers often prefer to avoid start-up costs associated with switching to another operator. Over the past 12 months, we have retained approximately 92% of offshore oil and gas customer contracts that were up for renewal or extension.

Our key customers include many leading oil and gas companies around the world. The following table sets out our top ten customers based on revenue for our fiscal year ended April 30, 2013 and geographic regions served. Our top two customers for the year ended April 30, 2013 were Statoil and Petrobras, accounting for 14% of our revenues each. No other single customer accounted for more than 10% of our revenues during this period.

Geographic regions served by CHC
Company	Credit rating (Moody’s / S&P)	North Sea	Brazil	Australia	SE Asia	Africa Euro Asia
	A2 / A	—	—			—
	Aa1 / AA	—			—	—

	A1 / A	—		—	—
	A3 / A-			—		—
	N/A	—
	A3 / BBB		—			—
	Aa1 / AA	—		—	—	—
	Aa2 / AA-	—				—
	Aa1 / AA-	—		—	—
	Baa1/BBB+			—

For our fiscal year ended April 30, 2013, the customers in the table above constituted approximately 60% of our total revenues.

The largest customer of our Heli-One segment is our Helicopter Services segment. Our Heli-One contracts with third parties include military, coast guard, parapublic and other governmental organizations, and other helicopter operators. Revenues can be earned for services provided individually or, in many cases, as part of multi-year, complete maintenance outsourcing agreements.

Competitive Strengths

We believe that we possess the following competitive strengths, which will enable us to continue to grow our business globally:

•	The world’s largest new generation fleet of heavy and medium helicopters. We are the world’s largest commercial operator of helicopters based on revenue of $1.7 billion in fiscal 2013. We are also the world’s largest commercial operator of heavy and medium helicopters based on our fleet of 238 heavy and medium helicopters as of October 31, 2013. Our premium fleet has enabled us to establish a prominent position as a helicopter services provider to the fast-growing ultra-deepwater and deepwater markets. Our fleet includes some of the newest and most advanced civilian helicopters, including the Eurocopter EC225, Sikorsky S92A, AgustaWestland AW139 and Sikorsky S76C++, which together represent 76% of our total fleet value and which we believe helps us attract and retain highly experienced pilots and maintenance engineers. We have modernized and expanded our fleet significantly over the last eight years, and we continue to invest to meet customer demand. As of October 31, 2013, we have plans to acquire 36 new heavy and medium helicopters from multiple OEMs, and $100.0 million of heavy helicopters from Eurocopter, with delivery dates between fiscal 2014 and 2017, and options to acquire an additional 26 heavy and medium helicopters. The size of our fleet and diversity across multiple helicopter types enables us to meet the varied operational requirements of our customers.

•	Largest global footprint servicing the offshore oil and gas market. We are the most globally diverse participant in our industry, with operations in approximately 30 countries. Our broad geographic coverage and experience entering new markets enables us to respond quickly and efficiently to new business opportunities, by leveraging our knowledge of, and experience with, international safety standards, local market regulations and customs. Additionally, our multi-national footprint and scale allow us to secure contracts and global framework agreements where our largest customers are seeking helicopter operators that can provide one standard of service in many locations around the world.

•	Strong long-term relationships with leading oil and gas producers. We believe we have strong relationships with our top ten customers, which include Statoil, Petrobras, BP, Shell, Total, ENI and other oil and gas producers, many of which we have continuously served for over a decade. We establish relationships with our customers at both the regional and global level, which positions us to grow our business as our customers grow. We believe this enables us to better understand our customers’ growth objectives and positions us to participate in contract tenders. Our strong customer relationships and track record of performance have allowed us to achieve a 92% retention rate on contract renewals and extensions and a 65% win rate on all contract tenders over the 12 month period through October 31, 2013.

•

Safety record and reputation. We have implemented a single safety management system worldwide and continue to meet or exceed the stringent safety and performance audits conducted by our customers. Over the five year period ended November 1, 2013, according to our safety records, we had a rolling average of 0.37 accidents per 100,000 flight hours, a much lower than average rate reported for civilian twin engine helicopters and an even smaller fraction of the rate reported for offshore helicopter operations generally, per industry reports. Our pilots average in excess of 3,000 hours of flight experience, and many of them carry endorsements to operate more than one type of helicopter. Our mechanics are highly experienced and receive ongoing training from helicopter manufacturers. We also host a highly regarded annual international safety summit attended by our customers, manufacturers, competitors and regulators, which is a manifestation of our commitment to safe operations.

•	Our innovative transformation initiatives are driving standardization, efficiencies and cost savings. For the past three years, we have implemented a comprehensive review of our operations and organizational structure through our transformation initiatives, with the goal of consolidating, strengthening and standardizing our capabilities, tools, processes and systems globally, while lowering overhead costs. We recently designed and launched our global operations center and implemented new information technology, or IT, systems across our operations to drive highly integrated processes, including fleet management, flight scheduling, maintenance and supply chain, which we believe allow us to offer superior and differentiated services to our customers and our personnel in the field.

•	Only global commercial helicopter operator with in-house MRO operations through Heli-One. Our Heli-One division is the market leader in helicopter MRO services by a non-OEM. Our Heli-One segment enhances the quality control and cost competitiveness of our maintenance processes, and improves the flight availability of our fleet. We have the capability to service and support multiple models from all the major OEMs including Eurocopter, Sikorsky, AgustaWestland and Bell, which allows us to offer a comprehensive outsourced maintenance solution to other helicopter operators, and to diversify our revenue stream.

•	Experienced management team. Our chief executive officer and senior executives have extensive experience at CHC managing our helicopter services business and Heli-One business and with managing major, international public corporations focused on technology, IT services and operational excellence. We believe our management’s breadth of experience, equity ownership and incentive plans align their objectives with those of our shareholders.

Our Business Strategy

Our goal is to enhance our leadership position and create value for our shareholders by consistently and efficiently providing safe, reliable value-added services to our customers while maximizing our return on assets, earnings and cash flow. To achieve this goal, we intend to focus on the following key strategies:

•	Achieve the highest levels of safety and performance. Our overall strategy is deeply rooted in a foundation of safety. We will continue to build on our highly safety-conscious culture where the safety of our passengers and employees is embedded in everything we do. We will invest in technology, processes, training and talent to continuously improve our capabilities to enable us to achieve the highest level of safety performance and standards.

•	Continue to apply a disciplined, returns-based approach to evaluating growth opportunities. We have implemented a rigorous, financial returns-based approach throughout our organization that is fundamental to how we evaluate growth opportunities. Our centralized decision-making framework is critical to ensuring that our clearly defined return thresholds are applied in all key investment-making decisions, such as setting contract terms, pursuing expansion into new regions and acquiring new helicopters. This disciplined and coordinated methodology of pursuing the highest risk-adjusted growth opportunities will continue to drive our expansion strategy and enable us to make rational capital investment decisions and maximize our returns as we continue to grow.

•

Continue to invest in our fleet of heavy and medium helicopters to meet customer demand and maximize our long-term financial returns. We will continue to upgrade our fleet and optimize our fleet size and mix to reflect the latest technologies and larger helicopters demanded by our customers, while selectively divesting older helicopters. We will continue to manage our fleet to provide optimum service to the growing ultra-deepwater and deepwater markets, where larger helicopters are preferred by our customers for their reliability, comfort and efficiency. The demand for helicopter services combined with continued constraints on new helicopter supply will allow us to focus our investments in our fleet on opportunities with the highest strategic and financial value. We believe our global fleet management strategy allows us to deploy our assets to our most attractive opportunities worldwide.

•	Expand our operations in high growth markets. We have existing operations in what we believe are some of the highest growth markets for helicopter services, such as Brazil and Australia. We intend to continue to grow in these regions as we believe the demand for our services continues to grow. We will also continuously evaluate entry into new markets with high projected growth rates which are often characterized by isolated locations and greater operating distances from shore. We have a track record of successfully entering new markets, which requires experienced pilots and expertise in assessing risks, obtaining permits, partnering with local businesses, working with regulators and establishing new flight bases. We believe our customers recognize the importance of our track record as well as our standardized and globally-integrated operational support, maintenance and IT systems, and our ability to realize operational efficiencies across numerous and often remote jurisdictions. We believe that owning the world’s largest fleet of heavy and medium helicopters positions us to continue to grow our business in high growth ultra-deepwater and deepwater markets.

•	Leverage the differentiated attributes of our Heli-One segment to expand the depth and global reach of our Heli-One platform. We believe we are the largest non-OEM MRO vendor servicing the industry today and we believe that our Heli-One segment provides us with a competitive and differentiating advantage. The breadth of services we provide and our operational scale has enabled us to establish unique supply chain management expertise that we will leverage to provide superior service levels to our customers. We will capitalize upon our access to key OEM licenses to bolster our strategic inventories and to improve the level of integration with our own internal operations, as well as to expand our third-party revenues. We will seek to grow our third-party Heli-One business, as we believe it offers an opportunity to generate attractive returns on limited incremental capital investment. Given the fragmented nature of the global MRO market, we will also pursue targeted strategic acquisitions to enhance our position in key regions or markets and to capture new, unique service offerings for our customers.

•	Utilize knowledge and enterprise management systems to hone our customer service. We seek to build a customer-centric culture responsive to our customers’ unique requirements. As part of our operational transformation efforts and investment in IT systems, we have expanded our capabilities to measure and report key performance metrics that are most critical to our customers. Our commercial and customer support teams maintain a regular dialogue across multiple disciplines within our customers’ organizations to share these performance metrics as well as to discuss our customers’ future plans. This enables us to better understand our customers’ needs and how well we are addressing them. We believe that developing and maintaining such a deep understanding of our customers’ requirements enables us to provide superior customer-centric services and ideally positions us to grow with our customers as they expand their operations.

•	Continue to implement innovative transformation initiatives to pursue industry leading operating efficiency and superior returns. We believe innovation is core to our culture. We believe we are the first in the industry to establish a global, in-house MRO capability through Heli-One and a global operations center, and to implement innovative IT platforms to standardize global processes. We have established leadership in innovative transformation as a firmwide mindset with the goal of continuously improving operating efficiency, identifying cost savings and enhancing returns.

Recent Developments

Following an incident in October 2012 that led to the temporary industry-wide suspension of all over-water flights by Eurocopter EC225 helicopters, in July 2013, we commenced the phased re-introduction of our EC225 fleet to full service. We have now resumed commercial service on the Eurocopter EC225 fleet.

On August 23, 2013, one of our Eurocopter AS332L2 heavy helicopters was involved in an accident near Sumburgh in the Shetland Isles, United Kingdom. Authorities subsequently confirmed four fatalities and multiple injuries among the 16 passengers and two crew members on board. The cause of the accident is not yet known, and full investigations are being carried out in conjunction with the U.K. Air Accident Investigation Branch, or UK AAIB, and Police Scotland.

Despite engineering and operating differences between the AS332L2, AS332L, AS332L1 and EC225 helicopters, for a limited period, we voluntarily canceled all our flights worldwide on those helicopter types (except for those involved in life-saving missions), out of respect for our work force and those of our customers, and to evaluate any implications associated with the accident.

Within a week of the incident, after consultation with our principal regulators, customers, union representatives and industry groups, and based on findings that there was no evidence to support a continuation of our temporary voluntary suspension and, on recommendations to return to active service all variants of these helicopter types, we resumed commercial passenger flights to and from offshore oil and gas installations, excluding those in the UK with AS332L2 helicopters. We resumed AS332L2 commercial flights in the UK in mid-September. All of these helicopter types worldwide have been returned to commercial operations.

On October 18, 2013, the UK AAIB issued its latest special bulletin about its investigation on the causes of the accident. A full copy of the special bulletin is available at http://www.aaib.gov.uk/publications/special_bulletins/s7_2013___as332_12_super_puma__g_wnsb.cfm. Neither the foregoing website nor the information contained on the website nor the report accessible through such website shall be deemed incorporated into, and neither shall be a part of, this prospectus or the registration statement of which it forms a part. In the special bulletin, the UK AAIB confirmed that, to date, the wreckage examination and analysis of recorded data as well as information from interviews of people involved in the accident have not found any evidence of a technical fault that could have been causal to the accident. The investigations by the UK AAIB and Police Scotland are not complete and are ongoing.

It is too early to determine the extent of the impact of the accident on our results of operations or financial condition based on information currently available.

Summary Risk Factors

An investment in our ordinary shares involves a number of risks, including changes in economic and oil and gas industry conditions, competition and other material factors, that could materially affect our business, financial condition and results of operations, and cause the trading price of our ordinary shares to decline. Some of the significant challenges and risks include the following:

•	we have a history of net losses;

•	our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in our business and place us at a competitive disadvantage;

•	many of the markets in which we operate are highly competitive, which may result in a loss of market share or a decrease in revenue or profit margins;

•	we rely on a limited number of large offshore helicopter support contracts with a limited number of customers, and if any of these are terminated early or not renewed, our revenues could decline;

•	operating helicopters involves a degree of inherent risk and we are exposed to the risk of losses from safety incidents;

•	failure to mitigate potential losses through a robust safety management and insurance coverage program, would jeopardize our financial condition in the event of a safety or other hazardous incident;

•	failure to maintain standards of acceptable safety performance could have an adverse impact on our ability to attract and retain customers and could adversely impact our reputation, operations and financial performance;

•	our operations are subject to extensive regulations, which could increase our costs and adversely affect us;

•	we derive significant revenue from non-wholly owned entities, which, if we develop problems with the other owners of such non-wholly owned entities, could adversely affect our financial condition and results of operations;

•	our operations may suffer due to political and economic uncertainty; and

•	we are controlled by our financial sponsor, which might have interests that conflict with ours and the interests of our other shareholders.

Prior to this offering, funds affiliated with First Reserve, our financial sponsor, owned and controlled, directly or indirectly, approximately 98.7% of our outstanding equity interests. Immediately following the completion of this offering, funds affiliated with First Reserve will own an approximate 58.5% indirect economic and voting interest in us through 6922767 Holding (Cayman) Inc. (“CHC Cayman”), which will own approximately 59.3% of our outstanding ordinary shares (or 56.0% if the underwriters’ exercise their option to purchase additional ordinary shares in full). These percentage ownership levels could change in the future. For more information, see “Principal Shareholders.”

Founded in 1983, First Reserve is an investment firm with over $23 billion of capital raised since inception. First Reserve makes both private equity and infrastructure investments throughout the energy value chain. For 30 years, it has invested solely in the global energy industry, utilizing its broad base of specialized energy industry knowledge as a competitive advantage. First Reserve invests strategically across a wide range of industry sectors, developing a portfolio that is diversified across the energy value chain, backing talented management teams and creating value by building companies.

Our Organizational Structure

The following chart shows a summary of our capital structure as of October 31, 2013, as adjusted for this offering and the use of proceeds therefrom.

(1)	On October 4, 2010, our subsidiary CHC Helicopter S.A. issued $1.1 billion aggregate principal amount of 9.250% Senior Secured Notes due 2020, or the senior secured notes, at an issue price of 98.399%. On October 5, 2012, CHC Helicopter S.A. issued an additional $200.0 million aggregate principal amount of senior secured notes at an issue price of 101%. On May 13, 2013, CHC Helicopter S.A. issued $300.0 million aggregate principal amount of 9.375% Senior Notes due 2021, or the senior unsecured notes, and, together with the senior secured notes, the senior notes, at par.
(2)	As of October 31, 2013, we had $15.0 million of borrowings outstanding under our existing senior secured revolving credit facility and $53.4 million of letters of credit were issued and outstanding thereunder. Subsequent to October 31, 2013, the borrowings under our existing senior secured credit facility increased from $15.0 million by $210.0 million to $225.0 million as of the date of this prospectus. Our existing senior secured revolving credit facility currently matures in 2015. We intend to enter into a new senior secured revolving credit facility concurrently with the consummation of this offering. See “Description of Indebtedness.”

We intend to use approximately $134.0 million of the net proceeds from this offering to redeem 10% of the aggregate principal amount of our senior secured notes at 103% of the principal amount, plus accrued and unpaid interest, if any, and a portion of the net proceeds from this offering, together with cash then on hand, to repay borrowings under our existing senior secured revolving credit facility. See “Use of Proceeds.”

Corporate Information

CHC Group Ltd., formerly known as FR Horizon Holding (Cayman) Inc., was incorporated in the Cayman Islands on July 3, 2008 and changed its name by way of special shareholder resolution dated September 12, 2013 to CHC Group Ltd. CHC Group Ltd.’s registered office is located at c/o Intertrust Corporate Services (Cayman) Ltd., 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.

We have entered into agreements with Heli-One Canada Inc. and Heli-One American Support, LLC to provide certain management services, subject to authority limits as determined by our board of directors and set out in such agreements. The corporate headquarters of Heli-One Canada Inc.’s offices is located at 4740 Agar Drive, Richmond, British Columbia, V7B 1A3 Canada and its telephone number is (604) 276-7500.

Our website is located at www.chc.ca. Information contained on, or that can be accessed through, our website shall not be deemed incorporated into and is not a part of this prospectus or the registration statement of which it forms a part.

The Offering

Ordinary shares offered by us	31,000,000 ordinary shares (or 35,650,000 ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full).

Ordinary shares to be outstanding immediately after this offering	77,519,484 ordinary shares (or 82,169,484 ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full).

Use of proceeds	We estimate that our net proceeds from the sale of the ordinary shares that we are offering will be approximately $285.3 million, after deducting underwriting discounts and estimated offering expenses of $24.7 million payable by us. We intend to use approximately $134.0 million of the net proceeds from this offering to redeem 10% of the aggregate principal amount of our senior secured notes at 103% of the principal amount, plus accrued and unpaid interest, if any, and the remaining net proceeds, together with cash then on hand, to repay borrowings under our existing senior secured revolving credit facility and, if any, for general corporate purposes. As of the date of this prospectus, we had $225.0 million outstanding under our existing senior secured revolving credit facility. See “Use of Proceeds.”

Dividend policy	We do not intend to pay cash dividends on our ordinary shares for the foreseeable future. See “Dividend Policy.”

Conflicts of Interest	Affiliates of HSBC Securities (USA) Inc., RBC Capital Markets, LLC, UBS Securities LLC and Wells Fargo Securities, LLC will receive 5% or more of the net proceeds of this offering by reason of the repayment of a portion of the outstanding indebtedness under our existing senior secured revolving credit facility, as described under “Use of Proceeds.” Accordingly, HSBC Securities (USA) Inc., RBC Capital Markets, LLC, UBS Securities LLC and Wells Fargo Securities, LLC will be deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and this offering will be conducted pursuant to the requirements of that rule. Rule 5121 requires that a “qualified independent underwriter” as defined in Rule 5121(f)(12) participate in the preparation of this registration statement and exercise its usual standard of due diligence with respect thereto. Barclays Capital Inc. has agreed to act as qualified independent underwriter for this offering. We have agreed to indemnify Barclays Capital Inc. for certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 5121(c), none of HSBC Securities (USA) Inc., RBC Capital Markets, LLC, UBS Securities LLC or Wells Fargo Securities, LLC, or any other underwriter that has a conflict of interest pursuant to Rule 5121, is permitted to confirm sales to any account over which they exercise discretionary authority without the specific written approval of the accountholder. See “Underwriting (Conflicts of Interest).”

Proposed NYSE symbol	“HELI.”

In this prospectus, unless otherwise indicated, the number of ordinary shares outstanding and the other information based thereon is based on the number of ordinary shares outstanding at January 6, 2014 after consummation of a series of share capital restructuring transactions (the “share capital restructuring transactions”) that resulted in the subdivision of our authorized and issued share capital to reduce the par value of each ordinary share in the Company from $1 to $0.0001 per share and the subsequent reduction of the issued ordinary shares to 46,519,484 (see “Description of Share Capital—Restructuring Transactions”) and does not reflect:

•	4,650,000 ordinary shares issuable upon the exercise of the underwriters’ option to purchase additional ordinary shares from us;

•	7,500,000 ordinary shares issuable pursuant to our 2013 Omnibus Incentive Plan, or the 2013 Incentive Plan; or

•	2,812,015 ordinary shares issuable pursuant to our 2013 Employee Share Purchase Plan, or the 2013 ESPP.

Summary Historical Consolidated Financial Data

The following table shows our summary historical consolidated financial data, for the periods and as of the dates indicated. The summary statement of operations and cash flow data for the years ended April 30, 2011, 2012 and 2013 and the balance sheet data as of April 30, 2012 and 2013 are derived from our audited consolidated financial statements and related notes for the respective periods included elsewhere in this prospectus. The balance sheet data as of April 30, 2011 are derived from our unaudited consolidated financial statements, not included in this prospectus.

The summary statement of operations and cash flow data for the six months ended October 31, 2012 and 2013 and balance sheet data as of October 31, 2013 are derived from our unaudited interim consolidated financial statements and related notes for the respective periods included elsewhere in this prospectus. The balance sheet data as of October 31, 2012 are derived from our unaudited interim consolidated financial statements for the period not included in this prospectus. The October 31, 2012 unaudited interim consolidated balance sheet has not been reviewed by our independent registered accounting firm. In the opinion of management, our unaudited interim consolidated financial data reflects all adjustments (consisting of normal and recurring adjustments) considered necessary to fairly present our financial position for the periods presented. The results of operations for the six month periods are not necessarily indicative of the results that may be expected for the full year.

The summary financial data presented below is qualified in its entirety by reference to, and should be read in conjunction with the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As at and for the year ended April 30,			As at and for the six months ended October 31,
	2011	2012	2013	2012	2013
Operating data:	(in thousands of U.S. dollars)
Revenue:
Operating revenue	$1,321,036	$1,525,795	$1,578,309	$779,790	$776,276
Reimbursable revenue	124,424	166,744	165,538	83,065	82,027

Total revenue	1,445,460	1,692,539	1,743,847	862,855	858,303
Direct costs(i)	(1,047,532)	(1,205,740)	(1,190,101)	(600,257)	(604,455)
Earnings from equity accounted investees	2,159	2,844	4,718	1,837	3,918
General and administration costs	(64,867)	(70,108)	(74,113)	(37,570)	(38,657)

Adjusted EBITDAR(ii)	335,220	419,535	484,351	226,865	219,109
Helicopter lease and associated costs(i)	(164,828)	(176,685)	(201,736)	(97,227)	(110,445)
Depreciation	(99,625)	(112,967)	(131,926)	(55,945)	(70,751)
Restructuring costs	(4,751)	(22,511)	(10,976)	(3,727)	—
Asset impairments(iii)	(29,403)	(17,651)	(29,981)	(16,405)	(23,014)
Gain (loss) on disposal of assets	7,193	8,169	(15,483)	(4,617)	(4,421)

Operating income	43,806	97,890	94,249	48,944	10,478
Financing charges(iv)	(140,565)	(129,778)	(157,311)	(68,290)	(86,642)

Loss from continuing operations before income tax	(96,759)	(31,888)	(63,062)	(19,346)	(76,164)
Income tax recovery (expense)	32,833	(48,225)	(54,452)	(6,303)	(10,800)

Loss from continuing operations	(63,926)	(80,113)	(117,514)	(25,649)	(86,964)
Earnings (loss) from discontinued operations, net of tax	(3,202)	(16,107)	1,025	812	—

Net loss	$(67,128)	$(96,220)	$(116,489)	$(24,837)	$(86,964)

	As at and for the years ended April 30,			As at and for the six months ended October 31,
	2011	2012	2013	2012	2013
	(in thousands of U.S. dollars)

Net earnings (loss) attributable to:
Net loss attributable to controlling interest	$(72,197)	$(108,642)	$(119,436)	$(26,185)	$(89,321)
Net earnings attributable to non-controlling interest	5,069	12,422	2,947	1,348	2,357

Net loss	$(67,128)	$(96,220)	$(116,489)	$(24,837)	$(86,964)

Net loss per ordinary share attributable to controlling interest—basic and diluted:
Continuing operations	(1.57)	(2.05)	(2.59)	(0.58)	(1.92)
Discontinued operations	(0.07)	(0.35)	0.02	0.02	—
Net loss per ordinary share	(1.64)	(2.40)	(2.57)	(0.56)	(1.92)

Weighted average number of ordinary stock outstanding—basic and diluted	44,019,484	45,198,936	46,519,484	46,519,484	46,519,484

Pro forma net loss per ordinary share attributable to controlling interest—basic and diluted:
Net loss per ordinary share (v)			$(1.39)		$(1.07)
Pro forma weighted average number of ordinary stock outstanding – basic and diluted (vi)			77,519,484		77,519,484

Balance sheet data:
Cash and cash equivalents	$69,020	$55,639	$123,801	$68,935	$84,189
Total assets	2,790,236	2,717,143	2,893,768	2,810,210	2,890,030
Total long-term debt and capital lease obligations(vii)	1,291,486	1,287,080	1,477,225	1,415,543	1,665,279
Total liabilities	2,041,535	2,054,558	2,388,349	2,180,778	2,489,747
Capital stock	5	5	5	5	5
Shareholders’ equity	745,614	660,910	513,681	624,923	407,460

Other financial information:
Adjusted EBITDAR margin(ii)	25%	27%	31%	29%	28%
Adjusted net loss(viii)	$(53,459)	$(83,177)	$(59,237)	$(4,102)	$(56,966)
HE Rate(ix)	$6,842	$8,034	$8,730	$4,413	$4,292

(i)	Direct costs above excludes helicopter lease and associated costs. These costs are combined in the consolidated statement of operations, which are included in the unaudited interim consolidated financial statements and the audited annual consolidated financial statements included elsewhere in this prospectus.
(ii)

Adjusted EBITDAR is a non-GAAP measure that is defined as earnings (loss) before interest, taxes, depreciation, amortization and helicopter lease and associated costs or total revenue plus earnings from equity accounted investees, less direct costs excluding helicopter lease and associated costs less general and administration costs. Adjusted EBITDAR also excludes restructuring costs, asset impairments, gain (loss) on disposal of assets and goodwill impairment, if any. These items are significant components to understanding and assessing financial performance and liquidity. Adjusted EBITDAR margin is calculated as Adjusted EBITDAR divided by total revenue less reimbursable revenue. Cost reimbursements from customers are recorded as reimbursable revenue with the related reimbursement expense in direct costs. See our “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics” for a further discussion of this non-GAAP measure. Additional information about our Adjusted EBITDAR, including a reconciliation of this measure to our operating income, is also provided in Note 19 of our unaudited interim consolidated financial statements for the six months ended October 31, 2012 and 2013 and Note 27 of our audited annual consolidated financial statements for the years ended April 30, 2011, 2012 and 2013, each of which are included elsewhere in this prospectus. See below for our calculation of Adjusted EBITDAR Margin.

	For the years ended April 30,			For the six months ended October 31,
	2011	2012	2013	2012	2013
Adjusted EBITDAR	$335,220	$419,535	$484,351	$226,865	$219,109

Total revenues less reimbursable revenue	$1,321,036	$1,525,795	$1,578,309	$779,790	$776,276
Adjusted EBITDAR Margin	25%	27%	31%	29%	28%

(iii)	Asset impairments includes impairment of assets held for sale, impairment of assets held for use, impairment of receivables and residual value guarantees and impairment of intangible assets if any.
(iv)	Financing charges includes interest on long-term debt, foreign exchange gain (loss) and other financing charges (income). Other financing charges includes amortization of deferred financing costs, net gain (loss) on the fair value of derivative financial instruments, interest income and expense and the other items set forth in Note 10 to our unaudited interim consolidated financial statements for the six months ended October 31, 2012 and 2013 and Note 16 to our audited annual consolidated financial statements for the years ended April 30, 2011, 2012 and 2013, each of which are included elsewhere in this prospectus.
(v)	Pro forma net loss per ordinary share gives effect to the application of the net proceeds of this offering to redeem 10% of the aggregate principal amount of our senior secured notes at 103% of the principal amount totaling $134.0 million, plus accrued and unpaid interest, if any, as if this transaction occurred on May 1, 2012 and has reduced the interest expense by $11.3 million and $6.1 million for the fiscal year and interim periods, respectively.
(vi)	Pro forma weighted average number of ordinary stock outstanding gives effect to the issuance of 31,000,000 ordinary shares in this offering attributable to the redemption of 10% of the aggregate principal amount of our senior secured notes at 103% of the principal amount totaling $134.0 million, plus accrued and unpaid interest, if any, and to repay borrowings of $225.0 million under our existing senior secured revolving credit facility as if the offering and these transactions had occurred on May 1, 2012 for the fiscal year and interim periods, respectively (excluding the additional 4,650,000 ordinary shares that may be issued by us in this offering pursuant to the underwriters’ option to purchase additional ordinary shares).
(vii)	Total long-term debt and capital lease obligations is presented net of the discount and includes the premium on our senior notes and excludes a facility secured by accounts receivables. As of October 31, 2013, the facility secured by accounts receivables had a balance of $43.4 million. See Note 2(a)(ii) to our unaudited interim consolidated financial statements for the six months ended October 31, 2012 and 2013 and Note 4(a)(ii) to our audited annual consolidated financial statements, each of which are included elsewhere in this prospectus.

(viii)	Adjusted net loss is a non-GAAP measure that has not been prepared in accordance with GAAP, and has not been audited or reviewed by our independent auditors. This financial measure is therefore considered a non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary Results of Operations” for a discussion of this non-GAAP financial measure. A description of the adjustments to and reconciliations of this non-GAAP financial measure to the most comparable GAAP financial measure is as follows:

	For the years ended April 30,			For the six months ended October 31,
	2011	2012	2013	2012	2013
Adjusted net loss	$(53,459)	$(83,177)	$(59,237)	$(4,102)	$(56,966)
Asset impairments	(29,403)	(17,651)	(29,981)	(16,405)	(23,014)
Gain (loss) on disposal of assets	7,193	8,169	(15,483)	(4,617)	(4,421)
Foreign exchange gain (loss)	17,891	1,819	(11,383)	3,251	(12,903)
Unrealized gain (loss) on derivatives	(9,350)	(5,380)	(405)	(2,964)	10,340

Net loss	$(67,128)	$(96,220)	$(116,489)	$(24,837)	$(86,964)

(ix)	HE Rate is the third-party operating revenue from the Helicopter Services segment excluding reimbursable revenue divided by a weighted average factor corresponding to the number of heavy and medium helicopters in our fleet. Our heavy and medium helicopters, including owned and leased, are weighted as 100% and 50%, respectively, to arrive at a single HE count, excluding helicopters expected to be retired from our fleet. See below for our calculation of this non-GAAP measure and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a further discussion of this non-GAAP measure.

	For the years ended April 30,			For the six months ended October 31,
	2011	2012	2013	2012	2013
Helicopter Services total external revenue	$1,316,238	$1,526,060	$1,603,403	$795,821	$795,365
Less: Reimbursable revenues	(124,424)	(166,744)	(165,538)	(83,065)	(82,027)

Helicopter Services operating revenue	$1,191,814	$1,359,316	$1,437,865	$712,756	$713,338

Heavy Equivalent (HE)	174.2	169.2	164.7	161.5	166.2
HE Rate	$6,842	$8,034	$8,730	$4,413	$4,292

RISK FACTORS

Investing in our ordinary shares involves a number of risks. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in our ordinary shares. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the considerations described below and elsewhere in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Net Losses and Our Indebtedness

We have a history of net losses.

We have incurred net losses in the past five years, including approximately $67.1 million, $96.2 million, $116.5 million and $87.0 million in the last three fiscal years ended April 30, 2011, 2012 and 2013, and the six months ended October 31, 2013, respectively, and on a cumulative basis since our inception. Our net losses during this five-year period have resulted from a number of factors, including non-cash impairments of goodwill and other assets totaling $919.0 million and interest charges related to substantial leverage incurred to acquire additional helicopters and grow our business. We may continue to incur net losses in the future and our net losses may increase in the future, including as a result of our planned helicopter acquisitions, and we cannot assure you that we will achieve or sustain profitability, or that we will continue to generate sufficient cash flow and liquidity through access to the capital markets to meet our debt and interest obligations as and when they become due.

Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in our business or our industry and place us at a competitive disadvantage.

We are highly leveraged. As of October 31, 2013, as adjusted for the consummation of this offering and the use of proceeds therefrom, our total indebtedness would have been $1,532.4 million. Our level of indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future capital expenditures and working capital, to engage in future acquisitions or development activities, or to otherwise realize the value of our assets and opportunities fully because of the need to dedicate a substantial portion of our cash flow from operations to payments of interest and principal on our debt or to comply with any restrictive terms of our debt;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	impair our ability to obtain additional financing in the future; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

If we fail to comply with the covenants or other terms of any agreements governing our indebtedness, our creditors may have the right to accelerate the maturity of that debt and, in the case of our secured debt, foreclose upon the collateral securing that debt. Realization of any of these factors could adversely affect our financial condition.

In addition, if we do not generate sufficient cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	refinancing or restructuring our debt;

•	selling assets;

•	reducing or delaying capital investments; or

•	seeking to raise additional capital.

However, any alternative financing plans that we undertake, if necessary, might not allow us to meet our debt obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations, including our obligations under our outstanding senior notes, or to obtain alternative financing, could materially and adversely affect our business, financial condition, results of operations or prospects.

Failure to comply with covenants contained in certain of our lease agreements could limit our ability to maintain our leased helicopter fleet and could adversely affect our business.

The terms of our helicopter lease agreements contain covenants that impose operating and financial limitations on us. Such lease agreements limit, among other things, our ability to utilize helicopters in certain jurisdictions and/or sublease helicopters, and may contain restrictions upon a change of control. A breach of lease covenants could result in an obligation to repay amounts outstanding under the lease. If such an event occurs, we may not be able to pay all amounts due under the leases or refinance such leases on terms satisfactory to us or at all, which could have a material adverse effect on our business, financial condition and results of operations. We have in prior periods entered into discussions with specific lessors for covenant resets, amendments and waivers when we have anticipated to fail covenant obligations, and in other instances received financial support from our shareholders to avoid covenant breaches. While we do not currently anticipate any breaches, no assurance can be made that we will not in the future, or that we will be successful in negotiating covenant resets, amendments or waivers, as necessary, or that financial support will be available.

Risks Related to Our Business and Industry

Many of the markets in which we operate are highly competitive, which may result in a loss of market share or a decrease in revenue or profit margins.

Many of the markets in which we operate are highly competitive, which could result in a loss of market share or a decrease in revenue or profit margins. Contracting for helicopter services is usually done through a competitive bidding process among those having the necessary equipment and resources. Factors that affect competition in our industry include price, reliability, safety, professional reputation, helicopter availability, equipment and quality of service. We compete against a number of helicopter operators including the other major global commercial helicopter operator, and other local and regional operators. There can be no assurance that our competitors will not be successful in capturing a share of our present or potential customer base. In addition, many oil and gas companies and government agencies to which we provide services have the financial ability to perform their own helicopter flying operations in-house should they elect to do so.

The main MRO competitors to our Heli-One business are the OEMs of helicopters and helicopter components. As such, our main competitors in this industry are also our main parts suppliers and MRO license providers. A conflict with the OEMs could result in our inability to obtain parts and licenses in a timely manner in required quantities and at competitive prices. In addition, the OEMs hold greater inventory of helicopter components, have more extensive operational experience and significantly greater capital resources. These, in turn, could have a material adverse effect on our business, financial condition or results of operations.

We rely on a limited number of large offshore helicopter support contracts with a limited number of customers. If any of these are terminated early or not renewed, our revenues could decline.

We rely on a limited number of large offshore helicopter support contracts with a limited number of customers. For the fiscal year ended April 30, 2013, revenue from Statoil ASA totaling $245.9 million and Petrobras totaling $247.1 million were each approximately 14% of our total revenues. For the fiscal year ended April 30, 2013, our top ten customers accounted for approximately 60% of our total revenues. Many of our contracts contain clauses that allow for early termination by the customer for convenience if exercised, could have a material adverse effect on our business, financial condition or results of operations.

Operating helicopters involves a degree of inherent risk and we are exposed to the risk of losses from safety incidents.

Hazards, such as helicopter accidents, adverse weather conditions, darkness, collisions and fire are inherent in furnishing helicopter services and can result in personal injury and loss of life, accidents, reduced number of flight hours, severe damage to and destruction of property and equipment and suspension of operations or grounding of helicopters. For example, on October 22, 2012, one of our EC225 helicopters made a controlled water landing in the North Sea with no injuries to crew or passengers. All flights of all operators using the same type of helicopter were subsequently suspended for the duration of a lengthy investigation and corrective action from the manufacturer. In addition, on August 23, 2013, one of our L2 helicopters was involved in an accident in the North Sea, resulting in four fatalities among the 16 passengers and two crew members on board. The cause of the accident is not yet known and full investigations are being carried out. We voluntarily restricted the use of this model of helicopter worldwide and in the United Kingdom for a limited period. As of October 31, 2013, our global fleet of L2 helicopters had returned to commercial operations. In addition to any loss of property or liability associated with helicopter crashes, our revenue, profitability and margins would decline to the extent any of our helicopters were voluntarily or mandatorily grounded. While we seek to mitigate the financial impact of such risks and preserve our rights through commercial and other arrangements with all those involved, when available, these mitigation efforts may not be successful or available for all incidents. Our performance, profitability and margins may fluctuate from period to period as a result of such incidents and our mitigation efforts.

If we are unable to mitigate potential losses through a robust safety management and insurance coverage program, our financial condition would be jeopardized in the event of a safety or other hazardous incident.

We attempt to protect ourselves against potential losses through our safety management system and insurance coverage. However, portions of our insurance coverage is subject to deductibles and maximum coverage amounts, and we do not carry insurance against all types of losses. We cannot ensure that our existing coverage will be sufficient to protect against all losses, that we will be able to maintain our existing coverage in the future or that the premiums will not increase substantially including, potentially, in connection with the L2 accident that occurred in August 2013. See “Prospectus Summary—Recent Developments.” Our safety management system may not be effective. In addition, terrorist activity, risk of war, accidents or other events could increase our insurance premiums. Our inability to renew our aviation insurance coverage or the loss, expropriation or confiscation of, or severe damage to, a large number of our helicopters could adversely affect our operations and possibly our financial condition and results of operations. Furthermore, we are not insured for loss of profit, loss of use of our helicopters, business interruption or loss of flight hours. The loss of, or limited availability of, our liability insurance coverage, inadequate coverage from our liability insurance or substantial increases in future premiums could have a material adverse effect on our business, financial condition and results of operations.

Failure to maintain standards of acceptable safety performance could have an adverse impact on our ability to attract and retain customers and could adversely impact our reputation, operations and financial performance.

Our customers consider safety and reliability as the two primary attributes when selecting a provider of helicopter transportation services. If we fail to maintain standards of safety and reliability that are satisfactory to our customers, our ability to retain current customers and attract new customers may be adversely affected. Moreover, helicopter crashes or similar disasters of another helicopter operator could impact customer confidence and lead to a reduction in customer contracts or result in the grounding of our helicopters, particularly if such helicopter crash or disaster were due to a safety fault in a type of helicopter used in our fleet. In addition, the loss of any helicopter as a result of an accident could cause significant adverse publicity and the interruption of air services to our customers, which could adversely impact our reputation, operations and financial results. Our helicopters have been involved in accidents in the past, some of which have included loss of life and property damage.

Negative publicity may adversely impact us.

Media coverage and public statements that insinuate improper actions by us, regardless of their factual accuracy or truthfulness, may result in negative publicity, litigation or governmental investigations by regulators.

Addressing negative publicity and any resulting litigation or investigations may distract management, increase costs and divert resources. Negative publicity may have an adverse impact on our reputation and the morale of our employees, which could adversely affect our business, financial condition or results of operations.

Our fixed operating expenses and long-term contracts with customers could adversely affect our business under certain circumstances.

Our profitability is directly related to demand for our helicopter services. Because of the significant expenses related to helicopter financing, crew wages and benefits, lease costs, insurance and maintenance programs, a substantial portion of our operating expenses are fixed and must be paid even when certain helicopters are not actively servicing customers and thereby generating income. A decrease in our revenues could therefore result in a disproportionate decrease in our earnings, as a substantial portion of our operating expenses would remain unchanged. Similarly, the discontinuation of any rebates, discounts or preferential financing terms offered to us by helicopter manufacturers would have the effect of increasing our fixed expenses, and without a corresponding increase in our revenues, would negatively impact our results of operations. We expect our maintenance costs to increase to a level comparative to normal activity as the EC225 has returned to commercial operations. Nonetheless, no assurance can be given that our costs will be comparable on a period to period basis, particularly when incidents may impact our helicopters.

Our long-term helicopter services and Heli-One contracts contain pre-determined price escalation terms and conditions. Although supplier costs and other cost increases are passed through to our customers through rate increases where possible, these escalations may not be sufficient to enable us to recoup increased costs in full. In addition, because many of our contracts are long-term in nature, cost increases may not be adjusted in our contract rates until the contracts are up for renewal. In particular, in our Heli-One business, approximately 28% and 34% of our third-party Heli-One revenue in the 2012 and 2013 fiscal years, respectively, was derived from PBH contracts, where the customer pays a ratable monthly charge, typically based on the number of hours flown, for all scheduled and un-scheduled maintenance. It can be difficult to correctly estimate the cost of providing maintenance on a PBH basis. There can be no assurance that we will be able to estimate costs accurately or recover increased costs by passing these costs on to our customers. In the event that we are unable to do so, the profitability of our customer contracts and our business, financial condition and results of operations could be materially and adversely affected.

We depend on a small number of helicopter manufacturers.

We contract with only four manufacturers of heavy and medium helicopters: Eurocopter, Sikorsky, AgustaWestland and Bell. These manufacturers have limited availability of helicopters, particularly heavy helicopters, and we have limited alternative sources of new helicopters. If we are unable to acquire new helicopters, continue operating helicopters already in our fleet, or purchase helicopters in the secondary markets, our business would be harmed.

Lead times for delivery of new heavy and medium helicopters are long (currently at least one year and historically as long as two years) and increasing for certain models, and annual production of new heavy and medium helicopters is limited. If any of these helicopter manufacturers faced production delays due to, for example, natural disasters, labor strikes, unavailability of skilled labor or safety issues, we may experience a significant delay in the delivery of previously ordered helicopters. During these periods, we may not be able to obtain additional helicopters with acceptable pricing, delivery dates or other terms. Delivery delays or our inability to obtain acceptable helicopter orders would adversely affect our revenue and profitability and could jeopardize our ability to meet the demands of our customers and execute our growth strategy. Although we have been able to acquire sufficient helicopters to date, a lack of available helicopters or the failure of our suppliers to deliver helicopters we have ordered on a timely basis could limit our ability to take advantage of growth opportunities or jeopardize our ability to meet the demands of our customers. Additionally, lack of availability of new helicopters could result in an increase in prices for certain types of used helicopters.

If any of the helicopter manufacturers we contract with, or the government bodies that regulate them, identify safety issues with helicopter models we currently operate or that we intend to acquire, we may be unable to operate a portion of our fleet or could experience a delay in acquiring new helicopters, both of which would negatively affect our business. For example, in October 2012, one of our EC225 helicopters made a controlled water landing in the North Sea with no injuries to crew or passengers. All flights of all operators using the same type of helicopter were subsequently suspended for the duration of a lengthy investigation and corrective action from the manufacturer. In August 2013, one of our AS332L2 helicopters was involved in an accident in the North Sea, resulting in four fatalities, see “—Risks Related to Our Business and Industry—Operating helicopters involves a degree of inherent risk and we are exposed to the risk of losses from safety incidents.” The cause of the August 2013 accident is not yet known. Regulatory investigations and political debate are currently in process or planned in the United Kingdom. The AS332L2 and the EC225 are produced by the same manufacturer, and we operate other helicopter types by this manufacturer (as of October 31, 2013, 85 helicopters in total), which total represents approximately 36% of our entire fleet. If it is ever determined that a safety issue exists across one or more model types by the same manufacturer, we may be required to suspend flight operations of a significant and material portion of our fleet.

If we are unable to fully resume operations with the AS332L2 or EC225, or are forced to suspend operations of different helicopter models, our business, financial condition and results of operations during any period in which flight operations are suspended could be affected.

We depend on a limited number of third-party suppliers for helicopter parts and subcontract services.

We rely on a few key vendors for the supply of parts and subcontract services required to maintain our helicopters. Due to high demand, these vendors could experience backlogs in their manufacturing schedules and some parts may be in limited supply from time to time, which could have an adverse impact upon our ability to maintain and repair our helicopters.

We currently obtain a substantial portion of our helicopter spare parts and components from helicopter manufacturers and maintain supply arrangements with other key suppliers. To the extent that these suppliers also supply parts for helicopters used by the military or other government organizations, parts delivery for our helicopters may be delayed during periods in which there are high levels of military or government operations. Our inability to perform timely maintenance and repairs can result in our helicopters being underutilized which could have an adverse impact on our business, financial condition and results of operations. Furthermore, our operations in remote locations, where delivery of these components and parts could take a significant period of time, could experience delays in our ability to maintain and repair our helicopters. While every effort is made to mitigate the impact of any such delays, this may pose a risk to our results of operations. We do not have an alternative source of supply for parts and components supplied by the main helicopter manufacturers. Failure or significant delay by these vendors in providing necessary parts could, in the absence of alternative sources of supply, have a material adverse effect on our business, including the withholding of payments by customers in certain cases. Due to our dependence on helicopter manufacturers for helicopter parts and components, we may also be subject to adverse impacts from unusually high price increases that are greater than overall inflationary trends. We might not be able to increase our contract rates. An unusually high increase in the price of parts or components that cannot be fully passed on to our customers could have a material adverse effect on our business, financial condition or results of operations.

Our business requires substantial capital expenditures, lease and working capital financing. Any deterioration of current economic conditions could adversely impact our business, financial condition and results of operations and we might be unable to obtain needed capital or financing on satisfactory terms or at all.

Our business requires substantial capital expenditures including significant ongoing investment to purchase or lease new helicopters, refinance existing leases and maintain our existing fleet. To the extent that we do not generate sufficient cash from our operations, we will need to raise additional funds through operating lease financing or other debt financing to execute our growth strategy and make the capital expenditures required to operate our business successfully.

Concerns about a systemic impact of a potential long-term and wide-spread economic recession, increased energy costs, the availability and cost of credit, diminished business and consumer confidence and increased unemployment rates contribute to increased market volatility and diminish expectations for western and emerging economies, including the jurisdictions in which we operate. In particular, the cost of raising money in the credit markets could increase substantially as many lenders and institutional investors, concerned about the stability of the financial markets generally and about the solvency of counterparties, could increase interest rates, enact tighter lending standards and reduce and, in some cases, cease to provide funding, to borrowers. In addition, financial market instability could leave our creditors unable to meet their obligations to us.

Our ability to access capital and bank markets or the availability of lease or other financings may be restricted at a time when we would like to, or need to access capital. Such inability could have an impact on our growth plans or on our flexibility to react to changing economic and business conditions. In addition, our credit facilities and helicopter leases will have maintenance covenants which may need to be renegotiated from time to time, and the financial market instability could have an impact on the lenders’ or lessors’ willingness to renegotiate these covenants on reasonable terms.

We rely on the secondary used helicopter market to dispose of our older helicopters and parts due to our on-going fleet modernization efforts.

We are dependent upon the secondary used helicopters and parts market to dispose of older models of helicopters as part of our ongoing fleet modernization efforts and any spare helicopter capacity associated with the termination or non-renewal of existing contracts. If we are unable to dispose of our older helicopters and parts due to a lack of demand in the secondary market, our helicopters and parts carrying costs may increase above requirements for our current operations, or we may accept lower selling prices, resulting in losses on disposition. A failure to dispose of helicopters and parts in the secondary market could impair our ability to operate our fleet efficiently and service existing contracts or win new mandates and could have a material adverse effect on our business, financial condition or results of operations.

Our operations are subject to extensive regulations which could increase our costs and adversely affect us.

The helicopter industry is regulated by various laws and regulations in the jurisdictions in which we operate. The scope of such regulation includes infrastructure and operational issues relating to helicopters, maintenance, spare parts and route flying rights as well as safety and security requirements. We cannot fully anticipate all changes that might be made to the laws and regulations to which we are subject nor the possible impact of such changes. These changes could subject us to additional costs and restrictions.

We are subject to governmental regulation that limits foreign ownership of aircraft companies. Based on regulations in various jurisdictions in which we operate, our authorizations, licenses and certificates may be suspended or revoked and we may lose our ability to operate within these regions if certain levels of local ownership are not maintained. See Note 2 to the interim unaudited consolidated financial statements and Note 4 to the annual audited consolidated financials included elsewhere in this prospectus.

Our ability to conduct our business is dependent on our ability to maintain authorizations, licenses and certificates, which in many jurisdictions require us to subcontract with third-parties to obtain required helicopter operating leases. We are routinely audited to ensure compliance with all flight operation and helicopter maintenance requirements. There can be no assurance that we will pass all such audits. Our failure to pass such audits or any breach of regulations applicable to us could result in fines, adverse publicity or grounding of our helicopters, all of which could have a material adverse effect on our business, financial condition and results of operations, especially if a regulatory breach were to lead to a helicopter crash or accident. Changes in laws or regulations could have a material adverse impact on our cost of operations or revenues from operations.

If we are unable to maintain required government-issued licenses for our operations or if our ownership in our foreign partners exceeds permitted levels, we will be unable to conduct helicopter operations in the applicable jurisdiction, as outlined below.

Europe

Approximately 25% of our revenue for the fiscal year ended April 30, 2013 originated from helicopter flying services provided by subsidiaries of EEA Helicopter Operations B.V., or EHOB, a Dutch Company 49.9% owned by us. These subsidiaries operate in the United Kingdom, Denmark, the Netherlands and Ireland (member states of the European Union, or the EU, and Norway (member state of the EEA). To operate helicopters in the EU and EEA, an operator must be licensed by the applicable national Civil Aviation Authority. Under applicable European law, an operator must be “effectively controlled” and “majority owned” by nationals of member states of the EU or the EEA to maintain its license. We believe that the majority shareholder in EHOB is an EU national and therefore these subsidiaries are currently “majority owned” and “effectively controlled” within the meaning of European Union and European Economic Area licensing requirements. Any change in the national status of the majority shareholder in EHOB could affect the licenses of these subsidiaries.

Canada

Our helicopter operations in Canada are conducted through CHC Helicopters Canada Inc., a company in which we hold a minority interest. Our flying operations are regulated by Transport Canada and are conducted under that company’s AOC. Our ability to conduct our helicopter operating business in Canada is dependent on our ability to maintain our relationship with CHC Helicopters Canada Inc. Our helicopter operations in certain other countries are conducted pursuant to an AOC issued by the Minister of Transport (Canada) under the provisions of the Aeronautics Act (Canada) for approximately 20 helicopters which our wholly owned subsidiary holds pursuant to an exemption until 2015. If we are unable to extend the ministerial exemption pursuant to which this certificate is issued, we will need to obtain licenses and certificates issued by the countries in which we conduct such operations or reach an agreement with CHC Helicopters Canada Inc. and/or customers in such countries to transfer the operations there to CHC Helicopters Canada Inc. We cannot give any assurance that we will be able to either extend the ministerial exemption, obtain local licenses and certificates or transfer such operations to CHC Helicopters Canada Inc., either at all or on acceptable terms.

Australia

Civil aviation in Australia is governed by the Civil Aviation Act 1988 (Cwlth) of Australia, and regulations made thereunder. To operate a helicopter in Australia, it must be registered with the Australian Civil Aviation Safety Authority and a Certificate of Airworthiness must be obtained, be valid and be in effect. The operation of a helicopter for a commercial purpose into, out of, or within Australian territory can only be undertaken as authorized by an Air Operators’ Certificate. Our ability to offer our helicopter transportation services in Australia is dependent on maintaining this certificate.

Brazil

Approximately 16% of our revenue for the fiscal year ended April 30, 2013 originated from helicopter flying services provided by a subsidiary of Brazilian Helicopter Holdings S.A., or BHH, a Brazilian Company 60% owned by us. This subsidiary operates in Brazil. To operate helicopters in Brazil, an operator must be licensed by the applicable national Civil Aviation Authority. Under applicable Brazilian law, in order to maintain its license, an operator must be “controlled” by nationals of Brazil and its officers must be Brazilian as well. By “control”, Brazilian aviation legislation refers to holding of at least 80% of operator’s voting shares. We believe that the majority holder of voting shares in BHH is a Brazilian national and therefore this subsidiary is currently “controlled” within the meaning of Brazil licensing requirements. Any change in the national status of the majority shareholder in BHH and/or in the nationality of the officers of this subsidiary could affect the licenses of BHH.

Our helicopter operations in Brazil are conducted through BHS – Brazilian Helicopter Services Táxi Aéreo S.A., the above-mentioned subsidiary of BHH. Our flying operations are regulated by the National Agency for Civil Aviation and are conducted under that company’s AOC. Our ability to conduct our helicopter operating business in Brazil is dependent on our ability to maintain such AOC. If we are unable to keep such AOC, we will be prevented from performing flying operations in Brazil.

Other Countries and Regulations

Our operations in other foreign jurisdictions are regulated to various degrees by the governments of such jurisdictions and must be conducted in compliance with those regulations and, where applicable, in accordance with our air service licenses and AOC. These regulations may require us to obtain a license to operate in that country, may favor local companies or require operating permits that can only be obtained by locally registered companies and may impose other nationality requirements. In such cases, we partner with local persons, but there is no assurance regarding which foreign governmental regulations may be applicable in the future to our helicopter operations and whether we would be able to comply with them.

The revocation of any of the licenses discussed above or the termination of any of the relationships with local parties discussed above could have a material adverse effect on our business, financial condition or results of operations.

Our MRO business, Heli-One, could suffer if licenses issued by the OEMs and/or governmental authorities are not renewed or we cannot obtain additional licenses.

Our MRO business, Heli-One, receives a significant portion of its third-party revenue from activities that require licenses from the OEMs and governmental authorities. The Heli-One business may require additional licenses to grow. We cannot provide any assurance that we will be able to obtain or maintain such licenses from the OEMs and/or governmental authorities on acceptable terms or at all. Furthermore, our MRO business could decline if existing licenses are revoked or cannot be renewed upon the expiration of existing terms.

We derive significant revenue from non-wholly owned variable interest entities. If we are unable to maintain good relations with the other owners of such non-wholly owned entities, our business, financial condition or results of operations could be adversely affected.

Local aviation regulations require us to operate through non-wholly owned entities with local shareholders. We conduct many of our international operations through entities in which we have a minority investment or through strategic alliances with foreign partners. We derive significant amounts of revenue from these entities. For the six months ended October 31, 2013, we derived $528.3 million of revenue, representing 62% of our total revenue from variable interest entities owned in part by local shareholders. We depend to some extent upon good relations with our local shareholders to ensure profitable operations. These shareholders may have interests that are not always aligned with ours. These shareholders are not required to provide any funding that these entities may require. Furthermore, certain shareholders’ agreements with local shareholders contain call arrangements which allow the local shareholder to elect to purchase our shares and/or require us to bear all of the losses of these entities. The calls are exercisable in certain circumstances, including liquidation and events of default. In the event shareholder disputes arise or we lose our interest in these entities and/or find other local partners, this could negatively impact our revenues and profit sharing from these entities, and could have a material adverse effect on our business, financial condition or results of operations.

Our operations may suffer due to political and economic uncertainty.

Risks associated with some of our operations include political, social and economic instability, war, terrorism and civil disturbances or other events that may limit or disrupt markets, expropriation without fair compensation, requirements to award contracts, concessions or licenses to nationals, international exchange restrictions and currency fluctuations, changing political conditions and monetary policies of foreign governments. Any of these events could materially adversely affect our ability to provide services to our customers. Certain of our helicopter leases and loan agreements impose limitations on our ability, including requiring the prior approval of the lessor or the lender, to locate particular helicopters in certain countries. We cannot provide assurance that these limitations will not affect our ability to allocate resources in the future to meet our operational needs.

Our business in countries with a history of corruption and transactions with foreign governments increases the compliance risks associated with our international activities.

Our international operations could expose us to trade and economic sanctions or other restrictions imposed by the United States or other governments or organizations. The U.S. Department of Justice, or the DOJ, and other federal agencies and authorities have a broad range of civil and criminal penalties at their disposal to impose against corporations and individuals for violations of trading sanctions laws, the Foreign Corrupt Practices Act, or the FCPA, and other federal statutes. Under trading sanctions laws, the government may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries, and modifications to compliance programs, which may increase compliance costs, and could subject us to fines, penalties and other sanctions. If any of the risks described above were to materialize, they could adversely impact our financial condition or results of operations.

These laws also prohibit improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. We have operations, deal with government entities and have contracts in countries known to experience corruption. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or associates that could be in violation of various laws including the FCPA, even though these parties are not always subject to our control. Our existing safeguards and procedures might prove to be less than fully effective, and our employees, consultants, sales agents or associates might engage in conduct for which we could be held responsible. Violations of the FCPA could result in severe criminal or civil sanctions, and we could be subject to other liabilities that could negatively affect our business, financial condition or results of operations.

In addition, from time to time, we and our subsidiaries are subject to investigation by various government agencies in the jurisdictions in which we operate. In 2006, we voluntarily disclosed to the U.S. Office of Foreign Asset Control, or the OFAC, that our subsidiary, formerly operating as Schreiner Airways might have violated applicable U.S. laws and regulations by re-exporting to Iran, Sudan, and Libya certain helicopters, related parts, map data, operation and maintenance manuals, and aircraft parts for third-party customers. OFAC’s investigation is ongoing and we continue to fully cooperate. Should the U.S. government determine that these activities violated applicable laws and regulations, we or our subsidiaries could be subject to civil or criminal penalties, including fines and/or suspension of the privilege to engage in trading activities involving goods, software and technology subject to U.S. jurisdiction. At January 6, 2014, it is not possible to determine the outcome of this matter, or the significance, if any, to our business, financial condition or results of operations.

We are subject to extensive environmental, health and safety laws, rules, regulations and ordinances that could have an adverse impact on our business.

We are subject to extensive laws, rules, regulations and ordinances in the various jurisdictions in which we operate relating to pollution and protection of the environment and to human health and safety, including those relating to discharge of noise, emissions to the air, releases or discharges to soil or water, the use, storage and disposal of petroleum and other regulated materials and the remediation of contaminated sites.

Our operations, including helicopter maintenance and helicopter fueling, involve the use, handling, storage and disposal of materials that may be classified as hazardous to human health and safety and to the environment. Laws protecting the environment have become more stringent in recent years and may, in certain circumstances, impose liability for the investigation and cleanup of releases of regulated materials and related environmental damage without regard to negligence or fault. These laws also might expose us to liability for the conduct of, or conditions caused by, others such as historic spills of regulated materials at our facilities, for acts that were in compliance with all applicable laws at the time such acts were performed, and for contamination at third-party sites where substances were sent for off-site treatment or disposal. Additionally, any failure by us to comply with applicable environmental, health and safety or planning laws and regulations could result in governmental authorities or other third parties taking action against our business that could adversely impact our operations and financial condition, including the:

•	issuance of administrative, civil and criminal penalties;

•	denial or revocation of permits or other authorizations;

•	imposition of limitations on our operations; and

•	performance of site investigatory, remedial or other corrective actions.

In addition, changes in laws or regulations protecting the environment may result in changes in the regulation of the offshore oil and gas industry, which in turn could adversely affect us. We cannot predict the likelihood of change to any of these laws or in their enforcement or the impact that any such change, or any discovery of previously unknown conditions, could have on our costs and financial position.

We are subject to many different forms of taxation in various jurisdictions throughout the world, which could lead to disagreements with tax authorities regarding the application of tax laws.

We are subject to many different forms of taxation including, but not limited to, income tax, withholding tax, commodity tax and payroll-related taxes. Tax law and administration is extremely complex and often requires us to make subjective determinations. The tax authorities in the various jurisdictions where we conduct business might not agree with the determinations that are made by us with respect to the application of tax law. Such disagreements could result in lengthy legal disputes and, ultimately, in the payment of substantial funds to the government authorities of foreign and local jurisdictions where we carry on business or provide goods or services, which could have a material adverse effect on our business, financial condition or results of operations.

Our estimate of tax related assets, liabilities, recoveries and expenses incorporates significant assumptions. These assumptions include, but are not limited to, the tax laws in various jurisdictions, the effect of tax treaties between jurisdictions, taxable income projections, and the benefits of various restructuring plans. To the extent that such assumptions differ from actual results, we may have to record additional income tax expenses and liabilities.

We are exposed to foreign currency risks.

Our consolidated financial statements are presented in U.S. dollars. However, a significant portion of our revenue and operating expenses are denominated in currencies consisting primarily of Pound Sterling, Norwegian Kroner, Canadian Dollars, Australian Dollars and the Euro. The functional currencies of many of our subsidiaries are non-U.S. currencies. There can be no assurances that our foreign currency risk management strategies will be effective and that foreign currency fluctuations will not adversely affect our results of operations and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Quantitative and Qualitative Disclosures About Market Risk” elsewhere in this prospectus.

Our failure to hedge exposure to fluctuations in foreign currency exchange rates effectively could unfavorably affect our financial performance.

We currently utilize derivative instruments to hedge our exposure to fluctuations in certain foreign currency exchange rates. These instruments may involve elements of market risk in excess of the amounts recognized in our consolidated financial statements. See “Management’s Discussion and Analysis of Financial Condition and

Results of Operations—Critical Accounting Policies and Estimates—Quantitative and Qualitative Disclosures About Market Risk” elsewhere in this prospectus. Further, our financial results from operations of our subsidiaries which incur revenue and operating expenses in currencies other than U.S. dollars may be negatively affected if we fail to execute or if we improperly hedge our exposure to currency fluctuations.

We are exposed to credit risks.

We are exposed to credit risk on our financial investments which depends on the ability of our counterparties to fulfill their obligations to us. We manage credit risk by entering into arrangements with established counterparties and through the establishment of credit policies and limits, which are applied in the selection of counterparties.

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts on which we would incur a loss in replacing the instrument. We limit our credit risk by dealing only with counterparties that possess investment grade credit ratings and monitor our concentration risk with counterparties on an ongoing basis. The carrying amount of financial assets represents the maximum credit exposure for financial assets.

Credit risk arises on our trade receivables from the unexpected loss in cash and earnings when a customer cannot meet its obligation to us or when the value of security provided declines. To mitigate trade credit risk, we have developed credit policies that include the review, approval and monitoring of new customers, annual credit evaluations and credit limits. There can be no assurance that our risk mitigation strategies will be effective and that credit risk will not adversely affect our financial condition and results of operations.

Our customers may seek to shift risk to us.

We give to and receive from our customers indemnities relating to damages caused or sustained by us in connection with our operations. Our customers’ changing views on risk allocation could cause us to accept greater risk to win new business or could result in us losing business if we are not prepared to take such risks. To the extent that we accept such additional risk, and seek to insure against it, our insurance premiums could rise.

Our operations are largely dependent upon the level of activity in the oil and gas industry.

To varying degrees, activity levels in the oil and gas industry are affected by long-term trends in oil and gas prices. Historically, the prices for oil and gas have been volatile and subject to wide fluctuations in response to changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond our control, such as:

•	actions of the Organization of Petroleum Exporting Countries and other oil producing countries to control prices or change production levels;

•	general economic and political conditions, both worldwide and in the regions in which we operate;

•	governmental regulation and policy;

•	the price and availability of alternative fuels;

•	advances in exploration, development and production technology; and

•	the effects of hostilities or instability in oil-producing countries or the regions in which they are located.

We cannot predict future oil and gas price movements. Any prolonged reduction in oil and gas prices could depress the level of helicopter activity in support of exploration and, to a lesser extent, production activity and, therefore have a material adverse effect on our business, financial condition and results of operations. For the fiscal year ended April 30, 2013, revenue generated by helicopter transportation services for the oil and gas industry was approximately 81% of our total revenues.

Additionally, an increase in onshore fracking, which generally does not require use of our helicopter services, could have an adverse effect on our operations. If onshore fracking were to meaningfully increase in the international markets in which we operate, and if it were to drive a meaningful increase in the supply of hydrocarbons available to the markets we serve, it could potentially adversely impact the level of activity in our offshore oil and gas markets and the demand for our helicopter services.

Our customers are primarily in the oil and gas industry and, as a result, changes in economic and industry conditions could expose us to additional credit risk.

The majority of our customers are engaged in oil and gas production, exploration and development. For the fiscal year ended April 30, 2013, revenue generated by helicopter transportation services from oil and gas customers represented approximately 81% of our total revenues. This concentration could impact the overall exposure to credit risk because changes in economic and industry conditions that adversely affect the oil and gas industry could affect the majority of our customers. We generally do not require letters of credit or other collateral to support our trade receivables. Accordingly, a sudden or protracted downturn in the economic condition of the oil and gas industry could adversely impact our ability to collect our receivables and thus impact our business, financial condition or results of operations.

We are highly dependent upon the level of activity in the North Sea, which is a mature exploration and production region.

For the fiscal year ended April 30, 2013, approximately 44% of our gross revenue was derived from helicopter services provided to customers operating in the North Sea. The North Sea is a mature exploration and production region that has undergone substantial seismic survey and exploration activity for many years. Because a large number of oil and gas properties in this region have already been drilled, additional prospects of sufficient size and quality could be more difficult to identify. Generally, the production from these drilled oil and gas properties is declining. In the future, production could decline to the point that such properties are no longer economical to operate, in which case, our services with respect to such properties will no longer be needed. Oil and gas companies might not identify sufficient additional drilling sites to replace those that become depleted or cease to be economically viable. If activity in oil and gas exploration, development and production in the North Sea materially declines, our business, financial condition and results of operations could be materially and adversely affected. We cannot predict the levels of activity in this or any other geographic area.

If oil and gas companies undertake cost reduction methods, there may be an adverse effect on our business.

Oil and gas companies engaged in the production, exploration and development sector continually seek to implement measures aimed at reducing costs, including the cost of helicopter support operations. For example, oil and gas companies in some circumstances have reduced manning levels on both old and new platforms, rigs and other installations by using new technology to permit unmanned operations, which could increase the length of offshore shifts and reduce the frequency of transportation of employees. The implementation of such measures could reduce the demand for helicopter transportation services and have a material adverse effect on our business, financial condition and results of operations.

Reductions in spending on helicopter services by government agencies could lead to modifications of SAR and EMS contract terms or delays in receiving payments, which could adversely impact our business, financial condition and results of operations.

We receive significant revenue from government agencies in Ireland, the United Kingdom and Australia. Any reductions in the budgets of government agencies for spending on helicopter services, implementations of cost savings measures by government agencies, imposed modifications of contract term or delays in collecting receivables owed to us by our government agency customers or loss of contracts could have an adverse effect on our business, financial condition and results of operations.

In addition, there are inherent risks in contracting with government agencies. Applicable laws and regulations in the countries in which we operate may enable our government agency customers to (i) terminate contracts for convenience, (ii) reduce, modify or cancel contracts or subcontracts if requirements or budgetary constraints change and/or (iii) terminate contracts or adjust their terms.

Failure to develop or implement new technologies and disruption to our systems could affect our results of operations.

Many of the helicopters we operate are characterized by changing technology, introductions and enhancements of models of helicopters and services and shifting customer demands, including technology preferences. Our future growth and financial performance will depend in part upon our ability to develop market and integrate new services and to accommodate the latest technological advances and customer preferences. In addition, the introduction of new technologies or services that compete with our services could result in our revenues decreasing over time. If we are unable to upgrade our operations or fleet with the latest technological advances in a timely manner, or at all, our business, financial condition and results of operations could suffer. Any disruption to computers, communication systems or other technical equipment used by us and our fleet could significantly impair our ability to operate our business efficiently and could have a material adverse effect on our business, financial condition or results of operations.

We rely on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted and our business could be negatively affected.

We rely on information technology networks and systems to process, transmit and store electronic and financial information; to coordinate our business across our global operation bases; and to communicate within our company and with customers, suppliers, partners and other third-parties. These information technology systems, including the system at our global operations center in Irving, Texas, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyber attacks, telecommunication failures, user errors or catastrophic events. If our information technology systems suffer severe damage, disruption or shutdown, and our business continuity plans do not effectively resolve the issues in a timely manner, our operations could be disrupted and our business could be negatively affected. In addition, cyber attacks could lead to potential unauthorized access and disclosure of confidential information, and data loss and corruption. There is no assurance that we will not experience these service interruptions or cyber attacks in the future.

Assimilating any future material acquisitions into our company may strain our resources and have an adverse effect on our business.

The assimilation of any future material acquisitions we may make will require substantial time, effort, attention and dedication of management resources and may distract management from ordinary operations. The transition process could create a number of potential challenges and adverse consequences, including the possible unexpected loss of key employees, customers or suppliers, a possible loss of revenues or an increase in operating or other costs. Inefficiencies and difficulties may arise because of unfamiliarity with new assets and the business associated with them, new geographic areas and new regulatory systems. These types of challenges and uncertainties could have a material adverse effect on our business, financial condition and results of operations. We may not be able to effectively manage the combined operations and assets or realize any of the anticipated benefits of future material acquisitions.

The loss of key personnel could affect our growth and future success.

Loss of the services of key management personnel at our corporate and regional headquarters without being able to attract personnel of equal ability could have a material adverse effect upon us.

Our ability to attract and retain qualified pilots, mechanics, technicians and other highly-trained personnel is an important factor in determining our future success. The market for these experienced and highly trained personnel is competitive and may become more competitive. Accordingly, we cannot be assured that we will be successful in our efforts to attract and retain such personnel in the future. A limited supply of qualified applicants may contribute to wage increases that increase the related costs to us. Our failure to attract and retain qualified personnel could have a material adverse effect on our business, financial condition or results of operations.

Labor problems could adversely affect us.

Certain of our employees in the United Kingdom, Ireland, the Netherlands, Norway, Brazil, Canada and Australia (collectively, approximately 73% of our employees as of October 31, 2013) are represented under collective bargaining or union agreements. Any disputes over the terms of these agreements or our potential inability to negotiate acceptable contracts with the unions that represent our employees could result in strikes, work stoppages or other slowdowns by the affected workers. Periodically, certain groups of our employees who are not covered under a collective bargaining agreement consider entering into such an agreement.

If our unionized workers engage in a strike, work stoppage or other slowdown, other employees elect to become unionized, existing labor agreements are renegotiated, or future labor agreements contain terms that are unfavorable to us, we could experience a disruption of our operations or higher ongoing labor costs, which could adversely affect our business, financial condition or results of operations.

If the assets in our defined benefit pension plans are not sufficient to meet the plans’ obligations, we could be required to make substantial cash contributions and our liquidity could be adversely affected.

We sponsor funded and unfunded defined benefit pension plans for our employees principally in Canada, the United Kingdom, the Netherlands and Norway. As of April 30, 2013, there was an $87.7 million funding deficit related to our various defined benefit pension plans which require ongoing funding by us.

Our estimate of liabilities and expenses for pensions incorporates significant assumptions, including the interest rate used to discount future liabilities and expected long-term rates of return on plan assets. Our pension contributions and expenses, results of operations, liquidity or shareholders’ equity in a particular period could be materially adversely affected by market returns that are less than the plans’ expected long-term rates of return, a decline in the rate used to discount future liabilities and changes in the currency exchange rates. If the assets of our pension plans do not achieve expected investment returns for a fiscal year, such deficiency may result in increases in pension expense. Changing economic conditions, poor pension investment returns or other factors may require us to make substantial cash contributions to the pension plans in the future, preventing the use of such cash for other purposes and adversely affecting our liquidity.

Adverse results of legal proceedings could materially and adversely affect our business, financial condition or results of operations.

We are subject to and may in the future be subject to a variety of legal proceedings and claims that arise out of the ordinary conduct of our business. Results of legal proceedings cannot be predicted with certainty. Irrespective of its merits, litigation may be both lengthy and disruptive to our operations and could cause significant expenditure and diversion of management attention. We may be faced with significant monetary damages or injunctive relief against us that could materially adversely affect a portion of our business operations or materially and adversely affect our business, financial condition or results of operations should we fail to prevail in certain matters.

In the event we are or become treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, our U.S. shareholders could be subject to adverse U.S. federal income tax consequences.

In the event we are or become a PFIC, U.S. Holders (as defined in “Taxation—Material United States Federal Income Tax Considerations”) of our ordinary shares could be subject to adverse U.S. federal income tax consequences. These consequences include the following: (i) if our ordinary shares are “marketable stock” for purposes of the PFIC rules and a U.S. Holder makes a mark-to-market election with respect to its ordinary shares, the U.S. Holder will be required to include annually in its U.S. federal taxable income an amount reflecting any year-end increase in the value of its ordinary shares, (ii) if a U.S. Holder does not make a mark-to-market election, it may incur significant additional U.S. federal income taxes on income resulting from certain distributions on, or any gain from the disposition of, our ordinary shares, as such income generally would be allocated over the U.S. Holder’s holding period for its ordinary shares and subject to tax at the highest rates of U.S. federal income taxation in effect for such years, with an interest charge then imposed on the deferral of the resulting taxes with respect to such income, and (iii) dividends paid by us would not be eligible for reduced individual rates of U.S. federal income taxation in any year in which we are treated as a PFIC and in any year immediately following a year in which we are treated as a PFIC. In addition, U.S. Holders that own an interest in a PFIC are required to file additional U.S. federal tax information returns under guidance that has yet to be finalized. A U.S. Holder may not make a mark-to-market election with respect to any of our subsidiaries that are PFICs to mitigate the adverse tax consequences applicable under the PFIC rules attributable to any such subsidiary. See “Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Consequences.”

The classification of our gross operating income as income from services, which should not be considered passive income for purposes of the PFIC income test, or rents, which could be passive income for that purpose, is a facts and circumstances determination that takes into consideration many factors and the weight that should be given to each factor and is currently subject to significant uncertainty under the U.S. federal income tax law. We believe that our gross operating income should be classified principally as income from services and not from rents, and that, accordingly, we should not be a PFIC under the PFIC income test. Nevertheless, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, there can be no assurance that we are not currently a PFIC and that we will not be a PFIC in the future under the PFIC income test.

Risks Related to Our Ownership Structure

We are controlled by our financial sponsor, which might have interests that conflict with ours or the interests of our other shareholders.

We are controlled by First Reserve, which can determine the outcome of matters to be decided by our shareholders. Circumstances may occur in which the interests of First Reserve could be in conflict with our interests or the interests of our other shareholders. For example, First Reserve is in the business of making investments in companies and might from time to time in the future acquire interests in businesses that directly or indirectly compete with certain portions of our business or that are suppliers or customers of ours. Further, if First Reserve pursues such acquisitions or makes further investments in our industry, those acquisitions and investment opportunities might not be available to us. So long as First Reserve continues to directly or indirectly own a significant amount of our equity, even if such amount is less than 50%, it will continue to be able to influence our decisions. In addition, this concentration of ownership could have the effect of delaying, preventing or deterring a change of control of our company, could deprive shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and might ultimately affect the market price of our ordinary shares.

Upon the listing of our ordinary shares on the NYSE, we will be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

After the completion of this offering, funds affiliated with First Reserve will continue to beneficially own a majority of the voting power of our ordinary shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our ordinary shares:

•	we have a board of directors that is comprised of a majority of “independent directors,” as defined under the rules of the NYSE;

•	we have a compensation committee that is comprised entirely of independent directors; and

•	we have a nominating and corporate governance committee that is comprised entirely of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, a majority of the directors on our board of directors will not be independent. In addition, the compensation committee and the corporate governance committee of our board of directors will not consist entirely of independent directors or be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Risks Related to this Offering and Ownership of Our Ordinary Shares

You will experience an immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.

The initial public offering price per share of our ordinary shares is substantially higher than the as adjusted net tangible book value per share of our ordinary shares will be immediately after this offering. As a result, you may pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Investors who purchase ordinary shares in this offering will be diluted by $9.21 per share after giving effect to the sale of ordinary shares in this offering at an initial public offering price of $10.00 per share. If we grant options in the future to our employees, and those options are exercised or other issuances of ordinary shares are made, there will be further dilution. See “Dilution.”

There may be sales of a substantial amount of our ordinary shares after this offering by our current shareholders, and these sales could cause the price of our ordinary shares to fall.

After this offering, there will be 77,519,484 ordinary shares outstanding (or 82,169,484 ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares from us). Of our issued and outstanding ordinary shares, all the shares sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Immediately following the completion of this offering, funds affiliated with First Reserve will own an approximate 58.5% indirect economic and voting interest in us through CHC Cayman, which will own approximately 59.3% of our outstanding ordinary shares (or 56.0% if the underwriters’ exercise their option to purchase additional ordinary shares in full). These percentage ownership levels could change in the future. For more information, see “Principal Shareholders.”

Each of our directors, executive officers and First Reserve have entered into a lock-up agreement with representatives of the underwriters, which regulates, among other things, their sales and transfers of ordinary shares for a period of 180 days after the date of this prospectus, subject to certain exceptions and automatic extensions in certain circumstances. See “Shares Eligible for Future Sale—Lock-Up Agreements.”

Sales of substantial amounts of our ordinary shares in the public market after this offering, including by us or First Reserve or the perception that such sales will occur, could adversely affect the market price of our ordinary shares and make it difficult for us to raise funds through securities offerings in the future. Of the ordinary shares to be outstanding after the offering, the ordinary shares offered by this prospectus will be eligible for immediate sale in the public market without restriction by persons other than our affiliates.

There has been no prior trading market for our ordinary shares, and an active trading market might not develop or be sustained following this offering. The market price of our ordinary shares may be volatile, which could cause the value of your investment to decline.

Prior to this offering, our ordinary shares have not been traded in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price may not be indicative of prices that will prevail in the trading market. The trading price of our ordinary shares following this offering is, therefore, likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	changes in financial estimates, including our ability to meet our future revenue and operating profit or loss projections;

•	fluctuations in our operating results or those of our competitors;

•	fluctuations in the economic performance or market valuations of companies perceived by investors to be comparable to us;

•	fluctuations in worldwide prices of and demand for oil and natural gas;

•	economic developments in the offshore oil and gas industry as a whole;

•	general economic conditions and slow or negative growth of related markets;

•	announcements by us or our competitors of acquisitions, new products, significant contracts or orders, commercial relationships or capital commitments;

•	the existence of operating risks inherent in our business, including the possibility of declining safety performance;

•	commencement of or our involvement in litigation;

•	disruption to our operations;

•	our ability to maintain our fleet of helicopters;

•	any major change in our board of directors or management;

•	political or social conditions in the markets where we operate;

•	changes in governmental regulations;

•	changes in foreign exchange rates and controls; and

•	changes in earnings estimates or recommendations by securities analysts.

In addition, the stock market in general, and the market for providers of helicopter services to the worldwide offshore oil and gas industry in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market shortly following this offering. These broad market and industry factors may cause the market price of our ordinary shares to decrease, regardless of our actual operating performance. These trading price fluctuations could also make it more difficult for us to use our ordinary shares as a means to make acquisitions or to use options to purchase our ordinary shares to attract and retain employees. If the market price of our ordinary shares after this offering does not exceed the initial public offering price, you might not realize any return on your investment in us and might lose some or all of your investment. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Any such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We are a holding company and, accordingly, are dependent upon distributions from our subsidiaries to generate the funds necessary to meet our financial obligations and pay dividends.

We are a holding company and have no business operations of our own. We have no independent means of generating revenue. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to pay our expenses and to pay any cash dividends. There can be no assurance that our subsidiaries will generate sufficient cash flow to dividend or distribute funds to us or that applicable laws, their operating documents and contractual restrictions, including negative covenants in our or their debt instruments, will permit such dividends or distributions. Our debt instruments currently restrict the ability of our subsidiaries to pay dividends or make distributions to us. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Consolidation of Variable Interest Entities.”

The requirements of being a public company may strain our resources and distract our management.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures and internal controls, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations. We expect to incur significant additional annual expenses related to these steps and, among other things, additional directors and officers’ liability insurance, director fees, reporting requirements, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

We have identified significant deficiencies in our internal control over financial reporting, and our internal controls may not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and ordinary share price.

In connection with the preparation of our fiscal 2013 financial statements, we concluded that we had three significant deficiencies as of April 30, 2013. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting, including the audit committee of the board of directors. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The significant deficiencies we identified related to our lack of sufficient controls relating to the operations of our IT general controls and of control over certain vendor statement reconciliations. We believe that we have remediated these significant deficiencies as of October 31, 2013. In December 2013 we concluded we had an additional significant deficiency as of October 31, 2013 as the result of the failure to adequately identify one of our contractual arrangements and analyze it from an accounting perspective. We believe this item has been remediated as of the date hereof. Specifically, we remediated our controls by implementing processes to ensure our database data change logs are properly configured, monitored and reviewed on a daily basis. In addition, we have enhanced our review processes to ensure that data changes made to critical or restricted data follow our change management and approval procedures, implemented a new process to reconcile our accounts payable sub-ledger and accrued liabilities balances to certain vendor statements on a monthly basis, and enhanced our disclosure control process. No assurance can be given that we have adequately remediated these significant deficiencies or that we will not discover additional significant deficiencies or material weaknesses, or that they could not occur in the future.

Our internal control over financial reporting currently may not meet the standards contemplated by Section 404 of the Sarbanes-Oxley Act that we will eventually be required to meet. If we are not able to complete our assessment of internal controls over financial reporting accordance with the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm might not be able to certify as to their adequacy.

Matters affecting our internal control might cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which could result in a breach of the covenants under our financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal control over financial reporting. This could materially adversely affect us and lead to a decline in the price of our ordinary shares.

If securities analysts or industry analysts downgrade our ordinary shares, publish negative research or reports or fail to publish reports about our business, our share price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts publish about us, our business and our market. If one or more analysts adversely change their recommendation regarding our stock or our competitors’ stock, our share price would likely decline. If one or more analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets which in turn could cause our share price or trading volume to decline.

Our actual operating results may differ significantly from our guidance and investor expectations, which would likely cause our share price to decline.

From time to time, we may release guidance in our earnings releases, earnings conference calls or otherwise, regarding our future performance that represent our management’s estimates as of the date of release. If given, this guidance, which will include forward-looking statements, will be based on projections prepared by our management. Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. The principal reason that we expect to release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. With or without our guidance, analysts and other investors may publish expectations regarding our business, financial performance and results of operations. We do not accept any responsibility for any projections or reports published by any such third persons.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. If our actual performance does not meet or exceed our guidance or investor expectations, the trading price of our ordinary shares is likely to decline.

Provisions of our articles of association and Cayman Islands corporate law may discourage or prevent an acquisition of us which could adversely affect the value of our ordinary shares.

Provisions of our memorandum and articles of association and Cayman Islands law may have the effect of delaying or preventing a change of control or changes in our management. Our memorandum and articles of association will contain provisions that:

•

permit our board of directors to issue, without any further vote or action by our shareholders, preferred shares in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series; and

•	will provide for our board of directors to be a classified board.

The foregoing provisions may impose various impediments to the ability of a third-party to acquire control of us, even if a change of control would be beneficial to our existing shareholders.

Our organizational documents contain a variety of anti-takeover provisions that could delay, deter or prevent a change in control.

Various provisions of our organizational documents and Cayman Islands law may delay, deter or prevent a change in control of us that is not approved by our board of directors. These provisions include:

•	a classified board of directors;

•	a requirement that annual general meetings of shareholders be called by only a majority of the board of directors or by the Chairman of the board of directors or in the case of extraordinary general meetings, by a majority of the board of directors, by the Chairman of the board of directors or by shareholders holding not less than a majority of our shares then outstanding;

•	advance notice requirements for shareholder proposals and nominations;

•	limitations on the ability of shareholders to amend, alter or repeal our organizational documents; and

•	the authority of the board of directors to issue preferred shares with such terms as the board of directors may determine.

Shareholder rights under Cayman Islands law may differ materially from shareholder rights in the United States, which could adversely affect the ability of us and our shareholders to protect our and their interests.

We are a company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, by the Companies Law (as revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands, as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. In particular, some jurisdictions, such as the state of Delaware, have more fully developed and judicially interpreted bodies of corporate laws. Moreover, we could be involved in a corporate combination in which dissenting shareholders would have no rights comparable to appraisal rights that would otherwise ordinarily be available to dissenting shareholders of United States corporations. Also, our Cayman Islands counsel is not aware of a significant number of reported class actions having been brought in Cayman Islands courts. Such actions are ordinarily available in respect of United States corporations in U.S. courts. Finally, Cayman Islands companies might not have standing to initiate shareholder derivative actions before the federal courts of the United States. As a result, our public shareholders could face different considerations in protecting their interests in actions against our management, directors or financial sponsor than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests may be limited if we are harmed in a manner that would otherwise enable us to sue in a United States federal court. See “Description of Share Capital—Material Differences in Corporate Law.”

As a holder of the ordinary shares, you might have difficulty obtaining or enforcing a judgment against us because we are incorporated under the laws of the Cayman Islands.

Because we are a Cayman Islands company, there is uncertainty as to whether the Grand Court of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands against us predicated upon the securities laws of the United States or any state thereof.

Our financial sponsor may compete with us, and our memorandum and articles of association contain a provision that expressly permits our non-employee directors to compete with us.

First Reserve may compete with us for investments in our business. There is no assurance that any conflicts of interest created by such competition will be resolved in our favor. Moreover, First Reserve is in the business of making investments in companies and acquires and holds interests in businesses that compete directly or indirectly with us. Our memorandum and articles of association, as amended (or our articles of association), will provide that, to the maximum extent permitted from time to time by Cayman Islands law, we renounce any interest or expectancy that we have in, or any right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to our directors or their affiliates, other than to those directors who are employed by us or our subsidiaries, unless the business opportunity is expressly offered to such person in his or her capacity as a director of the Company, and none of First Reserve or its affiliates, or any director who is not employed by us or any of his or her affiliates, will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we or our affiliates engage or propose to engage or to refrain from otherwise competing with us or our affiliates. First Reserve also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities might not be available to us.

Our articles of association will also provide that any director, officer, committee member or agent of both the Company and a member of First Reserve group (or an Identified Person), First Reserve or any non-employee director taking, developing, offering or transferring to another person or entity, any potential transaction, business or investment opportunity that has been renounced by the Company shall not constitute an act or omission committed in bad faith or as the result of active or deliberate dishonesty, and any benefit received, directly or indirectly, by First Reserve, an Identified Person or any non-employee director as the result of any such potential transaction, business or investment opportunity shall not constitute receipt of an improper benefit, or an improper personal benefit, in money, property, services or otherwise.

Our articles of association provide that, to the maximum extent permitted from time to time by Cayman Islands law, each of our non-employee directors (including those designated by First Reserve) may:

•	acquire, hold and dispose of ordinary shares for his or her own account or for the account of others, and exercise all of the rights of a shareholder to the same extent and in the same manner as if he or she were not our director; and

•	in his or her personal capacity or in his or her capacity as a director, officer, trustee, shareholder, partner, member, equity owner, manager, advisor or employee of any other person, have business interests and engage in business activities that are similar to ours, compete with us or involve a business opportunity that we could seize and develop.

Our articles of association also will provide that, to the maximum extent permitted from time to time by Cayman Islands law, in the event that First Reserve or any non-employee director acquires knowledge of a potential transaction or other business opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and may take any such opportunity for itself, himself or herself or offer it to another person or entity unless the business opportunity is expressly offered to such person in his or her capacity as our director. These provisions may limit our ability to pursue business or investment opportunities that we might otherwise have had the opportunity to pursue, which could have an adverse effect on our financial condition, our results of operations, our cash flow, the per share trading price of our ordinary shares and our ability to satisfy our debt service obligations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” or the negative or plural of these words or similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in the section of this prospectus captioned “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

•	our level of indebtedness and obligations under our operating leases;

•	competition in the markets we serve;

•	loss of any of our large, long-term support contracts;

•	inherent risks in operating helicopters;

•	failure to mitigate losses through a robust safety management and insurance coverage program or to maintain standards of acceptable safety performance;

•	risks associated with our fixed operating expenses and long-term contracts;

•	our reliance on a small number of helicopter manufacturers;

•	limited number of suppliers and availability of replacement helicopter parts and subcontracted services;

•	inability to fund our working capital requirements;

•	reliance on the secondary used helicopter market to dispose of older helicopters;

•	extensive regulation;

•	potential for conflict with the other owners of non-wholly-owned variable interest entities;

•	political and economic uncertainty;

•	compliance risks associated with international activities;

•	application of tax laws in various jurisdictions;

•	foreign currency exposure and related hedging activities;

•	exposure to credit risks;

•	allocation of risk between our customers and us;

•	dependence on the oil and gas industry, and particular markets within that industry;

•	reduction or cancellation of services for government agencies;

•	inability to upgrade our technology;

•	reliance on information technology;

•	assimilation of acquisitions and the impact of any future material acquisitions;

•	loss of key personnel;

•	labor problems;

•	insufficient assets in our defined benefit pension plan;

•	adverse results of legal proceedings;

•	potential adverse U.S. federal income tax consequences;

•	our financial sponsor’s control over us, and its interests that may conflict with ours and may differ from those of our public shareholders;

•	future sales of our ordinary shares by current shareholders;

•	lack of a prior trading market for our ordinary shares;

•	our holding company structure; and

•	the costs of being a public company, including Sarbanes-Oxley Act compliance.

We caution you that the above list of cautionary statements is not exhaustive and should be considered with the risks described under “Risk Factors” and elsewhere in this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. We disclaim any intentions or obligations to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

USE OF PROCEEDS

We estimate that the net proceeds we receive from this offering, after deducting underwriting discounts and estimated offering expenses of $24.7 million payable by us in connection with the offering, will be approximately $285.3 million, or approximately $329.4 million if the underwriters exercise in full their right to purchase additional ordinary shares from us.

We intend to use approximately $134.0 million of the net proceeds from this offering to redeem 10% of the aggregate principal amount of our senior secured notes at 103% of the principal amount, plus accrued and unpaid interest, if any, a portion of the net proceeds, together with cash then on hand, to repay borrowings under our existing senior secured revolving credit facility of $225.0 million and the remaining net proceeds, if any, for general corporate purposes. The senior secured notes bear interest at an annual rate of 9.25%, with semi-annual interest payments due on April 15 and October 15, and mature on October 15, 2020.

As of October 31, 2013, we had $15.0 million of borrowings outstanding under our existing senior secured revolving credit facility and $53.4 million of letters of credit were issued and outstanding under such credit facility. Subsequent to October 31, 2013, the borrowings under our existing senior secured revolving credit facility increased from $15.0 million by $210.0 million to $225.0 million as of the date of this prospectus. This indebtedness had a weighted average interest rate of 7.25% as of October 31, 2013. Our existing senior secured revolving credit facility matures in 2015. We intend to enter into a new senior secured revolving credit facility concurrently with the consummation of this offering. See “Description of Indebtedness.”

Affiliates of certain of the underwriters hold a portion of our indebtedness being repaid and as a result, may receive a portion of the proceeds from this offering. See “Underwriting (Conflicts of Interest).”

DIVIDEND POLICY

We currently intend to retain earnings, if any, to finance the development and growth of our business and do not anticipate paying cash dividends on our ordinary shares in the future. Because we are a holding company and have no direct operations, we will only be able to pay dividends from our available cash on hand and any funds we receive from our subsidiaries. See “Risk Factors—Risks Related to this Offering and Ownership of Our Ordinary Shares—We are a holding company and, accordingly, are dependent upon distributions from our subsidiaries to generate the funds necessary to meet our financial obligations and pay dividends.” Our payment of any future dividends is restricted by certain of our existing debt instruments. The declaration and payment of dividends also is subject to the discretion of our board of directors and depends on various factors, including our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

In addition, under the Companies Law (as revised) of the Cayman Islands, our board of directors may declare dividends only out of our profits (subject to the factors set out above), out of share premium, provided that in respect of share premium immediately following the date on which the dividend is to be paid out of share premium we can pay our debts as they fall due in the ordinary course of business, or (subject to the same solvency test as applies to payments out of share premium) out of any distributable capital reserve resulting from contributed surplus paid in to us on that basis.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities as of October 31, 2013:

•	on an actual basis; and

•	on an as adjusted basis giving effect to (1) the share capital restructuring transactions and (2) this offering and the application of the proceeds therefrom as described in “Use of Proceeds.”

You should read this table in conjunction with the sections entitled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Indebtedness” and “Description of Share Capital” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	October 31, 2013
	Actual	As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents(i)	$84,189	$10,560

Indebtedness:
Senior secured revolving credit facility(i)	$15,000	$—
Senior secured notes(ii)	1,300,000	1,170,000
Senior unsecured notes(iii)	300,000	300,000
Other long-term obligations	62,378	62,378

Total indebtedness(i)	1,677,378	1,532,378

Shareholders’ equity:
Ordinary shares, $0.0001 par value per share; 1,500,000,000 shares to be authorized, 46,519,484 shares to be issued and outstanding, actual; 77,519,484 shares to be issued and outstanding, on an as adjusted basis	5	8
Preferred Shares, $0.0001 par value per share; 500,000,000 shares authorized, no shares issued and outstanding, actual; 500,000,000 shares authorized, no shares issued and outstanding, on an as adjusted basis	—	—
Contributed surplus	1,696,295	1,981,563
Accumulated other comprehensive loss	(106,964)	(106,964)
Deficit(iv)	(1,181,876)	(1,189,644)

Total shareholder’s equity(v)	407,460	684,963

Total capitalization	$2,084,838	$2,217,341

(i)	As of October 31, 2013, we had $15 million of borrowings outstanding under our existing senior secured revolving credit facility and $53.4 million of letters of credit were issued and outstanding under such credit facility. Subsequent to October 31, 2013, the borrowings under our existing senior secured revolving credit facility increased by $210 million from $15 million to $225 million as of the date of this prospectus. As of December 31, 2013, after giving effect to the increase in borrowings under our existing senior secured revolving credit facility as of such date, our total indebtedness had increased by approximately $245 million from $1,677 million to $1,922 million.

Subsequent to October 31, 2013, our cash and cash equivalents also increased by approximately $182 million from $84 million to $266 million as of December 31, 2013.

The $11 million of cash and cash equivalents in the as adjusted column above gives effect to the use of net proceeds from this offering, together with cash on hand, for the repayment of $225 million of outstanding borrowings under our existing senior secured revolving credit facility (including the $210 million drawn subsequent to October 31, 2013), but does not give effect to the increase of $182 million in our cash and cash equivalents as of December 31, 2013.

(ii)	Represents the aggregate principal amount of the senior secured notes issued and outstanding.
(iii)	Represents the aggregate principal amount of the senior unsecured notes issued and outstanding.
(iv)	The deficit is adjusted for the loss on extinguishment of $7.8 million related to the redemption of $130.0 million of senior secured notes. The loss on extinguishment is comprised of the redemption premium, the unamortized deferred financing costs and the original issuance discount and premium.
(v)	If the underwriters’ option to purchase additional ordinary shares is exercised in full, the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total shareholder’s equity and total capitalization would increase by approximately $44.1 million, after deducting underwriting discounts and estimated expenses, and we would have 82,169,484 ordinary shares issued and outstanding, as adjusted.

The table above excludes the following ordinary shares:

•	7,500,000 ordinary shares issuable pursuant to the 2013 Incentive Plan; and

•	2,812,015 ordinary shares issuable pursuant to the 2013 ESPP.

See also “Executive Compensation—Proposed Compensation—IPO Date Equity-Based Awards” and “Executive Compensation—Proposed Compensation—Conversion of Existing Long-Term Incentives in 6922767 Holding (Cayman) Inc.”

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per share of our ordinary shares and the as adjusted net tangible book value per share of our ordinary shares immediately after the completion of this offering.

The as adjusted net tangible book value of our ordinary shares as of October 31, 2013 was approximately $(216.2) million, or $(4.65) per share. Adjusted net tangible book value per share represents our total tangible assets less our total tangible liabilities, divided by the number of outstanding ordinary shares.

After giving effect to the share capital restructuring transactions and receipt of the net proceeds from our sale of ordinary shares at the initial public offering price of the ordinary shares of $10.00 per share, after deducting the underwriting discounts and estimated expenses payable by us, and the application of the net proceeds from this offering to repay certain of our outstanding indebtedness, as described under “Use of Proceeds,” our as adjusted net tangible book value as of October 31, 2013 would have been approximately $61.3 million, or $0.79 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $5.44 per share to our existing shareholders and an immediate dilution of $9.21 per share to investors purchasing ordinary shares in this offering.

The following table illustrates this dilution per share of our ordinary shares to new investors:

Initial public offering price per share	$10.00
Historical net tangible book value per share as of October 31, 2013	(4.65)
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering	5.44

As adjusted net tangible book value per share after giving effect to this offering and the use of proceeds therefrom	0.79

Dilution in pro forma net tangible book value per share to new investors in this offering	$9.21

If the underwriters’ option to purchase additional shares is exercised in full, the following will occur:

•	the number of ordinary shares purchased by investors in this offering will increase to 35,650,000 ordinary shares, or approximately 43.4% of the total number of ordinary shares outstanding; and

•	the immediate dilution experienced by investors in this offering will be $8.72 per share and the as adjusted net tangible book value per share will be $1.28 per share.

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of ordinary shares in the future, there will be further dilution to investors participating in this offering. We have no outstanding options under our 2013 Incentive Plan as of the date of this prospectus. See “Executive Compensation—Proposed Compensation—IPO Date Equity-Based Awards” and “Executive Compensation—Proposed Compensation—Conversion of Existing Long-Term Incentives in 6922767 Holding (Cayman) Inc.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table shows our selected consolidated financial data of the Successor and Predecessor for the periods and as of the dates indicated. See “Basis of Presentation.” The consolidated statement of operations and cash flow data for the years ended April 30, 2011, 2012 and 2013 and the balance sheet data as of April 30, 2012 and 2013 are derived from our audited annual consolidated financial statements and related notes for the respective periods included elsewhere in this prospectus. The consolidated balance sheet data as of April 30, 2011 are derived from our unaudited consolidated financial statements not included in this prospectus. The consolidated statement of operations and cash flow data for the years ended April 30, 2009 and 2010 and the balance sheet data as of April 30, 2009 and 2010 are derived from our unaudited consolidated financial statements not included in this prospectus.

The summary statement of operations and cash flow data for the six months ended October 31, 2012 and 2013 and balance sheet data as of October 31, 2013 are derived from our unaudited interim consolidated financial statements and related notes for the respective periods included elsewhere in this prospectus. The balance sheet data as of October 31, 2012 are derived from our unaudited interim consolidated financial statements for the period not included in this prospectus. The October 31, 2012 unaudited interim consolidated balance sheet has not been reviewed by our independent registered accounting firm. In the opinion of management, our unaudited interim consolidated financial data reflects all adjustments (consisting of normal and recurring adjustments) considered necessary to fairly present our financial position for the periods presented. The results of operations for the six month periods are not necessarily indicative of the results that may be expected for the full year.

The selected consolidated financial data presented below is qualified in its entirety by reference to, and should be read in conjunction with the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor	Successor
	For the period from May 1, 2008 to September 15, 2008	As at and for the year ended April 30,					As at and for the six months ended October
		2009	2010	2011	2012	2013	2012	2013
		(in thousands of U.S. dollars)
Operating data:
Total revenue	$510,090	$761,895	$1,313,566	$1,445,460	$1,692,539	$1,743,847	$862,855	$858,303
Direct costs(i)	(446,823)	(612,428)	(1,029,882)	(1,212,360)	(1,382,425)	(1,391,837)	(697,484)	(714,900)
Earnings from equity accounted investees	311	1,118	1,436	2,159	2,844	4,718	1,837	3,918
General and administration costs	(12,479)	(48,687)	(69,983)	(64,867)	(70,108)	(74,113)	(37,570)	(38,657)
Depreciation	(46,816)	(51,978)	(77,738)	(99,625)	(112,967)	(131,926)	(55,945)	(70,751)
Restructuring costs	(15)	(5,568)	(4,855)	(4,751)	(22,511)	(10,976)	(3,727)	—
Asset impairments(ii)	(51,600)	(49,800)	(129,994)	(29,403)	(17,651)	(29,981)	(16,405)	(23,014)
Gain (loss) on disposal of assets	545	1,346	(2,686)	7,193	8,169	(15,483)	(4,617)	(4,421)
Goodwill impairment charge	—	(639,187)	—	—	—	—	—	—

Operating income (loss)	(46,787)	(643,289)	(136)	43,806	97,890	94,249	48,944	10,478
Financing charges(iii)	(14,027)	(91,797)	(74,332)	(140,565)	(129,778)	(157,311)	(68,290)	(86,642)

Loss from continuing operations before income tax	(60,814)	(735,086)	(74,468)	(96,759)	(31,888)	(63,062)	(19,346)	(76,164)
Income tax recovery (expense)	3,521	9,200	(9,299)	32,833	(48,225)	(54,452)	(6,303)	(10,800)

Loss from continuing operations	(57,293)	(725,886)	(83,767)	(63,926)	(80,113)	(117,514)	(25,649)	(86,964)
Earnings (loss) from discontinued operations, net of tax	114	(380)	(1,436)	(3,202)	(16,107)	1,025	812	—

Net loss	$(57,179)	$(726,266)	$(85,203)	$(67,128)	$(96,220)	$(116,489)	$(24,837)	$(86,964)

	Predecessor	Successor
	For the period from May 1, 2008 to September 15, 2008	As at and for the year ended April 30,					As at and for the six months ended October 31,
		2009	2010	2011	2012	2013	2012	2013
		(in thousands of U.S. dollars)
Net earnings (loss) attributable to us	$(57,179)	$(712,978)	$(79,308)	$(72,197)	$(108,642)	$(119,436)	$(26,185)	$(89,321)
Net earnings (loss) attributable to Non-controlling interest	—	(13,288)	(5,895)	5,069	12,422	2,947	1,348	2,357

Net loss	$(57,179)	$(726,266)	$(85,203)	$(67,128)	$(96,220)	$(116,489)	$(24,837)	$(86,964)

Net loss per ordinary share attributable to controlling interest—basic and diluted:
Continuing operations		(21.47)	(1.77)	(1.57)	(2.05)	(2.59)	(0.58)	(1.92)
Discontinued operations		(0.01)	(0.03)	(0.07)	(0.35)	0.02	0.02	—
Net loss per ordinary share		(21.48)	(1.80)	(1.64)	(2.40)	(2.57)	(0.56)	(1.92)
Weighted average number of ordinary stock outstanding—basic and diluted		33,196,739	44,019,484	44,019,484	45,198,936	46,519,484	46,519,484	46,519,484
Pro forma net loss per ordinary share attributable to controlling interest—basic and diluted:
Net loss per ordinary share (v)						$(1.39)		$(1.07)
Pro forma weighted average number of ordinary stock outstanding – basic and diluted (vi)						77,519,484		77,519,484
Balance sheet data:
Cash and cash equivalents		200,198	175,203	69,020	55,639	123,801	68,935	84,189
Total assets		$2,585,113	$2,591,587	$2,790,236	$2,717,143	$2,893,768	$2,810,210	$2,890,030

Total long-term debt and capital lease obligations(iv)		983,662	1,071,159	1,291,486	1,287,080	1,477,225	1,415,543	1,665,279
Total liabilities		$1,833,360	$1,920,768	$2,041,535	$2,054,558	$2,388,349	$2,180,778	$2,489,747

Capital stock		$5	$5	$5	$5	$5	$5	$5
Shareholders’ equity		$751,753	$695,846	$745,614	$660,910	$513,681	$624,923	$407,460

(i)	Direct costs includes helicopter lease and associated costs as these costs are combined in the consolidated statement of operations, which is included in the unaudited interim consolidated financial statements and the audited annual consolidated financial statements included elsewhere in this prospectus.
(ii)	Asset impairments includes impairment of assets held for sale, impairment of assets held for use, impairment of receivables and residual value guarantees and impairment of intangible assets, if any.
(iii)	Financing charges includes interest on long-term debt, foreign exchange gain (loss) and other financing charges (income). Other financing charges includes amortization of deferred financing costs, net gain (loss) on the fair value of derivative financial instruments, interest income and expense and the other items set forth in Note 10 to our unaudited interim consolidated financial statements for the six months ended October 31, 2012 and 2013 and Note 16 to our audited annual consolidated financial statements for the years ended April 30, 2011, 2012 and 2013, each of which are included elsewhere in this prospectus.
(iv)	Total long-term debt and capital lease obligations is presented net of the discount and includes the premium on our senior notes and excludes a facility secured by accounts receivables. As of October 31, 2013, the facility secured by accounts receivables had a balance of $43.4 million. See Note 2(a)(ii) to our unaudited interim consolidated financial statements for the six months ended October 31, 2012 and 2013 and Note 4(a)(ii) to our audited annual consolidated financial statements, each of which are included elsewhere in this prospectus.
(v)	Pro forma net loss per ordinary share gives effect to the application of the net proceeds of this offering to redeem 10% of the aggregate principal amount of our senior secured notes at 103% of the principal amount totaling $134.0 million, plus accrued and unpaid interest, if any, as if this transaction occurred on May 1, 2012 and has reduced the interest expense by $11.3 million and $6.1 million for the fiscal year and interim periods, respectively.
(vi)	Pro forma weighted average number of ordinary stock outstanding gives effect to the issuance of 31,000,000 ordinary shares in this offering attributable to the redemption of 10% of the aggregate principal amount of our senior secured notes at 103% of the principal amount totaling $134.0 million, plus accrued and unpaid interest, if any, and to repay borrowings of $225.0 million under our existing senior secured revolving credit facility as if the offering and these transactions had occurred on May 1, 2012 for the fiscal year and interim periods, respectively (excluding the additional 4,650,000 ordinary shares that may be issued by us in this offering pursuant to the underwriters’ option to purchase additional ordinary shares).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

This discussion and analysis of our financial condition and results of operations is intended to provide an understanding of our results of operations, financial condition and where appropriate, factors that may affect future performance. The following discussion of our results of operations and financial condition should be read in conjunction with the “Selected Historical Consolidated Financial Data” and our audited and unaudited interim consolidated financial statements and the notes thereto included elsewhere in this prospectus. Our fiscal year ends on April 30, and we refer to fiscal years based on the end of such period (the fiscal year ended April 30, 2013 is referred to “fiscal 2013”). In the discussion that follows, the term “current year period and prior year period” refers to the six months ended October 31, 2013 and 2012, respectively. See “Cautionary Note on Forward-Looking Statements”.

Overview

We are the world’s largest commercial operator of helicopters based on revenue of $1.7 billion in fiscal 2013. We are also the world’s largest commercial operator of heavy and medium helicopters based on our fleet of 238 heavy and medium helicopters as of October 31, 2013. With bases on six continents, we are one of only two global commercial helicopter service providers to the offshore oil and gas industry. Our mission is to provide the highest level of service in the industry, which we believe will enable our customers to go further, do more and come home safely. Through our 60 years of experience providing helicopter services, we believe our brand and reputation have become associated with safe and reliable transportation and mission-critical logistics solutions. Our fleet of heavy and medium helicopters, global capabilities and reputation for safety position us to capitalize on anticipated increases in ultra-deepwater and deepwater drilling and production spending by our major, national and independent oil and gas company customers.

Our helicopters are primarily used to facilitate large, long-distance crew changes on offshore production facilities and drilling rigs. We also provide SAR and EMS to government agencies. We maintain a presence in most major offshore oil and gas markets through a network of approximately 70 bases with operations in approximately 30 countries, more than any other commercial helicopter service provider in the world. We cover this expansive and diverse geography with a technologically advanced fleet of 238 helicopters and the expertise to serve customers in ultra-deepwater and deepwater locations. To secure and maintain operating certificates in the many jurisdictions in which we provide helicopter services, we must meet stringent and diverse regulatory standards across multiple jurisdictions, and have an established track record in obtaining and maintaining certificates as well as working with regulators and local partners.

We generate the majority of our oil and gas customer Helicopter Services revenue from contracts tied to our customers’ offshore production operations, which have long-term transportation requirements. A substantial portion of our remaining oil and gas customer Helicopter Services revenue comes from transporting personnel to and from offshore drilling rigs, and we believe this capability allows us to take advantage of expansion in the global ultra-deepwater rig fleet. Approximately 71% to 75% of the flying revenue in our Helicopter Services segment was attributable to fixed monthly charges for the fiscal years ended April 30, 2011, 2012 and 2013.

We also provide MRO services through our Heli-One business to both our own Helicopter Services segment and to third-party customers. Our MRO capabilities enable us to perform heavy structural repairs, and maintain, overhaul and test helicopters and helicopter components globally across various helicopter types. We believe our in-house MRO operations through our Heli-One business enable us to manage our supply chain and maintain our fleet more efficiently, thereby increasing the availability of our helicopters and reducing our overall cost of maintenance. In addition, we are the largest provider of these services (excluding OEMs), which allows us to provide our Heli-One customers with comprehensive MRO services across multiple helicopter types and families. Our MRO services include complete maintenance outsourcing solutions, parts sales and distribution, engineering services, design services and logistics support.

Segments

We report under two operating segments and have a Corporate Segment comprised primarily of general and administration costs.

Our two operating segments are as follows:

Helicopter Services:

•	Our Helicopter Services segment consists of flying operations in the Eastern North Sea, the Western North Sea, the Americas, the Asia Pacific region and the Africa-Euro Asia region, primarily serving our offshore oil and gas customers and providing SAR and EMS to government agencies. The Eastern North Sea is comprised mainly of Norway while the Western North Sea includes the United Kingdom, Ireland, and the Netherlands. The Americas is comprised of Brazil, North American countries and other South American countries. The Asia Pacific region includes Australia and Southeast Asian countries and the Africa-Euro Asia region includes Nigeria, Kazakhstan, Mozambique, Azerbaijan, Tanzania and other African and European countries.

•	Helicopter Services generated approximately 86% to 89% of its revenue for the three years ended April 30, 2013 from oil and gas customers, and of this amount, the majority is tied to our customers’ offshore production operations, which have long-term transportation requirements.

•	Helicopter Services also provides SAR and EMS to government agencies and to our oil and gas customers. SAR and EMS revenue to non-oil and gas customers has historically contributed approximately 10% of Helicopter Services revenue.

Heli-One:

•	Our Heli-One segment, includes helicopter maintenance, repair and overhaul facilities in Norway, Poland, Canada and the United States, providing helicopter maintenance, repair and overhaul services for our fleet and for a growing external customer base in Europe, Asia and North America. Although intersegment revenues are eliminated from the presentation of our financial information, operationally, Heli-One’s largest customer is our Helicopter Services segment.

•	We have historically generated the majority of our third-party Heli-One revenue by providing maintenance, repair and overhaul services to other helicopter operators. Approximately 28% and 34% of our third-party Heli-One revenue in the 2012 and 2013 fiscal years, respectively, was derived from “power by the hour” contracts, where the customer pays a ratable monthly charge, typically based on the number of hours flown, for all scheduled and un-scheduled maintenance.

Key Financial and Operating Metrics

We use a number of key financial and operating metrics to measure the performance of our business, including Adjusted EBITDAR, Adjusted EBITDAR margin, Adjusted net loss and our HE Rate. None of Adjusted EBITDAR, Adjusted net loss, Adjusted EBITDAR margin or the HE Rate are required by, or presented in accordance with GAAP. These non-GAAP measures are not performance measures under GAAP and should not be considered as alternatives to net earnings (loss) or any other performance or liquidity measures derived in accordance with GAAP. In addition, these measures may not be comparable to similarly titled measures of other companies.

The following charts show our revenue generated by segment, our HE Rate, our Adjusted EBITDAR, our Adjusted EBITDAR margin, operating income and operating margin, for each of the fiscal years ended April 30, 2011, 2012 and 2013:

(1)	HE Rate is the third-party operating revenue from our Helicopter Services segment excluding reimbursable revenue divided by a weighted average factor corresponding to the number of heavy and medium helicopters in our fleet. Our heavy and medium helicopters, including owned and leased, are weighted at 100% and 50%, respectively, to arrive at a single HE count, excluding helicopters expected to be retired from our fleet.
(2)	Adjusted EBITDAR margin is calculated as Adjusted EBITDAR divided by total revenue less reimbursable revenue. Cost reimbursements from customers are recorded as reimbursable revenue with the related reimbursement expense in direct costs.
(3)	Operating margin is calculated as operating income divided by total revenue.

Adjusted EBITDAR, Adjusted EBITDAR margin and HE Rate are non-GAAP financial measures. We have chosen to include Adjusted EBITDAR as we consider this measure to be a significant indicator of our financial performance and use this measure to assist us in allocating available capital resources. Adjusted EBITDAR, which is defined as earnings (loss) before interest, taxes, depreciation, amortization and helicopter lease and associated costs or total revenue plus earnings from equity accounted investees, less direct costs excluding helicopter lease and associated costs less general and administration costs. Adjusted EBITDAR also excludes restructuring costs, asset impairments, gain (loss) on disposal of assets and goodwill impairment, if any. These items are significant components to understanding and assessing financial performance and liquidity. For additional information about our segment revenue and Adjusted EBITDAR, including a reconciliation of these measures to our operating income, see Note 19 of the unaudited interim consolidated financial statements for the six months ended October 31, 2012 and 2013 and Note 27 of the audited consolidated financial statements for the fiscal years ended April 30, 2011, 2012 and 2013 included elsewhere in this prospectus.

We have chosen to include the HE Rate, which is the third-party operating revenue from the Helicopter Services segment excluding reimbursable revenue divided by a weighted average factor corresponding to the number of heavy and medium helicopters in our fleet. Our heavy and medium helicopters, including owned and leased, are weighted at 100% and 50% (respectively) to arrive at a single HE count, excluding helicopters expected to be retired from the fleet. We believe this measure is useful as it provides a standardized measure of our operating revenue per helicopter taking into account the different revenue productivity and related costs of operating our fleet mix of heavy and medium helicopters. For an explanation of how we calculate Adjusted EBITDAR and a reconciliation to net income (loss), see “Prospectus Summary—Summary Historical Consolidated Financial Data.”

We have chosen to include Adjusted net loss as it provides us with an understanding of the results from the primary activities of our business by excluding items such as asset dispositions, asset impairments, the revaluation of our derivatives and foreign exchange gain (loss), which is primarily driven by the translation of US dollar balances in entities with a non-US dollar functional currency. We believe that this measure is a useful supplemental measure as net loss includes these items, and the inclusion of these items are not meaningful indicators of our ongoing performance. For additional information about our adjusted net loss, including a reconciliation to our consolidated financial statements, see the “Prospectus Summary—Summary Historical Consolidated Financial Data.”

Key Drivers Affecting our Results of Operations

Our results of operations and financial condition are affected by numerous factors, including those described above in “Risk Factors,” elsewhere in this prospectus and those described below:

•	General level of offshore production and drilling activity. Demand for our services depends primarily upon ongoing offshore hydrocarbon production and the capital spending of oil and gas companies and the level of offshore drilling activity. Higher activity levels can lead to greater utilization of our helicopters by our customers. Because a large portion of our costs are fixed, our Adjusted EBITDAR margins typically improve when more of our helicopters are deployed.

•	lmpact of fleet mix. Generally, contracts for our helicopter services requiring heavier and newer helicopters provide an opportunity to generate greater profit than lighter and older helicopters. Consequently, our revenue and profit opportunity improves as we upgrade our fleet and enter into new contracts.

•	Timing of new contracts and our commencement of service under new contracts. Our results of operations in a particular period can be impacted by the timing of the execution of new contracts and our ability to provide under new contracts.

Market Outlook

We generate the majority of our Helicopter Services revenue from contracts tied to our oil and gas customers’ offshore production operations, which have long-term transportation requirements. A substantial portion of our remaining oil and gas customer Helicopter Services revenue comes from transporting personnel to and from offshore drilling rigs, and we believe this capability allows us to take advantage of expansion in the global ultra-deepwater rig fleet. Approximately 71% to 75% of the flying revenue in our Helicopter Services segment was attributable to fixed monthly charges for the fiscal years ended April 30, 2011, 2012 and 2013. The production business is typically less cyclical than the exploration and development business because production platforms remain in place over the long-term and are relatively unaffected by economic cycles, as the marginal cost of lifting a barrel of oil once a platform is in position is low. Our customers typically base their capital expenditure budgets on their long-term commodity price expectations.

Our MRO services, operated through our Heli-One business, are dependent on helicopter maintenance demand. This is generally highest during periods of high helicopter service demand where high flying hours result in more frequent maintenance, most of which is required by regulation.

We have seen an increase in ultra-deepwater and deepwater spending by our customers, which has led to improvement in many metrics reflected in our fiscal 2012 and fiscal 2013 financial performance. We are optimistic that growth will continue for fiscal 2014. We are continuing to see growth in offshore production as the industry moves offshore to find hydrocarbons. New technology has allowed oil and gas companies to continue exploration and drilling farther offshore. To remain competitive and to service existing and new contracts in this industry, we are augmenting our fleet by adding technologically advanced helicopters to meet customers’ changing demands. The industry is constrained by the pace at which it renews its fleet due to the limited supply of new technology helicopters produced annually by the OEMs. To address this constraint, we have leveraged our relationship with the OEMs to secure commitments to obtain new technology helicopters to support our future growth.

Norway and the United Kingdom continue to be our core operating areas, while Brazil, Australia and certain countries in the Africa-Euro Asia region, including Nigeria, are expected to contribute increasingly to our revenue in future periods due to an increase in ultra-deepwater and deepwater oil and gas activity.

In December 2013, we obtained our own helicopter operating license in Tanzania and our joint venture partner in Nigeria, Atlantic Aviation, informed us that it has gained approval from the government of Nigeria to import AW139 helicopters, which we expect to eventually use to compete for flying contracts in that country. Also in December, 2013 we completed a two-year extension, through fiscal 2017, of an agreement with Statoil to provide services from bases in Bergen and Florø in Norway. The contract requires a dedicated fleet of 10 heavy aircraft. We have also made continued wins for the year to date with new contracts in the U.K., Norway, Malaysia, Kazakhstan, Ireland, Brazil, Australia and Equatorial Guinea.

Heli-One continues to develop its third-party business, with recent contract wins in the United Kingdom, Europe, Brazil and the U.S. To further support the growth of our Heli-One business and expand our global footprint, we opened an additional facility in Poland in fiscal 2013. We are also expanding our online capabilities to provide customers with portal access to our available parts and exchanges through our portal known as EPIC (Exchange Parts Inventory Channel). We continue to review and improve our global inventory management processes through a number of lean process techniques to support efficiencies in our workshops and our supply chain for our business operations. These include improving and expanding our channel partner network, establishing higher standards for performance and accountability and a robust internal and external communication plan to expand awareness of partner performance.

Our broad transformation program continues to provide significant value to our operations. The transformation program looks at all major aspects of our operations and includes a number of work streams, each including many initiatives. The program includes transformative thinking and technology to achieve cost efficiencies through global standardization and organizational efficiency to allow us to continue to enhance our earnings and cash flows. We previously announced the opening of the centralized Integrated Operations Center in Irving, Texas. The centralization process has been expanded in the current period to additional regional areas. We are continuing to implement our long-term crew planning and scheduling program to further improve customer service levels. We believe these transformative actions will allow us to maximize our value proposition to our customers.

We conduct our business in various foreign jurisdictions, and as such, our cash flows and earnings are subject to fluctuations and related risks from changes in foreign currency exchange rates. Throughout the six months ended October 31, 2013, our primary foreign currency exposures were related to the Norwegian Kroner, the Euro, the British pound sterling, the Canadian dollar and the Australian dollar. For details on this exposure and the related impact on our results of operations, see “—Quantitative and Qualitative Disclosures About Market Risk” included elsewhere in this prospectus.

Fleet

The table below provides a detailed summary of our fleet as of October 31, 2013:

Helicopter Type	Total	Cruise Speed (kts)	Approximate Range (nmi)	Passenger Capacity	Maximum Weight (lbs)
Heavy:
Sikorsky S92A	37	145	400	19	26,500
Eurocopter EC225	31	145	400	19	24,250
Eurocopter (AS332 L, LI, and L2)	40	130-140	250-350	17-19	18,000-20,500
Sikorsky S61N	5	N/A(1)	N/A(1)	N/A(1)	N/A(1)

Total Heavy	113
Medium:
AgustaAW139	39	145	280	12-15	15,000
Sikorsky S76C++	23	145	220	12	11,700
Sikorsky S76C+	22	145	175	12	11,700
Sikorsky S76A/B/C	16	135	110-130	12	10,800-11,700
Bell 412	11	125	135	13	11,900
Eurocopter AS365 Series	9	120-145	80	11	9,500
Eurocopter EC135/145/155	5	N/A(2)	N/A(2)	N/A(2)	N/A(2)

Total Medium	125

Total Helicopters	238

(1)	SAR only
(2)	EMS only

As of October 31, 2013, we have committed to purchase $71.9 million of helicopter parts by October 31, 2015 and 36 new heavy and medium helicopters from multiple OEMs for a total commitment of $953.9 million. These helicopters are expected to be delivered in fiscal 2014 ($253.7 million), 2015 ($315.5 million) and 2016 to 2017 ($384.7 million) and will be deployed in our Helicopter Services segment. In addition, we have committed to purchase $100.0 million of heavy helicopters from Eurocopter prior to December 31, 2016. These helicopters will be purchased outright or financed through leases. In addition, at October 31, 2013, we had the option to purchase 26 heavy and medium helicopters which, if exercised, would represent a total purchase commitment of 62 helicopters, excluding the committed dollar amount with Eurocopter. We have a pipeline of opportunities identified that we believe will create long-term contracts for these new helicopters.

The following table shows the expected delivery dates of the helicopter purchase commitments and options referred above:

	Number of helicopters
	Purchase commitments(i)	Options
2014	10	—
2015	13	3
2016	10	8
2017 and beyond	3	15

	36	26

(i)	Does not include helicopters related to our commitment to purchase $100.0 million of heavy helicopters from Eurocopter or our intention to lease five helicopters from an independent lessor with two planned deliveries in 2014 and three in 2015.

SUMMARY RESULTS OF OPERATIONS

(in thousands of U.S. dollars)

	For the year ended April 30,			For the six months ended October 31,
	2011	2012	2013	2012	2013
Operating revenue	$1,321,036	$1,525,795	$1,578,309	$779,790	$776,276
Reimbursable revenue	124,424	166,744	165,538	83,065	82,027

Total revenue	1,445,460	1,692,539	1,743,847	862,855	858,303
Operating expenses
Direct costs(i)	(1,047,532)	(1,205,740)	(1,190,101)	(600,257)	(604,455)
Earnings from equity accounted investees	2,159	2,844	4,718	1,837	3,918
General and administration costs	(64,867)	(70,108)	(74,113)	(37,570)	(38,657)

Adjusted EBITDAR(ii)	335,220	419,535	484,351	226,865	219,109
Helicopter lease and associated costs(i)	(164,828)	(176,685)	(201,736)	(97,227)	(110,445)
Depreciation	(99,625)	(112,967)	(131,926)	(55,945)	(70,751)
Restructuring costs	(4,751)	(22,511)	(10,976)	(3,727)	—
Asset impairments	(29,403)	(17,651)	(29,981)	(16,405)	(23,014)
Gain (loss) on disposal of assets	7,193	8,169	(15,483)	(4,617)	(4,421)

Operating income	43,806	97,890	94,249	48,944	10,478
Interest on long term debt	(91,462)	(116,578)	(127,199)	(59,958)	(77,854)
Foreign exchange gain (loss)	17,891	1,819	(11,383)	3,251	(12,903)
Other financing income (charges)	(66,994)	(15,019)	(18,729)	(11,583)	4,115

Loss from continuing operations, before income tax	(96,759)	(31,888)	(63,062)	(19,346)	(76,164)
Income tax recovery (expense)	32,833	(48,225)	(54,452)	(6,303)	(10,800)

Loss from continuing operations	(63,926)	(80,113)	(117,514)	(25,649)	(86,964)
Earnings (loss) from discontinued operations, net of tax	(3,202)	(16,107)	1,025	812	—

Net loss	$(67,128)	$(96,220)	$(116,489)	$(24,837)	$(86,964)

Net earnings (loss) attributable to:
Controlling interest	$(72,197)	$(108,642)	$(119,436)	$(26,185)	$(89,321)
Non-controlling interest	5,069	12,422	2,947	1,348	2,357

Net loss	$(67,128)	$(96,220)	$(116,489)	$(24,837)	$(86,964)

Non-GAAP financial measures:
Adjusted net loss(iii)	$(53,459)	$(83,177)	$(59,237)	$(4,102)	$(56,966)
Adjusted EBITDAR margin(ii)	25%	27%	31%	29%	28%
HE Rate(iv)	$6,842	$8,034	$8,730	$4,413	$4,292

(i)	Direct costs in the information above excludes helicopter lease and associated costs. These costs are combined in the consolidated statement of operations, which are included in the unaudited interim consolidated financial statements and the audited annual consolidated financial statements included elsewhere in this prospectus.
(ii)

See “—Key Financial and Operating Metrics” for the definition and discussion of these non-GAAP measures. Additional information about our Adjusted EBITDAR, including a reconciliation of this measure to our operating income is also provided in Note 19 of our unaudited interim consolidated financial statements for the six months ended October 31, 2012 and 2013 and Note 27 of our audited annual consolidated financial statements for the years ended April 30, 2011, 2012 and 2013, each of which are included elsewhere in this prospectus. See below for our calculation of Adjusted EBITDAR margin, which we have included because we consider this measure to be a significant indicator of our financial performance and management uses it to assist us in allocating available capital resources.

	For the year ended April 30,			For the six months ended October 31,
	2011	2012	2013	2012	2013
Adjusted EBITDAR	$335,220	$419,535	$484,351	$226,865	$219,109

Total revenues less reimbursable revenue	$1,321,036	$1,525,795	$1,578,309	$779,790	$776,276
Adjusted EBITDAR Margin	25%	27%	31%	29%	28%

(iii)	Adjusted net loss is a non-GAAP measure that has not been prepared in accordance with GAAP and has not been audited or reviewed by our independent auditors. This financial measure is therefore considered a non-GAAP financial measure. We have chosen to include adjusted net loss as it provides us with an understanding of the results from the primary activities of our business by excluding items such as asset dispositions, asset impairments, the revaluation of our derivatives and foreign exchange gain (loss), which is primarily driven by the translation of U.S. dollar balances in entities with a non-U.S. dollar functional currency. We believe that this measure is a useful supplemental measure as net loss includes these items, and these items are not meaningful indicators of our ongoing performance. A description of the adjustments to, and reconciliations of, this non-GAAP financial measure to the most comparable GAAP financial measure is as follows:

	For the year ended April 30,			For the six months ended October 31,
	2011	2012	2013	2012	2013
Adjusted net loss	$(53,459)	$(83,177)	$(59,237)	$(4,102)	$(56,966)
Asset impairments	(29,403)	(17,651)	(29,981)	(16,405)	(23,014)
Gain (loss) on disposal of assets	7,193	8,169	(15,483)	(4,617)	(4,421)
Foreign exchange gain (loss)	17,891	1,819	(11,383)	3,251	(12,903)
Unrealized gain (loss) on derivatives	(9,350)	(5,380)	(405)	(2,964)	10,340

Net loss	$(67,128)	$(96,220)	$(116,489)	$(24,837)	$(86,964)

(iv)	The HE Rate is calculated as the third-party operating revenue from the Helicopter Services Segment excluding reimbursable revenue divided by a weighted average factor corresponding to the number of heavy and medium helicopters in our fleet. Our heavy and medium helicopters, including owned and leased, are weighted at 100% and 50%, respectively, to arrive at a single HE count, excluding helicopters expected to be retired from our fleet. See “—Key Financial and Operating Metrics” for discussion of this non-GAAP financial measure. See below for the reconciliation of HE Rate.

	For the year ended April 30,			For the six months ended October 31,
	2011	2012	2013	2012	2013
Helicopter Services total external revenue	$1,316,238	$1,526,060	$1,603,403	$795,821	$795,365
Less: Reimbursable revenues	(124,424)	(166,744)	(165,538)	(83,065)	(82,027)

Helicopter Services operating revenue	$1,191,814	$1,359,316	$1,437,865	$712,756	$713,338

HE count	174.2	169.2	164.7	161.5	166.2
HE Rate	$6,842	$8,034	$8,730	$4,413	$4,292

Consolidated Results Summary

For the six months ended October 31,

(In thousands of U.S. dollars)

			Favorable (Unfavorable)
	2012	2013	$ Change	% Change
Helicopter Services(i)	$795,821	$795,365	$(456)	(0.1)%
Heli-One	67,034	62,938	(4,096)	(6.1)%

Total revenue	862,855	858,303	(4,552)	(0.5)%

Direct costs(ii)	(600,257)	(604,455)	(4,198)	(0.7)%
Helicopter lease and associated costs	(97,227)	(110,445)	(13,218)	(13.6)%

Total direct costs	$(697,484)	$(714,900)	$(17,416)	(2.5)%

Flying hours	85,763	77,924	(7,839)	(9.1)%
# of helicopters	245	238	(7)	(2.9)%
HE Count	161.5	166.2	4.7	2.9%
HE Rate	$4,413	$4,292	$(121)	(2.7)%

(i)	Includes revenue from customer reimbursement of fuel costs of $52.2 million for the six months ended October 31, 2012 and $47.6 million for the six months ended October 31, 2013.
(ii)	Includes $53.0 million in fuel costs for the six months ended October 31, 2012 and $47.9 million for the six months ended October 31, 2013.

Consolidated Results of Operations

Revenue

Helicopter Services

For the six months ended October 31,

(in thousands of U.S. dollars)

			Favorable (Unfavorable)
	2012	2013	$ Change	% Change
Eastern North Sea	$177,455	$191,606	$14,151	8.0%
Western North Sea	206,572	203,774	(2,798)	(1.4)%
Americas	156,772	131,274	(25,498)	(16.3)%
Asia Pacific	163,857	172,296	8,439	5.2%
Africa Euro Asia	87,078	94,596	7,518	8.6%
Other	4,087	1,819	(2,268)	(55.5)%

Total	$795,821	$795,365	$(456)	(0.1)%

The total external revenue for Helicopter Services was relatively flat compared to the prior year period, with the results for the overall period influenced by the continued suspension of the EC225 helicopters. The key variances by region were as follows:

•	Eastern North Sea. Revenues in the Eastern North Sea increased by $14.2 million compared to the prior year period, primarily due to new contract wins in the oil and gas sector in Norway resulting in a $19.0 million increase in revenues. The increase was offset in part due to lost revenue as a result of the EC225 suspension of $4.9 million.

•

Western North Sea. Revenues in the Western North Sea decreased by $2.8 million compared to the prior year period, primarily due to the expiration of a UK SAR contract which reduced revenue by $8.8 million, the expiry of a contract in Denmark of $7.3 million and decreased ad-hoc work due to the

EC225 suspension of $5.5 million. This decrease in revenue was offset by revenue gains with existing customers in Scotland, primarily for additional helicopters with oil and gas customers of $9.1 million, in Ireland with $5.3 million of additional revenue earned as a result of the transition of an existing customer to more technologically advanced helicopters, and primarily by short term contract work in England for $4.2 million.

•	Americas. Revenues in the Americas decreased by $25.5 million compared to the prior year period, primarily due to decreased revenue activity in Brazil of $20.3 million as a result of the EC225 suspension. In addition the expiration of customer contracts in the Falkland Islands and Canada decreased revenue by $12.9 million. These decreases were offset in part by a $7.3 million increase in revenue from a contract win in Nicaragua.

•	Asia Pacific. Asia Pacific revenues increased by $8.4 million compared to the prior year period, primarily as a result of new contract wins and contract modifications in Australia and Malaysia approximating $20.5 million. These increases were offset in part by the end of certain customer contracts and reductions in revenues earned with existing customers in Australia approximating $11.8 million, and by lost revenue of $1.7 million from the EC225 suspension.

•	Africa-Euro Asia. Africa-Euro Asia revenues increased by $7.5 million compared to the prior year period, primarily as a result of contract wins of $7.4 million, increased flying activity in Tanzania and Mozambique of $4.2 million and higher activity in Kazakhstan approximating $2.3 million. Offsetting these increases were contract expirations in Kenya, Namibia and Liberia approximating $6.4 million.

Heli-One

Heli-One’s external revenue decreased by $4.1 million compared to the prior year period. This was due primarily to a decrease in non-PBH project sales, including airframe, engine and component work, attributable to fewer airframe maintenance and modification projects completed during the current year period.

Direct Costs

For the six months ended October 31,

(In thousands of U.S. dollars)

			Favorable (Unfavorable)
	2012	2013	$ Change	% Change
Crew costs	$(209,973)	$(217,427)	$(7,454)	(3.5)%
Base and operations and other costs	(185,257)	(176,338)	8,919	4.8%
Maintenance	(125,084)	(122,368)	2,716	2.2%
Support costs	(79,943)	(88,322)	(8,379)	(10.5)%

	$(600,257)	$(604,455)	$(4,198)	(0.7)%

Direct costs increased by $4.2 million to $604.5 million compared to the prior year period. The increase in direct costs was due primarily to an increase in crew and support costs in the current year period, offset by a reduction in maintenance and base and operations and other costs.

Crew costs, including salary, benefits, training and recruitment, increased by $7.5 million to $217.4 million compared to the prior year period. Crew costs have increased primarily due to changes in contract activity levels within our Helicopter Services business which have led to the hiring of additional crew. The increase in costs compared to the prior year period were experienced as a result of new contract work primarily in the East North Sea of $3.9 million, in Australia for $4.2 million, and Nigeria for $2.1 million due to our renewed presence in that country. These increases were offset by a reduction in crew costs in other regions, including the Falkland Islands, for $2.1 million. Crew costs were incurred only by our Helicopter Services segment.

Base and operations and other costs, which include our base operations, reimbursable costs, insurance costs and other external expenses, decreased by $8.9 million to $176.3 million compared to the prior year period. The majority of base and operations and other costs related to our Helicopter Services segment, with $15.6 million related to our Heli-One segment, which have decreased by $3.4 million over the prior year period. The decrease for both segments was due primarily to a change in our insurance costs over the prior year period as a result of the receipt of insurance recoveries, offset by higher reimbursable costs which are invoiced to customers.

Maintenance costs decreased by $2.7 million to $122.4 million compared to the prior year period. Maintenance costs were primarily related to our Helicopter Services segment but are incurred by Heli-One, which conducts maintenance work for Helicopter Services and also for external customers. Approximately two thirds of these costs are related to Helicopter Services. Maintenance costs declined in part because we received cash and immediately available credits, in light of the EC225 suspension, which were booked as reductions to maintenance costs as they related to short-term performance issues. This was offset by $10.1 million of additional costs incurred in the current period in preparing the Eurocopter EC225 helicopters for return to service. Furthermore, maintenance costs increased over the prior year period as a result of continued additional spend on rotable parts maintenance in our MRO business, where the costs incurred for the maintenance work on rotable parts are expensed as incurred, and due to higher maintenance activity on helicopters used as replacements during the EC225 suspension. We do not expect any adjustments in future periods for short-term performance issues for the EC225 suspension and we expect our maintenance costs to increase to a level comparative to normal activity. We did not receive any such adjustments in the three months ended October 31, 2013. Our maintenance costs were $74.3 million in the three months ended October 31, 2013.

Support costs increased $8.4 million to $88.3 million compared to the prior year period due primarily to $1.5 million of higher year over year costs as a result of our new centralized flying operations center, $2.3 million of additional support costs being incurred for the start up of our Nigeria operations, $1.9 million of higher salaries and benefits costs in our head office location, which were offset by lower salaries and benefit and consulting costs within our Heli-One business of $1.7 million. The balance of the change in support costs related to variations in the levels of contract activity. The majority of support costs are incurred by Helicopter Services, with $13.6 million related to our Heli-One segment, which have decreased by $1.7 million over the prior year period.

Depreciation

Depreciation increased by $14.8 million to $70.8 million compared to the prior year period. The increase is primarily due to a depreciation review conducted in our Helicopter Services segment during the third quarter of fiscal 2013. We plan to exit certain helicopter types after the helicopters complete existing customer contracts over the period from 2014 to 2018. When we conducted our depreciation review, we reduced the useful lives and residual values of 18 helicopters that will be exited and the current year period reflects a higher rate of depreciation as a result. In our Heli-One segment depreciation increased primarily due to an increase in rotable parts which can be repaired and re-used for several years to service the new technologically advanced helicopters. Of the prior year period depreciation expense, $37.1 million was related to Heli-One, $17.9 million was related to Helicopter Services and $1.0 million was related to the Corporate Segment. Of the current year period depreciation expense, $43.0 million was related to Heli-One and $27.8 million was related to Helicopter Services.

Restructuring Costs

Restructuring costs decreased by $3.7 million to $0 million compared to the prior year period due to a completion of the implementation of new systems and processes allowing for global standardization in the Heli-One and Corporate segments. Of the prior year period restructuring costs, $2.4 million was related to the Corporate segment and $1.3 million was related to Heli-One.

Asset impairment

Asset impairment increased by $6.6 million to $23.0 million compared to the prior year period. The increase was due primarily to the impairment of assets held for sale in the Helicopter Services segment increasing due to changes in market conditions. Of the prior year period asset impairment, $16.3 million was related to Helicopter Services and $0.1 million was related to the Corporate Segment. Of the current year period asset impairment expense, $21.9 million was related to Helicopter Services and $1.1 million was related to the Corporate Segment.

Interest on Long-Term Debt

Interest on long-term debt increased by $17.9 million to $77.9 million compared to the prior year period due primarily to the interest accrued on the additional $200.0 million in senior secured notes issued on October 5, 2012 and the $300.0 million of senior unsecured notes issued on May 13, 2013. This was offset in part by a decrease in interest on our revolving credit facility of $3.4 million, due to repayments of this facility.

Foreign Exchange Loss

Foreign exchange loss increased by $16.2 million to a loss of $12.9 million compared to the prior year period, primarily due to the strengthening of the U.S. dollar denominated net liability positions in entities with Norwegian Kroner and Australian dollar functional currencies.

Other Financing Income (Charges)

Other financing income increased by $15.7 million to $4.1 million compared to the prior year period primarily from a $10.0 million fee settlement and by a net gain on the valuation of derivatives and embedded derivatives of $12.5 million. This was offset by higher net interest cost on bank accounts of $3.0 million and $2.4 million of higher amortization of deferred financing fees.

Income Tax Expense

Income tax expense increased by $4.5 million to $10.8 million compared to the prior year period. The effective tax rate for the current year period is (14.2)% compared to (32.6)% in the prior year period. The below table provides a breakdown of the items which caused the change in income tax expense between the current year period and the prior year period:

In millions of U.S. dollars	Increase/(decrease) in tax expense	Effective tax rate
Income tax expense at October 31, 2012	6.3	(32.6)%
Rate differences in various jurisdictions	(15.6)
Non-deductible items	14.8
Functional currency adjustments	0.9
Valuation allowance	9.7
Others	(5.3)

Income tax expense at October 31, 2013	10.8	(14.2)%

The increase in the income tax expense as compared to the prior year period was due to an increase in non-deductible items and a higher valuation allowance offset by a change in rate differences in the various jurisdictions. The increase in non-deductible items of $14.8 million was related primarily to a higher level of non-deductible interest due to tax legislative changes which have occurred in Norway and in the Netherlands.

The increase in valuation allowance was due to a change in our assessment of the realizability of certain tax assets in future years compared to the prior year period. This resulted in a net increase in the valuation allowance of $9.7 million, primarily in relation to deferred tax assets in Australia, the United States, Netherlands, Barbados and Norway. Other items include the impact of higher levels of non-taxable income in foreign jurisdictions, which decreased the tax expense by $4.3 million compared to the prior year period.

The effective tax rate is the ratio of income tax recovery (expense) to loss from continuing operations before income tax. In addition to the impact on income tax expense described in the preceding table, the reduction in the negative effective tax rate from (32.6)% to (14.2)% resulted from an increase in the net loss from continuing operations before income tax compared to the prior year period.

Our future effective income tax rate depends on various factors, such as the amount of income (loss) in each tax jurisdiction, tax regulations governing each jurisdiction, non-tax deductible expenses incurred as a percentage of pre-tax income, valuation allowances taken on losses in certain jurisdictions and the effectiveness of our tax planning strategies. We expect our tax expense for the remainder of the fiscal year to increase at rates similar to what has occurred in the first six months of the year; however certain expenses may be reduced. Movements in our loss from continuing operations including the impact of this reduction in certain expenses may occur in jurisdictions where we are not recognizing the benefit of deferred tax assets, which could result in no corresponding movement in our income tax recovery (expense). In addition, a significant component of income tax expense for the current period and the prior period is represented by income taxes in certain jurisdictions, such as withholding taxes, which are not directly correlated to movements in the net loss from continuing operations before income tax. We therefore expect our negative effective tax rate to increase for the remainder of fiscal 2014 compared to the first six months of fiscal 2014.

Non-Controlling Interest

Net earnings allocated to non-controlling interest increased by $1.0 million to $2.4 million, due to net earnings in EEA Helicopters Operations B.V. (“EHOB”). See Note 2 of our interim unaudited consolidated financial statements for a further discussion on EHOB.

Segmented Results of Operations

Helicopter Services

For the six months ended October 31, (In thousands of U.S. dollars)

			Favorable (Unfavorable)
	2012	2013	$ Change	% Change
Operating revenue	$712,756	$713,338	$582	0.1%
Reimbursable revenue	83,065	82,027	(1,038)	(1.2)%

Total third-party revenue	795,821	795,365	(456)	(0.1)%
Internal revenue	2,137	1,778	(359)	(16.8)%

Total revenue	797,958	797,143	(815)	(0.1)%
Direct costs(i)	(577,106)	(559,494)	17,612	3.1%
Earnings from equity accounted
investees	1,837	3,918	2,081	113.3%

Adjusted EBITDAR	$222,689	$241,567	$18,878	8.5%

Adjusted EBITDAR margin(ii)	31.1%	33.8%	2.7%	8.7%
Flight Hours	85,763	77,924	(7,839)	(9.1)%
# of Helicopters	245	238	(7)	(2.9)%
Helicopter lease and associated costs	$(97,227)	$(110,445)	$(13,218)	(13.6)%
HE count(iii)	161.5	166.2	4.7	2.9%
HE Rate(iii)	$4,413	$4,292	$(121)	(2.7)%

(i)	In the prior year period, direct costs were comprised of crew costs of $210.0 million, base and operations and other costs of $174.0 million and maintenance and support costs of $193.1 million. In the current year period, direct costs were comprised of crew costs of $217.4 million, base and operations and other costs of $167.9 million and maintenance and support costs of $174.2 million.
(ii)	Adjusted EBITDAR margin is calculated as Adjusted EBITDAR divided by total revenue less reimbursable revenue. Cost reimbursements from customers are recorded as reimbursable revenue with the related reimbursement expense in direct costs.
(iii)	HE Rate is the third-party operating revenue from the Helicopter Services segment excluding reimbursable revenue divided by a weighted average factor corresponding to the number of heavy and medium helicopters in our fleet. Our heavy and medium helicopters, including owned and leased, are weighted at 100% and 50% respectively to arrive at a single HE count, excluding helicopters expected to be retired from our fleet. Quarterly figures are an average of two quarters.

Helicopter Services Adjusted EBITDAR increased by $18.9 million to $241.6 million compared to the prior year period. Adjusted EBITDAR improved in the North Sea, Africa-Euro Asia and in our Asia Pacific regions, and was flat in the Americas. Adjusted EBITDAR margin improved by 2.7% compared to the prior year period. The primary changes in Adjusted EBITDAR at the regional level were due to:

•	Eastern North Sea. The Eastern North Sea’s Adjusted EBITDAR increased by $2.7 million over the prior year period and Adjusted EBITDAR margin decreased by 0.6%. This was principally due to the impact of contract wins and other higher short-term and ad-hoc contract work in the period compared to the prior year period. This was offset as a result of lower revenues in the period as a result of the EC225 suspension.

•	Asia Pacific. Asia Pacific’s Adjusted EBITDAR increased by $9.8 million and Adjusted EBITDAR margin increased by 5.2%, primarily due to margins from new contracts in Australia combined with an increase in oil and gas activities in Southeast Asia, including East Timor.

•	Africa-Euro Asia. Adjusted EBITDAR increased by $3.7 million and Adjusted EBITDAR margin increased by 0.2%. This was due to new contract wins in the region and higher activity in Turkey, Mozambique, Kazakhstan and other African countries of $10.0 million, offset by lower activity in Equatorial Guinea and Azerbaijan, which decreased Adjusted EBITDAR by $1.3 million. In addition, higher costs of $4.6 million were incurred in Nigeria compared to the prior year period, where we incurred additional crew, base and other costs due to the set up of operations within Nigeria.

The balance of the change in Adjusted EBITDAR relates to changes in the results of operations in our other regions and fleet operations, from centralized costs and earnings from equity accounted investees compared to the prior year period. In the current year period, earnings from equity accounted investees have increased by $2.1 million.

Helicopter leasing costs increased by $13.2 million to $110.4 million, due primarily to an increase in technologically advanced helicopter operating leases entered into during the current year period, which have a higher lease cost. We are acquiring technologically advanced helicopters to meet customers’ needs as they continue exploration and development into deeper waters. We anticipate that we will continue to finance helicopters through operating leases and may make strategic decisions as required to purchase certain helicopters outright. The purchase of helicopters allows for greater jurisdictional flexibility as some lease agreements restrict the movement of helicopters to certain countries.

Heli-One

For the six months ended October 31, (In thousands of U.S. dollars)

			Favorable (Unfavorable)
	2012	2013	$ Change	% Change
Third-party revenue	$67,034	$62,938	$(4,096)	(6.1)%
Internal revenue	146,983	138,467	(8,516)	(5.8)%

Total revenue	214,017	201,405	(12,612)	(5.9)%
Direct costs(i)	(171,103)	(183,818)	(12,715)	(7.4)%

Adjusted EBITDAR	$42,914	$17,587	$(25,327)	(59.0)%

Adjusted EBITDAR Margin(ii)	20.1%	8.7%	(11.4)%	(56.7)%

(i)	In the prior year period, direct costs were comprised of maintenance costs of $136.7 million and other costs of $34.4 million. In the current year period, direct costs were comprised of maintenance costs of $154.7 million and other costs of $29.1 million. Other costs include base and operations and other costs and support costs which for Heli-One include freight costs, consulting, insurance and other items.
(ii)	Adjusted EBITDAR margin is calculated as Adjusted EBITDAR divided by total revenue less reimbursable revenue, of which there was none in the Heli-One segment in the current and prior year periods.

Heli-One generates the majority of its revenue by supporting internal flying operations. Adjusted EBITDAR decreased by $25.3 million to $17.6 million and Adjusted EBITDAR margin decreased by 11.4% compared to the prior year period. The primary changes compared to the prior year period were as follows:

•	Increased costs are related to the EC225 return to service, the maintenance of rotables parts to improve helicopter availability and higher maintenance activity on helicopters used as replacements during the EC225 stand-down. This had an unfavorable impact on Adjusted EBITDAR of $17.5 million, which impacted Adjusted EBITDAR margin by 7.8%;

•	Lower internal and external revenue from flight hours reduced PBH revenue which had an unfavorable impact on Adjusted EBITDAR of $7.0 million, which impacted Adjusted EBITDAR margin by 3.1%; and

•	There was a decrease in non-PBH revenues due to the timing of completion of airframes, components and engines work in the current year period which resulted in an unfavorable Adjusted EBITDAR impact of $1.0 million, which impacted Adjusted EBITDAR margin by 0.5%.

The Fiscal Year Ended April 30, 2013 Compared to the Fiscal Year Ended April 30, 2012

Consolidated Results Summary For the fiscal year ended April 30, (In thousands of U.S. dollars)

			Favorable (Unfavorable)
	2012	2013	$Change	% Change
Helicopter Services(i)	$1,526,060	$1,603,403	$77,343	5.1%
Heli-One	166,479	140,444	(26,035)	(15.6)%

Total revenue	$1,692,539	$1,743,847	$51,308	3.0%
Direct costs(ii)	(1,205,740)	(1,190,101)	15,639	1.3%
Helicopter lease and associated costs	(176,685)	(201,736)	(25,051)	(14.2)%

Total direct costs	$(1,382,425)	$(1,391,837)	$(9,412)	(0.7)%

Flying hours	172,145	163,442	(8,703)	(5.1)%
# of helicopters	252	247	(5)	(2.0)%
HE count	169.2	164.7	(4.5)	(2.7)%
HE Rate(iii)	$8,034	$8,730	$696	8.7%

(i)	Includes revenue from the customer reimbursement of fuel costs of $98.0 million for the fiscal year ended April 30, 2012 and $100.3 million for the fiscal year ended April 30, 2013.
(ii)	Includes $101.2 million in fuel costs for the fiscal year ended April 30, 2012 and $103.8 million for the fiscal year ended April 30, 2013.
(iii)	HE Rate is the third-party operating revenue from the Helicopter Services segment excluding reimbursable revenue divided by a weighted average factor corresponding to the number of heavy and medium helicopters in our fleet. Our heavy and medium helicopters, including owned and leased, are weighted as 100% and 50%, respectively, to arrive at a single HE count, excluding helicopters expected to be retired from our fleet.

Consolidated Results of Operations

Revenue

Revenue increased by $51.3 million to $1,743.8 million compared to fiscal 2012.

Helicopter Services

For the fiscal year ended April 30,

(in thousands of U.S. dollars)

			Favorable (Unfavorable)
	2012	2013	Change	% Change
Eastern North Sea	$382,295	$365,350	$(16,945)	(4.4)%
Western North Sea	383,782	395,173	11,391	3.0%
Americas	242,485	302,089	59,604	24.6%
Asia Pacific	305,533	346,737	41,204	13.5%
Africa Euro Asia	204,793	185,566	(19,227)	(9.4)%
Other	7,172	8,488	1,316	18.3%

Total	$1,526,060	$1,603,403	$77,343	5.1%

Helicopter Services revenue increased by $77.3 million, due primarily to new flying contracts with increased flying hours in the Americas, Asia Pacific and the Western North Sea in fiscal 2013. These revenue increases were offset by decreases in the Eastern North Sea and the Africa-Euro Asia region.

North Sea. The Western North Sea contributed additional revenues of $11.4 million, due primarily to new contracts generated from an increase in oil and gas activity in Scotland, England and Ireland. The increase in the Western North Sea’s revenue was partially offset by a $24.9 million impact from a lost contract in Denmark. The Eastern North Sea’s revenue decreased by $16.9 million due to a contract expiry in Norway, which resulted in an $18.7 million decrease in revenue that was partially offset by new contracts from an increase in oil and gas activity in the region.

The Americas. The Americas contributed an additional $59.6 million in revenues, due primarily to $72.1 million of revenue from new contracts for heavy helicopters in Brazil combined with the deployment of all helicopters under contracts entered into in Brazil in late fiscal 2012. These increases in Brazil were partially offset by the expiry of some short-term contracts and by decreases in North America from expired contracts.

Asia Pacific. Asia Pacific contributed an additional $41.2 million due primarily to new contracts entered into at the end of fiscal 2012, where all helicopters under such contracts were deployed in fiscal 2013. New contract wins in Australia and East Timor increased revenue by $45.0 million over the prior year. The revenue increases in Australia and East Timor were partially offset by a net decrease of $7.8 million in Southeast Asia from expired contracts.

Africa-Euro Asia. Revenue decreased by $19.2 million, due primarily to the sale of the fixed wing aircraft in Chad at the end of fiscal 2012 and our exit from our relationship with our previous partner in Nigeria. We are in the process of transitioning to new partners. In October 2012, we received our Nigerian AOC for a single helicopter type and are in the process of setting up our interim base. These decreases in revenue were partially offset by revenue increases in Kazakhstan, Mozambique and Tanzania as increased oil and gas activities in these areas generated new contracts.

Heli-One

Heli-One revenue decreased by $26.0 million due primarily to a decrease in non-PBH project sales, including airframe, engine and component work. The decrease in airframe, engine and component work was primarily attributable to fewer airframe maintenance and modification projects completed during fiscal 2013.

Direct Costs

For the fiscal year ended April 30, (in thousands of U.S. dollars)

			Favorable (Unfavorable)
	2012	2013	$Change	% Change
Crew costs	$(413,024)	$(429,230)	$(16,206)	(3.9)%
Base operations and other costs	(374,512)	(366,018)	8,494	2.3%
Maintenance	(260,210)	(232,486)	27,724	10.7%
Support costs	(157,994)	(162,367)	(4,373)	(2.8)%

	$(1,205,740)	$(1,190,101)	$15,639	1.3%

Direct costs decreased by $15.6 million to $1,190.1 million compared to fiscal 2012. The decrease in direct costs was due primarily to decreases in base operations and other costs and maintenance costs partially offset by an increase in crew and support costs.

Crew costs increased by $16.2 million to $429.2 million compared to fiscal 2012. The increase was due primarily to additional crew costs for new and existing contracts in Brazil, Australia, the United Kingdom, Mozambique, Kazakhstan and Tanzania. These increases were offset by decreases in crew from expired contracts and reduced flying hours in Denmark, Norway and Nigeria. Chad also had a decrease in crew costs as we sold our fixed wing aircraft at the end of fiscal 2012. Crew costs were incurred only by our Helicopter Services segment.

Base operations and other costs decreased by $8.5 million to $366.0 million compared to fiscal 2012. Base operations and other costs also included fuel costs re-chargeable to our customers, insurance and travel. The majority of base and operations and other costs related to our Helicopter Services segment, with $29.9 million related to our Heli-One segment, which have decreased by $17.7 million compared with fiscal 2012. The decrease for Heli-One is due primarily to other costs, where we had a sale of parts to a customer in fiscal 2012 that did not reoccur in fiscal 2013. The decrease in base and other costs was partially offset by new contracts in Brazil, Australia and the North Sea, which increased the base set-up costs.

Maintenance costs decreased by $27.7 million to $232.5 million compared to fiscal 2012 due primarily to lower lease return costs being recorded in fiscal 2013, which are recorded when they are probable and can be estimated, usually near the end of the helicopter lease term, the expiry of certain customer contracts reducing activity and cost and the decrease in third-party non-PBH sales. Maintenance costs were primarily related to our Helicopter Services segment but are incurred by Heli-One, which conducts maintenance work for Helicopter Services and also for external customers. Approximately two thirds of these costs related to Helicopter Services.

Support costs increased by $4.4 million to $162.4 million compared to fiscal 2012 to support the centralized flying operations center in our Helicopter Services segment and related consulting costs. The majority of support costs are incurred by Helicopter Services, with $28.4 million related to our Heli-One segment, which have decreased by $5.4 million compared with fiscal 2012 due to lower consulting costs in this segment.

Helicopter Lease and Associated Costs

Helicopter leasing costs increased by $25.1 million to $201.7 million, due primarily to an increase in new technologically advanced helicopter additions. We are continuing to acquire new technologically advanced helicopters to meet our customers’ needs as they continue production, exploration and development into deeper waters. We anticipate we will continue to finance helicopters through operating leases and may make strategic decisions as required to purchase certain helicopters outright. The purchase of helicopters allows for greater jurisdictional flexibility as some lease agreements restrict the movement of helicopters to certain countries.

General and Administration Costs

General and administration costs included in the results of the Corporate Segment increased by $4.0 million to $74.1 million compared to fiscal 2012. The increase is due primarily to $2 million in additional information technology costs, $9.8 million of additional personnel support costs, consulting and trainings costs partially offset by a $7.2 million decrease in insurance costs as there were fewer reported claims in fiscal 2013. Information technology costs increased as we incurred more training and consulting costs to support the go-live of the new Heli-One integrated IT system in November 2012 and to support other new global systems that are being implemented as part of the broad transformation initiative. Personnel support costs have increased due primarily to compensation costs where vacant roles have been filled.

Depreciation

Depreciation expense increased by $19.0 million to $131.9 million compared to fiscal 2012, due primarily to an increase in the Heli-One segment of rotable parts which can be repaired and re-used for several years to service the new technologically advanced helicopters and an increase in helicopter depreciation expense in the Helicopter Services segment. During fiscal 2013 we identified two older helicopter types that would be exited.

As part of this exit, we performed an annual review of the useful lives of helicopters and reduced the useful lives of these helicopters. This change in estimate resulted in an increase to depreciation of $11.3 million in fiscal 2013. Of the fiscal 2012 depreciation expense, $66.4 million related to Heli-One, $44.4 million related to Helicopter Services and the remainder related to the Corporate Segment. Of the fiscal 2013 depreciation expense, $78.8 million related to Heli-One, $52.3 million related to Helicopter Services and the remainder related to the Corporate Segment.

Restructuring Costs

Restructuring costs decreased by $11.5 million to $11.0 million compared to fiscal 2012, due primarily to a decrease in initial costs associated with the implementation of new systems and processes allowing for global standardization in the Helicopter Services, Heli-One and Corporate Segments. Of our restructuring costs in fiscal 2012, $17.8 million related to the Corporate Segment, $4.5 million related to the Helicopter Services segment and $0.2 million related to the Heli-One segment. Of our restructuring costs in fiscal 2013, $6.8 million related to the Corporate Segment, $2.6 million related to the Helicopter Services segment, and $1.6 million related to the Heli-One segment.

Asset impairments

	For the year ended April 30,		Favorable (Unfavorable) $Change
(In thousands of U.S. dollars)	2012	2013
Recovery (impairment) of receivables and funded residual value guarantees	$36	$(1,671)	$(1,707)
Impairment of assets held for sale	(13,469)	(12,164)	1,305
Impairment of assets held for use	—	(8,421)	(8,421)
Impairment of intangible assets	(4,218)	(7,725)	(3,507)

Total impairment	$(17,651)	$(29,981)	$(12,330)

Asset impairments increased by $12.3 million to $30.0 million compared to fiscal 2012. Asset impairments include the impairment of receivables and funded residual value guarantees, assets held for sale, assets held for use and intangible assets. The increase in asset impairments related to the Helicopter Services segment is due primarily to an increase of $8.4 million in impairment of assets held for use and an increase of $3.5 million in intangible assets. The impairment of assets held for sale increased compared to fiscal 2012 as there are two helicopter types we will be exiting once all the helicopters have completed their flying obligations. The impairment of intangible assets increased compared to fiscal 2012 as the impairment of embedded equity recognized on leased helicopters was higher for our older technology helicopters due to a decline in helicopter values. Of the fiscal 2012 asset impairments, $17.4 million related to the Helicopter Services segment and $0.3 million related to the Corporate Segment. Of the fiscal 2013 asset impairments, $29.9 million related to the Helicopter Services segment and $0.1 million related to the Corporate Segment.

Loss on Disposal of Fixed Assets

Loss on disposal of fixed assets increased by $23.7 million to $15.5 million compared to fiscal 2012 due primarily to an increase in the losses from the sale and leaseback of helicopters in the Helicopter Services segment. Of the fiscal 2012 gain on disposal of fixed assets, $7.7 million related to the Helicopter Services segment and $1.7 million related to the Corporate Segment, which were partially offset by a loss of $(1.2) million related to the Heli-One segment. Of the fiscal 2013 loss on disposal of fixed assets, $14.5 million related to the Helicopter Services segment and $1.1 million related to the Heli-One segment, which were partially offset by a gain of $0.1 million related to the Corporate Segment.

Interest on Long-Term Debt

Interest on long-term debt increased by $10.6 million to $127.2 million compared to fiscal 2012 due primarily to an increase in the interest expense on the issuance of the $200.0 million in senior secured notes on October 5, 2012 partially offset by a decrease in capital lease interest expense as certain capital leases were refinanced at the end of fiscal 2012 as operating leases.

Foreign Exchange Gains (Losses)

Foreign exchange gains decreased by $13.2 million to a foreign exchange loss of $11.4 million compared to fiscal 2012 from the revaluation of net liability positions denominated in U.S. dollars in entities with Norwegian Kroner and Euro functional currencies as the U.S. dollar strengthened in fiscal 2013 relative to those currencies as compared to the prior period.

Income Tax Expense

Income tax expense increased by $6.2 million to $54.5 million compared to fiscal 2012. The effective tax rate for fiscal 2013 is (86.3)% compared to (151.2)% in fiscal 2012. The below table provides a breakdown of the items which caused the change in tax expense between fiscal 2013 and 2012:

In millions of U.S. dollars	Increase (decrease) in tax expense	Effective tax rate
Income tax expense at April 30, 2012	$48.2	(151.2)%
Non-deductible items	4.9
Functional currency adjustments	4.6
Valuation allowance	2.9
Rate differences in various jurisdictions and other	(6.1)

Income tax expense at April 30, 2013	$54.5	(86.3)%

The increase in income tax expense as compared to fiscal 2012 is due primarily to an increase in non-deductible items, functional currency adjustments and an increase in the valuation allowance taken against deferred tax assets in certain jurisdictions in the amounts indicated in the above table. Other items resulting in a net decrease to tax expense of $6.1 million include rate differences in various jurisdictions and an increase in non taxable income. The increase in non -taxable income was as a result of restructuring certain intercompany debt. The non deductible items increased by $4.9 million due to an increase in the non-deductible interest expense incurred in certain jurisdictions. Income tax expense increased by $4.6 million due to functional currency adjustments from foreign currency gains related to tax balances denominated in Norwegian Kroner, Euro and Canadian dollars in entities with a U.S. dollar functional currency as the U.S. dollar weakened in fiscal 2013 relative to those currencies compared to the prior period. The increase in the valuation allowance of $2.9 million compared to the prior year was due to a change in our assessment of the future realization of certain tax assets in fiscal 2013. This change in assessment resulted in a change in the valuation allowance of $58.8 million. Of this amount, $34.2 million was primarily in relation to deferred tax assets in the U.S., Australia, Netherlands and Norway EHOB.

The effective tax rate is the ratio of income tax recovery (expense) to loss from continuing operations before income tax. In addition to the impact on income tax expense described in the preceding table, the reduction in the negative effective tax rate from (151.2)% to (86.3)% resulted from an increase in the net loss from continuing operations before income tax compared to the prior year period without a corresponding change in income tax recovery (expense) due to valuation allowances recorded against deferred income tax assets in many jurisdictions. In addition, a significant component of income tax expense for the 2013 fiscal year and the prior period is represented by income taxes in certain jurisdictions, such as withholding taxes, which are not directly correlated to movements in the net loss from continuing operations before income tax. Furthermore, movements in our loss from continuing operations may occur in jurisdictions where we are not recognizing the benefit of deferred tax assets, which could result in no corresponding movement in our income tax recovery (expense).

Non-Controlling Interest

Net earnings allocated to non-controlling interest decreased by $9.5 million to $2.9 million, due primarily to a decrease in net earnings in EHOB from higher income tax expense and the loss on the mark to market of derivatives which relate to embedded foreign currency derivatives in some of our helicopter services contracts. See Note 2 of our interim unaudited consolidated financial statements for the six months ended October 31, 2012 and 2013 and note 4 of our audited annual consolidated financial statements for the years ended April 30, 2011, 2012 and 2013 included elsewhere in this prospectus for a further discussion on EHOB.

Segmented Results of Operations

Helicopter Services

	For the fiscal year ended April 30,		Favorable (Unfavorable)
(in thousands of U.S. dollars)	2012	2013	$Change	% Change
Operating revenue	$1,359,316	$1,437,865	$78,549	5.8%
Reimbursable revenue	166,744	165,538	(1,206)	(0.7)%

Total third-party revenue	1,526,060	1,603,403	77,343	5.1%
Internal revenue	7,568	5,575	(1,993)	(26.3)%

Total revenue	$1,533,628	$1,608,978	$75,350	4.9%
Direct costs(i)	(1,135,743)	(1,144,045)	(8,302)	(0.7)%
Earnings from equity accounted investees	2,844	4,718	1,874	65.9%

Adjusted EBITDAR	$400,729	$469,651	$68,922	17.2%

Adjusted EBITDAR margin(ii)	29.5%	32.7%	3.2%	10.8%
Flight hours	172,145	163,442	(8,703)	(5.1)%
# of Helicopters	252	247	(5)	(2.0)%
Helicopter lease and associated costs	$(176,685)	$(201,736)	$(25,051)	(14.2)%

HE count(iii)	169.2	164.7	(4.5)	(2.7)%
HE Rate(iii)	$8,034	$8,730	$696	8.7%

(i)	In fiscal 2012, direct costs were comprised of crew costs of $417.3 million, base and operations and other costs of $338.9 million and maintenance and support costs of $379.5 million. In fiscal 2013, direct costs were comprised of crew costs of $429.2 million, base and operations and other costs of $353.7 million and maintenance and support costs of $361.1 million.
(ii)	Adjusted EBITDAR margin is calculated as Adjusted EBITDAR divided by total revenue less reimbursable revenue. Cost reimbursements from customers are recorded as reimbursable revenue with the related reimbursement expense in direct costs.
(iii)	HE Rate is the third-party operating revenue from the Helicopter Services segment excluding reimbursable revenue divided by a weighted average factor corresponding to the number of heavy and medium helicopters in our fleet. Our heavy and medium helicopters, including owned and leased, are weighted at 100% and 50%, respectively, to arrive at a single HE count, excluding helicopters expected to be retired from our fleet.

Helicopter Services Adjusted EBITDAR increased by $68.9 million to $469.7 million compared to fiscal 2012. The increase in Adjusted EBITDAR is due primarily to the Americas, Asia Pacific, and the North Sea offset by Africa-Euro Asia.

North Sea. The Western North Sea contributed an additional $9.5 million in Adjusted EBITDAR due primarily to margins from new contracts in Scotland, England and Ireland, which partially offset the margins from lost and expired contracts. The Eastern North Sea contributed an additional $8.0 million in Adjusted

EBITDAR despite a net decrease in revenues due to lower compensation costs in the region. The net improvement in the North Sea Adjusted EBITDAR margin was 1.3% over the prior year.

The Americas. The Americas Adjusted EBITDAR increased by $24.3 million due primarily to a $32.6 million increase in Brazil, where increased margins on new heavy helicopter contracts combined with the deployment of additional helicopters under contracts that began in April 2012. Brazil also had an improvement in crew and helicopter availability that led to an increase in Adjusted EBITDAR. This increased the Adjusted EBITDAR margin by 0.8% over the prior year. These increases in the Americas’ Adjusted EBITDAR were partially offset by a $10.6 million decrease in North America Adjusted EBITDAR from expired contracts which had a negative impact of 0.5% on Adjusted EBITDAR margin.

Asia Pacific. Asia Pacific’s increase in Adjusted EBITDAR of $23.3 million is due primarily to the margins from new contracts being partially offset by higher crew costs.

Africa-Euro Asia. The Africa-Euro Asia region had a net decrease in Adjusted EBITDAR of $2.8 million, due primarily to a $10.3 million decrease in Chad and Nigeria, offset by a $14.1 million increase in Mozambique and Tanzania from an increase in oil and gas activities that generated new contracts. Adjusted EBITDAR has decreased in Chad as we sold our fixed wing aircraft at the end of fiscal 2012 and we are continuing to incur costs while we transition our Nigerian operations to our new partners. In October 2012, we received our Nigerian AOC for a single helicopter type and are in the process of setting up our interim base. The Adjusted EBITDAR margin increased by 0.2% as a result of these changes.

Helicopter leasing costs for fiscal 2013 increased by $25.1 million to $201.7 million compared to fiscal 2012, due primarily to an increase in technologically advanced helicopters additions that have higher lease costs partially offset by a number of helicopters that were converted to capital leases during fiscal 2012. We are continuing to acquire technologically advanced helicopters to meet our customers’ needs as they continue exploration and development and production into deeper waters. We anticipate we will continue to finance helicopters through operating leases and may make strategic decisions as required to purchase certain helicopters outright. The purchase of helicopters allows for greater jurisdictional flexibility as some lease agreements restrict the movement of helicopters to certain countries.

Heli-One

	For the fiscal year ended April 30,		Favorable (Unfavorable)
(in thousands of U.S. dollars)	2012	2013	$Change	% Change
Third-party revenue	$166,479	$140,444	$(26,035)	(15.6)%
Internal revenue	283,026	286,709	3,683	1.3%

Total revenue	$449,505	$427,153	$(22,352)	(5.0)%
Direct costs(i)	(353,485)	(335,453)	18,032	5.1%

Adjusted EBITDAR	$96,020	$91,700	$(4,320)	(4.5)%

Adjusted EBITDAR Margin(ii)	21.4%	21.5%	0.1%	0.5%

(i)	In fiscal 2012, direct costs were comprised of maintenance costs of $272.1 million and other costs of $81.4 million. In fiscal 2013, direct costs were comprised of maintenance costs of $277.2 million and other costs of $58.3 million. Other costs include base and operations and other costs and support costs which for Heli-One include freight costs, consulting, insurance and other items.
(ii)	Adjusted EBITDAR margin is calculated as Adjusted EBITDAR divided by total revenue less reimbursable revenue, of which there was none in the Heli-One segment in fiscal 2012 and 2013.

Heli-One generates the majority of its revenue by supporting our Helicopter Services Segment. Services to third parties represent 32.9% of its total revenues. Adjusted EBITDAR decreased by $4.3 million to $91.7 million compared to fiscal 2012 due primarily to a decrease in non-PBH revenues partially offset by an increase in margins from internal PBH revenues and lower support costs. Adjusted EBITDAR decreased by $17.5 million from lower non-PBH project sales as compared to fiscal 2012. Despite the decreases from non-PBH sales, Adjusted EBITDAR margin was marginally affected by a decrease of 0.4% due to our cost savings from operational improvements compared to fiscal 2012. Adjusted EBITDAR increased by $7.8 million compared to fiscal 2012 due to additional margins from higher internal PBH revenues combined with lower maintenance costs due to the timing of maintenance events with a favorable margin impact of 0.2%. Adjusted EBITDAR increased by $5.4 million as compared to fiscal 2012 due to a decrease in support costs from lower consulting costs resulting in a positive impact to the Adjusted EBITDAR margin of 0.1%. Our Heli-One business is expected to continue to expand its sales pipeline for non-PBH services and reduce costs and inventory levels through the implementation of lean process techniques to drive greater efficiencies in the workshops as part of our broad transformation program.

The Fiscal Year Ended April 30, 2012 Compared to the Fiscal Year Ended April 30, 2011

Consolidated Results Summary

For the fiscal year ended April 30,

(in thousands of U.S. dollars)

			Favorable (Unfavorable)
	2011	2012	$Change	% Change
Helicopter Services(i)	$1,316,238	$1,526,060	$209,822	15.9%
Heli-One	129,222	166,479	37,257	28.8%

Total revenue	$1,445,460	$1,692,539	$247,079	17.1%
Direct costs(ii)	(1,047,532)	(1,205,740)	(158,208)	(15.1)%
Helicopter lease and associated costs	(164,828)	(176,685)	(11,857)	(7.2)%

Total direct costs	$(1,212,360)	$(1,382,425)	$(170,065)	(14.0)%

Flying hours	163,884	172,145	8,261	5.0%
# of helicopters	263	252	(11)	(4.2)%

HE count	174.2	169.2	(5.0)	(2.9)%
HE Rate(iii)	$6,842	$8,034	$1,192	17.4%

(i)	Includes revenue from the customer reimbursement of fuel costs of $66.7 million for the year ended April 30, 2011 and $98.0 million for the year ended April 30, 2012.
(ii)	Includes $67.3 million in fuel costs for the year ended April 30, 2011 and $101.2 million for the year ended April 30, 2012.
(iii)	HE Rate is the third-party operating revenue from the Helicopter Services segment excluding reimbursable revenue divided by a weighted average factor corresponding to the number of heavy and medium helicopters in our fleet. Our heavy and medium helicopters, including owned and leased, are weighted at 100% and 50%, respectively, to arrive at a single HE count, excluding helicopters expected to be retired from our fleet.

Consolidated Results of Operations

Revenue

Helicopter Services

For the fiscal year ended April 30,

(in thousands of U.S. dollars)

			Favorable (Unfavorable)
	2011	2012	$Change	% Change
Eastern North Sea	$347,488	$382,295	$34,807	10.0%
Western North Sea	349,583	383,782	34,199	9.8%
Americas	177,289	242,485	65,196	36.8%
Asia Pacific	245,823	305,533	59,710	24.3%
Africa Euro Asia	191,585	204,793	13,208	6.9%
Other	4,470	7,172	2,702	60.4%

Total	$1,316,238	$1,526,060	$209,822	15.9%

Revenue increased by $247.1 million to $1,692.5 million compared to fiscal 2011. Helicopter Services revenue increased by $209.8 million, due primarily to new flying contracts with increased flying hours in the Americas and Asia Pacific and a significant increase in ad hoc flying hours in the Eastern and Western North Sea. Africa-Euro Asia’s revenues also increased due to new flying contracts in fiscal 2012.

North Sea. The Western North Sea contributed additional revenues of $34.2 million as compared to fiscal 2011, due primarily to an increase in oil and gas activity in Scotland, England and the Netherlands that allowed helicopters from lost contracts to be redeployed to ad hoc flying contracts resulting in a significant increase in flying hours in fiscal 2012. The Eastern North Sea contributed an additional $34.8 million of revenue, due primarily to an increase in oil and gas activity in Norway resulting in higher ad hoc flying hours. This increase was offset in part by the release of an off-market contract credit in fiscal 2011 for $13.5 million when the customer advised they would not be exercising a renewal option. The off-market credits were recognized on the date of acquisition and were originally valued under the assumption that the customer would exercise all optional contract renewals.

The Americas. The Americas contributed an additional $65.2 million in revenues as compared to fiscal 2011, due primarily to new contracts for two new heavy helicopters in Brazil, partially offset by the expiry of some short-term contracts. In addition, there was a new short-term contract for two heavy helicopters that began flying in the Falkland Islands in July 2011 which generated $13.9 million of revenue in the year.

Asia Pacific. Asia Pacific contributed an additional $59.7 million as compared to fiscal 2011 due primarily to a new contract that began in April 2011 in Australia, as all helicopters were deployed under the contract, combined with an increase in the flight hours under this contract. As this contract also earns revenues based on the number of hours flown, the increase in flying hours generated greater revenues in fiscal 2012. The revenue increases in Australia were partially offset by a $20.7 million decrease in Southeast Asia from lost contracts and reduced flying hours.

Africa-Euro Asia. Revenue in the Africa-Euro Asia region increased by $13.2 million, due primarily to Kazakhstan, Mozambique and Tanzania, as increased oil and gas activities in these areas generated new contracts with existing customers partially offset by a $29.8 million decrease in Nigeria. Nigeria’s revenue decreased as we exited our relationship with our previous partners, resulting in a decrease to flying hours and the redeployment of helicopters to other regions.

Heli-One

Heli-One revenue increased by $37.3 million compared to fiscal 2011, due primarily to an increase in non-PBH revenues, which included an increase in airframes, engine and component work. The increase in airframe, engine and component work was primarily attributable to several large airframe maintenance and modification projects that were completed during fiscal 2012.

Direct Costs

For the fiscal year ended April 30,

(in thousands of U.S. dollars)

			Favorable (Unfavorable)
	2011	2012	$Change	% Change
Crew costs	$(360,359)	$(413,024)	$(52,665)	(14.6)%
Base operations and other costs	(292,012)	(374,512)	(82,500)	(28.3)%
Maintenance	(240,584)	(260,210)	(19,626)	(8.2)%
Support costs	(154,577)	(157,994)	(3,417)	(2.2)%

	$(1,047,532)	$(1,205,740)	$(158,208)	(15.1)%

Direct costs increased by $158.2 million to $1,205.7 million compared to fiscal 2011. The increase in direct costs was due primarily to an increase in crew, base operations and other costs and maintenance costs to support the growth in the flying operations and Heli-One.

Crew costs increased by $52.7 million to $413.0 million compared to fiscal 2011. The increase was due to the hiring of additional crew for new and existing contracts in Australia, Brazil and the Falkland Islands of $39.8 million along with $8.1 million in associated training costs. In Brazil, there was an increase of $4.7 million in salary costs for existing employees from wage increases awarded as the result of tight labor markets. Crew costs were incurred only by our Helicopter Services segment.

Base operations and other costs increased by $82.5 million to $374.5 million compared to fiscal 2011. Base operations and other costs also included fuel costs re-chargeable to our customers, insurance and travel. New contracts and an increase in ad hoc flying hours in Brazil, Australia, Mozambique, Tanzania, and the North Sea resulted in a cost increase of $27.3 million due to the set up costs for new bases, increased fuel costs from new helicopters and higher flying hours, accommodation costs for additional base and crew employees, and training for new base employees. Existing contracts increased base operations and other costs by $44.6 million as higher flying hours generated higher fuel costs, landing costs and base costs. In fiscal 2011, the base operations and other costs included a $10.2 million write-off of bid costs previously capitalized and the legal and consulting fees incurred in connection with the planned procurement of the UK SARH contract. The majority of base and operations and other costs related to our Helicopter Services segment, with $47.6 million related to our Heli-One segment, which have increased by $12.1 million compared with fiscal 2011. The primary reason for the increase in Heli-One costs is due to higher freight costs as a result of higher revenue activity compared to fiscal 2011.

Maintenance costs increased by $19.6 million to $260.2 million compared to fiscal 2011. Maintenance costs were primarily related to our Helicopter Services segment but are incurred by Heli-One, which conducts maintenance work for Helicopter Services and also for external customers. Approximately two thirds of these costs related to Helicopter Services. Heli-One expenses increased due primarily to higher third-party activity from airframe maintenance, engine and component work. Heli-One expenses also increased to support the Helicopter services segment compared to fiscal 2011 due to an increase in flying hours from new and existing contracts.

Helicopter Lease and Associated Costs

Helicopter leasing costs increased by $11.9 million to $176.7 million, compared to fiscal 2011, due primarily to technologically advanced helicopters that have higher lease costs partially offset by a number of helicopters that were converted to capital leases during fiscal 2012. We are continuing to acquire technologically advanced helicopters to meet our customers’ needs as they continue to move into deeper waters. We anticipate we will continue to finance helicopters through operating leases and may make strategic decisions as required to purchase certain helicopters outright. The purchase of helicopters allows for greater jurisdictional flexibility as some lease agreements restrict the movement of helicopters to certain countries.

General and Administration Costs

General and administration costs included in the results of the Corporate Segment increased by $5.2 million to $70.1 million compared to fiscal 2011. The increase was due primarily to information technology costs, personnel support costs and insurance costs, partially offset by a decrease in consulting and legal costs. Information technology costs increased, due primarily to costs incurred to support the new global systems implemented in connection with our broad transformation initiatives. Personnel support costs are higher than fiscal 2011 as vacant positions in the senior leadership team were filled and there was an increase in short term incentive compensation due to improved performance during the year. Insurance expense increased due to higher reported claims for self-insured benefits in fiscal 2011. This was partially offset by a decrease in consulting and legal fees, as we incurred costs in fiscal 2011 for strategic projects and activities that we did not incur in fiscal 2012.

Depreciation

Depreciation expense increased by $13.3 million to $113.0 million compared to fiscal 2011, due primarily to an increase in the Heli-One segment of rotable parts which can be repaired and re-used for several years to service the technologically advanced helicopters. Of the fiscal 2011 depreciation expense, $56.2 million related to Heli-One, $42.3 million related to Helicopter Services and the remainder related to the Corporate Segment. Of the fiscal 2012 depreciation expense, $66.4 million related to Heli-One, $44.4 million related to Helicopter Services and the remainder related to the Corporate Segment.

Restructuring Expense

Restructuring costs increased by $17.8 million to $22.5 million compared to fiscal 2011, due primarily to severance costs and other costs incurred as part of the transformation program to achieve long-term cost efficiencies through the implementation of new systems and processes allowing for global standardization in the Corporate Segment. Of the fiscal 2011 restructuring costs, $3.3 million related to the Helicopter Services segment and $1.4 million related to the Heli-One segment. Of the fiscal 2012 restructuring costs, $17.8 million related to the Corporate Segment, $4.5 million related to the Helicopter Services segment, and $0.2 million related to the Heli-One segment.

Asset impairments

	For the year ended April 30,		Favorable (Unfavorable) $Change
(In thousands of U.S. dollars)	2011	2012
Recovery (impairment) of receivables and funded residual value guarantees	$(3,556)	$36	$3,592
Impairment of assets held for sale	(5,239)	(13,469)	(8,230)
Impairment of intangible assets	(20,608)	(4,218)	16,390

	$(29,403)	$(17,651)	$11,752

Asset impairments decreased by $11.8 million to $17.7 million compared to fiscal 2011. Asset impairments includes the impairment of receivables and funded residual value guarantees, assets held for sale, of assets held for use and intangible assets. The decrease in asset impairments related primarily to the Helicopter Services segment, which was due primarily to the impairment of embedded equity offset by an increase in the impairment on assets held for sale. The decrease in impairment of intangible assets of $16.4 million was due primarily to embedded equity related to the annual impairment testing conducted for older technology helicopters that did not reoccur in fiscal 2012. The increase in impairment of the assets held for sale of $8.2 million was due primarily to older technology helicopters that were being sold to increase the mix of new technologically advanced helicopters and a building classified as held for sale. In addition, more helicopters were impaired and held for sale in fiscal 2012 compared to fiscal 2011. Of the fiscal 2011 asset impairments, $27.3 million related to Helicopter Services, $0.5 million related to Heli-One and $1.6 million related to the Corporate Segment. Of the fiscal 2012 asset impairments, $17.4 million related to Helicopter Services and $0.3 million related to the Corporate Segment.

Interest on Long-Term Debt

Interest on long-term debt increased by $25.1 million to $116.6 million compared to fiscal 2011 due primarily to the recognition of a full year of interest on the senior secured notes and an increase in capital lease interest expense from the refinancing of operating leases.

Foreign Exchange Gains

Foreign exchange gains decreased by $16.1 million to $1.8 million compared to fiscal 2011 from the revaluation of net liability positions denominated in U.S. dollars in entities with Norwegian Kroner and Euro functional currencies.

Other Financing Charges

Other financing charges decreased by $52.0 million to $15.0 million compared to fiscal 2011. The decrease in the financing charges resulted from costs incurred in fiscal 2011 related to long-term debt refinancing totaling $62.4 million that did not reoccur in fiscal 2012, partially offset by an increase in the net loss on derivative financial instruments of $10.9 million. As part of the refinancing of our long-term debt, we wrote-off the unamortized transaction costs related to the previous credit facility, settled a related interest rate swap and incurred fees related to the short-term amendment of the previous credit facility. Net loss on derivative financial instruments increased due to unfavorable movements in foreign exchange rates as compared to fiscal 2011.

Income Tax Recovery (Expense)

Income tax expense increased by $81.0 million to an income tax expense of $48.2 million compared to fiscal 2011. The effective tax rate for fiscal 2012 was (151.2%) compared to 33.9% in fiscal 2011. The below table provides a breakdown of the items which caused the change in tax recovery between the current year and the prior year:

In millions of U.S. dollars	Increase (decrease) in tax expense	Effective tax rate
Income tax recovery at April 30, 2011	$(32.8)	33.9%
Rate differences in various jurisdictions	46.2
Non-deductible items	(26.3)
Functional currency adjustments	24.1
Valuation allowance	36.3
Other	0.7

Income tax expense at April 30, 2012	$48.2	(151.2)%

The increase in the income tax expense as compared to fiscal 2011 was due primarily to an increase in the valuation allowance taken against deferred tax assets in certain jurisdictions, an increase in income tax expense from rate differences in various jurisdictions and functional currency adjustments offset by a decrease in tax expense from the impact of non-deductible items.

During the year, an adjustment was made to the opening balance of certain deferred tax assets due to a change in judgment about the realizability of these tax assets in future years that contributed to a valuation allowance of $56.0 million. This was primarily in relation to deferred tax assets in Canada, Norway and the United Kingdom, offset by the reversal of certain valuation allowances in Brazil and Luxembourg. Brazil contributed to the decrease in the valuation allowance as an agreement was reached with the tax authorities that permitted interest and penalties related to certain non-income tax related liabilities to be settled using income tax losses of $20.0 million. A full valuation allowance was previously recognized against these income tax losses. In addition, we were able to reverse valuation allowances of $2.6 million representing $8.8 million of tax loss carry forwards as a result of a tax planning initiative related to Luxembourg. Also offsetting the increase was the impact of the capitalization of intercompany interest explained further below, for a net increase to the valuation allowance of $36.3 million.

Rate differences in various jurisdictions increased tax expense by $46.2 million as a lower proportion of our taxable profits were earned in low tax rate jurisdictions in fiscal 2012 as compared to the prior year. Rate differences in various jurisdictions were affected by an interest bearing intercompany loan that was capitalized towards the end of fiscal 2011 resulting in a reduction of interest expense in Luxembourg and interest income in Switzerland. As income in Switzerland is taxed at a comparatively low tax rate, this contributed to the decrease in rate differences in various jurisdictions. The capitalization of the loan also reduced the amount of deductible and non-deductible interest in Luxembourg and reduced the overall tax losses in this jurisdiction. As a valuation allowance was taken against deferred tax assets related to income tax losses in Luxembourg this transaction also contributed to a reduction in the valuation allowances that were taken when compared to the prior year. The capitalization of the inter-company loan also contributed to the $26.3 million decrease in non-deductible items. The income tax expense increased by $24.1 million due to foreign currency losses related to tax balances denominated in Norwegian Kroner, Euro and Canadian dollars in entities with a U.S. dollar functional currency.

The effective tax rate is the ratio of income tax recovery (expense) to loss from continuing operations before income tax. In addition to the impact on income tax expense described in the preceding table, the change in the effective tax rate from 33.9% to (151.2)% resulted from a decrease in the net loss from continuing operations before income tax compared to the prior year period. A significant component of income tax expense for the 2012 fiscal year and the prior period is represented by income taxes in certain jurisdictions, such as withholding taxes, which are not directly correlated to movements in the net loss from continuing operations before income tax. Furthermore, movements in our loss from continuing operations may occur in jurisdictions where we are not recognizing the benefit of deferred tax assets, which could result in no corresponding movement in our income tax recovery (expense).

Non-Controlling Interest

Net earnings allocated to non-controlling interest increased by $7.4 million to $12.4 million compared to fiscal 2011, due primarily to an increase in net earnings in EHOB. See Note 2 of our interim unaudited consolidated financial statements for the six months ended October 31, 2012 and 2013 and note 4 of our audited annual consolidated financial statements for the years ended April 30, 2011, 2012 and 2013 included elsewhere in this prospectus for a further discussion on EHOB.

Segmented Results of Operations

Helicopter Services

	For the fiscal year ended April 30,		Favorable (Unfavorable)
(in thousands of U.S. dollars)	2011	2012	$Change	% Change
Third-party revenue	$1,191,814	$1,359,316	$167,502	14.1%
Reimbursable revenue	124,424	166,744	42,320	34.0%

Total third-party revenue	1,316,238	1,526,060	209,822	15.9%
Internal revenue	8,125	7,568	(557)	(6.9)%

Total revenue	$1,324,363	$1,533,628	$209,265	15.8%

Direct costs(i)	(969,997)	(1,135,743)	(165,746)	(17.1)%
Earnings from equity accounted investees	2,159	2,844	685	31.7%

Adjusted EBITDAR	$356,525	$400,729	$44,204	12.4%

Adjusted EBITDAR margin(ii)	29.9%	29.5%	(0.4)%	(1.3)%
Flight hours	163,884	172,145	8,261	5.0%
# of Helicopters	263	252	(11)	(4.2)%
Helicopter lease and associated costs	$(164,828)	$(176,685)	$(11,857)	(7.2)%

HE count(iii)	174.2	169.2	(5.0)	(2.9)%
HE Rate(iii)	$6,842	$8,034	$1,192	17.4%

(i)	In fiscal 2011, direct costs were comprised of crew costs of $360.4 million, base and operations and other costs of $277.4 million and maintenance and support costs of $332.2 million. In fiscal 2012, direct costs were comprised of crew costs of $417.3 million, base and operations and other costs of $338.9 million and maintenance and support costs of $379.5 million.
(ii)	Adjusted EBITDAR margin is calculated as Adjusted EBITDAR divided by total revenue less reimbursable revenue. Cost reimbursements from customers are recorded as reimbursable revenue with the related reimbursement expense in direct costs.
(iii)	HE Rate is the third-party operating revenue from the Helicopter Services segment excluding reimbursable revenue divided by a weighted average factor corresponding to the number of heavy and medium helicopters in our fleet. Our heavy and medium helicopters, including owned and leased, are weighted at 100% and 50%, respectively, to arrive at a single HE count, excluding helicopters expected to be retired from our fleet.

Helicopter Services Adjusted EBITDAR increased $44.2 million to $400.7 million compared to fiscal 2011. The increase in Adjusted EBITDAR was due primarily to increases from the Western and Eastern North Sea, Asia Pacific, and the Americas partially offset by the Africa-Euro Asia regions.

North Sea. The North Sea contributed an additional $28.2 million due primarily to an increase in oil and gas activities in Scotland, England and Norway, where the availability of helicopters resulted in a significant increase in ad hoc flying hours.

Asia Pacific. Asia Pacific increase in Adjusted EBITDAR of $13.3 million was due primarily to the margins from a new contract that began in April 2011, in Australia as all helicopters have been deployed in the current year combined with an increase in flying hours during the current year and other contract wins. In the prior year, Australia’s Adjusted EBITDAR was lower as costs continued to be incurred on a lost customer contract. The Adjusted EBITDAR increase in Australia is offset by Southeast Asia, where costs continued to be incurred on existing contracts with a reduction in flying hours and lost contracts.

The Americas. The Americas Adjusted EBITDAR increased by $5.7 million due primarily to new contracts in Brazil and margins from a new short-term contract in the Falkland Islands. The additional revenue earned in Brazil was offset by higher crew, base and support staff costs from a tight labor market, and helicopter availability issues from the supply of parts. We reviewed our parts management and supply chain processes to support the growth in the region.

Africa-Euro Asia. The Africa-Euro Asia region had a net decrease in Adjusted EBITDAR of $2.5 million, due primarily to Nigeria, offset by an increase in Mozambique, Kazakhstan, Tanzania, and Romania. Adjusted EBITDAR increased in Mozambique, Kazakhstan, Tanzania, and Romania as there was an increase in oil and gas activities that generated new contracts. Adjusted EBITDAR has decreased in Nigeria as we exited our relationship with our previous partners thereby resulting in a decrease in flying hours and the redeployment of helicopters to other regions. We engaged during fiscal 2012 in discussions with a potential new partner in order to recommence our flying operations in Nigeria.

Helicopter leasing costs for fiscal 2012 increased by $11.9 million to $176.7 million compared to fiscal 2011, due primarily to technologically advanced helicopters additions that have higher lease costs partially offset by a number of helicopters that were converted to capital leases during fiscal 2012. We are continuing to acquire technologically advanced helicopters to meet our customers’ needs as they continue exploration and development and production into deeper waters. We anticipate we will continue to finance helicopters through operating leases and may make strategic decisions as required to purchase certain helicopters outright. The purchase of helicopters allows for greater jurisdictional flexibility as some lease agreements restrict the movement of helicopters to certain countries.

Heli-One

	For the fiscal year ended April 30,		Favorable (Unfavorable)
(in thousands of U.S. dollars)	2011	2012	$ Change	% Change
Third-party revenue	$129,222	$166,479	$37,257	28.8%
Internal revenue	239,321	283,026	43,705	18.3%

Total revenue	$368,543	$449,505	$80,962	22.0%
Direct costs(i)	(324,057)	(353,485)	(29,428)	(9.1)%

Adjusted EBITDAR	$44,486	$96,020	$51,534	115.8%

Adjusted EBITDAR Margin(ii)	12.1%	21.4%	9.3%	76.9%

(i)	In fiscal 2011, direct costs were comprised of maintenance costs of $258.0 million and other costs of $66.1 million. In fiscal 2012, direct costs were comprised of maintenance costs of $272.1 million and other costs of $81.4 million. Other costs include base and operations and other costs and support costs which for Heli-One include freight costs, consulting, insurance and other items.
(ii)	Adjusted EBITDAR margin is calculated as Adjusted EBITDAR divided by total revenue less reimbursable revenue, of which there was none in the Heli-One segment in fiscal 2011 and 2012.

Heli-One generated the majority of its revenue by supporting our Helicopter Services Segment and continued to expand its services to third parties, which represented 37.0% of the total revenues during fiscal 2012. Adjusted EBITDAR increased by $51.5 million to $96.0 million compared to fiscal 2011. In fiscal 2011, a decrease in internal revenues from lower flying hours combined with an increase in labor and materials to service a higher level of unscheduled maintenance events on our own fleet resulted in a decrease to Adjusted EBITDAR, which did not reoccur in fiscal 2012. In fiscal 2012, there was an increase in internal revenues to support growth in Helicopter Services and a decrease in the level of unscheduled maintenance events on our own fleet. The higher revenues in fiscal 2012 contributed approximately $23.0 million in additional Adjusted EBITDAR as compared to fiscal 2011. Higher margins earned on these revenues resulted in a positive impact on Adjusted EBITDAR margin of 4.2%. Lower costs in fiscal 2012 combined with the termination of a third-party PBH contract in April 2011 that earned negative margins from a high level of unscheduled maintenance events contributed an additional $22.0 million in Adjusted EBITDAR with a positive impact on Adjusted EBITDAR margin of 4.0%. Adjusted EBITDAR also increased by $4.0 million with a positive impact on Adjusted EBITDAR margin of 0.7% as costs incurred in fiscal 2011 related to inventory write-offs and consulting costs for strategic projects did not reoccur in fiscal 2012. In fiscal 2012, cost savings from the implementation of supply chain sourcing initiatives as part of our broad transformation program and jobs that remained vacant for a large portion of the year contributed an additional $2.5 million to Adjusted EBITDAR. These cost savings resulted in a positive impact on Adjusted EBITDAR margin of 0.4%.

FINANCIAL CONDITION AND SOURCES OF LIQUIDITY

Analysis of Historical Cash Flows

	For the fiscal year ended April 30,			For the six months ended October 31,
(in thousands of U.S. dollars)	2011	2012	2013	2012	2013
Cash provided by (used in) operating activities	$42,292	$15,594	$(846)	$(23,693)	$(21,738)
Cash provided by (used in) financing activities	(3,151)	207,215	221,001	125,529	145,062
Cash used in investing activities	(160,755)	(217,673)	(149,917)	(84,396)	(150,944)
Effect of exchange rate changes on cash and cash equivalents	15,431	(18,517)	(2,076)	(4,144)	(11,992)

Change in cash and cash equivalents during the period/year	$(106,183)	$(13,381)	$68,162	$13,296	$(39,612)

For the Six Months Ended October 31, 2012 and October 31, 2013

Cash Flows Used In Operating Activities

Cash flows used in operating activities decreased by $2.0 million compared to the prior year period primarily due to higher results from operations in the prior year period, adjusted for non-cash items and working capital movements of $8.8 million offset by higher pension contributions of $5.5 million and higher cash payments for deferred lease financing costs of $1.4 million. Our operating cash flows during the six months ended October 31, 2013 and 2012 were negative due to losses incurred in these periods. We can provide no assurance that our operating cash flows will not continue to be negative in future periods.

Pension contributions and benefits paid increased primarily due to the timing of funding compared with the prior year period and increased pension contributions in Norway. Favorable changes in operating capital were driven by a decrease in receivables of $61.9 million as the result of collections, $21.3 million of higher deferred revenue related to contract activity offset by a $30.4 million decrease in accounts payable, due to the timing of supplier payments. Cash financing charges increased due to the issuance of the additional $200.0 million aggregate principal amount of senior secured notes issued on October 5, 2012 and the $300.0 million aggregate principal amount of senior unsecured notes issued on May 13, 2013 and the change in realized foreign exchange cash flows compared to the prior year period.

One of our continued areas of focus is the improvement of our cash flows through operational growth. We have implemented a number of initiatives, but have not consistently decreased our use of cash in operations. No assurance can be given that our efforts to reduce operational cash requirements, including continued efforts to achieve greater cost efficiencies through our broad transformation program, will be effective. The business may not generate sufficient net cash from operating activities and future borrowings may not be available in amounts sufficient to enable us to service our debt or to fund our other liquidity needs. It is currently expected that the net cash from operating activities will, together with our ability to access financing through our existing senior secured revolving credit facilities, other financing markets, new operating leases and proceeds from the sale of helicopters and other assets, be sufficient to meet our on-going cash flow requirements. If we are unable to meet our debt obligations or fund other liquidity needs, alternative financing plans may need to be undertaken, such as refinancing or restructuring debt, selling assets, reducing or delaying capital investments or raising additional capital.

Cash Flows Provided By Financing Activities

Cash flows provided by financing activities increased by $19.5 million to $145.1 million compared to the prior year period primarily due to proceeds from the issuance of $300.0 million aggregate principal amount of senior unsecured notes on May 13, 2013. In the prior year period, $202.0 million of senior secured notes were issued. This was offset by deferred financing costs of $8.1 million incurred in the current year period, primarily related to the issuance of senior unsecured notes on May 13, 2013. The net increase over the prior year period was also offset by a decrease in draws on the revolving credit facility net of repayments of $29.8 million, a decrease in the securitization of accounts receivables of $19.3 million, due to timing in the funding of receivables, and a related party loan repayment to companies under common control of our parent of $25.1 million.

Cash Flows Used in Investing Activities

Cash flows used in investing activities increased by $66.5 million to $150.9 million compared to the prior year period due primarily to an increase in property and equipment additions of $85.3 million. This was due to a higher level of lease buyout activity and helicopter purchases compared to the prior year period. In addition, there was an increase of $51.8 million in helicopter deposits in the current year period compared to the prior year period. The increase in investing activity was offset by higher proceeds from disposals of property and equipment, which includes proceeds from sale and leaseback transactions. The proceeds from disposal increased by $75.8 million compared to the prior year period.

Distributions of $1.7 million from our equity accounted investments were received in the current year period. No distributions were received in the prior year period.

For the Fiscal Years Ended April 30, 2012 and April 30, 2013

Cash Flows Provided By Operating Activities

Cash flows provided by (used in) operating activities decreased by $16.4 million to a $0.8 million use of cash compared to fiscal 2012 as operational improvements of $46.6 million were more than offset by an unfavorable movement in operating assets and liabilities of $47.5 million, an increase in interest expense of $10.6 million and pension contributions of $2.2 million. The unfavorable movement in operating assets and liabilities was due primarily to an increase in accounts receivable of $55.3 million and inventory of $18.2 million. Accounts receivable have increased due to an increase in the time to collect receivables compared to fiscal 2012, while inventory increased in fiscal 2013 to allow for larger purchase discounts and to support our improved helicopter availability. These increases in the use of cash were offset by our accounts payable and accruals, which increased by $21.7 million compared to fiscal 2012 due to the timing of supplier payments at the end of fiscal 2013 and deferred revenue by $5.4 million. Interest expense increased by $10.6 million due primarily to the additional interest paid in fiscal 2013 on our $200.0 million in senior secured notes issued in October 2012 offset in part by a decrease in interest paid on capital lease obligations due to lease refinancings. Cash pension contributions increased due primarily to the funding of our Norwegian pension plan.

We have experienced declining cash flow from operating activities, and no assurance can be given that efforts to stem this decline, including efforts to achieve greater cost efficiencies through our broad transformation program, will be effective. The business may not generate sufficient net cash from operating activities and future borrowings may not be available in amounts sufficient to enable us to service our debt or to fund other liquidity needs. It is currently expected that the net cash from operating activities will, together with our ability to access financing through our existing senior secured revolving credit facility, other financing markets, new operating leases and proceeds from the sale of helicopters and other assets, be sufficient to meet our on-going cash flow requirements, if we are unable to meet our debt obligations or fund other liquidity needs, alternative financing plans may need to be undertaken, such as refinancing or restructuring debt, selling assets, reducing or delaying capital investments or raising additional capital. See “Risk Factors—Risks Related to Our Net Losses and Our Indebtedness—Our level of indebtedness could affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in our business or our industry and place us at a competitive disadvantage” and “—Liquidity and Sources of Liquidity” below. On May 13, 2013, our indirect subsidiary CHC Helicopter S.A. issued $300.0 million of senior unsecured notes which increased our overall liquidity. The senior unsecured notes are guaranteed by CHC Helicopter Holding S.à r.l., and by its direct parent entity, 6922767 Holding S.à r.l., and by each of its direct and indirect restricted subsidiaries in the Security Jurisdictions (as defined below) existing on the issuance date. No guarantee or security is required from subsidiaries incorporated in any jurisdiction other than the United Kingdom, the Netherlands, Sweden, Norway, Luxembourg, Canada, Australia, the United States, Ireland or Barbados, or the Security Jurisdictions. The aggregate principal amount of $300.0 million in senior unsecured notes were issued at par value, bear interest at an annual rate of 9.375% with semi-annual interest payments due on June 1 and December 1 and mature on June 1, 2021. The net proceeds from the senior unsecured notes were used to repay borrowings under our existing senior secured revolving credit facility and to fund general working capital requirements.

Cash Flows Provided By Financing Activities

Cash flows provided by financing activities increased by $13.8 million to $221.0 million compared to fiscal 2012, due primarily to the net proceeds from the issuance of $200.0 million in additional senior secured notes which was partially offset by a decrease in proceeds from the issuance of capital stock in fiscal 2012 of $100.0 million that did not reoccur in fiscal 2013, an increase in net debt payments from increased borrowings under our existing senior secured revolving credit facility and a decrease in the securitization accounts receivable from the timing of funding. We also received a related party loan of $25.0 million during fiscal 2013.

On October 5, 2012, our indirect subsidiary, CHC Helicopter S.A. issued an additional $200.0 million of senior secured notes, which increased our overall liquidity. The gross proceeds from the senior secured notes of $202.0 million were used to repay a portion of the outstanding borrowings under our existing senior secured revolving credit facility. We also incurred financing fees of $4.0 million, which are being amortized over the term of the senior secured notes. These senior secured notes were issued as “additional notes” under the same indenture that governs the $1.1 billion of senior secured notes which were previously issued by CHC Helicopter S.A. in October 2010. The senior secured notes are guaranteed by CHC Helicopter Holding S.à r.l., and by its direct parent entity, 6922767 Holding S.à r.l., and by each of its direct and indirect restricted subsidiaries in the Security Jurisdictions existing on the date of issuance. The additional senior secured notes have an aggregate principal amount of $200.0 million, were issued at 101.0%, bear interest at an annual rate of 9.25% with semi-annual interest payments due on April 15 and October 15 and mature on October 15, 2020.

Cash Flows Used In Investing Activities

Cash flows used in investing activities decreased by $67.8 million to $149.9 million compared to fiscal 2012, due primarily to an increase in proceeds on disposal of property and equipment of $135.1 million offset by an increase in property and equipment additions of $51.3 million and an increase in helicopter deposits, net of lease inceptions of $24.4 million. The increase in the proceeds from the disposal of property and equipment was due primarily to an increase in the number of helicopters that were the subject of sale and lease back transactions from 12 in fiscal 2012 to 22 in fiscal 2013. Helicopter deposits increased due to our advance deposits for the purchase of the technologically advanced helicopters.

For the Fiscal Years Ended April 30, 2011 and April 30, 2012

Cash Flows Provided By Operating Activities

Cash flows provided by operating activities decreased by $26.7 million to $15.6 million compared to fiscal 2011, despite improvements in the operational results of Helicopter Services and Heli-One. The improvements in operational results provided an additional $45.1 million in operating cash flows, which was more than offset by an increase in cash interest of $23.4 million, an increase in pension contributions of $14.4 million, an increase in fees paid to finance leased helicopters of $4.4 million and unfavorable movements in working capital of $21.6 million as compared to fiscal 2011. Cash interest in fiscal 2012 increased due primarily to a higher interest rate on the senior secured notes as compared to the previously existing credit facilities. The increase in pension contributions in fiscal 2012 was due primarily to a pension asset redemption of $7.5 million that occurred in fiscal 2011 and an increase in pension contributions. The Norwegian plan contributions increased $3.3 million in fiscal 2012 due to the timing of the funding and increase in the pension obligation while the United Kingdom plan funded an additional $1.5 million in contributions in fiscal 2012. The unfavorable working capital movements in fiscal 2012 were due to an increase in current receivables that were invoiced, but were not due based on the customers’ payment terms. The increase in accounts receivable in fiscal 2012 was partially offset by an increase in accounts payable due to the timing of supplier payments at quarter end as part of cash management and liquidity initiatives. There was an increase in receivables aged less than 30 days, due primarily to operational improvements in Helicopter Services and the Heli-One business, where increased oil and gas activities and new sales teams increased accounts receivable balances with existing and new customers in fiscal 2012. During fiscal 2012, we were focused on reducing the cash used in operations through initiatives in our transformation program, including a reduction of overhead costs. These initiatives were designed to create greater profitability from operations, decrease the cash conversion cycle and reduce the overhead costs required to support current and future operations.

Cash Flows Provided By Financing Activities

Cash flows provided by financing activities increased by $210.4 million to $207.2 million compared to fiscal 2011, due primarily to an increase in the proceeds from an issuance of share capital of $100.0 million and a securitization of accounts receivables of $52.5 million from the inclusion of three additional entities in the program and a $32.1 million increase in our existing senior secured revolving credit facility net of repayments of long-term debt and capital leases. In addition, cash flows provided by financing activities increased as there were costs incurred in fiscal 2011 related to the refinancing of our senior credit facilities of $25.6 million that did not reoccur in fiscal 2012. The refinancing costs included the write-off of unamortized transaction costs of $41.7 million and an increase in transaction fees for our senior secured notes of $45.7 million offset by the net proceeds from a long-term debt refinancing of $61.8 million.

Cash Flows Used In Investing Activities

Cash flows used in investing activities increased by $56.9 million to $217.7 million compared to fiscal 2011, due primarily to an increase in property and equipment additions of $147.8 million, an increase in helicopter deposits net of lease inception refunds of $19.1 million and an increase in restricted cash of $17.9 million, offset by an increase in the proceeds from the disposal of property and equipment of $126.7 million. The increase in property and equipment resulted from an acquisition of technologically advanced helicopters of $130.0 million combined with an increase in rotables of $14.1 million to support the technologically advanced helicopters. Included in the helicopter additions was $95.7 million related to the buy-out of helicopters under operating leases as agreed pursuant to a lease covenant reset during fiscal 2011. During these negotiations in fiscal 2011, there were three lessors who took the opportunity as part of the covenant reset to exit the helicopter leasing market, requiring us to purchase these helicopters off lease in fiscal 2012. Management’s strategy was to primarily finance helicopters through leases and make strategic decisions to continue to own certain of these helicopters outright for jurisdictional flexibility. Helicopter deposits increased due to our advance deposits for the purchase of the technologically advanced helicopters. Restricted cash increased as there was a delay in the payment for sold accounts receivable as part of the accounts receivable securitization program. Proceeds on the disposal of helicopters increased due primarily to an increase in helicopters that were refinanced under sale and leaseback transactions as part of the refinancing of those leases.

Liquidity and Sources of Liquidity

At October 31, 2013, our liquidity totaled $429.5 million, which was comprised of cash and cash equivalents of $84.2 million, unused capacity under our existing senior secured revolving credit facility of $306.6 million, net of letters of credit of $53.4 million plus undrawn overdraft facilities of $38.7 million. Our cash requirements include our normal operations as well as our debt and other contractual obligations as discussed under the caption “Future Cash Requirements” below. On May 13, 2013, our wholly owned subsidiary, CHC Helicopter S.A. issued $300.0 million of senior unsecured notes which increased our overall liquidity. The aggregate principal value of $300.0 million in senior unsecured notes was issued at par, bear interest at an annual rate of 9.375% with semi-annual interest payments on June 1 and December 1 and mature on June 1, 2021. The net proceeds from the senior unsecured notes were used to repay the borrowings under our existing senior secured revolving credit facility and to fund general working capital requirements. Annual cash requirements have increased by approximately $28.1 million due to the additional interest payment obligations.

The ability to satisfy long-term debt obligations, including repayment of principal and interest will depend on future performance, which is subject to general economic conditions and other factors, some of which are beyond our control. Our earnings and cash flow may vary significantly from year to year. As a result, the amount of debt that can be managed in some periods may not be appropriate in other periods. In addition, future cash flows may be insufficient to meet debt obligations and commitments, including our senior notes, and our existing senior secured revolving credit facility. Any insufficiency could negatively impact the business. In addition, each of the indentures governing our senior unsecured notes and senior secured notes allows us to incur additional indebtedness. The incurrence of additional indebtedness could negatively affect the repayment of principal and interest on the debt, including the senior unsecured notes and senior secured notes. We may face delays in obtaining cash from our subsidiaries in certain jurisdictions to fund future cash requirements due to central banking legislation or other regulations in these jurisdictions. These restrictions have not and are not expected to have an impact on our ability to meet our obligations. We believe that our existing and future cash flows, as well as our ability to access financing through our existing senior secured revolving credit facility, other financing markets, new operating leases and proceeds from the sale of helicopters and other assets are sufficient to meet our on-going cash flow requirements. Similarly, we expect that our transformation program will generate new initiatives to create greater liquidity. However, our earnings have been insufficient to cover our fixed charges since 2008. If cash flow from operations is insufficient to satisfy our debt obligations, alternative financing plans may need to be undertaken, such as refinancing or restructuring the debt, selling assets, reducing or delaying capital investments or raising additional capital or indebtedness. Any alternative financing plans that may be undertaken by us, if necessary, may not be sufficient to meet our debt obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations, including obligations under the senior notes, or to obtain alternative financing could materially and adversely affect our business, financial condition, results of operations and prospects. See “Risk Factors—Risks Related to Our Net Losses and Our Indebtedness—Our level of indebtedness could affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in our business or our industry and place us at a competitive disadvantage” elsewhere in this prospectus.

Sources of Liquidity

CHC Helicopter S.A. issued an additional $200.0 million aggregate principal amount of senior secured notes. The additional senior secured notes were issued under the same indenture that governs the $1.1 billion of senior secured notes that were previously issued in October 2010. The additional senior secured notes in an aggregate principal amount of $200.0 million were issued at 101.0% of par value, bear interest at an annual rate of 9.25% with semi-annual interest payments due on April 15 and October 15 of each year and mature on October 15, 2020. The net proceeds from the senior secured notes of $202.0 million were used to repay a portion of the outstanding borrowings under our existing senior secured revolving credit facility. We also incurred financing fees of $3.8 million, which are being amortized over the term of the senior secured notes.

On May 13, 2013, our wholly owned subsidiary, CHC Helicopter S.A. issued $300.0 million aggregate principal amount of senior unsecured notes which increased our overall liquidity. The aggregate principal amount of $300.0 million of senior unsecured notes were issued at par value, bear interest at an annual rate of 9.375% with semi-annual interest payments due on June 1 and December 1 of each year and mature on June 1, 2021. The net proceeds from the senior unsecured notes were used to repay borrowings under our existing senior secured revolving credit facility. We also incurred financing fees of approximately $6.0 million, which will be amortized over the term of the senior unsecured notes.

The existing senior secured revolving credit facility for $375.0 million is held by a syndicate of financial institutions, had an original term of five years and bears interest at the alternate base rate, LIBOR, Canadian Prime Rate or EURIBOR, plus an applicable margin that ranges from 2.75% to 4.50%. The existing senior secured revolving credit facility is secured on a super senior first priority basis and ranks equally with the senior secured note holders except for payments upon enforcement and insolvency, where the existing senior secured revolving credit facility will rank before the senior secured note holders. The senior secured notes and existing senior secured revolving credit facility are guaranteed on a first-priority lien basis by most of our subsidiaries on a joint and several basis.

To assist with future growth opportunities, a key initiative of our transformation program is to create greater liquidity through the implementation of new cost control measures such as optimizing the procurement of capital expenditures and inventory, working capital improvements and optimization of customer contracts and improved profit growth. A more detailed review of other sources of liquidity such as asset securitizations, additional lease financing and alternate market financing is currently underway.

Future Cash Requirements

Contractual Obligations and Off-Balance Sheet Arrangements

The following table summarizes the contractual obligations and other commercial commitments on an undiscounted basis as of April 30, 2013 and the period that each contractual obligation or commitment is expected to be settled in cash.

(in thousands of U.S. dollars)	Total	Less than 1 year	1-3 years		4-5 years	More than 5 years
Payables and accruals	$420,406	$420,406	$—		$—	$—
Current facility secured by accounts receivable	53,512	53,512	—		—	—
Long-term debt and capital lease obligations(i)	1,489,922	2,846	146,464	(v)	9,286	1,331,326
Interest on long-term debt(ii)	950,417	128,622	254,105		244,977	322,713
Operating leases(iii)	1,421,787	239,123	427,918		339,663	415,083
Pension obligations(iv)	84,279	37,659	18,648		18,648	9,324
New helicopter commitments	651,800	285,800	197,000		169,000	—
Other derivative financial instruments	20,516	6,948	12,275		964	329

Total contractual obligations	$5,092,639	$1,174,916	$1,056,410		$782,538	$2,078,775

(i)	Excludes the unamortized discount on the senior secured notes.
(ii)	Interest on variable rate debt was estimated based on applicable forward rates as of April 30, 2013.
(iii)	See “—Operating Lease Commitments” for a discussion of our efforts to obtain a long-term covenant reset and the size of our remaining operating lease portfolio.
(iv)

Pension obligations represent estimated contributions of $37.7 million to our defined benefit pension plans in the U.K., Netherlands and Norway during fiscal 2014 and a contractual obligation with the U.K. pension plan to contribute £6 million per annum from fiscal 2015 until fiscal 2019. Due to the potential impact of future plan investment performance, changes in interest rates, wage rates, changes in other economic and demographic assumptions and changes in legislation in foreign jurisdictions, we are not able to reasonably estimate the timing and amount of contributions that may be required to fund our Norway and Netherlands defined benefit pension plans for periods beyond fiscal 2014.
(v)	Includes $125.0 million outstanding on our existing senior secured revolving credit facility, which was repaid subsequent to April 30, 2013.

Operating Lease Commitments

We are party to helicopter operating leases with 19 lessors in respect of 165 helicopters included in our fleet as of October 31, 2013. As of October 31, 2013, these leases had expiry dates ranging from fiscal 2014 to 2024. We have the option to purchase the majority of our leased helicopters for agreed amounts that do not constitute bargain purchase options, but have no commitment to do so. With respect to such leased helicopters, substantially all of the costs of major inspections of airframes and the costs to perform inspections, major repairs and overhauls of major components are at our expense. We will either perform this work internally through our own Heli-One business or have the work performed by an external repair and overhaul service provider.

At October 31, 2013, we have commitments with respect to operating leases for helicopters, buildings, land and equipment. The net present value of our operating lease commitments at October 31, 2013 was $1,057.1 million. We have calculated the net present value based on our minimum lease payments, excluding any contingent rentals, using a 9% discount rate. See Note 17 to our unaudited interim consolidated financial statements for the six months ended October 31, 2013 elsewhere in this prospectus for further details on our minimum lease payments. For helicopter leases expiring in the next twelve months, we have the option to refinance these leases, purchase the helicopters or return the helicopters under the agreement terms.

The terms of certain of our helicopter lease agreements impose operating and financial limitations on us. Such agreements limit the extent to which we may, among other things, incur indebtedness and fixed charges relative to our level of consolidated adjusted earnings before interest, taxes, depreciation and amortization.

Generally, in the event of a covenant breach by us under our leases, the lessor has the option to terminate the lease and require the return of the helicopter that is the subject of the lease, with the repayment of any arrears of related lease payments plus the present value of all future related lease payments and certain other amounts, which could be material to our financial position. The helicopter would then be sold and the surplus, if any, returned to us. Alternatively, we could exercise our option to purchase the helicopter.

Other Commitments

As at October 31, 2013, we have committed to purchase 36 new heavy and medium helicopters and the total required additional expenditures for these helicopters is $953.9 million. These helicopters are expected to be delivered in fiscal 2014 ($253.7 million), 2015 ($315.5 million) and 2016 to 2017 ($384.7 million) and will be deployed in our Helicopter Services segment. We intend to enter into leases for these helicopters or purchase them outright upon delivery from the manufacturer. We have also committed to purchase $71.9 million of helicopter parts by October 31, 2015 and $100.0 million of heavy helicopters from Eurocopter prior to December 31, 2016. Furthermore, as at October 31, 2013, we had the option to purchase 26 heavy and medium helicopters.

Variable Interest Entities

We have a variable interest in certain entities that are not consolidated, as we are not the primary beneficiary, which provide operating lease financing to us and an entity that provides flying services to third-party customers. At October 31, 2013, we had operating leases for 63 helicopters with variable interest entities, or VIEs, that were not consolidated. See Note 2 of the unaudited interim consolidated financial statements as of October 31, 2013 included elsewhere in this prospectus.

Guarantees

Some of our subsidiaries have provided limited guarantees to third parties under operating leases relating to a portion of the residual helicopter values at the termination of the leases. The leases have terms expiring between fiscal 2014 and 2024. At October 31, 2013, our exposure under the asset value guarantees including guarantees in the form of funded and unfunded residual value guarantees, rebateable advance rentals and deferred payments is approximately $249.4 million.

Contingencies

We have exposure for certain legal matters as disclosed in Note 18 to the unaudited interim consolidated financial statements for the six months ended October 31, 2013 included elsewhere in this prospectus. There have been no material changes in our exposure to contingencies since October 31, 2013.

Covenants and Contractual Adjusted EBITDA

Our senior notes, existing senior secured revolving credit facility, other long-term debt obligations and certain helicopter lease agreements impose operating and financial limitations on us through financial covenants, which, among other things, limit the ability to incur additional indebtedness, create liens, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments.

Contractual Adjusted EBITDA is a non-GAAP financial measure calculated by adding to or subtracting from the consolidated net earnings (loss) of our subsidiary 6922767 Holding S.à.r.l. certain of the adjustment items permitted in calculating covenant compliance under the applicable indenture governing our senior secured notes, our senior unsecured notes and our existing senior secured revolving credit facility. We describe these adjustments to net earnings (loss) in the table below. Contractual Adjusted EBITDA is a supplemental measure of our ability to service indebtedness that is not required by, or presented in accordance with, GAAP. Contractual Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net earnings (loss) or other performance measures derived in accordance with GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. In addition, Contractual Adjusted EBITDA as presented herein may not be comparable to similarly titled measures of other companies. We use Contractual Adjusted EBITDA as a measure to calculate certain financial covenants related to our existing senior secured revolving credit facility, our senior secured notes indenture and our senior unsecured notes indenture. Under our existing senior secured revolving credit facility we must maintain a ratio of 2.5 to 1.0 or less of first priority net debt as defined in our existing senior secured revolving credit facility agreement to Contractual Adjusted EBITDA. If this financial covenant is not maintained, repayment of our existing senior secured revolving credit facility can be accelerated by the lenders thereunder. Under our existing senior secured revolving credit facility and each of the applicable notes indentures, we must meet certain Contractual Adjusted EBITDA ratios to incur additional indebtedness above the permitted indebtedness as defined in our existing senior secured revolving credit facility agreement and each of the applicable the senior notes indentures. To incur additional indebtedness which is not otherwise permitted, we must have a Contractual Adjusted EBITDA to fixed charges ratio as defined in our existing senior secured revolving credit facility agreement and each of the applicable notes indentures that is equal to or greater than 2.0 to 1.0. However, if the indebtedness is secured by a lien which is not otherwise permitted then we must also have a total secured indebtedness, net of cash, to Contractual Adjusted EBITDA ratio as defined in our existing senior secured revolving credit facility agreement and the senior secured notes indenture that is less than or equal to 5.0 to 1.0.

Contractual Adjusted EBITDA has limitations as an analytical tool, and you should not consider such measure either in isolation or as a substitute for net earnings (loss), cash flow or other methods of analyzing our results as reported under U.S. GAAP. Some of these limitations are:

•	Contractual Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Contractual Adjusted EBITDA does not reflect the cash requirements necessary to service principal payments on our indebtedness;

•	Contractual Adjusted EBITDA does not reflect the cash requirements to pay our taxes;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Contractual Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	Contractual Adjusted EBITDA is not adjusted for all cash and non-cash income or expense items that are reflected in our statements of cash flow.

Because of these limitations, Contractual Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as a measure of cash that will be available to us to meet our obligations.

Set forth below is a reconciliation of net loss to Contractual Adjusted EBITDA derived from the consolidated financial statements of our subsidiary 6922767 Holding S.à.r.l. for the fiscal years ended April 30, 2011, 2012 and 2013 and the last twelve months ended October 31, 2013. As of October 31, 2013, we were in compliance with all financial covenants contained in the agreements governing our outstanding indebtedness.

(In thousands of U.S. dollars)	For the year ended April 30,			For the twelve months ended October 31, 2013
	2011	2012	2013
Net loss	($65,269)	($95,000)	($116,132)	($175,637)
Discontinued operations	3,202	16,107	(1,025)	(213)
Earnings from equity accounted investees, net of cash distributions received	(2,159)	(1,710)	(2,669)	(3,073)
Fixed charges(a)	105,174	112,192	129,688	140,443
Other financing charges	35,408	17,653	27,646	35,052
Income tax expense (recovery)	(32,916)	48,217	54,441	58,937
Amortization	99,625	112,967	131,926	146,732
Asset impairment charge(b)	27,766	17,415	29,923	35,475
Loss (gain) on disposal of assets	(7,193)	(8,169)	15,483	15,287
Restructuring costs	13,026	12,269	11,443	9,063
Business optimization costs	9,596	19,315	6,816	4,378
Stock-based compensation expense	1,655	735	446	451
Amortization of deferred charges(c)	2,301	2,715	3,527	3,590
Amortization of advanced helicopter rental payments	2,947	4,999	4,517	3,689
Unusual/non-recurring costs(d)	235	—	—	24,242
Investment/acquisition/permitted disposal(e)	20,914	139	—	—
Pension adjustment(f)	2,140	(1,118)	(9,357)	(13,099)
Pro-forma capital lease adjustment(g)	9,545	—	—	—

Contractual Adjusted EBITDA(h)	$225,997	$258,726	$286,674	$285,317

(a)	Fixed charges include interest expense, the interest component of payments associated with capital lease obligations, net of interest income, and pro-forma adjustments as per the applicable indenture governing the senior secured notes and the senior unsecured notes. The amortization of debt issuance costs and financing fees are excluded from fixed charges.
(b)	Asset impairment charge includes impairment (recovery) of funded residual value guarantees, impairment of assets held for sale, impairment of assets held for use and impairment of intangible assets.

(c)	Amortization of initial costs on leased helicopters.
(d)	Unusual or non-recurring costs that include professional fees.
(e)	Costs incurred related to potential investment, acquisitions and divestures.
(f)	This is an adjustment to arrive at the current service cost of the pension.
(g)	This is a pro-forma adjustment resulting from the capitalization of certain operating leases.
(h)	Contractual Adjusted EBITDA for the periods presented does not include the pro forma effect of helicopter acquisitions or disposals except for April 30, 2011. However, our existing senior secured revolving credit facility and the indentures governing our senior notes permit us to calculate Contractual Adjusted EBITDA for purposes of the applicable covenants contained therein, giving pro forma effect to helicopter acquisitions, net of disposals.

Critical Accounting Policies and Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Areas where significant estimates and assumptions have been made include: classification of helicopter operating leases, consolidation of variable interest entities, property and equipment, goodwill, intangible and other long-lived asset impairment, pension benefits, contingent liabilities, income taxes and stock based compensation.

Classification of Helicopter Operating Leases

In assessing the lease classification of a helicopter operating lease, management makes significant judgments and assumptions in determining the discount rate, fair value of the helicopter, estimated useful life and residual value. Changes in any of these assumptions at the lease inception or modification date could change the initial classification of the lease.

Consolidation of Variable Interest Entities

We are required to consolidate a VIE if we are determined to be its primary beneficiary. Significant judgments are made in assessing whether we are the primary beneficiary, including determination of the activities that most significantly impact the VIE’s economic performance. This significant judgment is discussed further in Note 2 of the unaudited interim consolidated financial statements for the six months ended October 31, 2013 and Note 4 of our audited annual consolidated financial statements for the year ended April 30, 2013 included elsewhere in this prospectus.

Property and Equipment

Flying assets are amortized to their estimated residual value over their estimated service lives using the straight-line method. The estimated service lives and associated residual values are based on management estimates including an analysis of future values of the helicopter and our experience. The estimated service lives and associated residual values of helicopters are reviewed when there are indicators that a change in estimate may be necessary. During the year ended April 30, 2013 a review was performed of the estimated service lives of helicopters and the estimated service life of certain helicopters that we will be exiting was reduced. The change in estimate increased depreciation and decreased property and equipment by $11.3 million in the year ended and as of April 30, 2013, respectively.

In addition, we review the carrying amounts of the property and equipment either on an annual basis or earlier when the asset is classified as held for sale or when events or circumstances indicate that the carrying amount of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.

Long-lived assets that have been classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell and are not amortized once they are classified as held for sale. An impairment loss is recognized as the excess of the carrying amount over the fair value less costs to sell.

In the years ended April 30, 2011, April 30, 2012 and April 30, 2013, and the six months ended October 31, 2013, we have recognized impairment charges of $5.2 million, $13.5 million, $12.2 million and $18.5 million, respectively, on assets classified as held for sale.

Where events or circumstances indicate that the carrying amount of held for use assets may not be recoverable, the carrying value of the assets or asset groups is compared to the future projected undiscounted cash flows. We estimate the future projected undiscounted cash flows for helicopters at the helicopter type level as this is the lowest level which earns independent cash flows. The cash flows are based on management’s expectation of future revenues and expenses including costs to maintain the assets over their respective service lives. Revenues are derived from the contracts for each helicopter. Costs are based on the budgeted amounts for crew, helicopter lease costs, insurance, PBH, consignment inventory and any other cost directly related to the operation of the helicopter. An impairment loss is recognized as the excess of the carrying value over the fair value when an asset or asset group is not recoverable. Fair value is based on third-party appraisals. Significant estimates and judgments are applied in determining these cash flows and fair values.

No impairment for long-lived assets held for use was recognized for the year ended April 30, 2011, as the future projected undiscounted cash flows of our older technology helicopters exceeded their carrying amounts by $366.9 million. For the year ended April 30, 2012, no impairment testing was performed as there were no indicators of impairment identified. For the year ended April 30, 2013 and the six months ended October 31, 2013, $8.4 million and $2.5 million, respectively, of impairment on assets held for use was recognized, as their carrying values were not deemed to be recoverable because a strategic decision was made to exit certain helicopter types upon completion of their flying obligations.

Goodwill and Intangible Asset Impairment

Embedded Equity

Embedded equity in helicopter lease contracts was recognized on the acquisition of CHC Helicopter Corporation, or the Predecessor, and represents the excess of the market price of the helicopters on the date of acquisition over the fixed lease buyout prices contained in certain helicopter operating leases.

We review the carrying amounts of the embedded equity in helicopter leases (intangible asset) on an ongoing basis to determine if the carrying amount is recoverable.

In testing the recoverability of embedded equity, the costs to buyout the lease is compared to the fair value of the helicopter. An impairment loss is recognized as the excess of the costs to buy out the lease over the fair value and is applied first to the embedded equity and then to the funded residual value guarantee. Fair value is based on third-party appraisals.

In the years ended April 30, 2011, April 30, 2012 and April 30, 2013 and the six months ended October 31, 2013, we have recognized impairment losses of $20.6 million, $4.2 million, $7.7 million and $0.9 million, respectively. The impairments are due to the fair value of the helicopter declining from when the embedded equity was first recognized at the time of the acquisition of the Predecessor.

Goodwill, Trademarks and Trade Names

The recoverability of goodwill and indefinite life intangible assets is assessed on an annual basis or more frequently if events or circumstances indicate that the carrying value may not be recoverable. Goodwill is assessed for impairment at the reporting unit level by comparing the carrying value of the reporting units with their fair value.

The fair value of our reporting units is determined based on the present value of estimated future cash flows, discounted at a risk-adjusted rate. Management’s forecasts of future cash flows which incorporate anticipated future revenue growth and related expenses to support the growth and maintain its assets are used to calculate fair value. The discount rates used represent management’s estimate of the weighted average cost of capital for the reporting units considering the risks and uncertainty inherent in the cash flows of the reporting units and in our internally developed forecasts.

During the year ended April 30, 2012, we changed the testing date from April 30 to February 1. We adopted this change in timing in order to ensure that the annual impairment test would be completed by the required filing date of our annual financial statements. At April 30, 2011, February 1, 2012 and February 1, 2013, we performed our annual impairment test of goodwill. All of our goodwill is contained in the Helicopter Services reporting unit. No impairment has been recognized in the years ended April 30, 2011, April 30, 2012 and April 30, 2013 as the fair value of this reporting unit exceeded its carrying amount by $77.2 million, $400.4 million and $504.4 million respectively. In the event that the carrying value exceeded the fair value, we would have performed the second step in the two step impairment test to determine the amount of the impairment loss.

The fair value of our reporting units is most significantly affected by the discount rate used, the expected future cash flows and the long-term growth rate. We operate in a competitive environment and derive a significant portion of revenue from the offshore oil and gas industry. The ability to win new contracts, retain existing customers as well as the continued demand for flying services in the oil and gas market will affect our future cash flows and future growth. Relatively minor changes in future cash flows, growth rates and discount rates could significantly affect the estimate of reporting unit fair value and the amount of impairment loss recognized, if any.

If the discount rates used in our goodwill impairment test were to increase by 0.5% the fair value of the goodwill would have exceeded the carrying value by $48.4 million, $265.0 million and $365.5 million as of April 30, 2011, February 1, 2012 and February 1, 2013, respectively.

The fair value of trademarks and trade names is determined based on the present value of estimated future cash flows, discounted at a risk-adjusted rate. No impairment has been recognized in the years ended April 30, 2011, April 30, 2012 and April 30, 2013 for trademarks and trade names as the discount rate for the carrying value to exceed the fair value of the trademarks of Helicopter Services would be 22.5%, 25.3% and 28.7%, respectively, and Heli-One would be 47.0%, 47.0% and 46.0%, respectively, for such respective fiscal years.

Pension Benefits

We maintain both funded and unfunded defined benefit employee pension plans. Approximately 28% of our active employees are covered by defined benefit pension plans. As of April 30, 2012 and 2013, we had an unfunded deficit of $88.3 million and $87.7 million, respectively. The pension expense for fiscal 2012 and 2013 was $15.6 million and $7.4 million, respectively. The overall asset mix was 31% equities, 50% fixed income and 19% money market as of April 30, 2013. This asset mix varies by each plan.

Measuring our obligations under the plans and related periodic pension expense involves significant estimates. Our pension benefit costs are accrued based on our review of annual analyses performed by our actuaries. These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets, the rate of future compensation increases and mortality rates. Both the discount rate and expected rate of return on plan assets require estimates and projections by management and can fluctuate from period to period. We have determined the discount rate using market based data in consultation with our actuaries. The overall expected long-term rates of return on plan assets have been determined in part by assessing current and expected asset allocations as well as historical and expected returns on various categories of the assets. Such expected rates of return ignore short-term fluctuations. We believe these assumptions are appropriate based upon the mix of the investments and the long-term nature of the plans’ investments.

The weighted average discount rate of the various pension plans used to determine the pension benefit obligation was 4.40% as of April 30, 2012 and 4.06% as of April 30, 2013. The weighted average discount rate used to determine the pension expense was 4.98% as of April 30, 2012 and 4.06% at April 30, 2013.

The calculation of the estimate of the expected long-term rate of return on assets and additional discussion regarding pension and other postretirement plans is described in Note 20—Employee pension plans to our audited consolidated financial statements included elsewhere in this prospectus. The weighted average expected long-term rate of return on assets associated with our pension benefits was 5.60% at April 30, 2012 and 6.72% at April 30, 2013. The expected return on assets is a long-term assumption whose accuracy can only be measured over a long period based on past experience.

The actuarial assumptions used to determine pension benefits may differ from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. Differing estimates may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations.

Contingent Liabilities

We are subject to a variety of claims, lawsuits and investigations in the ordinary course of business as discussed in Note 18 of the unaudited interim consolidated financial statements for the six months ended October 31, 2013 and Note 26 to our audited annual consolidated financial statements for the year ended April 30, 2013 included elsewhere in this prospectus. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Estimating liabilities and costs associated with these matters requires judgment and assessment based upon professional knowledge, experience of management and our internal and external legal counsel.

Income Taxes

We are subject to taxes in numerous foreign jurisdictions. Income and other tax risks recognized in the Consolidated Financial Statements reflect management’s best estimate of the outcome based on the facts known at the balance sheet date in each individual country. These facts may include, but are not limited to, change in tax laws and interpretation thereof in the various jurisdictions where we operate. They may have an impact on the income tax as well as the resulting assets and liabilities. Any differences between tax estimates and final tax assessments are charged to the statement of operations in the period in which they are incurred.

In addition, our business and operations are complex and include a number of significant financings, acquisitions and dispositions. The determination of earnings, payroll and other taxes involves many factors including the interpretation of tax legislation in multiple jurisdictions in which we are subject to ongoing tax assessments. When applicable, we adjust the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect its change in estimates or assessments. These adjustments could materially change our results of operations.

We have assessed the realization of the deferred income tax asset (net of allowance) related to income tax losses as more likely than not that the asset will be realized. Judgment is required in determining whether the deferred tax assets will be realized in full or in part. At April 30, 2013, we had a valuation allowance of $275.9 million. The realization of the deferred tax asset was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and an ability to implement tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the future tax asset will not be realized, a charge will be made to earnings in the period when such determination is made.

Stock Based Compensation

On December 30, 2011, we adopted a new equity compensation plan which permits the grant of time and performance options, performance options and restricted share units to eligible employees, directors or consultants of the Parent and its affiliates. The terms of the options are described in Note 19 of our annual audited consolidated financial statements for the fiscal year ended April 30, 2013 included elsewhere in this prospectus.

We estimate the grant date fair value of stock options using a Monte-Carlo simulation model. The key factors that will create value in these awards include: (1) the year of an Exit Event (either an initial public offering or subsequent public offering of our equity or the merger, consolidation, sale of interests or sale of our assets), (2) the probability that an Exit Event will occur in a particular year, which is based on management’s assessment of when this is likely to occur, (3) the risk free interest rate, which is based on the U.S. Treasury yield curve in effect at the time of grant with maturities equal to the grant’s expected life and (4) the ultimate exit value of the Company, which is estimated using historical volatility and implied volatility data of ten peer companies’ stock price. If any of the assumptions used in the Monte Carlo simulation model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

We have determined that not being able to exercise the options until an Exit Event has occurred that results in the investors recovering their initial investment meets the definition of a performance condition. As of October 31, 2013, we have determined that it is not probable that the performance condition will occur and therefore, no stock compensation expense has been recognized to date.

Recent Accounting Pronouncements

See Note 1 in the unaudited interim consolidated financial statements for the six months ended October 31, 2013 and Note 2 in the audited consolidated financial statements for the year ended April 30, 2013 contained elsewhere in this prospectus for a discussion of recent accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of April 30, 2013 we had $1,451.1 million of debt outstanding excluding capital leases, $126.6 million of which carries a variable rate of interest. The fair value of our fixed rate long-term debt fluctuates with changes in interest rates and has been estimated based on quoted market prices.

The following table provides information about our interest rate sensitive financial instruments by expected maturity date as of April 30, 2013.

(in thousands of U.S. dollars)	2014	2015	2016	2017	2018	Thereafter	Fair Value
Long-term debt
Fixed rate	$708	$759	$3,052	$864	$934	$1,318,629	$1,428,643
Average interest rate	6.93%	6.93%	3.68%	6.93%	6.93%	9.20%
Variable rate	$1,077	$539	$125,000	—	—	—	$126,616
Average interest rate	2.14%	2.03%	5.05%	—	—	—

Foreign Currency Risk

We are exposed to foreign exchange risk primarily from our subsidiaries which incur revenue and operating expenses in currencies other than U.S. dollars, with the most significant being British Pounds Sterling, Norwegian Kroner, Canadian dollars, Australian dollars and Euros. We monitor these exposures through our rigorous cash forecasting process and regularly enter into foreign exchange forward contracts to manage our exposure to fluctuations in expected future cash flows from foreign operations and anticipated transactions in currencies other than the functional currency. In particular, we have entered into forward foreign exchange contracts to manage our exposure to anticipated payroll transaction costs incurred in Canadian dollars and helicopter purchase commitments incurred in Euros. In addition, we manage our exposure to foreign operations by attempting to match the contract currency for our helicopter services contracts with currency of the underlying costs of providing the services whenever possible.

The following tables provide information about our foreign exchange sensitive financial instruments, all of which are recorded in entities with U.S. dollar functional currency, by expected maturity as of April 30, 2013:

(in thousands of U.S. dollars)	2014	2015	2016	2017	2018	Thereafter	Fair Value
Long-term debt denominated in foreign currencies:
Variable rate (CAD)	$1,077	$539	$—	$—	$—	$—	$1,616
Average interest rate	2.14%	2.03%	—	—	—	—
Fixed rate (CAD)	708	759	814	864	934	31,326	35,405
Average interest rate	6.93%	6.93%	6.93%	6.93%	6.93%	6.93%
Forward contracts to sell U.S. dollars and buy foreign currencies:
Notional amount	CAD 104,922	CAD 92,000	CAD 35,000	—	—	—	$383
Average contract rate	1.01	1.02	1.03	—	—	—
Notional amount	EUR 55,251	EUR 14,017	—	—	—	—	5,451
Average contract rate	1.24	1.24	—	—	—	—
Forward contracts to sell Pounds Sterling and buy foreign currencies:
Notional amount	EUR 26,000	EUR 22,000	EUR 13,000	—	—	—	(1,270)
Average contract rate	0.86	0.86	0.86	—	—	—

The following tables provide information about our foreign exchange sensitive financial instruments, all of which are recorded in entities with British Pounds Sterling functional currency, by expected maturity as of April 30, 2013:

(in thousands of U.S. dollars)	2014	2015	2016	2017	2018	Thereafter	Fair Value
Long-term debt denominated in foreign currencies:
Fixed rate (EUR)	—	—	$2,238	—	—	—	$2,238
Average interest rate	—	—	2.50%	—	—	—

Firmly committed sales contracts, forecasted payroll transactions and helicopter purchase commitments denominated in foreign currencies are not included in the above table. Trade accounts payable and receivable have been excluded because their carrying amounts approximate fair value.

Credit Risk

We are exposed to credit risk on our financial investments which depend on counterparties’ abilities to fulfill their obligations to us. We manage credit risk by entering into arrangements with established counterparties and through the establishment of credit policies and limits, which are applied in the selection of counterparties.

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts where we would incur a loss in replacing the instrument. We limit our credit risk by dealing only with counterparties that possess investment grade credit ratings and monitor our concentration risk with counterparties on an ongoing basis. The carrying amount of financial assets represents the maximum credit exposure for financial assets.

Credit risk arises on our trade account receivable from the unexpected loss in cash and earnings when a customer cannot meet its obligation to us or the value of security provided declines. To mitigate trade credit risk, we have developed credit policies which include the review, approval and monitoring of new customers, annual credit evaluations and credit limits.

OUR INDUSTRY

Overview

Helicopters are used to transport people and equipment for a variety of industries, including the oil and gas industry, as well as for governments providing SAR and EMS services. The commercial helicopter industry is highly regulated and government-issued licenses and air operator certificates must be obtained in order to operate helicopters within specific countries.

There are four primary original equipment manufacturers that serve the civilian market: Eurocopter Group, Sikorsky Aircraft Corporation, AgustaWestland, and Bell Helicopter Textron. According to PFC Energy, these four manufacturers together supply approximately 95% of helicopters used to provide oil and gas crew transport. Helicopters are generally classified as light (3 to 7 passengers), medium (8 to 15 passengers) and heavy (16 to 26 passengers). Of the four primary OEMs, there are three main manufacturers of large helicopters (Sikorsky, AgustaWestland, and Eurocopter). We have experienced long lead times for new heavy and medium helicopters, with orders placed years in advance of expected date of delivery.

The secondary market for the helicopter types that we operate has historically been liquid. Secondary market values are widely published with several independent firms providing valuations and performing annual appraisals. Unlike fixed wing aircraft and light helicopters, heavy and medium helicopters typically maintain their value, or depreciate only modestly over the long-term. This is because the regulatory requirements to periodically replace, overhaul and upgrade major components, such as engines, gear boxes, transmissions and other rotable parts, preserve the helicopters in near-new condition throughout the repair and overhaul cycle. The resale market includes customers in many non-hydrocarbon industries, including SAR, EMS, construction, forestry, mining, firefighting, law enforcement, military, tourism, traffic and weather reporting and recreation.

Helicopter Usage in the Offshore Oil and Gas Industry

Within the oil and gas industry, helicopters are used in all major offshore oil and gas markets across the globe to transport people, equipment, and supplies to offshore production facilities and drilling rigs. Helicopters provide a mission critical service to the offshore oil and gas industry, as helicopters are the primary source of offshore transportation and are typically the only source of practical transportation for distances greater than 30 miles from shore. In many ultra-deepwater and deepwater basins, helicopters are often the only viable method of transportation to facilitate required rotations of crew members. Heavy and medium helicopters are primarily used for crew change transportation and other logistical services on oil and gas production facilities and drilling rigs because they can fly in a wide variety of operating conditions, support ultra-deepwater and deepwater drilling, development and production activities, offer enhanced technology, cover longer distances at faster speeds, and carry larger payloads than light helicopters. Using larger helicopters reduces the number of trips, costs, and time required to transport people and equipment. For these reasons, larger helicopters typically earn higher rates and margins compared to smaller helicopters. Major national and independent oil and gas companies rely on global helicopter operators to provide complex offshore logistics services ancillary to the basic point A to point B transportation service to facilitate continuous rotation of crew members required by governmental and collective arrangements. Based on our experience we believe that the majority of oil and gas helicopter operations are tied to production related activity, with the remainder related to exploration and development activity.

Offshore Oil and Gas Production

Offshore oil and gas wells are generally drilled from mobile offshore drilling rigs and to a lesser extent from stationary platforms. Both rigs and platforms typically feature helipads and living quarters for crews. During the exploration phase, a drilling rig is moved onto a prospective site and drills a test well. If initial tests are encouraging, appraisal and development wells are later drilled. Offshore production facilities are later installed in order to produce the hydrocarbons.

Offshore production facilities vary with water depth and conditions. Fixed platform and compliant tower platforms are more suited for shallow water operations, while ultra-deepwater and deepwater operations require more flexible, floating production systems. According to International Maritime Associates, as of March 2013, 160 floating production systems are expected to be ordered from 2013 to 2018, representing a significant growth driver for helicopter services. Given the high upfront costs, once installed or on site, production platforms typically remain in operation for decades and are relatively unaffected by economic cycles and short term commodity price swings, as the marginal cost of lifting a barrel of oil once the platform is in position is low.

Mobile offshore drilling rigs and production facilities require people, supplies, and equipment to be transported back and forth between the mainland at frequently scheduled intervals. Helicopters continue to be the primary means of transportation for offshore crews. Crews working offshore typically work on a seven to 14 day basis with crew changes generally occurring at regularly scheduled times as required by law and collective labor agreements, according to PFC Energy. Typically, there are two crews working onsite on and off at any given time, with one crew being changed out each week. Because a single helicopter does not have the passenger capacity to transport an entire crew in one trip, multiple round trips or multiple helicopters are required for each crew change operation. This is increasingly the case as crew quarters on production facilities and rigs have grown larger in recent years.

Trends

We believe that the following trends will positively affect the worldwide offshore oil and gas industry and the helicopter services industry in which we operate over the coming years:

•	Increasing global demand for crude oil and natural gas has spurred increases in energy development spending. According to the U.S. Energy Information Administration, the oil and gas industry benefits from increased consumption of hydrocarbons, caused in part by the industrialization of China, India and other developing countries. According to statistics published by Spears, annual global spending on drilling and development activities increased from approximately $236 billion in 2009 to approximately $302 billion by the end of 2012 (excluding Russia, China and Central Asia), and is projected to increase to approximately $447 billion in 2019, representing a compound annual growth rate of approximately 7% from 2009 to 2019.

•	Significant new well development is required to replace naturally declining production. Despite elevated exploration and development activity in recent years, according to a report by IEA, oil supply has only experienced modest gains, highlighting the difficulty in overcoming the natural decline rates of large legacy fields. IEA estimates that in order to overcome the decline in production from existing fields, and to keep pace with projected demand increases, new production of approximately 40 million barrels of oil per day (an amount equal to nearly 60% of 2011 global oil production) must be added by 2035.

•

Increasing offshore and ultra-deepwater and deepwater drilling and development activity. According to the IEA, approximately 55% of remaining recoverable conventional oil outside of the Organization of Petroleum Exporting Countries or OPEC is offshore. According to PFC Energy, offshore exploration and production spending will nearly double from approximately $153 billion in 2012 to approximately $279 billion in 2018 at a compound annual growth rate of approximately 11%. Based on our experience operating in the industry, worldwide offshore rig counts continue to increase as crude oil supply and demand fundamentals encourage new drilling. According to RigLogix, as of November 2013, there were 98 floating rigs on order worldwide, 59 of which were under contract and 61 of which were scheduled for delivery before the end of 2015. Moreover, many of these new rigs are designed to drill deeper to previously unrecoverable reserves located further offshore. Offshore discoveries are expected to play an important role in the future, particularly deeper water discoveries at depths greater than 1,000 feet. While exploration expenditures tied to these new rigs are more temporary in nature, the floating rigs on order are under long-term firm contracts to drill for extended periods of time. As the industry moves into deeper waters and further offshore, rigs and production facilities have grown more complex. To support these facilities, PFC Energy estimates that the number of crews greater than 50 is expected to grow from 341 in 2012 to 384 in 2017. The increased number of personnel translates into additional trips for crews and more revenue opportunities for heavy and medium helicopter operators. We believe that the increase in offshore exploration will lead to an increase in offshore production and producing wells going forward.

According to PFC Energy, worldwide offshore exploration and production spending is expected to grow at approximately an 11% CAGR from 2012 through 2018, driven by increasing global demand for oil and gas, new oil and gas drilling needed to replace naturally declining production, and increasing ultra-deepwater and deepwater drilling and development activities.

Source: PFC Energy, July 2013.

According to PFC Energy, from 2013 to 2018, the offshore platform count in ultra-deepwater and deepwater markets with a helideck is expected to increase from 198 to 245. In many ultra-deepwater and deepwater basins, helicopter service is the most efficient and often only viable form of transportation due to the distance from shore of the platforms and environmental conditions. We expect this growth to continue to drive demand for offshore helicopter services by our major, national and independent oil and gas customers.

Source: PFC Energy, May 2013

Over the last two decades, the distance from shore to offshore infrastructure has grown as oil and gas companies have explored and developed discoveries in increasingly deeper waters, according to PFC Energy.

Production facilities in ultra-deepwater and deepwater markets require complex transportation and logistics services to facilitate required crew changes. Heavy and medium helicopters are the primary methods of transportation used for rotations of crew members for ultra-deepwater and deepwater rigs because they can fly in a wide variety of operating conditions, offer enhanced technology, cover longer distances at higher speeds and carry larger payloads than light helicopters.

Source: PFC Energy, May 2013

•	Increasing demand for offshore oil and gas helicopter services. According to Spears, increased offshore oil and gas development and spending have generally led to an increase in industry helicopter services revenue, partly as a result of the need for heavy and medium helicopters that can carry more people longer distances under a variety of flight conditions. According to Spears, the petroleum aviation market grew at an annual rate of 7% from 2007 to 2012. In 2013, the market is projected to grow an additional 7% according to Spears. We believe the new fleet of ultra-deepwater capable rigs currently being built will be used to develop a new set of offshore reserves that will become the next generation of multi-decade production facilities. Generally, given the increasing distance from shore, the primary method of transportation for crews is expected to continue to be heavy and medium helicopters. We expect the helicopter operators that establish themselves as the incumbents for these new fields will have an inherent advantage in remaining the preferred service providers.

•	Helicopter demand exceeds supply. According to PFC Energy, the four major manufacturers of helicopters, Eurocopter Group, Sikorsky Aircraft Corporation, AgustaWestland and Bell Helicopter Textron, together supply approximately 95% of helicopters operating in oil and gas transport. Lead times for delivery of new heavy and medium helicopters are long (currently at least 18 to 24 months) and annual production of new heavy and medium helicopters is limited. We believe long lead times for the delivery of heavy and medium helicopters, together with trends toward increasing ultra-deepwater and deepwater oil and gas activities could create attractive market conditions for us because we currently operate the largest fleet of heavy and medium helicopters in the world.

BUSINESS

Overview

We are the world’s largest commercial operator of helicopters based on revenue of $1.7 billion in fiscal 2013. We are also the world’s largest commercial operator of heavy and medium helicopters based on our fleet of 238 heavy and medium helicopters as of October 31, 2013. With bases on six continents, we are one of only two global commercial helicopter service providers to the offshore oil and gas industry. Our mission is to provide the highest level of service in the industry, which we believe will enable our customers to go further, do more and come home safely. Through our 60 years of experience providing helicopter services, we believe our brand and reputation have become associated with safe and reliable transportation and mission-critical logistics solutions. Our fleet of heavy and medium helicopters, global capabilities and reputation for safety position us to capitalize on anticipated increases in ultra-deepwater and deepwater drilling and production spending by our major, national and independent oil and gas company customers.

Our helicopters are primarily used to facilitate large, long-distance crew changes on offshore production facilities and drilling rigs. We also provide SAR and EMS to government agencies. We maintain a presence in most major offshore oil and gas markets through a network of approximately 70 bases with operations in approximately 30 countries, more than any other commercial helicopter service provider in the world. We cover this expansive and diverse geography with a technologically advanced fleet of 238 helicopters and the expertise to serve customers in ultra-deepwater and deepwater locations. To secure and maintain operating certificates in the many jurisdictions in which we provide helicopter services, we must meet stringent and diverse regulatory standards across multiple jurisdictions, and have an established track record in obtaining and maintaining certificates as well as working with regulators and local partners.

We generate the majority of our oil and gas customer Helicopter Services revenue from contracts tied to our customers’ offshore production operations, which have long-term transportation requirements. A substantial portion of our remaining oil and gas customer Helicopter Services revenue comes from transporting personnel to and from offshore drilling rigs, and we believe this capability allows us to take advantage of expansion in the global ultra-deepwater rig fleet. Approximately 71% to 75% of the flying revenue in our Helicopter Services segment was attributable to fixed monthly charges for the fiscal years ended April 30, 2011, 2012 and 2013.

We also provide MRO services through our Heli-One business to both our own Helicopter Services segment and to third-party customers. Our MRO capabilities enable us to perform heavy structural repairs, and maintain, overhaul and test helicopters and helicopter components globally across various helicopter types. We believe our in-house MRO operations through our Heli-One business enable us to manage our supply chain and maintain our fleet more efficiently, thereby increasing the availability of our helicopters and reducing our overall cost of maintenance. In addition, we are the largest provider of these services (excluding OEMs), which allows us to provide our Heli-One customers with comprehensive MRO services across multiple helicopter types and families. Our MRO services include complete maintenance outsourcing solutions, parts sales and distribution, engineering services, design services and logistics support.

We conduct our business through two operating segments: Helicopter Services for flying operations and Heli-One for MRO services.

Our Market Opportunity

We believe trends in the offshore oil and gas industry will positively affect the market and demand for our helicopter services. As the major, national and independent oil and gas companies seek to replace reserves and grow production, we believe they will continue to explore for, develop and produce oil and gas from deeper waters and at locations that are further offshore, which requires more complex transportation and logistics services. According to PFC Energy, the number of oil and gas platforms that are accessible by helicopter in ultra-deepwater and deepwater locations has more than doubled in the past ten years, and the distance from shore has been increasing. Oil and gas companies are also adopting increasingly complex offshore oilfield services and solutions that require more personnel to operate. Additionally, regulatory bodies are increasing their own oversight functions, and crews are being rotated on and off at periodic intervals. We believe these factors will drive an increase in the number of personnel needing to be transported to and from offshore facilities. Helicopter service is the most efficient and often the only viable or permitted form of transportation in many of these jurisdictions due to the distance from shore of the platforms and environmental conditions offshore, particularly in the North Sea, where a sea-faring vessel may take a substantially longer time to cover the same distance and in significantly less comfortable conditions, with greater logistical risks of transporting workers from vessel to platform.

We believe that the adoption of more complex services on ultra-deepwater and deepwater installations, increased regulatory oversight of these installations and more frequent rotation of increasingly larger crews at regular intervals will further drive customer demand for heavy and medium helicopters, which comprise all of our fleet. Based on our experience, heavy and medium helicopters are favored by customers with ultra-deepwater and deepwater transportation needs due to their greater range, passenger capacity, comfort, enhanced passenger safety systems and ability to fly under a variety of conditions. In recent years, in our experience, the demand for new commercial medium and heavy helicopters has outpaced their supply, a trend we believe will continue. As a result, we expect the market dynamics for our helicopter services to remain strong. Furthermore, we believe that our size and scale afford us greater operational and commercial flexibility when purchasing new helicopters and helicopter parts, allowing us to continue to grow our business in response to market opportunities.

Based on our experience operating in the industry, the market for MRO services is highly fragmented. We believe we are the only independent non-OEM provider of MRO services with a global footprint. Moreover, we believe our status as the largest commercial operator that purchases heavy and medium helicopters has positioned us to obtain licenses from all of the major manufacturers to conduct a full range of MRO services across a wide array of models of helicopters used in our industry. We believe that our geographic reach, combined with the related licenses, offers us a significant opportunity to grow our Heli-One business with our third-party customers. As demand for helicopter services grows in conjunction with growth in ultra-deepwater and deepwater drilling and production, we expect that a corresponding increase in flying hours should lead to greater demand for MRO services.

Our Operations

We conduct operations in approximately 30 countries through a network of approximately 70 bases on six continents, including a new global operations center located in Irving, Texas. We believe our global operations center is the first of its kind in our industry, allowing us to centrally coordinate flight schedules, pilot rostering, training, fleet management and maintenance from a single location. Representatives from helicopter manufacturers work on-site at our global operations center alongside our own employees to resolve maintenance issues and return helicopters to service. Our global operations center leverages new information technology systems to promulgate best-in-class practices and procedures throughout our company.

We assist our customers with logistics solutions to manage rotation of their crews, as many of our offshore oil and gas customers are required by law and collective labor agreements to change crews every seven to 14 days. For the 12 months ended October 31, 2013, we operated approximately 86,000 flights worldwide, carrying in excess of one million passengers. As offshore operators have moved further from shore and become more remote, crews have grown larger and taken on functions that previously relied on shore based support. To accommodate the change out of larger crews, a helicopter would have to make multiple trips or several helicopters would have to be used. Computerized logistics systems in our global operations center help us provide seamless coordination between our regional bases and our customers, matching customer needs with helicopters, engineer and pilot availability which enables efficient crew changes, while maintaining compliance with relevant regulations. In addition, we have advanced systems in place to monitor and maintain equipment. In the event a helicopter requires unforeseen repairs or replacement of parts, we have the ability to provide immediate support to ground personnel to make a repair as well as a dedicated team available to identify the most efficient manner to source any replacement parts. Since October 2012, this infrastructure, and these processes, have enabled us to save approximately 24 AOG days per month, for a savings of approximately $300,000 per month. We believe that our global operations center, combined with our expertise in crew logistics and equipment availability as well as our robust compliance programs, allow us to offer superior and differentiated service to our customers.

Our MRO operations are conducted through our Heli-One business, which provides quality and cost control for maintenance, repair, and overhaul of our own fleet as well as comprehensive outsourced MRO services to third-party customers. We maintain four principal Heli-One centers for our global MRO operations, including Delta, British Columbia (Canada), Fort Collins, Colorado (USA), Rzeszow (Poland) and Stavanger (Norway). We maintain a strategic inventory of spare parts, providing us the ability to respond quickly and efficiently to unplanned maintenance events. We believe our focus on speed and efficiency allows us to provide better service at lower cost. Approximately 28% and 34% of our third-party Heli-One revenue in the 2012 and 2013 fiscal years, respectively, was derived from “power by the hour” contracts, where the customer pays a ratable monthly charge, typically based on the number of hours flown, for all scheduled and un-scheduled maintenance.

Safety and Regulatory Compliance

We strive to exceed the stringent safety and performance audit standards set by aviation regulatory bodies and our customers. We have established an in-house flight safety group that is responsible for our compliance with safety standards within our organization, standardizing base operating procedures, compliance with government regulations and customer requirements, and educating and training our flight crews. Over the five year period ended November 1, 2013, according to our safety records we had a rolling average of 0.37 accidents per 100,000 flight hours, a much lower than average rate reported for civilian twin engine helicopters and an even smaller fraction of the rate reported for offshore helicopter operations generally, per industry reports. We also host a highly regarded annual international safety summit, attended by our customers, manufacturers, competitors and regulators, which is a manifestation of our commitment to safe operations.

A key to maintaining our strong safety record is having a highly qualified and experienced workforce. Our pilots average in excess of 3,000 flight hours of experience, and many of them carry endorsements to operate more than one type of helicopter. Our mechanics are highly experienced and receive ongoing training from helicopter manufacturers.

In addition to safety regulations, most of the countries in which we conduct flying operations have laws, with typically complex requirements, that require commercial operators to hold either or both an operating license and an air operator certificate, or AOC. We believe our track record of safety and experience working with regulators will enhance our ability to obtain needed licenses/certificates as we continue to grow.

Our Fleet

Helicopters are generally classified as light (3 to 7 passengers), medium (8 to 15 passengers) and heavy (16 to 26 passengers). We believe heavy and medium helicopters are favored by our customers and are best suited for crew change transportation services on oil and gas production facilities and drilling rigs due to their greater range, higher passenger capacity, enhanced passenger safety systems and ability to fly under a broader variety of conditions than light helicopters. In addition, heavy and medium helicopters have twin engines and typically two pilots, making them safer for longer flights. As a result, larger helicopters generally command higher pricing and earn higher margins compared to smaller helicopters.

We operate the largest fleet of heavy and medium commercial helicopters serving the offshore oil and gas industry, with 238 helicopters as of October 31, 2013. Our fleet is comprised purely of heavy and medium helicopters, which we believe optimally positions us to respond to opportunities in the high growth ultra-deepwater and deepwater market. Over the last eight years, we have modernized and expanded our fleet significantly, and we continue to invest to meet customer demand for newer heavy and medium helicopters. We have strong longstanding operating relationships with the four major OEMs, Eurocopter, Sikorsky, AgustaWestland and Bell, and have helicopters manufactured by each of them in our fleet. This diversity ensures that we are not overly reliant on any one model or manufacturer, while still giving our fleet critical mass across various helicopter types, resulting in fleet management, maintenance and training efficiencies.

The model life cycle for helicopters spans multiple decades. Individual components, which represent a large majority of a helicopter’s value, are frequently replaced to meet regulatory requirements or safety standards. In addition, there is an active secondary market for helicopters supported by independent appraisers and valuation experts.

As of October 31, 2013, our fleet was valued at approximately $2.95 billion, based on the average of 2013 third-party appraisals of fair market value by Ascend Worldwide Group Holdings Limited and HeliValue$, Inc., consisting of approximately $2.03 billion of value attributable to heavy helicopters and approximately $920 million of value attributable to medium helicopters. As of October 31, 2013, the average age of our fleet was 11 years. The Eurocopter EC225, Sikorsky S92A, AgustaWestland AW139 and Sikorsky S76C++, which have been the core part of our capital investment program in recent years, represent approximately 76% of our total fleet value as of October 31, 2013.

The table below provides a detailed summary of our fleet as of October 31, 2013:

Helicopter Type	Total	Cruise Speed (kts)		Approximate Range (nmi)		Passenger Capacity		Maximum Weight (lbs)
Heavy:
Sikorsky S92A	37	145		400		19		26,500
Eurocopter EC225	31	145		400		19		24,250
Eurocopter (AS332 L, L1, and L2)	40	130-140		250-350		17-19		18,000-20,500
Sikorsky S61N	5	N/A	(1)	N/A	(1)	N/A	(1)	N/A	(1)

Total Heavy	113
Medium:
Agusta AW139	39	145		280		12-15		15,000
Sikorsky S76C++	23	145		220		12		11,700
Sikorsky S76C+	22	145		175		12		11,700
Sikorsky S76A/B/C	16	135		110-130		12		10,800-11,700
Bell 412	11	125		135		13		11,900
Eurocopter AS365 Series	9	120-145		80		11		9,500
Eurocopter EC135/145/155	5	N/A	(2)	N/A	(2)	N/A	(2)	N/A	(2)

Total Medium	125

Total Helicopters	238

(1)	SAR only
(2)	EMS only

As of October 31, 2013, we have committed to purchase $71.9 million of helicopter parts by October 31, 2015 and 36 new heavy and medium helicopters from multiple OEMs for a total commitment of $953.9 million. These helicopters are expected to be delivered in fiscal 2014 ($253.7 million), 2015 ($315.5 million) and 2016 to 2017 ($384.7 million) and will be deployed in our Helicopter Services segment. In addition, we have committed to purchase $100.0 million of heavy helicopters from Eurocopter prior to December 31, 2016. These helicopters will be purchased outright or financed through leases. In addition, at October 31, 2013, we had the option to purchase 26 heavy and medium helicopters which, if exercised, would represent a total purchase commitment of 62 helicopters, excluding the committed dollar amount with Eurocopter.

The table below shows new deliveries of helicopters under contract with OEMs and lessors as of October 31, 2013 in fiscal years ending April 30, 2014, 2015, 2016, 2017 and beyond.

Note: Does not include helicopters related to our commitment to purchase $100.0 million of heavy helicopters from Eurocopter.

The following map illustrates the geographic distribution of our helicopters as of October 31, 2013 and countries in which we operated over the prior 12 months:

Note: Fleet count as of October 31, 2013. Worldwide fleet includes 23 helicopters held for fleet retirement, on dry lease, and in post-delivery modification.

Helicopter Services

Our Helicopter Services segment consists of flying operations in the North Sea, the Americas, the Asia Pacific region and the Africa-Euro Asia region primarily serving our offshore oil and gas customers, and providing SAR and EMS to government agencies. We are one of only two commercial helicopter service providers to the offshore oil and gas industry with global operations. We provide logistics solutions and helicopter transportation to and from production facilities and drilling rigs.

•	The majority of our revenue from oil & gas customers is from contracts tied to our customers’ offshore production operations. A substantial portion comes from transporting personnel to and from offshore drilling rigs.

•	Our helicopter services business in the oil and gas industry is largely characterized by medium to long-term contracts (i.e., four to five years and normally carry extension options of one to five years).

•	The majority of our customers are major, national and independent oil and gas companies.

•	We believe our services are critical to our customers as helicopter transportation is a cost-effective, viable means to transport people, from land to offshore oil and gas production facilities and drilling rigs.

•	Maintaining a strong safety record is a primary concern for us and our customers, and as of November 1, 2013, our five-year rolling average was 0.37 accidents per 100,000 flight hours. The accident rate is calculated using the number of accidents, as defined by the International Civil Aviation Organization, divided by the number of hours flown in the same period and then multiplied by 100,000.

•	Our transformation initiatives, such as our newly launched global operations center in Irving, Texas and our IT initiatives provide strategic oversight and integrated maintenance and support to our operation bases around the world.

We particularly target opportunities for long-term contracts that require heavy and medium helicopters, operated by highly trained personnel who place an emphasis on safety. We are a market leader in most of the regions we serve, with a well-established reputation for safety, customer service and helicopter reliability. For the fiscal years ended April 30, 2012 and April 30, 2013, and the six months ended October 31, 2013, revenues generated by helicopter transportation services for the oil and gas industry accounted for approximately 79%, 81% and 84% of our consolidated total revenues, respectively.

We believe providing helicopter services to oil and gas production customers generally provides our company with a more stable revenue stream, since the production business is typically less cyclical in nature than the exploration and development business. Offshore production platforms generally run at full capacity, irrespective of commodity prices, until the economic end-life of the respective field. These production platforms generally have expected lives of 20 years or more, depending upon the size and characteristics of the field.

We are also one of the world’s leading commercial providers of SAR and EMS services through our Helicopter Services segment. We have long-term contracts with government agencies and commercial operators in the United Kingdom, Ireland and Australia. Our SAR and EMS contracts average eight years in duration. Contracts are generally entered into directly with state and federal governments.

North Sea

Our helicopter services in the North Sea primarily consist of flying operations in the Eastern North Sea and Western North Sea regions. The Eastern North Sea is comprised mainly of Norway while the Western North Sea includes the United Kingdom, Ireland and the Netherlands. We are one of the largest helicopter services providers in the North Sea, one of the world’s largest oil producing regions, with approximately 90 helicopters in operation. Our operations in the North Sea are managed through our network of bases located in key regions. Our main operation bases in the North Sea are in Aberdeen, Scotland, Stavanger, Norway, and Den Helder,

Netherlands, although we also operate numerous other bases around the North Sea. In addition, we have long-term contracts with government agencies and commercial operators in the United Kingdom and Ireland to provide SAR and EMS helicopter services.

Americas

Our Helicopter Services segment in the Americas operates in both North and South America, including in Brazil and Nicaragua. As of October 31, 2013, 90% of our helicopters in the Americas region operate in Brazil, where we operate a large fleet of heavy helicopters to service our customers in the regional oil and gas sector, a market that is shifting to heavy helicopter technology as pre-salt fields in ultra-deepwater environments have been further developed. We expect Brazil to be one of the fastest growing markets for offshore helicopter transportation services and are exploring expansion into military transportation services in the region.

Asia Pacific

The Asia Pacific region includes Australia and Southeast Asian countries, where we provide helicopter services to the offshore oil and gas industry in Australia, Thailand, Malaysia, the Philippines and East Timor. We have approximately 20 bases located in Australia, including two in the Northwest Shelf and two in Browse, and five smaller bases scattered throughout Southeast Asia. We also have long-term contracts with commercial operators and local government to provide SAR and EMS in Australia.

Africa-Euro Asia

We operate in the Africa-Euro Asia region to provide helicopter services in Nigeria, Kazakhstan, Mozambique, Tanzania and other African and European countries. We operate from approximately ten bases in the region. In October 2012, we received our Nigerian AOC for a single helicopter type and are in the process of setting up our interim base.

Maintenance, Repair and Overhaul

Our Heli-One segment is a world-leading independent commercial provider of helicopter support and MRO services. Our comprehensive range of capabilities and broad geographic footprint allow us to offer a full suite of aftermarket services including engine, airframe and component MRO, logistics support, parts sales and distribution, engineering services, design services and logistics support. We provide these services individually or as part of multi-year complete maintenance outsourcing. We provide sophisticated avionics integration services to the armed forces of European nations, and we partner with helicopter manufacturers around the world to provide MRO services to their direct customers.

We believe our Heli-One segment enhances our business model in several respects:

•	Our in-house repair and overhaul capabilities provide operational control and flexibility over the maintenance of our fleet, lowering our operating costs and providing a competitive advantage.

•	Third-party demand for MRO services by each of the government, military and the civil sectors provide us with a diverse stream of revenue.

•	Air worthiness regulations, which are established by civil aviation authorities and manufacturers, require that every dynamic component of a helicopter be replaced or overhauled on a regularly scheduled basis, resulting in steady demand for our MRO services.

All helicopter airframes, engines and components are required by manufacturer and government regulations to be serviced and overhauled based on flight hours, cycles or the actual condition of parts. The repair and overhaul process includes disassembling, cleaning, inspecting, repairing and reassembling engines, components and accessories, and testing complete engines and components. Helicopter operators typically consider the complexity and cost of tasks when choosing whether to perform them in-house or outsource the work to a third-party. MRO companies are required to obtain licenses from government regulatory bodies and, in many cases, from helicopter manufacturers to provide MRO services. Companies active in this industry include manufacturers of helicopters, components and accessories; manufacturer-authorized repair and overhaul operators; and small workshops typically not authorized by the manufacturers. The low cost of transporting components relative to the total cost of repair and overhaul services has resulted in development of a worldwide MRO market.

Our Heli-One segment specializes in heavy structural repair, maintenance, overhaul and testing of helicopters and helicopter components in North America and Europe. Our comprehensive capabilities span helicopters including Sikorsky S61N, S76 series and S92A; Bell 212 and 412; Agusta AW139; Eurocopter AS332, EC225, AS350, and AS365. Our engine expertise spans models including Pratt & Whitney PT6; Turbomeca Arriel 1 and 2; Makila; and GE CT58 and T58. In addition, we have extensive expertise in all areas of engineering and design for conversion upgrades and refurbishments, including avionics.

Heli-One’s main MRO competitors are helicopter manufacturers, which are also our main parts suppliers. Factors that affect competition within the repair and overhaul market include price, quality, safety record and customer service. To minimize issues related to availability and pricing of the parts we need to perform MRO work, Heli-One generally has long-term supply arrangements with the helicopter manufactures and works closely with them on items such as modifications and approvals of parts and components. Furthermore, we believe that our position as one of the largest purchasers of new helicopters affords us greater commercial flexibility when purchasing helicopter parts.

We also provide customers with integrated logistics support, including 24-hour service for all scheduled and unscheduled MRO for engines, dynamic components, repairable components and consumable parts. We also support special mission equipment. Heli-One offers next-day delivery in most locations on a wide range of helicopter parts from all major manufacturers through a global distribution network that includes a global warehouse in the Netherlands. We believe our global buying power gives us competitive pricing on all major components. We believe we provide quality, competitively priced support services to civilian and military helicopter operators worldwide.

Customers and Contracts

Our current oil and gas customer base is comprised of major, national and independent oil and gas companies. These customers generally enter into multi-year contracts for our services. The majority of our customer contracts provide for revenues based on fixed-monthly charges and hourly flight rates. In addition, our contracts generally require the customer to either provide or to be charged for fuel, which significantly limits our operational exposure to volatility in fuel costs.

Our contracts with offshore oil and gas customers are typically for periods of four to five years, and normally carry extension options of one to five years. Our contracts with government agencies for SAR and EMS services are typically for periods of eight to ten years, and we believe government agencies will increasingly look to outsource this function. Based on our experience, we believe that contracts are awarded based on a number of factors, including technical capability, operational effectiveness, price, strength of relationships, availability of fleet types and other technical mission requirements, quality of customer service and the safety record of the helicopter service provider. We believe that maintaining a strong safety record is imperative for our customers, and that our safety record and safety culture at all levels of our organization are key to maintaining and growing our business.

Longer-term contracts are ordinarily awarded through competitive bidding processes. An incumbent operator commonly has a competitive advantage when pursuing future business with that customer because of its relationship with the customer, knowledge of operating site characteristics, pre-existing investment in support infrastructure and demonstrated ability to meet defined service-level requirements. Also, customers often prefer to avoid start-up costs associated with switching to another operator. Over the past 12 months, we have retained approximately 92% of offshore oil and gas customer contracts that were up for renewal or extension.

Our key customers include many leading oil and gas companies around the world. The following table sets out our top ten customers based on revenue for our fiscal year ended April 30, 2013 and geographic regions served. Our top two customers for the year ended April 30, 2013 were Statoil and Petrobras, accounting for 14% of our revenues each. No other single customer accounted for more than 10% of our revenues during this period.

Geographic regions served by CHC
Company	Credit rating (Moody’s / S&P)	North Sea	Brazil	Australia	SE Asia	Africa Euro Asia

	A2 / A	—	—			—
	Aa1 / AA	—			—	—

	A1 / A	—		—	—

	A3 / A-			—		—
	N/A	—
	A3 / BBB		—			—
	Aa1 / AA	—		—	—	—
	Aa2 / AA-	—				—
	Aa1 / AA-	—		—	—
	Baa1/BBB+			—

For our fiscal year ended April 30, 2013, the customers in the table above constituted approximately 60% of our total revenues.

The largest customer of our Heli-One segment is our Helicopter Services segment. Our Heli-One contracts with third parties include military, coast guard, parapublic and other governmental organizations, and other helicopter operators. Revenues can be earned for services provided individually or, in many cases, as part of multi-year, complete maintenance outsourcing agreements.

Competitive Strengths

We believe that we possess the following competitive strengths, which will enable us to continue to grow our business globally:

•

The world’s largest new generation fleet of heavy and medium helicopters. We are the world’s largest commercial operator of helicopters based on revenue of $1.7 billion in fiscal 2013. We are also the world’s largest commercial operator of heavy and medium helicopters based on our fleet of 238 heavy and medium helicopters as of October 31, 2013. Our premium fleet has enabled us to establish a prominent position as a helicopter services provider to the fast-growing ultra-deepwater and deepwater markets. Our fleet includes some of the newest and most advanced civilian helicopters, including the Eurocopter EC225, Sikorsky S92A, AgustaWestland AW139 and Sikorsky S76C++, which together represent approximately 76% of our total fleet value and which we believe helps us attract and retain highly experienced pilots and maintenance engineers. We have modernized and expanded our fleet significantly over the last eight years, and we continue to invest to meet customer demand. As of October 31, 2013, we have plans to acquire 36 new heavy and medium helicopters from multiple OEMs, and $100.0 million of heavy helicopters from Eurocopter, with delivery dates between fiscal 2014 and 2017, and options to acquire an additional 26 heavy and medium helicopters. The size of our fleet and diversity across multiple helicopter types enables us to meet the varied operational requirements of our customers.

•	Largest global footprint servicing the offshore oil and gas market. We are the most globally diverse participant in our industry, with operations in approximately 30 countries. Our broad geographic coverage and experience entering new markets enables us to respond quickly and efficiently to new business opportunities, by leveraging our knowledge of, and experience with, international safety standards, local market regulations and customs. Additionally, our multi-national footprint and scale allow us to secure contracts and global framework agreements where our largest customers are seeking helicopter operators that can provide one standard of service in many locations around the world.

•	Strong long-term relationships with leading oil and gas producers. We believe we have strong relationships with our top ten customers, which include Statoil, Petrobras, BP, Shell, Total, ENI and other oil and gas producers, many of which we have continuously served for over a decade. We establish relationships with our customers at both the regional and global level, which positions us to grow our business as our customers grow. We believe this enables us to better understand our customers’ growth objectives and positions us to participate in contract tenders. Our strong customer relationships and track record of performance have allowed us to achieve a 92% retention rate on contract renewals and extensions and a 65% win rate on all contract tenders over the 12 month period through October 2013.

•	Safety record and reputation. We have implemented a single safety management system worldwide and continue to meet or exceed the stringent safety and performance audits conducted by our customers. Over the five year period ended November 1, 2013, according to our safety records, we had a rolling average of 0.37 accidents per 100,000 flight hours, a much lower than average rate reported for civilian twin engine helicopters and an even smaller fraction of the rate reported for offshore helicopter operations generally, per industry reports. Our pilots average in excess of 3,000 hours of flight experience, and many of them carry endorsements to operate more than one type of helicopter. Our mechanics are highly experienced and receive ongoing training from helicopter manufacturers. We also host a highly regarded annual international safety summit attended by our customers, manufacturers, competitors and regulators, which is a manifestation of our commitment to safe operations.

•	Our innovative transformation initiatives are driving standardization, efficiencies and cost savings. For the past three years, we have implemented a comprehensive review of our operations and organizational structure through our transformation initiatives, with the goal of consolidating, strengthening and standardizing our capabilities, tools, processes and systems globally, while lowering overhead costs. We recently designed and launched our global operations center and implemented new IT systems across our operations to drive highly integrated processes, including fleet management, flight scheduling, maintenance and supply chain, which we believe allow us to offer superior and differentiated services to our customers and our personnel in the field.

•	Only global commercial helicopter operator with in-house MRO operations through Heli-One. Our Heli-One division is the market leader in helicopter MRO services by a non-OEM. Our Heli-One segment enhances the quality control and cost competitiveness of our maintenance processes, and improves the flight availability of our fleet. We have the capability to service and support multiple models from all the major OEMs including Eurocopter, Sikorsky, AgustaWestland and Bell, which allows us to offer a comprehensive outsourced maintenance solution to other helicopter operators, and to diversify our revenue stream.

•	Experienced management team. Our chief executive officer and senior executives have extensive experience at CHC managing our helicopter services business and Heli-One business and with managing major, international public corporations focused on technology, IT services and operational excellence. We believe our management’s breadth of experience, equity ownership and incentive plans align their objectives with those of our shareholders.

Our Business Strategy

Our goal is to enhance our leadership position and create value for our shareholders by consistently and efficiently providing safe, reliable value-added services to our customers while maximizing our return on assets, earnings and cash flow. To achieve this goal, we intend to focus on the following key strategies:

•	Achieve the highest levels of safety and performance. Our overall strategy is deeply rooted in a foundation of safety. We will continue to build on our highly safety-conscious culture where the safety of our passengers and employees is embedded in everything we do. We will invest in technology, processes, training and talent to continuously improve our capabilities to enable us to achieve the highest level of safety performance and standards.

•	Continue to apply a disciplined, returns-based approach to evaluating growth opportunities. We have implemented a rigorous, financial returns-based approach throughout our organization that is fundamental to how we evaluate growth opportunities. Our centralized decision-making framework is critical to ensuring that our clearly defined return thresholds are applied in all key investment-making decisions, such as setting contract terms, pursuing expansion into new regions and acquiring new helicopters. This disciplined and coordinated methodology of pursuing the highest risk-adjusted growth opportunities will continue to drive our expansion strategy and enable us to make rational capital investment decisions and maximize our returns as we continue to grow.

•	Continue to invest in our fleet of heavy and medium helicopters to meet customer demand and maximize our long-term financial returns. We will continue to upgrade our fleet and optimize our fleet size and mix to reflect the latest technologies and larger helicopters demanded by our customers, while selectively divesting older helicopters. We will continue to manage our fleet to provide optimum service to the growing ultra-deepwater and deepwater markets, where larger helicopters are preferred by our customers for their reliability, comfort and efficiency. The demand for helicopter services combined with continued constraints on new helicopter supply will allow us to focus our investments in our fleet on opportunities with the highest strategic and financial value. We believe our global fleet management strategy allows us to deploy our assets to our most attractive opportunities worldwide.

•	Expand our operations in high growth markets. We have existing operations in what we believe are some of the highest growth markets for helicopter services, such as Brazil and Australia. We intend to continue to grow in these regions as we believe the demand for our services continues to grow. We will also continuously evaluate entry into new markets with high projected growth rates which are often characterized by isolated locations and greater operating distances from shore. We have a track record of successfully entering new markets, which requires experienced pilots and expertise in assessing risks, obtaining permits, partnering with local businesses, working with regulators and establishing new flight bases. We believe our customers recognize the importance of our track record as well as our standardized and globally-integrated operational support, maintenance and IT systems, and our ability to realize operational efficiencies across numerous and often remote jurisdictions. We believe that owning the world’s largest fleet of heavy and medium helicopters positions us to continue to grow our business in high growth ultra-deepwater and deepwater markets.

•	Leverage the differentiated attributes of our Heli-One segment to expand the depth and global reach of our Heli-One platform. We believe we are the largest non-OEM MRO vendor servicing the industry today and we believe that our Heli-One segment provides us with a competitive and differentiating advantage. The breadth of services we provide and our operational scale has enabled us to establish unique supply chain management expertise that we will leverage to provide superior service levels to our customers. We will capitalize upon our access to key OEM licenses to bolster our strategic inventories and to improve the level of integration with our own internal operations, as well as to expand our third-party revenues. We will seek to grow our third-party Heli-One business, as we believe it offers an opportunity to generate attractive returns on limited incremental capital investment. Given the fragmented nature of the global MRO market, we will also pursue targeted strategic acquisitions to enhance our position in key regions or markets and to capture new, unique service offerings for our customers.

•	Utilize knowledge and enterprise management systems to hone our customer service. We seek to build a customer-centric culture responsive to our customers’ unique requirements. As part of our operational transformation efforts and investment in IT systems, we have expanded our capabilities to measure and report key performance metrics that are most critical to our customers. Our commercial and customer support teams maintain a regular dialogue across multiple disciplines within our customers’ organizations to share these performance metrics as well as to discuss our customers’ future plans. This enables us to better understand our customers’ needs and how well we are addressing them. We believe that developing and maintaining such a deep understanding of our customers’ requirements enables us to provide superior customer-centric services and ideally positions us to grow with our customers as they expand their operations.

•	Continue to implement innovative transformation initiatives to pursue industry leading operating efficiency and superior returns. We believe innovation is core to our culture. We believe we are the first in the industry to establish a global, in-house MRO capability through Heli-One and a global operations center, and to implement innovative IT platforms to standardize global processes. We have established leadership in innovative transformation as a firmwide mindset with the goal of continuously improving operating efficiency, identifying cost savings and enhancing returns.

Revenue by End Market

	For the year ended April 30,						For the six months ended October 31,
(in thousands of U.S. dollars)	2011		2012		2013		2012		2013
Industry Sector
Oil and Gas	$1,129,749	78%	$1,330,163	79%	$1,417,546	81%	$704,510	82%	$719,109	84%
MRO	129,222	9%	166,479	10%	140,444	8%	67,034	8%	62,938	7%
EMS/SAR	151,101	10%	158,505	9%	171,053	10%	83,558	9%	74,361	9%
Other	35,388	3%	37,392	2%	14,804	1%	7,753	1%	1,895	—%

Total	$1,445,460	100%	$1,692,539	100%	$1,743,847	100%	$862,855	100%	$858,303	100%

Revenue by Geography

	For the year ended April 30,						For the six months ended October 31,
(in thousands of U.S. dollars)	2011		2012		2013		2012		2013
Geography
Canada	$12,671	1%	$13,914	1%	$2,841	—%	$3,935	—%	$103	—%
United Kingdom	243,921	17%	262,592	16%	306,893	18%	161,006	19%	157,880	18%
Norway	452,578	31%	531,452	31%	491,938	28%	239,902	28%	250,263	29%
Africa	56,361	4%	60,503	4%	67,752	4%	30,121	3%	37,453	4%
Australia	137,639	10%	213,970	13%	261,424	15%	119,869	14%	123,425	14%
Denmark	29,108	2%	29,538	2%	195	—%	80	—%	109	—%
The Netherlands	95,835	7%	94,663	6%	82,576	5%	43,514	5%	40,326	5%
Brazil	163,928	11%	210,347	12%	282,469	16%	143,484	17%	123,959	14%
Asia	107,305	7%	93,782	6%	86,949	5%	44,477	5%	47,462	6%
Other European Countries	112,188	8%	139,955	8%	125,196	7%	57,289	7%	64,415	8%
Other Countries	33,926	2%	41,823	1%	35,614	2%	19,178	2%	12,908	2%

Consolidated total	$1,445,460	100%	$1,692,539	100%	$1,743,847	100%	$862,855	100%	$858,303	100%

Competition

We are one of two global helicopter service providers to the offshore oil and gas industry; other competitors are smaller, regional operators. We have a significant market position in all global offshore oil and gas markets, with the exception of the Gulf of Mexico. Oil and gas companies operating in the Gulf of Mexico have historically used primarily light and medium helicopters under short term contracts and, as a result, the current economics of providing services in the Gulf of Mexico would be less profitable for us than those in other regions of the world. As oil and gas companies seek to expand drilling and production to deeper waters offshore in the Gulf of Mexico we may re-examine our participation in this market.

We believe we are well positioned to capitalize on future growth opportunities. As oil and gas wells are depleted, oil companies are developing ultra-deepwater and deepwater reserves further offshore. Our global presence, long-term customer relationships and modern fleet of helicopters positions us to participate in new oil and gas developments in most offshore oil and gas regions.

Lease Obligations

We had entered into helicopter operating leases for 165 helicopters included in our fleet as of October 31, 2013. At October 31, 2013, the total minimum lease payments under helicopter operating leases with expiry dates ranging from fiscal 2014 to fiscal 2024 totaled $1,377.0 million. At our option, we have the right to purchase the majority of helicopters at agreed amounts that are not considered bargain purchase options. Substantially all of the costs to perform inspections, major repairs and overhauls of major components on such leased helicopters are at our expense. We may perform this work through Heli-One or have the work performed by an external MRO service provider. We have also provided guarantees to certain lessors in connection with these helicopter leases.

In addition to payment under helicopter operating leases, we had operating lease commitments as of October 31, 2013 for buildings, land and other equipment with minimum lease payments of $104.5 million and expiry dates ranging from fiscal 2014 to fiscal 2079.

For additional details see “—Future Cash Requirements—Contractual Obligations and Off-Balance Sheet Arrangements” and Notes 17 and 18 to the unaudited interim consolidated financial statements for the six months ended October 31, 2013 and Notes 25, 26 and 28 to the audited annual consolidated financial statements for the year ended April 30, 2013 included elsewhere in this prospectus.

Commitments to Acquire New Helicopters

At October 31, 2013, we have committed to purchase $71.9 million of helicopter parts by October 31, 2015 and 36 new heavy and medium helicopters from multiple OEMs. The total required additional expenditures related to these purchase commitments are approximately $953.9 million. These helicopters are expected to be delivered in fiscal 2014 ($253.7 million), 2015 ($315.5 million) and 2016 to 2017 ($384.7 million) and will be deployed in our Helicopter Services segment. In addition, we have committed to purchase $100.0 million of heavy helicopters from Eurocopter prior to December 31, 2016. These helicopters will be purchased outright or financed through leases. In addition, at October 31, 2013, we had the option to purchase 26 heavy and medium helicopters, which it exercised, would represent a total purchase commitment of 62 helicopters, excluding the amount committed with Eurocopter.

Insurance

Operation of helicopters involves some degree of risk. Hazards, such as helicopter accidents, collisions and fire, are inherent in providing helicopter services. We maintain a flight safety organization that is responsible for ensuring compliance with safety standards within our organization and the requisite proficiency among flight crews. Our safety organization is responsible for training flight crews, conducting regular safety audits and seminars for all flight personnel, and generally ensuring safe operating techniques and standards consistent with government regulations and customer requirements. In addition, aviation regulatory bodies and customers conduct safety audits to ensure that our standards meet their requirements.

We maintain comprehensive aviation hull and liability insurance coverage in amounts and on terms that reflect prudent helicopter operations. This includes engine and spare-parts coverage. The hull policies insure against the physical loss of or damage to our helicopters. In addition we purchase hull war coverage for losses due to terrorism, hijacking, war, expropriation, confiscation and nationalization. We retain the risk of the loss of use or loss of profit from our operations, which is mitigated by the possible use of other helicopters given our fleet size.

In addition, we procure property all risks insurance, automobile liability and general liability insurance and the customary corporate insurances.

Facilities

We currently operate in approximately 30 countries worldwide, using facilities that include hangars, supply and service centers, engineering support facilities and offices. In Norway, the United Kingdom, the Netherlands and Australia, we generally own the hangars we use in our helicopter operations, which are located primarily on leased airport land. We typically lease supply and service centers, engineering support facilities and offices from third parties.

The principal properties from which we now conduct our operations are:

			Owned or Leased
Location	Operations	Buildings (Sq. Feet)	Land	Buildings
Richmond, British Columbia, Canada	Headquarters of Heli-One Canada Inc.	80,000	Leased	Owned
Delta, British Columbia, Canada	Headquarters for Heli-One Segment	240,000	Leased	Leased
Aberdeen, Scotland	Headquarters for the Western North Sea region	42,000	Leased	Leased
	Terminal Building	25,000	Leased	Owned
Stavanger, Norway	Headquarters for the Eastern North Sea region	199,000	Leased	Owned
	Heli-One Norway Headquarters;	179,000	Leased	Owned
Fort Collins, Colorado	Heli-One American Support, LLC	80,000	Leased	Leased
Hoofddorp, The Netherlands	Headquarters for the Africa-Euro Asia region	39,000	Leased	Leased
Bergen, Norway	Eastern North Sea; Hanger	66,000	Leased	Owned
Den Helder, The Netherlands	Western North Sea; Hanger	56,000	Owned	Owned
Perth, Australia	Headquarters for the Asia Pacific region	7,400	Leased	Leased
Irving, Texas	CHC Operations Center	26,926	Leased	Leased
Rzeszow, Poland	Heli-One (Poland)	8,974	Leased	Leased

Aviation Regulations

Most of the countries in which we conduct flying operations have laws that require us to hold either or both of an operating license and an air operator certificate. Most of these countries also have materiality requirements for issuance of operating licenses and/or air operator certificates that require the holder of such license or certificate to be a qualified national of such country. Companies holding such licenses and certificates must typically be both majority owned and effectively controlled, or controlled in fact, by citizens of the issuing state.

The European Union and the European Economic Area

We operate in the EU and the EEA through our 49.9% ownership in EHOB. EHOB’s five wholly-owned operating subsidiaries operate in four member states of the EU (the United Kingdom, the Netherlands, Denmark and Ireland) and Norway, a member state of the EEA. Each of Norway and the member states of the EU must comply with EU Directive 1008/2008 and common rules for the operation of aircraft. Among other things, this directive restricts the issuance of operating licenses to carry passengers for remuneration to those companies that are majority owned and effectively controlled by nationals of a member state of the EU or the EEA. We believe that EHOB, and therefore each of EHOB’s wholly-owned subsidiaries, are both majority owned and effectively controlled by nationals of a member state of the EU.

Canada

Our helicopter operations in Canada are conducted through CHC Helicopters Canada Inc., a company wherein we hold a minority interest. That company’s flying operations are regulated by Transport Canada and are conducted under that company’s air operator’s certificate (AOC). Our ability to conduct our helicopter operating business in Canada is dependent on our ability to maintain our relationship with CHC Helicopters Canada Inc. Our helicopter operations in certain other countries are conducted pursuant to an AOC issued by the Minister of Transport (Canada) under the provisions of the Aeronautics Act (Canada) for approximately 20 helicopters, which our wholly owned subsidiary holds pursuant to an exemption until 2015. If we are unable to extend the ministerial exemption pursuant to which this certificate is issued, we will need to obtain licenses and certificates issued by the countries in which we conduct such operations or reach an agreement with CHC Helicopters Canada Inc. and/or customers in such countries to transfer the operations there to CHC Helicopters Canada Inc. We cannot give any assurance that we will be able to either extend the ministerial exemption, obtain local licenses and certificates or transfer such operations to CHC Helicopters Canada Inc., either at all or on acceptable terms.

Australia

Civil aviation in Australia is governed by the Civil Aviation Act, 1988, and regulations made thereunder. To operate an aircraft in Australia, it must be registered with the Australian Civil Aviation Safety Authority and a Certificate of Airworthiness must be obtained, be valid and in effect. The operation of an aircraft for a commercial purpose into, out of, or within Australian territory can only be undertaken as authorized by an Air Operators’ Certificate. Our ability to offer our helicopter transportation services in Australia is dependent on maintaining this certificate. Australia does not have a requirement for ownership or control by Australian nationals.

Brazil

We operate in Brazil through a subsidiary of BHH, a Brazilian Company 60% owned by us. To operate helicopters in Brazil, an operator must be licensed by the applicable national Civil Aviation Authority. Under applicable Brazilian law, in order to maintain its license, an operator must be “controlled” by nationals of Brazil and its officers must be Brazilian as well. By “control”, Brazilian aviation legislation refers to a holding of at least 80% of the operator’s voting shares. We believe that the majority holder of voting shares in BHH is a Brazilian national and therefore this subsidiary is currently “controlled” within the meaning of Brazil licensing requirements. Any change in the national status of the majority shareholder in BHH and/or in the nationality of the officers of this subsidiary could affect its Brazilian licenses. Our helicopter operations in Brazil are conducted through BHS – Brazilian Helicopter Services Táxi Aéreo S.A., the above-mentioned subsidiary of BHH. Our flying operations are regulated by the National Agency for Civil Aviation and are conducted under that company’s AOC. Our ability to conduct our helicopter operating business in Brazil is dependent on our ability to maintain this AOC. If we are unable to maintain this AOC, or obtain an alternative AOC, we will be prevented from flying helicopters in Brazil.

Other Countries and Regulations

Our operations in other foreign jurisdictions are regulated to various degrees by the governments of such jurisdictions and must be conducted in compliance with those regulations and, where applicable, in accordance with our air service licenses and air operator certificates. These regulations may require us to obtain a license to operate in that country, may favor local companies or require operating permits that can only be obtained by locally registered companies and may impose other nationality requirements. In such cases, we partner with local persons, but there is no assurance regarding which foreign governmental regulations may be applicable in the future to our helicopter operations and whether we would be able to comply with them.

The revocation of any of the licenses discussed above or the termination of any of the relationships with local parties discussed above could have a material adverse effect on our business, financial condition and results of operations.

We are also subject to regulations imposed by the FCPA, which generally prohibits us and our intermediaries from making improper payments to foreign officials for the purpose of obtaining or maintaining business. We have established an Ethics & Compliance Policy and a Compliance Committee, and provide compliance training to our employees to help prevent violations of the FCPA. As a condition of employment, our employees are required to abide by this policy. Our policy also requires thorough due diligence of all third-party intermediaries as well as screening and certification through TRACE International. Approved intermediaries are required to renew their TRACE certifications annually. Further, we require our vendors and contractors to be contractually bound to abide by our Ethics & Compliance Policy. Our Internal Audit team includes Ethics & Compliance Policy compliance as part of their audits.

Environmental Matters

We are subject to extensive laws, rules, regulations and ordinances in the various jurisdictions in which we operate relating to pollution and protection of the environment and to human health and safety, including those related to noise, emissions to the air, releases or discharges to soil or water, the use, storage and disposal of petroleum and other regulated materials, and the remediation of contaminated sites. Our operations, including helicopter maintenance and helicopter fueling, involve the use, handling, storage and disposal of materials that may be classified as hazardous to human health and safety and to the environment. Non-compliance with these regulations may result in significant fines or penalties or limitations on our operations. Many of the countries in which we operate have laws that may impose liability for the investigation and cleanup of releases of regulated materials and the remediation of related environmental damage without regard to negligence or fault. These laws may also expose us to liability for the conduct of, or conditions caused by, others, such as historic spills of regulated materials at our facilities, for acts that were in compliance with all applicable environmental laws at the time such acts were performed, and for contamination at third-party sites where substances were sent for off-site treatment or disposal. Additionally, any failure by us to comply with applicable environmental, health and safety or planning laws and regulations may result in governmental authorities or other third parties taking action against our business that could adversely impact our operations and financial condition. We believe we are in substantial compliance with applicable environmental laws and that ensuring compliance has not, to date, had a material adverse effect upon our financial position. We cannot, however, predict the likelihood of change to these laws or in their enforcement nor the impact that any such change, or any discovery of previously unknown conditions, may have on our costs and financial position. Please see “Risk Factors—Risks Related to Our Business and Industry—We are subject to extensive environmental, health and safety laws, rules, regulations and ordinances that could have an adverse impact on our business.”

Legal Proceedings

One or more of our subsidiaries are, from time to time, named as defendants in lawsuits arising in the ordinary course of our business. Such disputes may involve, for example, breach of contract, employment, wrongful termination and tort claims. We maintain adequate insurance coverage to respond to most claims. We cannot predict the outcome of any such lawsuits with certainty, but our management team does not expect the outcome of pending or threatened legal matters to have a material adverse impact on our financial condition.

In addition, from time to time, we or our subsidiaries are involved in tax and other disputes with various government agencies. The following summarizes such presently pending disputes:

In 2006, we voluntarily disclosed to OFAC that several of our subsidiaries formerly operating as Schreiner Airways may have violated applicable U.S. laws and regulations by re-exporting to Iran, Sudan, and Libya certain helicopters, related parts, map data, operation and maintenance manuals, and aircraft parts for third-party customers. OFAC’s investigation is ongoing and we continue to fully cooperate. Should the U.S. government determine that these activities violated applicable laws and regulations, we or our subsidiaries may be subject to civil or criminal penalties, including fines and/or suspension of the privilege to engage in trading activities involving goods, software and technology subject to the U.S. jurisdiction. At this time, it is not possible to determine the outcome of this matter, or the significance, if any, to our business, financial condition and result of operations.

Brazilian customs authorities seized one of our helicopters (customs valued at $10.0 million) as a result of allegations that we violated Brazilian customs law by failing to ensure its customs agent and the customs agent’s third-party shipping company followed approved routing of the helicopter during transport. We secured release of the helicopter and are disputing through administrative court action any claim for penalties associated with the seizure and the alleged violation. We have preserved our rights by filing a civil action against its customs agent for any losses that may result. At this time, it is not possible to determine the outcome of this matter or the significance, if any, to our business, financial condition and result of operations.

Our Brazilian subsidiary is disputing claims from the Brazilian tax authorities that it was not entitled to certain credits in 2004 and 2007. The tax authorities are seeking up to $4.8 million in additional taxes plus interest and penalties. We believe that based on our interpretation of tax legislation and well established aviation industry practice we are in compliance with all applicable tax legislation and plan to defend this claim vigorously. At this time, it is not possible to determine the outcome of this matter or the significance, if any, to our business, financial condition and result of operations.

Our Brazilian subsidiary is also disputing assessments from the municipal governments in Macae and Cabo Frio related to cross-border flights and invoicing. The municipalities are seeking up to $5 million in taxes and penalties. We do not believe the Company is liable for these amounts and will continue to dispute these assessments through administrative and judicial processes. At this time, it is not possible to determine the outcome of this matter or the significance, if any, to our business, financial condition and result of operations.

In the United Kingdom, the Ministry for Transport is investigating potential wrongdoing involving two ex-employees in conjunction with the SAR-H bid award processes. This arose from our self-reporting potential improprieties by these individuals upon their discovery in 2010. The SAR-H bid process was subsequently cancelled. At this time it is impossible to determine whether the government may take any action against us. We will continue to cooperate in all aspects of the investigation. At this time, it is not possible to determine the outcome of this matter or the significance, if any, to our business, financial condition and result of operations.

Employees

As of October 31, 2013, we had approximately 4,500 employees. We hire independent contractors on an as needed basis. We believe that our employee relationships are satisfactory.

Certain of our employees in the United Kingdom, Ireland, the Netherlands, Norway, Brazil, Canada and Australia (collectively, approximately 73% of our employees as of October 31, 2013) are represented under collective bargaining or union agreements. Any disputes over the terms of these agreements or our potential inability to negotiate acceptable contracts with the unions that represent our employees could result in strikes, work stoppages or other slowdowns by the affected workers. Periodically, certain groups of our employees who are not covered under a collective bargaining agreement consider entering into such an agreement.

If our unionized workers engage in a strike, work stoppage or other slowdown, other employees elect to become unionized, existing labor agreements are renegotiated, or future labor agreements contain terms that are unfavorable to us, we could experience a disruption of our operations or higher ongoing labor costs, which could adversely affect our business, financial condition and results of operations.

MANAGEMENT

Directors and Officers

The following table sets forth the names, ages and positions of our directors and officers as of the date of this prospectus:

Name	Age	Position
William J. Amelio	56	President, Chief Executive Officer and Director
Francis S. Kalman	66	Director
Jonathan Lewis	52	Director
William E. Macaulay	68	Chairman
John Mogford	60	Director
Jeffrey K. Quake	40	Director
Dod E. Wales	37	Director
Peter Bartolotta	54	Chief Operating Officer and President of Helicopter Services
Joan S. Hooper	56	Senior Vice President and Chief Financial Officer
Michael J. O’Neill	57	Senior Vice President and Chief Legal Officer
Michael Summers	58	Senior Vice President, Human Resources

We have entered into agreements with our indirect subsidiaries, Heli-One Canada Inc. and Heli-One American Support LLC, to provide certain management services subject to the authority limits as determined by our board of directors and set out in such agreements. Information about our executives is set forth below.

William J. Amelio joined us on August 10, 2010 and has extensive international experience with several major corporations. From 2005 to 2009, Mr. Amelio was President and CEO of the Lenovo Group, the global personal computer maker, where he managed the integration of the IBM personal computer business, implemented a business transformation program and globalized the Lenovo computer brand. During his career Mr. Amelio has also led businesses in leading companies such as Dell, NCR and AlliedSignal. Mr. Amelio holds a Master’s degree in Management from Stanford University and a Bachelor of Science degree in Chemical Engineering from Lehigh University. Through the Amelio Foundation, Mr. Amelio and his wife founded Caring for Cambodia, a non-profit organization that aims to educate the children of Cambodia through building schools, training teachers and providing for basic human needs.

Francis S. Kalman is a senior advisor to a private investment subsidiary of Tudor, Pickering, Holt & Co., LLC, which specializes in direct investments in upstream, oilfield service and midstream companies. Since May 2011, he has served on the board of directors of Ensco plc and Kraton Performance Polymers, Inc. Since June 2013, he has served on the board of directors of Weatherford International Ltd. From August 2005 to May 2011, Mr. Kalman served on the board of directors of Pride International, Inc. From February 2002 until his retirement in February 2008 and from February 2002 until April 2007, Mr. Kalman served as Executive Vice President and as Chief Financial Officer of McDermott International, Inc., respectively. Mr. Kalman holds a B.S. degree in Accounting from Long Island University.

Jonathan Lewis is senior vice president, Europe Sub-Saharan Africa Region of Halliburton, which he joined in 1996. Prior to joining Halliburton, Dr. Lewis taught graduate students and managed commercially funded research groups through academic positions at Imperial College in London, England, and Heriot—Watt University in Edinburgh, Scotland. Dr. Lewis has been Chairman of the board of directors of the Petrotechnical Open Standards Consortium and a member of the board of directors of ASF Portal. Dr. Lewis holds a Bachelor of Science degree in Geology from Kingston University, a Ph.D. in Geology/Sedimentology from the University of Reading, and is a graduate of the Stanford Executive Program of the Stanford University Graduate School of Business.

William E. Macaulay, Chairman and Chief Executive Officer of First Reserve, has been with the firm since its founding in 1983. He is responsible for supervision of all aspects of the firm’s investment program and strategy, as well as overall management of the firm. Prior to participating in the acquisition of First Reserve in

1983, Mr. Macaulay was a co-founder of Meridien Capital Company, a private equity buyout firm. From 1972 to 1982, Mr. Macaulay was with Oppenheimer & Co., Inc., where he served as Director of Corporate Finance with responsibility for investing Oppenheimer’s capital in private equity transactions. At Oppenheimer, he also served as a General Partner and member of the Management Committee of Oppenheimer & Co., as well as President of Oppenheimer Energy Corporation. He was the founder and largest stockholder of Peppermill Oil Company. Mr. Macaulay holds a B.B.A. degree in Economics from City College of New York and a Master of Business Administration from the Wharton School of the University of Pennsylvania, where he also has served as a member of the Executive Board. Mr. Macaulay has served on the board of directors of Dresser-Rand Group, Inc. since October 2004, Glencore Xstrata since April 2011 and Weatherford International Ltd. since May 1998.

John Mogford is a Managing Director of First Reserve, which he joined in 2009. Mr. Mogford’s responsibilities at First Reserve include providing direct operational support and guidance to First Reserve’s portfolio company executives as well as strategic advice to First Reserve investment teams. Prior to joining First Reserve, Mr. Mogford spent 32 years at BP in various roles, including Executive Vice President for Refining, Head of Refining at BP plc, and Chief Operating Officer of Refining sub-segment of BP plc. Mr. Mogford served as a Member of the BP Executive Management Team, and was also one of ten members of BP’s Executive Committee. Mr. Mogford has been a Non-Executive Director of The Weir Group PLC since June 2008 and Midstates Petroleum Company, Inc. since March 2011. Mr. Mogford holds a Bachelor of Engineering from Sheffield University and is a Fellow of the Institute of Mechanical Engineers. He has also received business qualifications from INSEAD and Stanford Universities.

Jeffrey K. Quake is a Managing Director of First Reserve, which he joined in 2005. His responsibilities at First Reserve include investment origination, structuring, execution, monitoring and exit strategy, with particular emphasis on the global equipment manufacturing and services sector. Prior to joining First Reserve, Mr. Quake was a member of the investment team at J.P. Morgan’s private equity fund for five years. Prior to J.P. Morgan, he was a member of the Corporate Finance team at Lehman Brothers, Inc. Mr. Quake currently serves on the board of directors for AFGlobal Corporation, Brand Energy and Infrastructure Services and Utility Services Associates, LLC. Mr. Quake holds a Bachelor of Arts from Williams College and a Master of Business Administration from Harvard Business School.

Dod E. Wales is a Director of First Reserve, which he joined in 2004. His responsibilities at First Reserve range from investment origination, structuring, execution, monitoring and exit strategy, with particular focus on the global equipment, manufacturing and services sector. Prior to joining First Reserve, Mr. Wales spent three years as a member of the investment banking team at Credit Suisse First Boston in the Distressed Finance and Restructuring Group. Mr. Wales holds a Bachelor of Arts in History from Stanford University.

Peter Bartolotta joined CHC Helicopter in July 2012. Prior to joining us, Mr. Bartolotta worked for Lenovo Corporation, where he most recently served as Senior Vice President of Lenovo Global Services. Prior to Lenovo, Mr. Bartolotta led NCR Corporation’s Global Retail Product Management function; was Vice President, Operations and Six Sigma, for AlliedSignal’s Turbocharging Systems business; led operations for AlliedSignal’s Honeywell avionics business; and held positions at IBM Corporation including director and site manager of operations for IBM’s personal-computer manufacturing facility. Mr. Bartolotta holds a Master of Business Administration from the University of Texas at Austin and a Bachelor of Science in Chemistry from the State University of New York at Binghamton.

Joan S. Hooper was appointed Senior Vice President and Chief Financial Officer in October 2011. Previously she led finance organizations for Dell’s Global Public and Americas business units, and also oversaw corporate finance and was the chief accounting officer for the Company. Before Dell, Ms. Hooper was executive vice president and CFO of FreeMarkets, a provider of procurement tools and services, which she helped take public in 1999. At AT&T, she held a variety of senior finance positions, including Vice President, Finance, for the Business Services and Consumer Products business units. A finance graduate from Creighton University, Ms. Hooper holds a Master of Business Administration from Northwestern University’s Kellogg Graduate School of Management. She has earned public and management accounting certifications.

Michael J. O’Neill was appointed Chief Legal Officer on February 15, 2011. Previously, Mr. O’Neill served as Senior Vice President and General Counsel for the Lenovo Group, the global personal computer maker, where he was responsible for all legal, contracts, government affairs and security. In addition to his work with the Lenovo Group, Mr. O’Neill was the General Counsel for international practices for Howrey Simon Arnold & White, LLP, where he was responsible for the legal and administrative matters of the firm outside of the United States. Mr. O’Neill earned his Juris Doctor and Master of Business Administration (Finance) from the University of Baltimore after completing his Bachelor of Arts in Business Administration/Economics from Belmont Abbey College. Mr. O’Neill also completed George Washington University’s Postgraduate Master’s Program in Government and Technology Contracting and Duke University’s Postgraduate Corporate Counsels Program.

Michael Summers joined us in 2010 after spending the past 29 years as both a Senior Human Resources executive and consultant in Human Resources functions. Mr. Summers has 15 years of experience in Senior Human Resources positions with Fortune 500 corporations and as a member of the senior executive teams, worked as an active contributor to the business performance by providing effective organizational design, leadership acquisition and development, and human resource strategies well integrated with business objectives. During his time working with clients such as Celanese, Dell Computer, Allied Signal, Nabisco Brands, Quaker Oats and Newport News Shipbuilding, Mr. Summers provided insight to business leadership on executive development, assessment and organization design, and talent management strategies, while influencing successful organizational change efforts resulting in significant business improvements in the areas of productivity, operating expense reduction, customer focus and market strategy, and lower labor costs. Mr. Summers received his Bachelor of Science in Industrial Psychology from Fairmont State College and completed his Master of Science in Industrial Relations from West Virginia University.

Composition of the Board of Directors after this Offering

Our memorandum and articles of association provide that our board of directors will consist of such number of directors as may from time to time be fixed by our board of directors, but may not be more than or fewer than the minimum number permitted by Cayman Islands law, which is one. So long as First Reserve continues to beneficially own at least 5% of the total voting power of the shares eligible to vote in the election of our board of directors, we will agree to nominate individuals designated by our financial sponsor for election as our directors as specified in our shareholders’ agreement and our financial sponsor must consent to any change to the number of our directors. Each director will serve until our next annual meeting and until his or her successor is duly elected and qualifies or until the director’s earlier death, resignation or removal. For a description of our board of directors and our financial sponsor’s right to require us to nominate its designees, see “Description of Share Capital” and “Certain Relationships and Related Person Transactions—Shareholders’ Agreement.”

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:

•	Mr. Amelio—our board of directors considered Mr. Amelio’s extensive familiarity with our business and the breadth of knowledge and management experience obtained while working with several leading corporations.

•

Mr. Kalman—our board of directors considered Mr. Kalman’s extensive experience in accounting, auditing and financial reporting for global enterprises, including serving as chairman of public company audit committees, executive leadership experience and experience in strategic planning for international businesses, each of which provides depth to our audit committee and to our board as a whole. Mr. Kalman has also served on multiple public and private company boards of directors, providing valuable expertise in matters of corporate governance.

•	Mr. Lewis—our board of directors considered Mr. Lewis’s extensive experience resulting from his tenure as a senior vice president of Halliburton, his directorship experience and his knowledge of the oil and gas services industries.

•	Mr. Macaulay—our board of directors considered Mr. Macaulay’s extensive international business and private equity experience, particularly in the manufacturing, equipment and services sectors, as well as in view of his familiarity with and control over First Reserve, one of our controlling shareholders.

•	Mr. Quake—our board of directors considered Mr. Quake’s depth and breadth of success serving as a Managing Director of First Reserve, as well as his extensive private equity and investment banking background resulting from his experience with J.P. Morgan and Lehman Brothers, Inc.

•	Mr. Mogford—our board of directors considered Mr. Mogford’s experience advising portfolio company executives while serving as a Managing Director of First Reserve, his 32 years of executive experience with BP, as well as his role as Non-Executive Director of The Weir Group PLC.

•	Mr. Wales—our board of directors considered Mr. Wales’s tenure as Director of First Reserve, his expertise in finance, experience investing in the energy industry and experience in the manufacturing, equipment and services sectors.

Controlled Company Exception

After the completion of this offering, funds affiliated with First Reserve who are party to the shareholders’ agreement will continue to beneficially own ordinary shares representing more than 50% of the voting power of our ordinary shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under the NYSE corporate governance standards, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that, within one year of the date of the listing of our ordinary shares (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following this offering, we intend to utilize these exemptions. As a result, following this offering, the majority of our directors will not be independent and we will not have an audit committee, a nominating and corporate governance committee or a compensation committee that is comprised entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the NYSE, we will be required to comply with these provisions within the transition periods specified in the NYSE corporate governance rules.

Committees of the Board of Directors

Prior to the completion of this offering, our board of directors will establish an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Safety and Compliance Committee.

Audit Committee

Upon the completion of this offering, we expect to have an Audit Committee, consisting of Messrs. Kalman, Lewis and Wales, with Mr. Kalman serving as chair. Our board of directors determined that Messrs. Kalman and Lewis qualify as independent directors under NYSE corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. Our board of directors also determined that, despite Mr. Kalman’s service on the audit committees of three other public companies, such simultaneous service will not impair Mr. Kalman to serve on our Audit Committee. The purpose of the Audit Committee will be to assist our board of directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the selection of our independent registered public accounting firm, (4) the independent registered public accounting firm’s qualifications and independence and (5) the performance of the independent registered public accounting firm. The Audit Committee will also be responsible for preparing the Audit Committee report that is included in our annual proxy statement.

Compensation Committee

Upon the completion of this offering, we expect to have a Compensation Committee, consisting of Messrs. Kalman, Lewis, Mogford and Quake, with Mr. Mogford serving as chair. The Compensation Committee will be responsible for approving, administering and interpreting our compensation and benefit policies, including our executive officer incentive programs. It will review and make recommendations to our board of directors to ensure that our compensation and benefit policies are consistent with our compensation philosophy and corporate governance guidelines. The Compensation Committee will also be responsible for establishing the compensation of our executive officers.

We do not anticipate any interlocking relationships between any member of our compensation committee and any of our executive officers that would require disclosure under the applicable rules promulgated under federal securities laws.

Nominating and Corporate Governance Committee

Upon the completion of this offering, we expect to have a Nominating and Corporate Governance Committee, consisting of Messrs. Kalman, Quake, Lewis and Macaulay, with Mr. Macaulay serving as chair. The purpose of the Nominating and Corporate Governance Committee will be to oversee our governance policies, nominate directors (other than Sponsor Directors (as defined herein)) for election by shareholders, recommend committee chairpersons and, in consultation with the committee chairpersons, recommend directors for membership on the committees of the board. In addition, the Nominating and Corporate Governance Committee will assist our board of directors with the development of our Corporate Governance Guidelines.

Safety and Compliance Committee

Upon the completion of this offering, we expect to have a Safety and Compliance Committee, consisting of Messrs. Lewis, Amelio and Mogford, with Mr. Lewis serving as chair. The purpose of the Safety and Compliance Committee will be to provide global oversight and support of the implementation and effectiveness of our safety and compliance risk-management procedures, policies, programs and initiatives.

Board Compensation

With the exception of Messrs. Kalman and Lewis, the members of our board of directors do not receive compensation in their capacity as directors or members of the board of managers. In their capacities as outside members of our board of directors, Messrs. Kalman and Lewis are entitled to an annual retainer of $90,000 payable in arrears; an annual restricted stock unit grant with a value of $125,000, vesting in full after one year of service and additional committee chair and committee membership fees, as applicable. For his service on the board for two years since February 2012, Mr. Lewis will be entitled to receive $40,000 per year as retainer (such retainer to be pro-rated for the second year of service through the date of payment) and meeting fees equal to $2,500 per meeting, to a maximum of $10,000 per year. For such service, Mr. Lewis will also be entitled to receive two restricted stock unit, or RSU, grants, each with respect to 153,846.15 RSUs. Each RSU will vest in equal annual installments over a three year period, the first of which began on February 2, 2013, and the second of which will begin on February 2, 2014. Such RSUs will be settled on the earlier to occur of (i) June 18, 2017 (with respect to the first grant) and February 2, 2018 (with respect to the second grant) and (ii) the date of a Change in Control (as defined in the 2011 MEP).

Our chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. The vice president of internal audit will report functionally and administratively to our chief financial officer and directly to the audit committee. We believe that the board of directors’ leadership structure provides appropriate risk oversight of our activities.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of the compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures regarding our current plans, considerations, expectations and determinations regarding future compensation programs. Our future compensation programs could differ materially from those summarized in this discussion and analysis.

Compensation Philosophy

The primary objectives of our executive compensation program are to attract and retain talented executives to effectively manage and lead our company and create value for our shareholders. The compensation packages for our named executive officers generally include a base salary, performance-based annual cash awards, equity-based awards and other benefits.

The discussion below includes a review of our compensation decisions with respect to our 2013 fiscal year, which ended on April 30, 2013. Our named executive officers for fiscal 2013 were:

•	William Amelio, President and Chief Executive Officer;

•	Peter Bartolotta, President and Chief Operating Officer, Helicopter Services;

•	Joan S. Hooper, Senior Vice President and Chief Financial Officer;

•	Michael O’Neill, Senior Vice President, Chief Legal Officer; and

•	Michael Summers, Senior Vice President, Human Resources.

Compensation Determination Process

Our current compensation program for our named executive officers has been designed based on our view that the various components of executive compensation should be set at levels that are necessary, within reasonable parameters, to successfully attract and retain skilled executives and that are fair and equitable in light of market practices. In setting an individual named executive officer’s initial compensation package and the relative allocation among different elements of compensation, we consider the nature of the position being filled, the scope of associated responsibilities, the individual’s prior experience and skills and the individual’s compensation expectations, as well as the compensation of existing executive officers at our company and our general impressions of prevailing conditions in the market for executive talent.

During fiscal 2013, our compensation programs were overseen by the board of directors of CHC Cayman, the “Compensation Committee.” Following its establishment in September 2011, the Compensation Committee has overseen our executive compensation programs and our overall compensation philosophy, including program design principles, budgeting and executive benchmarking. The Compensation Committee has established an annual review process for reviewing executive compensation levels, benchmarks and budgets. Base salaries are typically reviewed in April and adjustments are effective in May of each year. Financial goals under our annual Short Term Incentive Plan, or the “Bonus Plan,” are reviewed and established in April of each year for the following fiscal year. The determination of payouts under our Bonus Plan typically happens in June each year following the end of the fiscal year with payouts generally occurring in July. The Compensation Committee will utilize external compensation consultants periodically to review both the external and internal position of our executives and all aspects of their compensation. In addition, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in Compensation Committee meetings. The Chief Executive Officer may not participate in or be present during any deliberations or final determinations of the Compensation Committee regarding his compensation. During fiscal

2013, the Compensation Committee reviewed and approved the expansion of the short term performance based incentive plan to include all managers effective for fiscal 2014.

Elements of Compensation

Base Salaries

Base salaries are intended to provide a fixed level of compensation sufficient to attract and retain an effective management team when considered in combination with other components of our executive compensation program. We believe that the base salary element is required to provide our named executive officers with a stable income stream that is commensurate with their responsibilities and competitive market conditions. Annual base salaries are established on the basis of market conditions at the time we hire an executive officer. Any subsequent modifications to annual base salaries are influenced by the performance of the executive and by significant changes in market conditions. The Compensation Committee will review base salary modification recommendations made by the Chief Executive Officer with respect to all named executive officers other than himself on an annual basis.

The annual base salaries for our named executive officers during fiscal 2013 were as follows:

Named Executive Officer	Fiscal 2013 Annual Base Salary(1) (US $)
William J. Amelio	$764,475
Joan S. Hooper	$485,800
Peter Bartolotta	$475,000
Michael J. O’Neill	$460,800
Michael Summers	$460,800

(1)	Effective January 1, 2013, other than Mr. Amelio whose base salary had already included a car allowance, the base salaries for our named executive officers also include any car allowances. The table above shows base salaries inclusive of any car allowances as if such allowances have been included as of May 1, 2012.

Performance-Based Annual Cash Awards

Our named executive officers (and other employees), other than Mr. Amelio, are generally eligible for performance-based annual cash awards under our Bonus Plan. The Bonus Plan is intended to provide a measure of management performance against annual targets, the results of which form the basis for the calculation of the Bonus Plan incentive awards. The Bonus Plan’s guiding objectives and principles are as follows:

•	provide focus and clarify business objectives, specific priorities and financial targets;

•	link the behavior and actions of senior management to the interests of shareholders by providing incentive awards for performance to and beyond our financial targets;

•	provide a certain amount of discretion to the employee’s manager to differentiate incentive compensation based on an individual’s performance; and

•	remain competitive with executive compensation practices so as to attract and retain competent and professional management.

The purposes of the Bonus Plan are (1) focusing employees on our key annual financial goals, (2) encouraging top performance at all levels (corporate, business unit and individual levels) and (3) providing competitive rewards when performance is strong.

Our Bonus Plan has been designed such that it is composed of a target bonus which is based on our annual financial performance and other strategic objectives, including safety performance. In this respect, each named executive officer is provided a target award based on a percentage of annual base salary. The actual amounts paid under the Bonus Plan are linked to our performance in relation to both corporate financial and individual performance factors. Actual bonus awards under our Bonus Plan may range from zero to a maximum payout of three times such target bonus award, based upon achievement of specified performance metrics; provided that our EBITDAR (as defined below) for fiscal 2013 must be at least 85% of the established EBITDAR target for any bonus awards to be paid. The key annual financial goals set forth in the 2013 Bonus Plan were based on measures of (a) earnings before interest, taxes, depreciation, amortization, and rent (leases), or EBITDAR, (b) cash flow excluding EBITDAR (and certain other exclusions), or Free Cash Flow, (c) a safety component and (d) individual modifiers.

Under our Bonus Plan that was in effect for fiscal 2013 and that is in effect for fiscal 2014, our named executive officers are eligible for a target Bonus Plan award reflected in the table below based on our achievement of annual EBITDAR targets, performance objectives with safety, Free Cash Flow and permanent investment of cash by First Reserve for our use (“First Reserve Equity”), applicable for fiscal 2013 only, metrics considered and individual objectives also considered. The target bonus amount for a named executive officer under the 2013 Bonus Plan is calculated as a percentage of such named executive officer’s annual base salary. The plan is a modifier plan whereby each metric has an assigned modifier scale linked to achievement against that metric’s target. The financial goal based on EBITDAR is subject to a threshold achievement of 85% of the target goal (90% achievement for 2014), and the payout ranges from 0.20x to 2.0x (and from 0.50x to 2.0x for 2014) depending on actual achievement; the Safety metric caps at 1.0x, and for 2013 the additional executive corporate financial factors are a combined modifier, with each weighted 50% (Free Cash Flow and First Reserve Equity) (for 2014, there is no First Reserve Equity modifier, but free cash flow remains a modifier with a range of 0.9x to 1.2x). The individual performance modifier ranges from 0x to 1.25x. For fiscal 2013, the corresponding payout amount as determined by the level of EBITDAR, free cash flow, First Reserve Equity, and safety modifiers at fiscal year-end was then multiplied by the named executive officer’s individual performance modifier set out in the below table to calculate the actual performance-based annual cash awards earned under the Bonus Plan. The actual bonus paid for fiscal 2013 may be more or less than the target bonus amount; however, any bonus payment will be subject to the maximum limit provided by the 2013 Bonus Plan, which is three hundred percent (300%) of the target bonus amount.

Named Executive Officer	Target Percentage of fiscal 2013 base salary	Individual Performance Modifier for Fiscal 2013
William J. Amelio(1)	100%	2.0
Joan S. Hooper	85%	1.25
Peter Bartolotta	85%	1.09
Michael J. O’Neill	85%	1.25
Michael Summers	85%	1.25

(1)	The fiscal 2013 performance-based bonus for Mr. Amelio generally follows the same corporate financial goals and terms as the other named executive officers to be paid under the 2013 Bonus Plan except subject to additional review and metrics as set forth by the board of directors of CHC Cayman (maximum remains up to 300% of target).

For fiscal 2013, our EBITDAR target based on the consolidated results of our subsidiary, 6922767 Holding S.à r.l. was approximately $486 million and the actual operating performance of 6922767 Holding S.à r.l. was approximately $484.7 million and after review by the board of directors of CHC Cayman of this result and the closeness to budget, an adjusted corresponding EBITDAR payout percentage of 100% was granted. The safety metric was held at 1.0x with no reduction. The additional 2013 Bonus Plan metrics achieved are as follows: the cash flow target for fiscal 2013 was approximately $(637.0) million and our actual performance was approximately $(628.1) million, and the First Reserve equity (permanent) metric target for fiscal 2013 was $30.0 million, and our actual performance was $0 million. These achievements resulted in a corresponding 2013 Bonus Plan payout percentage of 111%. This payout percentage was achieved as follows: EBITDAR was determined to have been satisfied at target (or 100%); this was then multiplied by a factor 1.0x for the safety metric; and the result was again multiplied by the sum of the cash flow achievement and the First Reserve Equity achievement (each multiplied by 50%), resulting in an achievement percentage based on corporate goals of 111%. This result was then multiplied by the individual performance multiplier as provided in the table above and again by each executive’s eligible earnings to achieve the actual bonus award for each individual listed. Based on our actual performance for fiscal 2013, the named executive officers received a performance-based annual cash award under our Bonus Plan in the amount shown in the table below.

Named Executive Officer	Total Fiscal 2013 Performance- Based Bonus Award
William J. Amelio	$1,654,857
Joan S. Hooper	$563,045
Peter Bartolotta	$413,714
Michael J. O’Neill	$533,630
Michael Summers	$533,630

Long-Term Incentive Compensation

To date we have issued long-term incentive compensation to our named executive officers under the CHC Cayman 2011 Management Equity Plan, or the 2011 MEP. The board of directors of CHC Cayman adopted the 2011 MEP to be effective as of November 21, 2011. See “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal 2013 Table—Equity Plans—2011 Management Equity Plan” for a description of the material terms of this plan. In the future, we expect to issue long-term incentive compensation pursuant to our 2013 Omnibus Incentive Plan. See “—Proposed Compensation 2013 Incentive Plan.”

Other Compensation

We also provide various other benefits to our named executive officers that are intended to be part of a competitive compensation program. These benefits include the following:

•	We provide matching contributions under our 401(k) plan of up to 4% of eligible base salary, subject to Internal Revenue Service limitations, to all eligible executives. This plan is a tax-qualified retirement plan and is extended to all eligible U.S. employees.

•	We have a Canadian defined contribution pension plan, pursuant to which we make matching contributions of up to 6% of employee contributions, subject to Canadian tax legislation limitations.

•	Annual automobile allowances were paid to eligible Canadian and U.S. employees prior to January 1, 2013. Subsequently, automobile allowances have been included in the base salaries of employees.

•	Tax return preparation services are provided by Deloitte Canada to certain executives, if they chose to utilize this service. Tax returns are processed in the U.S. and Canada as required by legislation in each country.

•	Tax equalization payments are made for certain executives as a result of their employment in Canada. Returns are filed in the U.S. and Canada with respective tax liabilities resulting from employment in Canada. We pay the executive’s Canadian taxes, and the executive is responsible for paying his or her U.S. taxes.

•	We reimburse our employees for certain expenses, such as relocation costs and certain business expenses.

We believe that these benefits are comparable to those offered by other companies that compete with us for executive talent.

Payments Upon Termination or Change in Control

We currently have an employment agreement with each of our named executive officers. Pursuant to the terms of these employment agreements, each of our named executive officers is entitled to receive certain payments and benefits in connection with certain terminations of his or her employment with us, the terms of which are described below under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal 2013 Table—Employment Agreements” and “—Potential Payments Upon Termination or Change in Control.” We believe that these benefits are valuable as they address the valid concern that it may be difficult for these named executive officers to find comparable employment in a short period of time in the event of termination.

Fiscal 2014 compensation decisions

As described under “Performance-Based Annual Cash Awards” above, our Bonus Plan was revised for fiscal 2014 to (i) remove the First Reserve Equity modifier, (ii) increase the EBITDAR threshold from 85% to 90%, and (iii) reduce the percentage of target EBITDAR necessary to achieve maximum payout from 140% to 120% of target.

Executive compensation

The following tables provide information on compensation for the services of the named executive officers for fiscal 2013.

Summary Compensation Table—Fiscal Year 2013

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our named executive officers, for services rendered to us during the fiscal year ended on April 30, 2011, 2012 and 2013. The amounts in the table for Mr. Amelio were converted from Canadian dollars based on the exchange rate in effect on April 30, 2013 of one Canadian dollar being equivalent to $0.9929 U.S. dollars.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)(2)
William J. Amelio,	2013	764,298	—		1,654,857	47,171	2,466,326
President and Chief Executive	2012	765,491	—		2,250,000	795,293	3,810,784
Officer	2011	562,500	540,000	(4)	—	272,130	1,374,630

Joan S. Hooper,	2013	478,739	—		563,045	50,254	1,092,038
Senior Vice President and Chief	2012	255,769	150,000	(1)	265,819	34,094	705,682
Financial Officer	—	—	—		—	—	—

Peter Bartolotta,	2013	401,923	500,000	(1)	413,714	—	1,315,637
President and Chief Operating	—	—	—		—	—	—
Officer, Helicopter Services	—	—	—		—	—	—

Michael J. O’Neill,	2013	453,739	—		533,630	18,964	1,006,333
Senior Vice President, Chief Legal Officer	2012	450,000	—		547,453	49,197	1,046,650
	2011	112,500	—		—	6,825	119,325

Michael Summers,	2013	453,739	—		533,630	31,074	1,018,443
Senior Vice President, Human	2012	460,346	—		547,453	77,899	1,085,698
Resources	2011	262,500	223,125	(4)	—	34,760	520,385

(1)	This amount represents a signing bonus paid pursuant to the terms of the named executive officer’s employment agreement.

(2)	This amount represents fiscal 2013 performance-based bonuses paid under the Bonus Plan for Ms. Hooper and Messrs. Amelio, Bartolotta, Summers and O’Neill. Further details on the fiscal 2013 performance-based bonuses paid under the Bonus Plan are described in “—Performance-Based Annual Cash Awards” above and the “Grants of Plan-Based Awards-Fiscal Year 2013” table below.
(3)	The amount for fiscal 2013 consists of the following (note that certain of the amounts set forth in the table below have been converted from Canadian dollars based on the exchange rate in effect on April 30, 2013 of one Canadian dollar being equivalent to $0.9929 U.S. dollars):

Named Executive Officer	Car allowance (a)	Company contributions to the Canada Pension Plan	Tax equalization payments	Tax preparation fees	Employer matching contributions to 401(k) plan
William J. Amelio	$—	$23,318	—	$23,853	—
Joan S. Hooper	$7,061	—	$29,098	$3,962	$10,133
Peter Bartolotta	—	—	—	—	—
Michael J. O’Neill	$7,061	—	$7,511	$2,196	$2,196
Michael Summers	$7,061	—	$14,440	$2,402	$7,171

(a)	On January 1, 2013, other than Mr. Amelio whose base salary had already included a car allowance, the car allowances were included as part of the gross salaries.
(4)	These amounts represent guaranteed bonus payments pursuant to the terms of employment agreements.

Grants of Plan-Based Awards—Fiscal Year 2013

The following table provides supplemental information relating to grants of plan-based awards to help explain information provided above in our Summary Compensation Table. The amounts in the table for Mr. Amelio were converted from Canadian dollars based on the exchange rate in effect on April 30, 2013 of one Canadian dollar being equivalent to $0.9929 U.S. dollars.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Grant Date	Date of Compensation Committee Approval	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)(6)	All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(5)
William Amelio, President and Chief Executive Officer	—	—	152,895	764,475	2,293,425	—	—	—	—	—		—	—
Joan S. Hooper, Senior Vice President and Chief Financial Officer	—	—	82,586	412,930	1,238,790	—	—	—	—	—		—	—
Peter Bartolotta,	11/15/12	11/15/12	—	—	—	—	—	—	—	2,742,200	(2)	0.6515	—
President and Chief	11/15/12	11/15/12	—	—	—	—	—	—	—	4,113,200	(3)	0.6515	—
Operating Officer,	11/15/12	11/15/12	—	—	—	—	—	—	—	2,860,473	(4)	0.6515	—
Helicopter Services	12/18/12	11/15/12	—	—	—	—	—	—	132,040	—		—	—
	—	—	67,292	336,458	1,009,375	—	—	—	—	—		—	—
Michael O’Neill, Senior Vice President, Legal	—	—	78,336	391,680	1,175,040	—	—	—	—	—		—	—
Michael Summers, Senior Vice President, Human Resources	—	—	78,336	391,680	1,175,040	—	—	—	—	—		—	—

(1)

Each named executive officer was eligible to earn a fiscal 2013 performance-based bonus pursuant to his or her employment agreement and, in the case of Ms. Hooper and Messrs. Bartolotta, Summers and O’Neill, as implemented under the Bonus Plan as discussed in “—Performance-Based Annual Cash Awards” and “—Employment Agreements.” The performance bonus for each named executive officer was based on attaining a fiscal 2013 EBITDAR target of approximately $486 million, a target fiscal 2013 cash flow target of approximately $(637) million and individual performance objectives. The named executive officers were eligible to earn a performance bonus upon the attainment of 85% of the fiscal 2013 Adjusted EBITDAR target goal and could earn up to a maximum amount of 2 times his or her respective target, in the case of Ms. Hooper and Messrs. Bartolotta, Summers and O’Neill. Mr. Bartolotta’s performance bonus was subject to pro-ration, based on his days of service during the fiscal year. These threshold and maximum limits mirrored our approach for our non-executive annual bonus plan. Our actual EBITDAR with certain board approved adjustments was approximately $486 million and actual cash flow was approximately $(628) million and therefore the bonus amounts were accrued and are reported above in the “—Performance-Based Annual Cash Awards” and “—Summary Compensation Table-Fiscal Year 2013.”
(2)	These options are referred to as time and performance options and vest in four equal annual installments of twenty-five percent (25%) beginning on the first anniversary of the grant date, subject to the named executive officer’s continued service with us and an Exit Event occurring, and include acceleration of vesting, that is generally as described above under “—Long-Term Incentive Compensation”.
(3)	These options are referred to as Type I performance options and vest in up to three tranches, each equal to one-third of the total award of the option, upon the achievement of an Exit Event or Final Exit Event which results in an Exit Value, at the time of the applicable Exit Event or Final Exit Event, equal to or in excess of: (1) the Equity Investment; (2) 2.0 times the Adjusted Equity Investment; and (3) 2.5 times the Adjusted Equity Investment (as such terms are defined in the 2011 MEP).
(4)	These options are referred to as Type II performance options were granted on November 15, 2012 and vest in up to two tranches, each equal to one-half of the total award of the Performance Option, upon the achievement of an Exit Event or Final Exit Event which results in an Exit Value equal to or in excess of: (i) 2.0 times the Adjusted Equity Investment; and (ii) 2.5 times the Adjusted Equity Investment.
(5)	In accordance with applicable SEC rules, this column shows the aggregate grant date fair value of the stock options and restricted stock units granted to the named executive officers during fiscal 2013 and are further described in the “Outstanding Equity Awards at 2013 Fiscal Year-End” table and “—2011 Management Equity Plan—Equity Plans” below. The incremental grant date fair value for these options represented above is zero as we have determined it is not probable that the performance condition(s) of the performance and time and performance options will be met. The grant date value for the restricted stock units is also zero because, as referenced in footnote (6) below, the named executive officers provided cash consideration such that there is no compensation expense for these restricted stock units. For additional information on the valuation assumptions, refer to Note 19, “Stock Based Compensation,” to our consolidated financial statements for the fiscal year ended April 30, 2013, in this prospectus.
(6)	These restricted stock units were awarded to the named executive officers in recognition of the premium paid for the ordinary shares and are further described in the “Outstanding Equity Awards at 2013 Fiscal Year-End” table and “—2011 Management Equity Plan-Equity Plans” below.

Narrative Disclosure to Summary Compensation Table and Grants of

Plan-Based Awards in Fiscal 2013 Table

Employment Agreements

William J. Amelio

Heli-One Canada entered into an employment agreement with Mr. Amelio, dated as of July 15, 2010, whereby Mr. Amelio serves as the President and Chief Executive Officer of CHC Helicopter S.à r.l. and its direct and indirect subsidiaries, the “CHC Group”. Mr. Amelio’s employment agreement has an indefinite term which commenced on August 10, 2010, subject to the right of Heli-One Canada or Mr. Amelio to terminate the employment agreement in accordance with its terms. Pursuant to the terms of his employment agreement, Mr. Amelio’s annual base salary was originally set at $750,000, which Heli-One Canada will review at the end of each fiscal year and will maintain or increase such annual base salary as the Board of Managers of CHC Helicopter S.à r.l. may determine in its discretion. Additionally, Mr. Amelio is eligible to participate in the Bonus Plan, pursuant to which he is entitled to earn an annual incentive bonus of up to 100% of his base salary if he meets, or up to 300% of his base salary if he exceeds, certain quantitative and qualitative performance targets as set by the Board of Managers of CHC Helicopter S.à r.l. If Mr. Amelio is an employee of Heli-One Canada at the end of a fiscal year, he will be eligible to collect any annual incentive bonus with respect to such fiscal year even if he ceases to be an employee prior to the date on which the annual incentive bonus is paid. Under the agreement, Mr. Amelio is also eligible to receive relocation cash payments and reimbursements upon his relocation to Metro Vancouver or a proximate area in the State of Washington.

Pursuant to the terms of the employment agreement, Mr. Amelio is also entitled to participate in Heli-One Canada’s defined contribution plan and all employee insurance and other benefit plans as may be provided by Heli-One Canada to its executive employees. In addition, for each calendar year during which Mr. Amelio is subject to Canadian tax as a result of income arising out of his employment agreement, Heli-One Canada will pay for the services of a tax professional to prepare Mr. Amelio’s U.S. and Canadian tax returns and to manage any audit with respect to such returns. For each calendar year during which Mr. Amelio is subject to Canadian or other non-U.S. tax as a result of income arising under his employment agreement, Heli-One Canada will pay the costs of tax equalization. The agreement also required Mr. Amelio to purchase $2,000,000 of ordinary shares of 6622767 Holding (Cayman) Inc. no later than August 10, 2010 (which Mr. Amelio satisfied). Heli-One Canada advanced $500,000 to Mr. Amelio as a loan to assist him with the purchase of these shares, with a term of two years and interest at the Canadian Prescribed rate as determined by the Income Tax Act (Canada) payable annually. $250,000 of the principal balance of this loan has now been repaid by Mr. Amelio and the remaining $250,000 of the principal balance of this loan was forgiven by Heli-One and is included under the column “All Other Compensation” in the Summary Compensation Table above for fiscal year 2012.

If Mr. Amelio’s employment is terminated: (1) by Heli-One Canada other than for Cause; (2) by him for Good Reason; (3) upon Mr. Amelio’s death or Permanent Disability (as defined in Mr. Amelio’s employment agreement); or (4) if during the 180-day period following a Change of Control (as these terms are defined in Mr. Amelio’s employment agreement), (i) Mr. Amelio’s employment is terminated by Heli-One Canada other than for Cause or (ii) Mr. Amelio is required to perform his principal duties at a location that is more than 150 kilometers from the location at which he performed his duties immediately before the Change of Control (a “CIC Constructive Termination”), subject to signing a general release of claims (except in the event of his Permanent Disability or death), he will be entitled to, in addition to certain accrued amounts:

•	a lump sum payment in an amount equal to 12 months of his base salary (18 months, in the event that Mr. Amelio’s employment is terminated by Heli-One Canada other than for Cause, Permanent Disability or death within two years of Mr. Amelio relocating to the Metro Vancouver area or a proximate area in Washington State);

•	subject to the terms and conditions of the applicable benefit plan(s), continuation of his medical and insurance benefits for 12 months, except that Heli-One Canada shall not be required to provide Mr. Amelio and his eligible dependents with medical insurance coverage as long as they are receiving comparable medical insurance coverage from another employer; and

•	a pro-rated annual cash bonus based on the average of the bonuses earned in each of the previous two years.

The employment agreement provides for Mr. Amelio to be indemnified under certain circumstances, however, if Mr. Amelio’s employment has been terminated by Heli-One Canada for Cause, Heli-One Canada will have no obligation to indemnify Mr. Amelio for any claim arising out of the matter for which his employment was terminated.

In the event it is determined that any payment or distribution by Heli-One Canada or its affiliates to or for the benefit of Mr. Amelio would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, or any interest or penalties are incurred by Mr. Amelio with respect to such excise tax, then Mr. Amelio would be entitled to receive a gross-up payment that fully reimburses him for such excise taxes. Mr. Amelio has agreed to prospectively waive the right to tax gross-up payments contingent upon the completion of, and from and after, this offering.

Pursuant to the terms of his employment agreement, Mr. Amelio is subject to the following covenants: (1) a covenant not to disclose confidential information while employed and at all times thereafter; (2) a covenant not to compete for a period of twelve months following his termination of employment for any reason; and (3) a covenant not to solicit employees or customers for a period of twelve months following his termination of employment for any reason. In the event Mr. Amelio breaches any of the foregoing restrictive covenants, Heli-One Canada will have no obligation to make the termination payments described above and where such payments have already been made, Mr. Amelio agrees to reimburse Heli-One Canada for the amount paid.

Joan S. Hooper

Heli-One American Support, LLC, or Heli-One, entered into an employment agreement with Ms. Hooper, dated as of September 26, 2011, whereby Ms. Hooper serves as the Senior Vice President, Chief Financial Officer for the CHC Group. Ms. Hooper’s employment agreement has an indefinite term which commenced on October 3, 2011, subject to the right of Heli-One or Ms. Hooper to terminate the employment agreement in accordance with its terms. Ms. Hooper’s annual base salary under the employment agreement was originally set at $475,000, which Heli-One will review from time to time and may, in its sole discretion, consider it for increase (but not decrease, other than a decrease generally applicable to other similarly situated executives). Additionally, Ms. Hooper is eligible to participate in the SIP and the Bonus Plan, pursuant to which she is eligible to earn a target annual incentive bonus of 85% of her base salary subject to the attainment of certain performance thresholds. Under the agreement, Ms. Hooper was also eligible to receive a five percent (5%) management promotion (which are options and restricted share grants) under the 2011 MEP. Until January 1, 2013, Heli-One provided Ms. Hooper with an automobile allowance of $10,800 per year and paid all reasonable operating costs for the use of the vehicle. Pursuant to the terms of the employment agreement, Ms. Hooper is entitled to participate in Heli-One’s defined contribution plan and all employee insurance and other benefit plans as is provided from time to time by Heli-One to other similarly-situated executive employees. Ms. Hooper received a sign-on bonus of $150,000 upon the commencement of her employment. Ms. Hooper will be entitled to the benefits of Heli-One’s Tax Equalization Policy as it exists from time to time.

If Ms. Hooper’s employment is terminated: (1) by Heli-One other than for Cause, death, or Total Disability or (2) by her for Good Reason (as these terms are defined in Ms. Hooper’s employment agreement), subject to signing a general release of claims, she is entitled to, in addition to certain accrued amounts:

•	a lump sum payment in an amount equal to 12 months of her base salary;

•	payment on Ms. Hooper’s behalf of the applicable premium for health care continuation coverage pursuant to COBRA for a period of 12 months or until she ceases to be eligible for COBRA continuation coverage, if earlier; and

•	a pro-rated annual cash bonus based on the average of the bonuses earned in each of the previous two years under the Bonus Plan (except if she is employed for less than two years, such bonus will be the previous year’s bonus or if she is employed for less than one year, such bonus will be the target bonus).

The employment agreement provides for Ms. Hooper to be indemnified under certain circumstances.

Pursuant to the terms of her employment agreement, Ms. Hooper is subject to the following covenants: (1) a covenant not to disclose confidential information while employed and at all times thereafter; (2) a covenant not to compete for a period of 12 months following her termination of employment for any reason; and (3) a covenant not to solicit employees or customers for a period of 12 months following her termination of employment for any reason. In the event Ms. Hooper breaches any of the foregoing restrictive covenants, Heli-One will have no obligation to make the termination payments described above and where such payments have already been made, Ms. Hooper agrees to reimburse Heli-One for the amount paid.

Peter Bartolotta

Heli-One entered into an employment agreement with Mr. Bartolotta, dated as of June 24, 2012, whereby Mr. Bartolotta serves as our President and Chief Operating Officer of Helicopter Services. Mr. Bartolotta’s employment agreement has an indefinite term which commenced on July 1, 2012, subject to the right of Heli-One or Mr. Bartolotta to terminate the employment agreement in accordance with its terms. Mr. Bartolotta’s annual base salary under the employment agreement was originally set at $475,000, which Heli-One will review at the end of each fiscal year and will maintain or increase such annual base salary for the following year to such amount as the President and Chief Executive Officer in consultation with the Compensation Committee may determine in its discretion (during the first year of Mr. Bartolotta’s employment, such review will occur in connection with the mid-year review process), and he is eligible to participate in the Bonus Plan and the 2011

MEP. Mr. Bartolotta received a sign-on bonus of $500,000 upon commencement of his employment. Pursuant to the terms of the employment agreement, Mr. Bartolotta is entitled to participate in Heli-One’s defined contribution plan and all employee insurance and other benefit plans as is provided by Heli-One to its executive employees.

If Mr. Bartolotta’s employment is terminated: (1) by Heli-One other than for Cause, or (2) by him for Good Reason (as these terms are defined in Mr. Bartolotta’s employment agreement), subject to signing a general release of claims, he is entitled to, in addition to certain accrued amounts:

•	a lump sum payment in an amount equal to 12 months of his base salary;

•	subject to the terms and conditions of the applicable benefit plan(s), continuation of his medical and insurance benefits for 12 months, except that Heli-One will not be required to provide Mr. Bartolotta and his eligible dependents with medical insurance coverage as long as they are receiving comparable medical insurance coverage from another employer; and

•	a pro-rated annual cash bonus based on the average of the bonuses earned in each of the previous two years under the Bonus Plan (except if he is employed for less than two years, such bonus will be the previous year’s bonus or if he is employed for less than one year, such bonus will be the target bonus).

The employment agreement provides for Mr. Bartolotta to be indemnified under certain circumstances.

Pursuant to the terms of his employment agreement, Mr. Bartolotta is subject to the following covenants: (1) a covenant not to disclose confidential information while employed and at all times thereafter; (2) a covenant not to compete for a period of 12 months following his termination of employment for any reason; and (3) a covenant not to solicit employees or customers for a period of 12 months following his termination of employment for any reason. In the event Mr. Bartolotta breaches any of the foregoing restrictive covenants, Heli-One will have no obligation to make the termination payments described above and where such payments have already been made, Mr. Bartolotta agrees to reimburse Heli-One for the amount paid.

Michael J. O’Neill

Heli-One entered into an employment agreement with Mr. O’Neill, dated as of February 2, 2011, whereby Mr. O’Neill serves as the Senior Vice President, Chief Legal Officer of the CHC Group. Mr. O’Neill’s employment agreement has an indefinite term which commenced on February 2, 2011, subject to the right of Heli-One or Mr. O’Neill to terminate the employment agreement in accordance with its terms. Mr. O’Neill’s annual base salary under the employment agreement was originally set at $450,000, which Heli-One will review at the end of each fiscal year and will maintain or increase such annual base salary for the following year to such amount as the President and Chief Executive Officer in consultation with the Compensation Committee may determine in its discretion, and he is eligible to participate in the Bonus Plan and the SIP. Until January 1, 2013, Heli-One provided Mr. O’Neill with an automobile allowance of $900 per month and paid all reasonable operating costs for the use of the vehicle. Pursuant to the terms of the employment agreement, Mr. O’Neill is entitled to participate in Heli-One’s defined contribution plan and all employee insurance and other benefit plans as is provided by Heli-One to its executive employees.

If Mr. O’Neill’s employment is terminated: (1) by Heli-One other than for Cause, (2) by him for Good Reason, or (3) upon his death or permanent disability (as these terms are defined in Mr. O’Neill’s employment agreement), subject to signing a general release of claims, he is entitled to, in addition to certain accrued amounts:

•	a lump sum payment in an amount equal to 12 months of his base salary;

•	subject to the terms and conditions of the applicable benefit plan(s), continuation of his medical and insurance benefits for 12 months, except that Heli-One will not be required to provide Mr. O’Neill and his eligible dependents with medical insurance coverage as long as they are receiving comparable medical insurance coverage from another employer; and

•	a pro-rated annual cash bonus based on the average of the bonuses earned in each of the previous two years under the Bonus Plan (except if he is employed for less than two years, such bonus will be the previous year’s bonus or if he is employed for less than one year, such bonus will be the target bonus).

The employment agreement provides for Mr. O’Neill to be indemnified under certain circumstances, however, if Mr. O’Neill’s employment has been terminated by Heli-One for Cause, Heli-One will have no obligation to indemnify Mr. O’Neill for any claim arising out of the matter for which his employment was terminated.

Pursuant to the terms of his employment agreement, Mr. O’Neill is subject to the following covenants: (1) a covenant not to disclose confidential information while employed and at all times thereafter; (2) a covenant not to compete for a period of 12 months following his termination of employment for any reason; and (3) a covenant not to solicit employees or customers for a period of 12 months following his termination of employment for any reason. In the event Mr. O’Neill breaches any of the foregoing restrictive covenants, Heli-One will have no obligation to make the termination payments described above and where such payments have already been made, Mr. O’Neill agrees to reimburse Heli-One for the amount paid.

Michael Summers

Heli-One entered into an employment agreement with Mr. Summers, dated as of October 4, 2010, which was amended and restated as of January 5, 2012, whereby Mr. Summers serves as the Senior Vice President, Human Resources of the CHC Group. The employment agreement is also supplemented by an employment offer letter from Heli-One to Mr. Summers, dated October 26, 2010. Mr. Summers’s employment agreement has an indefinite term which commenced on October 4, 2010, subject to the right of Heli-One or Mr. Summers to terminate the employment agreement in accordance with its terms. Mr. Summers’s annual base salary under the employment agreement is $450,000, which Heli-One will review at the end of each fiscal year and will maintain or increase such annual base salary for the following year to such amount as the President and Chief Executive Officer in consultation with the Compensation Committee may determine in its discretion. Additionally, Mr. Summers is eligible to participate in the SIP, the 2011 MEP and the Bonus Plan, pursuant to which he is eligible to earn an annual target performance bonus of 85% of his base salary if certain corporate performance targets are attained. Until January 1, 2013, Heli-One provided Mr. Summers with an automobile allowance of $900 per month and paid all reasonable operating costs for the use of the vehicle. Pursuant to the terms of the employment agreement, Mr. Summers is entitled to participate in Heli-One’s defined contribution plan, supplemental pension plan, and all employee insurance and other benefit plans as is provided by Heli-One to its executive employees. Further, Mr. Summers is entitled to be provided tax preparation assistance and tax equalization payments in accordance with Heli-One’s Tax Equalization Policy.

If Mr. Summers’s employment is terminated: (1) by Heli-One other than for Cause, (2) by him for Good Reason, or (3) upon his death or permanent disability (as these terms are defined in Mr. Summers’s employment agreement), subject to signing a general release of claims, he is entitled to, in addition to certain accrued amounts:

•	a lump sum payment in an amount equal to 12 months of his base salary;

•	subject to the terms and conditions of the applicable benefit plan(s), continuation of his medical and insurance benefits for 12 months, except that Heli-One will not be required to provide Mr. Summers and his eligible dependents with medical insurance coverage as long as they are receiving comparable medical insurance coverage from another employer; and

•	a pro-rated annual cash bonus based on the average of the bonuses earned in each of the previous two years under the Bonus Plan (except if he is employed for less than two years, such bonus will be the previous year’s bonus or if he is employed for less than one year, such bonus will be the target bonus).

The employment agreement provides for Mr. Summers to be indemnified under certain circumstances, however, if Mr. Summers’s employment has been terminated by CHC for Cause, CHC will have no obligation to indemnify Mr. Summers for any claim arising out of the matter for which his employment was terminated.

Pursuant to the terms of his employment agreement, Mr. Summers is subject to the following covenants: (1) a covenant not to disclose confidential information while employed and at all times thereafter; (2) a covenant not to compete for a period of 12 months following his termination of employment for any reason; and (3) a covenant not to solicit employees or customers for a period of 12 months following his termination of employment for any reason. In the event Mr. Summers breaches any of the foregoing restrictive covenants, Heli-One will have no obligation to make the termination payments described above and where such payments have already been made, Mr. Summers agrees to reimburse Heli-One for the amount paid.

Proposed Compensation

Compensation Study and Proposal

Our Compensation Committee retained Frederic W. Cook & Co., Inc., an independent compensation consulting firm, or FW Cook, to advise on executive compensation in connection with this offering. In connection with its representation, FW Cook made recommendations to the Compensation Committee with respect to executive compensation to be effective upon and following the initial public offering.

Peer Companies and Benchmarking

FW Cook used benchmarking of executive compensation as a way of gauging whether compensation levels would be competitive with other similar companies to ours with which we compete for personnel. Additionally, benchmarking provides guideposts, which our Board uses to determine the size, mix and components of executive compensation.

FW Cook developed a group of comparable publicly-traded companies based on such factors as revenue, EBITDA, number of employees, enterprise value and market capitalization and, to the extent possible, industry similarity, that we believe provides a meaningful cross-section from which to benchmark executive compensation. FW Cook also, to the extent possible, included companies in the peer group with which the Company believes that it may compete for personnel.

The companies identified for benchmark comparison for purposes of determining compensation of our named executive officers upon and following our initial public offering were:

Peer Group
• Air Methods	• Oceaneering Int.
• Atwood Oceanics	• Oil States International
• Bristow Group	• PHI
• Diamond Offshore Drilling	• Rowan Companies
• Ensco	• Seacor Hld
• Helix Energy Sol.	• Superior Energy Svcs.
• Noble Energy	• Tidewater

In connection with and effective upon the closing of this offering, we intend to enter into new employment agreements with each of our named executive officers, including our President and Chief Executive Officer, in order to provide for consistency among the executive team and to bring certain elements of compensation more in line with those of our peer public companies.

Revised Employment Agreement for Mr. Amelio

In the case of our President and Chief Executive Officer, Mr. Amelio’s revised agreement provides for an increase in annual base salary to $875,000 and annual bonus levels consistent with Mr. Amelio’s prior agreement, as well as for continuation of existing levels of benefits and perquisites.

In the event of his termination of employment within 24 months immediately following a change in control by us without cause (other than due to death or disability) or by him for good reason, and subject to Mr. Amelio’s execution, delivery and non-revocation of a release of claims (as well as his continued compliance with certain restrictive covenants), Mr. Amelio will become eligible to receive:

•	severance benefits in a lump sum equivalent to 2.5 times the sum of his annual base salary plus his annual target bonus;

•	continued medical, dental and vision coverage for up to 18 months for himself and any covered dependents; and

•	treatment of outstanding equity awards that generally provides for full vesting of time-based awards (including performance-based awards that converted to time-based awards at the time of the change in control).

In the event that benefits received by Mr. Amelio in connection a change in control would otherwise exceed the limit of Section 280G of the Internal Revenue Code with respect to the deductibility of compensation, and become subject to the related excise tax on such amounts under Section 4999 of the Internal Revenue Code, Mr. Amelio will be eligible to receive the total amount of such benefits, or such lesser amount as results in a higher net after-tax position for him, as determined by the independent accounting firm engaged to perform audit services for the company immediately preceding the change in control.

In the case of a termination of Mr. Amelio’s employment by us without cause (other than due to death or disability), Mr. Amelio will be eligible to receive, subject to Mr. Amelio’s execution, delivery and non-revocation of a release of claims (as well as his continued compliance with certain restrictive covenants):

•	18-months of base salary, payable in installments;

•	a pro-rata annual bonus for the fiscal year in which his termination occurs based on his period of service and actual Company performance;

•	continued medical, dental and vision coverage for up to 18 months for himself and any covered dependents; and

•	continued vesting of the time-based restricted stock unit awards granted to him in connection with our initial public offering.

In order to provide for an orderly succession and transition plan for senior management, in the case of a voluntary termination by Mr. Amelio more than one year after our initial public offering, but before the second anniversary of our initial public offering, and in consideration of his agreement to provide transition support to his successor for a period of time (or a transition termination), Mr. Amelio will be eligible to receive, subject to Mr. Amelio’s execution, delivery and non-revocation of a release of claims (as well as his continued compliance with certain restrictive covenants):

•	six months of base salary, payable in installments;

•	continued medical, dental and vision coverage for up to 12 months for himself and his eligible dependents;

•	a pro-rated annual bonus for the fiscal year in which his termination occurs based on his period of service and actual Company performance; and

•	treatment of outstanding equity awards that generally provides for continued vesting of time-based awards, pro-rata vesting of performance-based awards subject to a relative total shareholder return metric, and up to ten years from the date of the initial public offering to achieve price hurdles under performance-based awards with such hurdles.

In the case of Mr. Amelio’s death or total disability prior to any other termination event, we will arrange for the provision of additional insurance coverage that will provide benefits or payments in amounts that he would have received in the event of a termination without cause. In addition, Mr. Amelio’s equity will be treated the same as if he terminated employment under circumstances that qualified as a transition termination.

Revised Employment Agreements for Ms. Hooper, Messrs. Barlotta, O’Neill and Summers

We have entered into new employment agreements with each of Ms. Hooper and Messrs. Barlotta, O’Neill and Summers in connection with and effective upon our initial public offering. Under these agreements, these executives will continue to receive the same levels of base pay and annual bonus targets and maximums, consistent with their existing arrangements, as well as continued benefits and perquisites at existing levels.

In the case of each such executive, in the event of his or her termination of employment within 24 months following a change in our control not for cause, or for good reason, and subject to execution, delivery and non-revocation of a release of claims (including restrictive covenants), each will become eligible to receive:

•	severance benefits in a lump sum equivalent to two times the sum of annual base salary plus annual target bonus;

•	continued medical, dental and vision coverage for up to 18 months for himself or herself and any covered dependents; and

•	treatment of outstanding equity awards that generally provides for full vesting of time-based awards (including performance-based awards subject to a relative total shareholder return metric that converted to time-based awards at the time of the change in control).

In the event that benefits received by any of these executives in connection a change in control would otherwise exceed the limit of Section 280G with respect to the deductibility of compensation, and become subject to the related excise tax on such amounts under Section 4999 of the Code, the executive will be eligible to receive the total amount of such benefits, or such lesser amount as results in a higher net after-tax position for him or her, as determined by the independent accounting firm engaged to perform audit services for the company immediately preceding the change in control.

In the case of a not for Cause termination of Ms. Hooper, or Messrs. Barlotta, O’Neill or Summers by the Company, subject to the execution, delivery and non-revocation of a release of claims (as well as continued compliance with certain restrictive covenants) each will be eligible to receive:

•	12-months of base salary, payable in installments;

•	a pro-rata bonus based on service during that fiscal year and actual Company performance;

•	up to 18 months of continued medical, dental and vision coverage for him or herself and any covered dependents; and

•	continued vesting of the time-based restricted stock unit awards granted in connection with our initial public offering.

In order to provide for an orderly succession and transition plan for senior management, in the case of a voluntary termination of any of the named executive officers no less than six months after a transition termination by Mr. Amelio, and in consideration for an agreement to provide transition support to his or her successor for a period of time, each such named executive officer will be eligible to receive subject to the execution, delivery and non-revocation of a release of claims (as well as continued compliance with certain restrictive covenants):

•	six months of base salary, payable in installments;

•	continued medical, dental and vision coverage for up to 12 months for him or herself and any eligible dependents;

•	a pro-rated annual bonus for the fiscal year in which the termination occurs based on his period of service and actual Company performance; and

•	treatment of outstanding equity awards that generally provides for continued vesting of time-based awards, pro-rata vesting of performance-based awards subject to a relative total shareholder return metric, and up to ten years from the date of the initial public offering to achieve price hurdles under performance-based awards with such hurdles.

In the case of the named executive officer’s death or total disability prior to any other termination event, we will arrange for the provision of additional insurance coverage that will provide benefits or payments in amounts that he would have received in the event of termination without cause. In addition, outstanding equity will be treated the same as if the executive terminated employment under circumstances that qualified as a transition termination.

IPO Date Equity-Based Awards

At the time of this offering, a select group of our management team (as determined by our Compensation Committee after taking into account the recommendations of our Chief Executive Officer) will receive long-term equity incentives, or Founders’ Grants, to be issued under the 2013 Incentive Plan. The members of our management team who will receive such grants will include most of our executive officers and others. Two-thirds of the value of each Founders’ Grant will be comprised of time-based stock options, and the remaining one-third will be comprised of time-based restricted share units, or RSUs. Subject to the recipient’s continued service with the Company through each applicable vesting date, one-third of each of the Founders’ Grant stock options and the Founders’ Grant RSUs will vest on each one-year anniversary following our initial public offering. Founders’ Grant stock options and Founders’ Grant RSUs will be subject to vesting acceleration if, within 24 months following a “change in control” in which the stock options and RSUs are assumed, continued or substituted for by the acquiring or surviving entity, the recipient’s employment is terminated by us without cause or by the recipient for good reason. Each of the Founders’ Grant stock options and Founders’ Grant RSUs will continue to vest on the originally scheduled vesting dates (subject to continued compliance with post-employment restrictive covenants through each originally scheduled vesting date) in the event of the recipient’s termination of employment by the recipient due to retirement, death, disability and a Transition Termination (defined above). Founders’ Grant RSUs will continue to vest on the originally scheduled vesting dates (subject to continued compliance with post-employment restrictive covenants through each originally scheduled vesting date) in the event of the recipient’s termination by us without cause. Vested Founders’ Grant stock options will continue to be exercisable for an extended period of time in the event of the recipient’s death or disability, the recipient’s retirement or Transition Termination, the recipient’s termination by us without cause, or the recipient’s resignation for good reason within 24 months following a “change in control”. In the event of a “change in control” in which the Founders’ Grants stock options and RSUs are not assumed, continued or substituted for by the acquiring or surviving entity, then such equity-based awards will vest in full. The Founders’ Grant RSUs will be entitled to dividend equivalent rights, with such rights held in reserve and reinvested in restricted share units until payout.

In addition to Founders’ Grants, all vice presidents and more senior officers and certain director-level employees selected based on the recommendations of our management team will also receive annual equity awards under the 2013 Incentive Plan. The first of such annual awards, or First Annual Awards, will be granted at the time of this offering, with others to be granted in subsequent fiscal years. All First Annual Awards granted to director-level recipients will be comprised of time-based RSUs. First Annual Awards granted to all other employee recipients will consist of the following: (1) one third of the value of each First Annual Award will be comprised of time-based stock options; (2) another third of the value will be comprised of time-based RSUs; and (3) the remaining third of the value will be comprised of performance-based RSUs. The terms of the First Annual Award stock options and the First Annual Award time-based RSUs will be the same as those of the Founders’ Grant stock options and the Founders’ Grant RSUs, except that the First Annual Award time-based RSUs will be forfeited in the event of the recipient’s termination by us without cause. Subject to the recipient’s continued service with the Company through such date, the vesting of the First Annual Award performance-based RSUs will be determined following the third anniversary following their grant date based on a percentage of the performance target achieved as of the conclusion of the performance period. The performance target will be determined based on relative total shareholder return in comparison with companies comprising the S&P 500 Energy Index. Depending on the percentage of the performance target achieved, actual shares underlying the First Annual Award performance-based RSUs may range from 0% to 200% of the target award. The vesting of such RSUs will be accelerated if (1) such RSUs are not assumed, continued or substituted for by the acquiring or surviving entity or (2) the recipient’s employment is terminated by us without cause or by the recipient for good reason within 24 months of the “change in control.” In the event of the recipient’s termination of employment due to death or disability, the vesting of each of the First Annual Award performance-based RSUs will be in a pro-rata amount of the target award based on the time elapsed as of the termination and the remaining performance-based RSUs will be forfeited. In the event of the recipient’s termination of employment by the recipient due to retirement, the First Annual Award performance-based RSUs will remain outstanding through the end of the performance period (or, in the event of a change in control before the end of the performance period, through the third anniversary of the grant date) and a pro-rata portion of the performance-based RSUs shall vest based on the time elapsed as of the date of termination (subject to continued compliance with post-employment restrictive covenants during such remaining period) and based on actual performance during the performance period. Upon a “change in control,” the First Annual Award performance-based RSUs will be converted into time-based RSUs. In the event of a “change in control” prior to the date that is eighteen (18) months following the commencement of the performance period, in lieu of the performance vesting a number of RSUs equal to the target number of RSUs will vest, subject to the recipient’s continued employment, on the third anniversary of the grant date. In the event of a “change in control” on or after the date that is eighteen (18) months following the commencement of the performance period, then in lieu of the performance vesting, a number of RSUs equal to the number that would have vested based on actual performance between the date the RSUs were granted to the recipient through and including the date of the change in control will vest, subject to the recipient’s continued employment, on the third anniversary of the grant date.

The following table illustrates the dollar values of Founders’ Grants and First Annual Awards for each of our named executive officers, which will be translated into a number of Founders’ Grant stock options and Founders’ Grant RSUs, on the one hand, and a number of First Annual Award stock options and First Annual Award RSUs, on the other hand, (in the proportions set forth above) by taking such dollar amount and dividing it by the per share “fair value” that will be used for reporting the compensation expense associated with the grant under applicable accounting guidance, which “fair value” will be based in part on the per share price to public in this offering on the cover page of this prospectus:

Name	Founders’ Grant Dollar Value	First Annual Award Dollar Value
William Amelio	$3,594,720	$3,750,000
Peter Bartolotta	$1,026,230	$1,000,000
Joan Hooper	165,475	$1,000,000
Michael O’Neill	$733,891	$700,000
Michael Summers	$733,891	$700,000

Conversion of Existing Long-Term Incentives in CHC Cayman

Executives subject to U.S. Income Taxes. In connection with our initial public offering, our named executive officers who are subject to U.S. income taxes have been provided the opportunity to (i) exchange their time and performance options in CHC Cayman, or T&P Options, for time-based restricted shares in CHC Group Ltd., or Time-Based RSAs, and (ii) exchange their Type I performance options and Type II performance options, to the extent applicable (the “Performance Options”) for performance-based restricted shares in CHC Group Ltd., or Performance-Based RSAs. This right will be effected in two separate steps: first, exchanging the options (whether T&P Options, Type I performance options or Type II performance options) for restricted shares in CHC Cayman (“CaymanCo Restricted Shares”); and second, exchanging their CaymanCo restricted shares for restricted shares in CHC Group Ltd.

Each holder of T&P Options that participates in both exchanges will receive 0.0087125 time-based restricted shares in CHC Group Ltd. for each T&P Option held. The number of Performance-Based RSAs will vary by tranche based on the future in-the-money value that would have been derived upon attaining the specified return hurdles for the Performance Options (at approximately $40.00, $53.62 and $67.02 per share).

Subject to the executive’s continued employment through each applicable vesting date, Time-Based RSAs will vest as follows: 1/3 of the Time-Based RSAs will vest on the date that is 6 months following the date of grant; an additional 1/3 of the Time-Based RSAs will vest on the date that is 18 months following the date of grant and the remaining 1/3 of the Time-Based RSAs will vest on the date that is 30 months following the date of grant.

Subject to the executive’s continued employment through each applicable vesting date, Performance-Based RSAs will be divided into three (3) tranches as described above, each of which will vest based on the achievement of a stock price hurdle (based on a 20 day trading average) that ties to a current return hurdle in the outstanding Performance Options being cancelled (approximately $40.00, $53.62 and $67.02). Notwithstanding the foregoing, subject to the executive’s continued employment through the applicable vesting date, if the stock price (based on a 20 day trading average) reaches $60.00, one-half of the Performance-Based RSAs that would have vested upon our stock achieving a $60.00 per share value will vest. However, for each of our named executive officers, if, in connection with a change in control, the per ordinary share consideration to be received in such transaction falls between one of the price hurdles described above, a portion of the restricted shares held by the executive that would have vested at $53.62, $60.00 and/or $67.02, as applicable, shall vest at the percentage derived from a fraction, the numerator of which is the per ordinary share consideration minus $40.00 and the denominator of which is $53.62, $60.00 and $67.02, as applicable, minus $40.00.

Once Time-Based RSAs (or time-based CaymanCo Restricted Shares, as applicable) have vested, there will be no transfer restrictions on such shares (other than as described below). Once Performance-Based RSAs (or performance-based CaymanCo Restricted Shares, as applicable) have vested, such shares will remain subject to transfer restrictions and will only be transferable on a pro-rata basis as and when CaymanCo sells CHC Group Ltd. ordinary shares and distributes the proceeds to funds affiliated with First Reserve.

In connection with the vesting of both the Time-Based RSAs (or time-based CaymanCo Restricted Shares, as applicable), and the Performance-Based RSAs (or performance-based CaymanCo Restricted Shares, as applicable) executives will need to satisfy their related tax withholding obligations. In order to satisfy such obligations, among other things, executives will (i) be permitted to use a net settlement mechanism to satisfy the full amount of their tax withholding obligations or (ii) be permitted to deliver ordinary shares of CHC Group Ltd. (or Ordinary B shares of CaymanCo, as applicable) held by the executive (which are fully vested and not subject to any pledge or other security interest).

Upon a termination of employment for any reason, unvested restricted shares (or CaymanCo Restricted Shares, as applicable) will be cancelled as of the date of termination; provided, however, that if the executive’s employment is terminated (x) by us without Cause (as defined in the 2011 MEP) or (y) due to death or disability, in each case, any Time-Based RSAs (or time-based CaymanCo Restricted Shares, as applicable) that remain outstanding and unvested will vest, but once vested, such shares will remain subject to transfer restrictions and will only be transferable on the dates that such shares would have otherwise vested had the executive remained employed through each applicable vesting date (other than as needed to satisfy the executive’s related tax withholding obligations).

The CaymanCo Restricted Shares will be subject to the terms and conditions of the 2011 MEP and the Time-Based RSAs and Performance-Based RSAs will be subject to the terms and conditions of our 2013 Incentive Plan.

Equity Plans

2011 Management Equity Plan

The board of directors of our parent, CHC Cayman, adopted the 2011 MEP in November 2011, and subsequently amended and restated the 2011 MEP on December 16, 2013. The following description of the 2011 MEP is not complete and is qualified by reference to the full text of the plan which is attached as Exhibit 10.7. The 2011 MEP is designed to provide eligible employees a proprietary interest in us and thereby encourage such employees to perform the duties of their employment to the best of their abilities and to devote their business time and efforts to increase the value of CHC Helicopter S.A., or CHC S.A., and to facilitate a successful public offering or other disposition of the shares or other economic interests in CHC S.A. The 2011 MEP is also intended to assist CHC Cayman and its affiliates in attracting and retaining individuals with superior experience and ability.

The 2011 MEP authorizes the Designated Committee to grant time- and performance-based stock options to purchase ordinary shares, the Time and Performance Options, performance-based stock options to purchase ordinary shares, the Performance Options and, together with the Time and Performance Options, the “Options,” and RSUs to employees, directors or consultants of CHC Cayman and its affiliates.

Options. Unless otherwise provided in an award agreement, the Time and Performance Options vest in four equal annual installments of 25% beginning on the first anniversary of the effective date of the stock option agreement. Notwithstanding the foregoing, all unvested Time and Performance Options will vest immediately in the event of the funds and the investors receiving aggregate distributions from us in an amount equal to the Equity Investment, or immediately prior to a Change in Control (as such terms are defined in the 2011 MEP). However, these options will only be exercisable in the event of an Exit Event or Final Exit Event, as the case may be, which results in an Exit Value equal to or in excess of the Equity Investment, as at the time of the applicable event (as such terms are defined in the 2011 MEP). The Type I Performance Options vest in up to three tranches, each equal to one-third of the total award of Performance Options, upon the achievement of an Exit Event or Final Exit Event which results in an Exit Value, at the time of the applicable Exit Event or Final Exit Event, equal to or in excess of: (1) the Equity Investment; (2) 2.0 times the Adjusted Equity Investment; and (3) 2.5 times the Adjusted Equity Investment (as such terms are defined in the 2011 MEP). The Type II Performance Options vest in up to two tranches each equal to one-half of the total award of Type II Performance Options, upon the achievement of an Exit Event or Final Exit Event which results in an Exit Value at the time of the applicable Exit Event or Final Exit Event, equal to or in excess of (1) 2.0 times the Adjusted Equity Investment and (2) 2.5 times the Adjusted Equity Investment. The exercise price for each ordinary share issuable under any Option will be determined by the Designated Committee, but in any event, will be no less than the fair value per ordinary share on the date of grant. The terms addressing the exercise period and the consequences of a termination of an option holder’s employment of the Options are generally the same as the terms provided under the SIP.

Restricted Stock Units. The Designated Committee may from time to time grant RSUs to participants in such number and on such terms and conditions consistent with the 2011 MEP, as the Designated Committee determines. Unless otherwise provided in an award agreement, RSUs will be vested on the date of grant and will generally be settled on the earlier to occur of (1) the fifth anniversary of the date of grant and (2) the date of a 409A Change of Control (as such term is defined in the 2011 MEP), the “Settlement Date.” If a participant’s employment terminates for any reason (other than by us for Cause or due to death) prior to the Settlement Date, the participant’s RSUs will continue to be eligible for settlement. In the event that an RSU holder dies prior to the Settlement Date, any RSUs credited to such participant’s account on the date of death will be settled and we will deliver the requisite number of ordinary shares issued from treasury to the participant’s personal representative as soon as practical following the Participant’s death. In the event that an RSU holder’s employment is terminated by us for Cause, all RSUs credited to his or her account will be forfeited and cancelled, and the participant will receive no compensation for such forfeiture and cancellation.

Buy-In Program. In order to participate in the 2011 MEP, the named executive officers were required to purchase ordinary shares of CHC Cayman at a premium. The named executive officers (other than Mr. Bartolotta)

purchased such shares pursuant to a Subscription Agreement dated December 30, 2011 between the named executive officer and CHC Cayman at a subscription price of $0.83 per share. At a later date, Mr. Bartolotta purchased his shares pursuant to a Subscription Agreement between himself and CHC Cayman at a subscription price of $0.83 per share. In recognition of the premium paid by such named executive officers, they each were awarded, pursuant to the 2011 MEP, RSUs. Each such named executive officer received an award of RSUs redeemable on settlement for a number of ordinary shares equal to 27.39% of the ordinary shares purchased by him or her above, rounded down to the nearest whole number.

Outstanding Equity Awards at 2013 Fiscal Year-End

The following table provides information regarding outstanding equity awards in CHC Cayman held by our named executive officers as of April 30, 2013. The number of securities underlying unexercised options and the option exercise prices listed below do not take into account certain adjustments to our capital structure that will take place immediately prior to our initial public offering that will have the effect of a 1-for-40 reverse stock split, which we refer to as the Effective Reverse Stock Split. After adjusting for the Effective Reverse Stock Split, the option exercise prices listed below would effectively be increased from $0.6515 to $26.06 and the numbers of securities underlying those options listed below would effectively be divided by 40, assuming in each case that these options had been converted into options for CHC Group Ltd. ordinary shares. However, it is expected that these options will be exchanged for restricted shares in CHC Group Ltd. immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. See “Executive Compensation—Proposed Compensation—Conversion of Existing Long-Term Incentives in CHC Cayman.”

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
William J. Amelio,	—	11,130,466	—	0.6515	12/30/21	(1)	—	—	—	—
President and Chief	—	16,452,900	—	0.6515	12/30/21	(2)	—	—	—	—
Executive Officer	—	6,992,500	—	0.6515	12/30/21	(3)	—	—	—	—
Joan S. Hooper,
Senior Vice President
and Chief Financial	—	2,782,610	—	0.6515	12/30/21	(1)	—	—	—	—
Officer	—	4,113,200	—	0.6515	12/30/21	(2)	—	—	—	—
Peter Bartolotta,
President and Chief	—	2,742,200	—	0.6515	6/24/22	(1)	—	—	—	—
Operating Officer,	—	4,113,200	—	0.6515	6/24/22	(2)	—	—	—	—
Helicopter Services	—	2,860,473	—	0.6515	6/24/22	(3)	—	—	—	—
Michael J. O’Neill,
Senior Vice President,	—	2,782,610	—	0.6515	12/30/21	(1)	—	—	—	—
Legal	—	4,113,200	—	0.6515	12/30/21	(2)	—	—	—	—
Michael Summers,
Senior Vice President,	—	2,782,610	—	0.6515	12/30/21	(1)	—	—	—	—
Human Resources	—	4,113,200	—	0.6515	12/30/21	(2)	—	—	—	—

(1)	These Time and Performance Options vest in four equal annual installments of twenty-five percent (25%) beginning on the first anniversary of the grant date and expire 10 years following the grant date. In addition, these options may become fully vested in the event of the funds and the investors receiving aggregate distributions from us in an amount equal to the Equity Investment, or immediately prior to a Change in Control.

(2)	These Type I Performance Options vest in up to three tranches, each equal to one-third of the total award of the Performance Option, upon the achievement of an Exit Event or Final Exit Event which results in an Exit Value, at the time of the applicable Exit Event or Final Exit Event, equal to or in excess of: (1) the Equity Investment; (2) 2.0 times the Adjusted Equity Investment; and (3) 2.5 times the Adjusted Equity Investment. These options expire 10 years following the grant date.
(3)	These Type II Performance Options vest in up to two tranches, each equal to one-half of the total award of the Performance Option, upon the achievement of an Exit Event or Final Exit Event which results in an Exit Value equal to or in excess of: (i) 2.0 times the Adjusted Equity Investment; and (ii) 2.5 times the Adjusted Equity Investment. These options expire 10 years following the grant date.

Option Exercises and Stock Vested—Fiscal Year 2013

None of our named executive officers had options that were exercised or stock that vested during the 2013 fiscal year.

Pension Benefits—Fiscal Year 2013

None of our named executive officers received any pension benefits in the 2013 fiscal year.

Non-Qualified Deferred Compensation—Fiscal Year 2013

The following table provides information regarding contributions, earnings and balances for our named executive officers relating to vested restricted share units that provide for the deferred issuance of our Ordinary B shares underlying restricted share units, or RSUs:

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)
(a)	(b)	(c)	(d)	(e)	(f)
Peter Bartolotta
Vested but Undelivered RSUs	$86,024	—	$6,404	—	$92,428
Joan S. Hooper
Vested but Undelivered RSUs	—	—	—	—	$23,107
Michael J. O’Neill
Vested but Undelivered RSUs	—	—	—	—	$23,107
Michael Summers
Vested but Undelivered RSUs	—	—	—	—	$46,214

(1)	This column represents restricted share units that were fully vested at grant. These RSUs were granted on December 18, 2012 and were fully vested at grant but will not be settled until the earlier of: (i) the fifth anniversary of the date of grant; and (ii) the date of a 409A Change of Control as described under “—2011 Management Equity Plan—Equity Plans.” Because there is no public market for our equity securities, the market value of the RSUs is not readily determinable. However, purely for purposes of completing the above table, the fair market value of an Ordinary B share as December 18, 2012 (the date on which the restricted share units were granted) is $0.6515.
(2)	The amount reported for Mr. Bartolotta reflects the increase in fair market value between December 18, 2012 with respect to his 132,040 vested RSUs reported in column (b). Because there is no public market for our equity securities, the market value of the RSUs is not readily determinable. However, purely for purposes of completing the above table, the increase in the fair market value of an Ordinary B share from December 18, 2012 and April 30, 2013 is $0.0485.

(3)	The amount reported for Ms. Hooper in column (f) reflects the value of 33,010 vested and undelivered RSUs all of which vested on December 30, 2011, the date of grant. The amount reported for Mr. Bartolotta in column (f) reflects the value of 132,040 vested and undelivered RSUs all of which vested on December 18, 2012 , the date of grant. The amount reported for Mr. O’Neill in column (f) reflects the value of 66,020 vested and undelivered RSUs all of which vested on December 30, 2011, the date of grant. The amount reported for Mr. Summers in column (f) reflects the value of 33,010 vested and undelivered RSUs all of which vested on December 30, 2011, the date of grant. For each of Ms. Hooper and Messrs. Bartolotta, O’Neill and Summers the RSUs were fully vested at grant but will not be settled until the earlier of: (i) the fifth anniversary of the date of grant; and (ii) the date of a 409A Change of Control as described under “—2011 Management Equity Plan—Equity Plans.” Because there is no public market for our equity securities, the market value of the RSUs is not readily determinable. However, purely for purposes of completing the above table, the fair market value of an Ordinary B share as of April 30, 2013 is $0.70.

Hypothetical Potential Payments Upon Termination or Change in Control

Each of our named executive officers is party to an employment agreement as described above under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in Fiscal 2013 Table—Employment Agreements.” Pursuant to these agreements, our named executive officers are entitled to certain severance payments and benefits and are subject to certain confidentiality, non-competition and non-solicitation provisions.

The following tables below provide estimates for compensation payable to each named executive officer under hypothetical termination of employment and change in control scenarios under our compensatory arrangements other than nondiscriminatory arrangements generally available to salaried employees. The amounts shown in the tables are estimates and assume the hypothetical involuntary termination or change in control occurred on April 30, 2013, the last day of fiscal 2013, applying the provisions of the agreements that were in effect as of such date. Due to the number of factors and assumptions that can affect the nature and amount of any benefits provided upon the events discussed below, any amounts paid or distributed upon an actual event may differ.

For purposes of the hypothetical payment estimates shown in the below table, some of the important assumptions were:

•	Executive’s rate of base salary as of April 30, 2013;

•	Cash severance as provided under the executive’s employment agreement in effect as of April 30, 2013;

•	A change in control occurring on April 30, 2013;

•	Termination of executive’s employment occurring on April 30, 2013;

•	April 30, 2013 share price of $0.70 per share;

•	Exchange rate in effect on April 30, 2013 of one Canadian dollar being equivalent to $0.9929 U.S. dollars; and

•	The executives’ employment agreements that were in effect as of April 30, 2013 were utilized.

Each of the columns in the table below show the total hypothetical payment estimate upon a specified event and the amounts in the columns should not be aggregated across the table.

Mr. Amelio

	Change in Control		Involuntary Termination (without cause); Death or Permanent Disability
Base Salary Continuation	—		$764,298	(1)
Bonus	—		$1,952,429	(2)
Continuation of Health Insurance Benefits	—		$12,063	(3)
Tax Gross-up	—		$—	(4)
Equity Acceleration	$539,828	(5)	—

Total	$539,828		$2,728,790

(1)	This amount represents a lump sum payment in an amount equal to 12 months of Mr. Amelio’s base salary. The lump sum payment would be equal to 18 months salary in the event that Mr. Amelio’s employment is terminated by Heli-One Canada other than for cause, permanent disability or death within two years of Mr. Amelio relocating to the Metro Vancouver area or a proximate area in Washington State.
(2)	This amount represents the average bonus earned in the two years preceding the year of termination.
(3)	This amount represents the value of continuation of medical and insurance benefits for 12 months.
(4)	In the event it is determined that any payment or distribution by Heli-One Canada or its affiliates to or for the benefit of Mr. Amelio would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, or any interest or penalties are incurred by Mr. Amelio with respect to such excise tax, then Mr. Amelio would be entitled to receive a gross-up payment that fully reimburses him for such excise taxes. Mr. Amelio has agreed to prospectively waive the right to tax gross-up payments contingent upon the completion of, and from and after, this offering.
(5)	This amount represents the value of partial accelerated vesting of Type I Performance Options on a change in control event, with the option acceleration value based on the assumed “spread” value.

Ms. Hooper

	Change in Control		Involuntary Termination (without cause or resignation by executive for good reason)
Base Salary Continuation	—		$485,800	(1)
Bonus	—		$414,432	(2)
Continuation of Health Insurance Benefits	—		$21,000	(3)
Equity Acceleration	$134,957	(4)	—

Total	$134,957		$921,232

(1)	This amount represents a lump sum payment in an amount equal to 12 months of Ms. Hooper’s base salary.
(2)	This amount represents the average bonus earned in the two years preceding the year of termination.
(3)	This amount represents the value of continuation of medical and insurance benefits for 12 months.
(4)	This amount represents the value of accelerated vesting of Type I Performance Options on a change in control event with the option acceleration value based on the “assumed spread” value.

Mr. Bartolotta

	Change in Control		Involuntary Termination (without cause or resignation by executive for good reason)
Base Salary Continuation	—		$475,000	(1)
Bonus	—		$206,857	(2)
Continuation of Health Insurance Benefits	—		$25,000	(3)
Equity Acceleration	$132,997	(4)	—

Total	$132,997		$706,857

(1)	This amount represents a lump sum payment in an amount equal to 12 months of Mr. Bartolotta’s base salary.
(2)	This amount represents the average bonus earned in the two years preceding the year of termination.
(3)	This amount represents the value of continuation of medical and insurance benefits for 12 months.
(4)	This amount represents the value of accelerated vesting of Type I Performance Options on a change in control event with the option acceleration value based on the “assumed spread” value.

Mr. O’Neill

	Change in Control		InvoluntaryTermination (without cause or resignation by executive for good reason); Death or Permanent Disability
Base Salary Continuation	—		$460,800	(1)
Bonus	—		$540,542	(2)
Continuation of Health Insurance Benefits	—		$14,000	(3)
Equity Acceleration	$134,957	(4)	—

Total	$134,957		$1,015,342

(1)	This amount represents a lump sum payment in an amount equal to 12 months of Mr. O’Neill’s base salary.
(2)	This amount represents the average bonus in the two years preceding the year of termination.
(3)	This amount represents the value of continuation of his medical and insurance benefits for 12 months.
(4)	This amount represents the value of accelerated vesting of Type I Performance Options on a change in control event with the option acceleration value based on the “assumed spread” value.

Mr. Summers

	Change in Control		Involuntary Termination (without cause or resignation by executive for good reason); Death or Permanent Disability
Base Salary Continuation	—		$460,800	(1)
Bonus	—		$540,542	(2)
Continuation of Health Insurance Benefits	—		$2,000	(3)
Equity Acceleration	$134,957	(4)	—

Total	$134,957		$1,003,342

(1)	This amount represents a lump sum payment in an amount equal to 12 months of Mr. Summers’s base salary.
(2)	This amount represents the average bonus earned in the two years preceding the year of termination.

(3)	This amount represents the value of continuation of his medical and insurance benefits for 12 months.
(4)	This amount represents the value of accelerated vesting of Type I Performance Options on a change in control event with the option acceleration value based on the “assumed spread” value.

2013 Incentive Plan

Our Compensation Committee retained FW Cook to advise on executive compensation in connection with this offering. In connection with this offering, our Board of Directors expects to adopt, and our shareholders expect to approve, the 2013 Incentive Plan prior to the completion of the offering. The following description of the 2013 Incentive Plan is not complete and is qualified by reference to the full text of the 2013 Incentive Plan, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Purpose. The purpose of the 2013 Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our ordinary shares, thereby strengthening their commitment to our welfare and aligning their interests with those of our shareholders.

Administration. The 2013 Incentive Plan will be administered by the compensation committee of our Board of Directors or such other committee of our Board of Directors to which it has delegated power, or if no such committee or subcommittee thereof exists, the Board of Directors, as applicable, the “Committee.” The Committee has the sole and plenary authority to establish the terms and conditions of any award consistent with the provisions of the 2013 Incentive Plan. The Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2013 Incentive Plan and any instrument or agreement relating to, or any award granted under, the 2013 Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee deems appropriate for the proper administration of the 2013 Incentive Plan; and to make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the 2013 Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the 2013 Incentive Plan. Any such allocation or delegation may be revoked by the Committee at any time. Unless otherwise expressly provided in the 2013 Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to the 2013 Incentive Plan or any award or any documents evidencing awards granted pursuant to the 2013 Incentive Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any holder or beneficiary of any award, and any of our shareholders.

Shares Subject to the 2013 Incentive Plan. The 2013 Incentive Plan provides that the total number of ordinary shares that may be issued under the 2013 Incentive Plan is 7,500,000. Of this amount, the maximum number of shares for which incentive stock options may be granted is 7,500,000; the maximum number of shares for which options or stock appreciation right may be granted to any individual participant during any single fiscal year is 1,000,000; the maximum number of shares for which performance compensation awards denominated in shares may be granted to any individual participant in respect of a single fiscal year is 500,000 (or if any such awards are settled in cash, the maximum amount may not exceed the fair market value of such shares on the last day of the performance period to which such award relates); the maximum number of ordinary shares granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, will not exceed $600,000 in total value; and the maximum amount that may be paid to any individual for a single fiscal year under a performance compensation award denominated in cash is $5,000,000. Except for substitute awards (as described below), in the event any award terminates, lapses, or is settled without the payment of the full number of shares subject to such award, including as a result of net settlement of the award or as a result of the award being settled in cash, the undelivered shares may be granted again under the 2013 Incentive Plan, unless the shares are surrendered after the termination of the 2013 Incentive Plan, and only if shareholder approval is not required under the then-applicable rules of the exchange on which the ordinary shares are listed. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as “substitute awards”), and such substitute awards will not be counted against the total number of shares that may be issued under the 2013 Incentive Plan, except that substitute awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above. No award may be granted under the 2013 Incentive Plan after the tenth anniversary of the effective date (as defined therein), but awards theretofore granted may extend beyond that date.

Options. The Committee may grant non-qualified stock options and incentive stock options, under the 2013 Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with the 2013 Incentive Plan; provided, that all stock options granted under the 2013 Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our ordinary shares underlying such stock options on the date an option is granted which in all cases will be equal to or in excess of the par or nominal value of such shares (other than in the case of options that are substitute awards, incentive stock options granted to certain individuals, and options granted to participants not subject to U.S. taxation), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the option is intended to qualify as an incentive stock option, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the 2013 Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of ordinary shares is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law (1) in cash or its equivalent at the time the stock option is exercised, (2) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee, or (3) by such other method as the Committee may permit in its sole discretion, including without limitation (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased, or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price and all applicable required withholding taxes provided, however, that in no event will shares be withheld at fair market value in excess of the statutory minimum withholding rate. Any fractional ordinary shares will be settled in cash.

Share Appreciation Rights. The Committee may grant share appreciation rights, with terms and conditions determined by the Committee that are not inconsistent with the 2013 Incentive Plan. Generally, each share appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the Committee) equal to the product of (i) the excess of (A) the fair market value on the exercise date of one ordinary share, over (B) the strike price per share, times (ii) the numbers of ordinary shares covered by the stock appreciation right. The strike price per share of a share appreciation right will be determined by the Committee at the time of grant but in no event may such amount be less than the fair market value of an ordinary share on the date the share appreciation right is granted (other than in the case of share appreciation rights granted in substitution of previously granted awards or granted to participants who are not subject to U.S. taxation). The Committee may in its sole discretion substitute, without the consent of the holder or beneficiary of such share appreciation rights, share appreciation rights settled in ordinary shares (or settled in shares or cash in the sole discretion of the Committee) for nonqualified stock options.

Restricted Shares and Restricted Share Units. The Committee may grant restricted ordinary shares or restricted share units, representing the right to receive, upon the expiration of the applicable restricted period, one ordinary share for each restricted share unit, or, in the sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted ordinary shares, subject to the other provisions of the 2013 Incentive Plan and the terms and conditions of the applicable award agreement, the holder will generally have the rights and privileges of a shareholder as to such restricted ordinary shares, including without limitation the right to vote such restricted ordinary shares (except, that if the lapsing of restrictions with respect to such restricted ordinary shares is contingent on satisfaction of performance conditions other than or in addition to the passage of time, any dividends payable on such restricted ordinary shares will be retained, and delivered without interest to the holder of such shares within 15 days following the date on which the restrictions on such shares lapse).

Other Share-Based Awards. The Committee may issue unrestricted ordinary shares, rights to receive grants of awards at a future date, or other awards denominated in ordinary shares (including, without limitation, performance shares or performance units) under the 2013 Incentive Plan, including performance-based awards, with terms and conditions determined by the Committee and set forth in an award agreement that are not inconsistent with the 2013 Incentive Plan.

Performance Compensation Awards. The Committee may also designate any award as a “performance compensation award” intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Committee also has the authority to make an award of a cash bonus to any participant and designate such award as a performance compensation award under the 2013 Incentive Plan. The Committee has sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals may be based on the attainment of specific levels of performance of the Company (and/or one or more affiliates, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing) and are limited to the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital), which may but are not required to be measured on a per share basis; (viii) earnings before or after interest, taxes, depreciation, amortization and/or rent (including EBIT, EBITDA and EBITDAR); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total shareholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other ‘value creation’ metrics; (xvii) inventory control; (xviii) enterprise value; (xix) sales; (xx) shareholder return; (xxi) client retention; (xxii) competitive market metrics; (xxiii) employee retention; (xxiv) timely completion of new product rollouts; (xxv) timely launch of new facilities; (xxvi) measurements related to a new purchasing “co-op”; (xxvii) objective measures of personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets); (xxviii) system-wide revenues; (xxix) royalty income; (xxx) comparisons of continuing operations to other operations; (xxxi) market share; (xxxii) cost of capital, debt leverage year-end cash position or book value; (xxxiii) strategic objectives, development of new product lines and related revenue, sales and margin targets, co-branding or international operations; or (xxxiv) any combination of the foregoing. Any one or more of the performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure our performance as a whole or any of our divisions or operational and/or business units, product lines, brands, business segments, administrative departments or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. Unless otherwise determined by the Committee at the time a performance compensation award is granted, the Committee will, during the first 90 days of a performance period (or, within any other maximum period allowed under Section 162(m) of the Code), or at any time thereafter to the extent the exercise of such authority at such time would not cause the performance compensation awards granted to any participant for such performance period to fail to qualify as “performance-based compensation” under Section 162(m) of the Code, specify adjustments or modifications to be made to the calculation of a performance goal for such performance period, based on and in order to appropriately reflect the following events: (1) asset write-downs; (2) litigation or claim judgments or settlements; (3) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (4) any reorganization and restructuring programs; (5) extraordinary nonrecurring items as described in Accounting Standards Codification Topic 225-20 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in our annual report to shareholders for the applicable year; (6) acquisitions or divestitures; (7) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (8) foreign exchange gains and losses; (9) discontinued operations and nonrecurring charges; and (10) a change in our fiscal year.

Following the completion of a performance period, the Committee will review and certify in writing whether, and to what extent, the performance goals for the performance period have been achieved and, if so, calculate and certify in writing that amount of the performance compensation awards earned for the period based upon the performance formula. In determining the actual amount of an individual participant’s performance compensation award for a performance period, the Committee has the discretion to reduce or eliminate the amount of the performance compensation award consistent with Section 162(m) of the Code. Unless otherwise provided in the applicable award agreement, the Committee does not have the discretion to (A) grant or provide payment in respect of performance compensation awards for a performance period if the performance goals for such performance period have not been attained, or (B) increase a performance compensation award above the applicable limitations set forth in the 2013 Incentive Plan.

Effect of Certain Events on 2013 Incentive Plan and Awards. In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, ordinary shares, other securities or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of our ordinary shares or other securities, issuance of warrants or other rights to acquire our ordinary shares or other securities, or other similar corporate transaction or event (including, without limitation, a change in control, as defined in the 2013 Incentive Plan) that affects the ordinary shares, or (b) unusual or nonrecurring events (including, without limitation, a change in control) affecting us, any affiliate, or the financial statements of us or any affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee must make any such adjustments in such manner as it may deem equitable, including without limitation, any or all of: (1) adjusting any or all of (A) the share limits applicable under the 2013 Incentive Plan with respect to the number of awards which may be granted under the 2013 Incentive Plan; (B) the number of our ordinary shares or other securities which may be delivered in respect of awards or with respect to which awards may be granted under the 2013 Incentive Plan and (C) the terms of any outstanding award, including, without limitation, (x) the number ordinary shares subject to outstanding awards or to which outstanding awards relate; (y) the exercise price or strike price with respect to any award; or (z) any applicable performance measures; (2) providing for a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (3) cancelling any one or more outstanding awards and causing to be paid to the holders holding vested awards (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Committee (which, if applicable, may be based upon the price per ordinary share received or to be received by other shareholders of the Company in such event), including without limitation, in the case of options and share appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the ordinary shares subject to the option or stock appreciation right over the aggregate exercise price thereof. For the avoidance of doubt, the Committee may cancel any stock option or share appreciation right for no consideration if the fair market value of the shares subject to such option or share appreciation right is less than or equal to the aggregate exercise price or strike price of such stock option or share appreciation right.

Nontransferability of Awards. An award will not be transferable or assignable by a participant otherwise than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any affiliate. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfer to a participant’s family members, any trust established solely for the benefit of the participant or such participant’s family members, any partnership or limited liability company of which the participant, or the participant and the participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination. The Board of Directors may amend, alter, suspend, discontinue, or terminate the 2013 Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination may be made without shareholder approval if (1) such approval is necessary to comply with any regulatory requirement applicable to the 2013 Incentive Plan or for changes in GAAP to new accounting standards, (2) it would materially increase the number of securities which may be issued under the 2013 Incentive Plan (except for adjustments in connection with certain corporate events), or (3) it would materially modify the requirements for participation in the 2013 Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively, subject to the consent of the affected participant if any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination would materially and adversely affect the rights of any participant with respect to such award; provided, that without shareholder approval, except as otherwise permitted in the 2013 Incentive Plan, (1) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right, (2) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the intrinsic value (if any) of the cancelled option or stock appreciation right, and (3) the Committee may not take any other action which is considered a “repricing” for purposes of the shareholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividend Equivalents and Similar Payments. The Committee in its sole discretion may provide for dividend equivalents or similar payments in respect of awards, on such terms and conditions as may be determined by the Committee in its sole discretion; provided, that no dividend equivalents or similar payments will be payable in respect of outstanding (1) options or stock appreciation rights or (2) unearned performance compensation awards or other unearned awards subject to performance conditions (other than or in addition to the passage of time) (although dividend equivalents or similar payments may be accumulated in respect of unearned awards and paid within 15 days after such awards are earned and become earned, payable or distributable).

Clawback/Forfeiture. An award agreement may provide that the Committee may in its sole discretion cancel such award if the participant, while employed by or providing services to us or any affiliate or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise has engaged in or engages in other detrimental activity that is in conflict with or adverse to our interests or the interests of any affiliate, including fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion. The Committee may also provide in an award agreement that if the participant otherwise has engaged in or engages in any activity referred to in the preceding sentence, the participant will forfeit any gain realized on the vesting or exercise of such award, and must repay the gain to us. The Committee may also provide in an award agreement that if the participant receives any amount in excess of what the participant should have received under the terms of the award for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error), then the participant will be required to repay any such excess amount to us. Without limiting the foregoing, all awards will be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law.

2013 Employee Share Purchase Plan

Prior to the closing of this offering, we expect that our board will adopt, and that our shareholders will approve, the 2013 Employee Share Purchase Plan, or the 2013 ESPP, prior to the completion of the offering. The terms of any future offering under the 2013 ESPP will be subject to the approval of our Compensation Committee before any such offering commences. The following description of the 2013 ESPP is not complete and is qualified by reference to the full text of the 2013 ESPP, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Purpose and Effective Date. The purpose of the 2013 ESPP is to retain the services of employees and secure and retain the services of new employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates.

Share Reserve. Following this offering, the 2013 ESPP will authorize the issuance of 2,812,015 ordinary shares pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The 2013 ESPP includes two components: a 423 Component and a Non-423 Component. It is the intention of the Company to have the 423 Component qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. It is not the intention of the Company to have the Non-423 Component qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code because the Company wishes to preserve flexibility for participation in the 2013 ESPP by employees who are foreign nationals or employed or located outside of the United States while complying with applicable foreign laws. As of the date hereof, no ordinary shares have been purchased under the 2013 ESPP.

Administration. We expect our board of directors will delegate their authority to administer the 2013 ESPP to our compensation committee. The 2013 ESPP is implemented through a series of offerings of purchase rights to eligible employees. Under the 2013 ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which ordinary shares will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the 2013 ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our ordinary shares under the 2013 ESPP. Unless otherwise determined by our board of directors, ordinary shares will be purchased for accounts of employees participating in the 2013 ESPP at a price per share equal to the lower of (a) 85% of the fair market value of an ordinary share on the first date of an offering or (b) 85% of the fair market value of an ordinary share on the date of purchase. In no case will the price per share be equal to or less than the nominal par value of the ordinary shares.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the 2013 ESPP, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year or (c) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the 2013 ESPP at a rate in excess of $25,000 worth of our ordinary shares based on the fair market value per ordinary share at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2013 ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our issued and outstanding capital stock or ordinary shares measured by vote or value pursuant to Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a share split, merger, consolidation, reorganization, migration, recapitalization, reincorporation, share dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (a) the class(es) and the number of shares reserved under the 2013 ESPP, (b) the class(es) and the maximum number of shares by which the share reserve may increase automatically each year, (c) the class(es) and the number of shares and purchase price of all outstanding purchase rights and (d) the class(es) and the number of shares that are the subject of the purchase limits under each then outstanding offering.

Corporate Transactions. In the event of certain significant corporate transactions, including: (i) a sale of all our assets, (ii) the sale or disposition of 90% of our outstanding securities, (iii) the consummation of a merger or consolidation where we do not survive the transaction, and (iv) the consummation of a merger or consolidation where we do survive the transaction but our ordinary shares issued and outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction, any then-outstanding rights to purchase our shares under the 2013 ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase ordinary shares within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately.

Plan Amendments, Termination. Our board of directors will have the authority to amend or terminate our 2013 ESPP, provided that except in certain circumstances any such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain shareholder approval of any amendment to our 2013 ESPP as required by applicable law or listing requirements.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Shareholders’ Agreement

In connection with this offering, we intend to enter into a shareholders’ agreement with our financial sponsor and its affiliates. This agreement will require us to nominate a number of individuals designated by our financial sponsor for election as our directors at any meeting of our shareholders (each a “Sponsor Director”) such that, upon the election of each such individual, and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the number of Sponsor Directors serving as directors of our company will be equal to: (1) if our existing shareholders and their affiliates together continue to beneficially own at least 50% of the total voting power of our ordinary shares as of the record date for such meeting, the lowest whole number that is greater than 50% of the total number of directors comprising our board of directors; (2) if our existing shareholders and their affiliates together continue to beneficially own at least 40% (but less than 50%) of the total voting power of our ordinary shares as of the record date for such meeting, the lowest whole number that is at least 40% of the total number of directors comprising our board of directors; (3) if our existing shareholders and their affiliates together continue to beneficially own at least 30% (but less than 40%) of the total voting power of our ordinary shares as of the record date for such meeting, the lowest whole number that is at least 30% of the total number of directors comprising our board of directors; (4) if our existing shareholders and their affiliates together continue to beneficially own at least 20% (but less than 30%) of the total voting power of our ordinary shares as of the record date for such meeting, the lowest whole number that is at least 20% of the total number of directors comprising our board of directors; and (5) if our existing shareholders and their affiliates together continue to beneficially own at least 5% (but less than 20%) of the total voting power of our ordinary shares as of the record date for such meeting, the lowest whole number that is at least 10% of the total number of directors comprising our board of directors. Sponsor Directors may be removed only with the consent of our financial sponsor. In the case of a vacancy on our board created by the removal or resignation of a Sponsor Director, the shareholders’ agreement will require us to nominate an individual designated by our financial sponsor for election to fill the vacancy.

In addition, as described more specifically in “Description of Share Capital,” the shareholders’ agreement and our memorandum and articles of association require that certain amendments to our memorandum and articles of association, and any change to the number of our directors, will require the consent of our financial sponsor.

The shareholders’ agreement will remain in effect until our financial sponsor is no longer entitled to nominate a Sponsor Director pursuant to the shareholders’ agreement, unless our financial sponsor requests that it terminate at an earlier date.

Transactions with Shareholders

At April 30, 2013, we had $2.0 million in payables and accruals due to and $0.1 million in receivables due from our ultimate parent company.

At April 30, 2013, we had an outstanding loan of $25.0 million due to funds affiliated with First Reserve, the proceeds of which were ultimately used as an equity cure, to enable us to comply with our financial covenants under one of our helicopter lease facilities. On June 24, 2013, this loan was repaid.

On July 16, 2013, we borrowed $25.0 million from funds affiliated with First Reserve. On July 19, 2013, this loan was repaid.

At October 31, 2013, we had $2.0 million in payables and accruals due to our ultimate parent company.

On December 16, 2013, we provided our named executive officers the opportunity to exchange their options to purchase Ordinary B shares in CHC Cayman granted pursuant to the 2011 MEP into restricted shares in CHC Group Ltd. See “Executive Compensation—Proposed Compensation—Conversion of Existing Long-Term Incentives in CHC Cayman.”

Certain funds affiliated with First Reserve hold approximately 100% of the equity interests in Hover SE Leasing, or Hover, which indirectly owns a minority interest in 31 helicopters. Through Hover, First Reserve leases such helicopters to us pursuant to long-term leases ranging in duration between eight and ten years at arms length market prices. For the fiscal year ended April 30, 2013, we paid $47.9 million in connection with such leases. For the six months ended October 31, 2013, we paid $25.2 million in connection with these leases.

Transactions with a Company Previously Subject to Significant Influence

In the course of its regular business activities, we entered into routine transactions with Aero Contractors Company of Nigeria Limited (“ACN”). During the year ended April 30, 2010, we agreed to convert $30.0 million of the trade receivable balance due from ACN into a term loan. On July 1, 2010, we entered into a term loan agreement with ACN to forgive $15.0 million of the trade receivable balance, which reduced the outstanding indebtedness owed by ACN to the Company from $27.5 million to $12.5 million. Under the new agreement, the term loan is non-interest bearing until the occurrence of an event of default. The loan is repayable in monthly installments commencing July 31, 2012.

On July 1, 2010, we sold our interests in ACN for consideration of 1 Nigerian naira and ACN ceased to be a related party. Prior to the sale of our interests in ACN, we earned $9.4 million in revenues in the course of regular business activities (April 30, 2010—$60.7 million). These transactions were measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. All outstanding balances due from ACN were fully provided.

Statement of Policy Regarding Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our Chief Legal Officer any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The Chief Legal Officer will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Indemnification Agreements with Executive Officers and Directors

We have entered into indemnification agreements with our executive officers and directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to executive officers or directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding beneficial ownership immediately following this offering by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of CHC Group Ltd., (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group.

The information set forth below regarding the number of our ordinary shares beneficially owned by the identified persons gives effect to the acquisition by such persons of such shares and units pursuant to this offering.

Beneficial ownership is determined in accordance with the rules of the SEC.

	Ordinary Shares Beneficially Owned
	Prior to the Offering		After the Offering Assuming Underwriters’ Option is Not Exercised		After the Offering Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	% of Class	Number	%	Number	%
CHC Cayman(1)	46,519,484	100.0	46,519,484	59.3	46,519,484	56.0
Directors and Executive Officers:
William J. Amelio(2)	—	—	397,561	*	397,561	*
Francis S. Kalman	—	—	—	—	—	—
Jonathan Lewis	—	—	—	—	—	—
William E. Macaulay(3)	—	—	—	—	—	—
John Mogford(3)	—	—	—	—	—	—
Jeffrey K. Quake(3)	—	—	—	—	—	—
Dod Wales(3)	—	—	—	—	—	—
Peter Bartolotta(4)	—	—	114,694	*	114,694	*
Joan S. Hooper(5)	—	—	74,785	*	74,785	*
Michael J. O’Neill(6)	—	—	74,785	*	74,785	*
Michael Summers(7)	—	—	74,785	*	74,785	*
Directors and executive officers as a group (11 persons)	—	—	736,610	*	736,610	*

*	Represents beneficial ownership of less than 1% of the outstanding ordinary shares.
(1)

The issued and outstanding equity securities of CHC Cayman consist of 1,870,561,417 of Ordinary A shares, 7,859,869 of Ordinary B shares, one Adjustable C share and 313,000 of Special shares. Funds affiliated with First Reserve own an approximate 98.7% economic and voting interest in CHC Cayman. 1,845,561,417 Ordinary A shares of CHC Cayman are held by Horizon Alpha Limited, or Horizon Alpha, FR XI Horizon Co-Investment I, L.P., or FR XI Horizon Co-Investment I, and FR XI Horizon Co-Investment II, L.P., or FR XI Horizon Co-Investment II. The equity interests of Horizon Alpha are held by First Reserve Fund XII, L.P., or First Reserve Fund XII, FR XII-A Parallel Vehicle, L.P., or FR XII-A and FR Horizon AIV, L.P., or FR Horizon AIV. The general partner of First Reserve Fund XII and FR XII-A is First Reserve GP XII, L.P., whose general partner is First Reserve GP XII Limited. The general partner of FR Horizon AIV is FR Horizon GP, L.P. and the general partner of FR Horizon GP, L.P. is FR Horizon GP Limited. Each of First Reserve GP XII Limited and FR Horizon GP Limited is wholly-owned by First Reserve’s senior managing directors. The general partner of each of FR XI Horizon Co-Investment I and FR XI Horizon Co-Investment II is FR XI Offshore GP Limited. The members of FR XI Offshore GP Limited are First Reserve’s senior managing directors. Each of such First Reserve entities may be deemed to beneficially own the shares beneficially owned by Horizon Alpha, FR XI Horizon Co-Investment I and FR XI Horizon Co-Investment II directly or indirectly controlled by it, but each disclaims beneficial ownership of such shares. The address of each of the entities listed in this footnote is c/o First Reserve Management,

L.P., One Lafayette Place, Greenwich, Connecticut 06830. Immediately following the completion of this offering, funds affiliated with First Reserve will own an approximate 58.5% indirect economic and voting interest in CHC Group Ltd. through CHC Cayman. CHC Cayman’s ownership percentages after the offering do not take into account Founders’ Grants and First Annual Awards to be issued to our officers under the 2013 Incentive Plan, as set forth in “Executive Compensation—Proposed Compensation—IPO Date Equity-Based Awards,” and other shares to be issued to them as a result of their acceptance of the exchange offer referenced in “Executive Compensation—Proposed Compensation—Conversion of Existing Long-Term Incentives in CHC Cayman.”
(2)	In addition to the amounts listed in the table, Mr. Amelio holds 2,000,000 Ordinary B shares of CHC Cayman purchased in connection with joining us for an aggregate cash subscription price of $2,000,000. At the time of this offering, Mr. Amelio will receive a Founders’ Grant worth $3,594,720 and a First Annual Award worth $3,750,000 under the 2013 Incentive Plan, as set forth in “Executive Compensation—Proposed Compensation—IPO Date Equity-Based Awards.”
(3)	Messrs. Mogford, Wales, Macaulay and Quake are each employees of First Reserve, but each disclaims beneficial ownership of the shares beneficially owned by First Reserve. The address for Messrs. Wales, Macaulay and Quake is c/o First Reserve Management, L.P., One Lafayette Place, Greenwich, Connecticut 06830.
(4)	In addition to the amounts listed in the table, Mr. Bartolotta holds (a) 132,040 vested Restricted Stock Units of CHC Cayman and (b) 481,928 Ordinary B shares of CHC Cayman purchased in connection with joining us for an aggregate cash subscription price of $400,000. At the time of this offering, Mr. Bartolotta will receive a Founders’ Grant worth $1,026,230 and a First Annual Award worth $1,000,000 under the 2013 Incentive Plan, as set forth in “Executive Compensation—Proposed Compensation—IPO Date Equity-Based Awards.”
(5)	In addition to the amounts listed in the table, Ms. Hooper holds (a) 33,010 vested Restricted Stock Units of CHC Cayman and (b) 120,482 Ordinary B shares of CHC Cayman purchased in connection with joining us for an aggregate cash subscription price of $100,000. At the time of this offering, Ms. Hooper will receive a Founders’ Grant worth $165,475 and a First Annual Award worth $1,000,000 under the 2013 Incentive Plan, as set forth in “Executive Compensation—Proposed Compensation—IPO Date Equity-Based Awards.”
(6)	In addition to the amounts listed in the table, Mr. O’Neill holds (a) 66,020 vested Restricted Stock Units of CHC Cayman and (b) 240,964 Ordinary B shares of CHC Cayman purchased in connection with joining us for an aggregate cash subscription price of $200,000. At the time of this offering, Mr. O’Neill will receive a Founders’ Grant worth $733,891 and a First Annual Award worth $700,000 under the 2013 Incentive Plan, as set forth in “Executive Compensation—Proposed Compensation—IPO Date Equity-Based Awards.”
(7)	In addition to the amounts listed in the table, Mr. Summers holds (a) 33,010 vested Restricted Stock Units of CHC Cayman and (b) 120,482 Ordinary B shares of CHC Cayman purchased in connection with joining us for an aggregate cash subscription price of $100,000. At the time of this offering, Mr. Summers will receive a Founders’ Grant worth $733,891 and a First Annual Award worth $700,000 under the 2013 Incentive Plan, as set forth in “Executive Compensation—Proposed Compensation—IPO Date Equity-Based Awards.”

DESCRIPTION OF INDEBTEDNESS

Senior Secured Revolving Credit Facility

General

CHC Helicopter S.A. expects to enter into a new senior secured revolving credit facility with, among others, HSBC Bank Plc, as administrative agent, HSBC Corporate Trustee Company (UK) Limited, as collateral agent, 6922767 Holding S.à r.l. and CHC Helicopter Holding S.à r.l, the joint lead arrangers and joint bookrunners party thereto and the lenders party thereto, subject to certain conditions including the consummation of an initial public offering by us or another parent company of CHC Helicopter S.A. Set forth below is a summary of the material terms of the new senior secured revolving credit facility, subject to the qualifications, exclusions and exceptions specified in the loan documentation.

Size and Tenor

Under the new senior secured revolving credit facility, the lenders are expected to provide a new five-year revolving facility in an initial amount of up to $375.0 million.

The proceeds of the revolving loans under the new senior secured revolving credit facility are expected to be used for general corporate purposes (which may include the refinancing of existing debt). Letters of credit may be issued under the senior secured revolving credit facility up to maximum amounts as agreed between CHC Helicopter S.A. and issuing bank from time to time.

Interest Rates and Fees

The loans under the new senior secured revolving credit facility may be denominated in U.S. dollars, Canadian dollars or Sterling, or Euros. The interest rate per annum and fees on the revolving loans is equal to:

•	in the case of LIBOR loans, a base rate of LIBOR plus a margin of 4.50%;

•	in the case of base rate loans, a base rate of the US prime lending rate plus a margin of 3.50%;

•	in the case of EURIBOR loans, a base rate of EURIBOR plus a margin of 4.50%;

•	in the case of Canadian prime rate loans, a base rate of the Canadian prime lending rate plus a margin of 3.50%; and

•	in the case of CDOR loans, a base rate of CDOR plus a margin of 4.50%;

in each case plus a fee rate, if any, to compensate lenders for the cost of compliance with the requirements of the European Central Bank, Bank of England, the Financial Services Authority, the Office of the Superintendent of Financial Institutions and/or other similar regulatory authorities, as applicable.

Commencing on the date that is six months after the closing date of the new senior secured revolving credit facility, the margins on (a) LIBOR loans, EURIBOR loans and CDOR loans may be reduced from 4.50% to 3.75% and (b) base rate loans and Canadian prime rate loans may be reduced from 3.50% to 2.75%, in each case, if CHC Helicopter S.A.’s consolidated total leverage ratio as of the end of the most recent fiscal quarter is less than 3.50 to 1.00.

“CDOR” means, for any interest period for CDOR Loans, the rate for Canadian banker’s acceptances that appears on the page of the Reuters screen for Canadian Dealer Offered Rates at approximately 10:00 a.m., Toronto time, on the day of the making of any CDOR loan or, if for any reason such rate is not available, the banker’s acceptance rate of the swingline lender at approximately 10:00 a.m., Toronto time, on such date.

“EURIBOR” means for any interest period for EURIBOR Loans, the rate that appears on the page of the Reuters EURIBOR 01 screen at approximately 11:00 a.m., Brussels time, two target days prior to the commencement of such interest period, as the rate for deposits in Euro with a maturity comparable to such interest period or, if for any reason such rate is not available, an interpolated rate based on the two nearest interest periods for which such rates are available at approximately 10:00 a.m., London time, two target days prior to the commencement of such interest period.

“LIBOR” means, for any interest period for LIBOR Loans, the British Bankers Association Interest Settlement Rate displayed on the appropriate page of the Reuters screen for the relevant currency two business days prior to the commencement of such interest period, or, if for any reason such rate is not available, an interpolated rate based on the two nearest interest periods for which such rates are available at approximately 10:00 a.m., London time, (i) in the case of LIBOR Loans denominated in U.S. dollars, two business days prior to the commencement of such interest period and (ii) in the case of LIBOR Loans denominated in Sterling, on the first day of such interest period.

A default rate equal to the applicable rate per annum plus 2.00% is payable on demand on amounts unpaid and overdue.

A fee is payable on all outstanding letters of credit at a rate per annum equal to the applicable interest rate then in effect with respect to LIBOR loans under the senior secured revolving credit facility. A customary fronting fee is also payable to the issuer of the letter of credit.

The new senior secured revolving credit facility is expected to include a commitment fee of 0.75% per annum accrues on the unused portion of the commitments and is payable quarterly in arrears.

Security and Guarantees

CHC Helicopter S.A.’s obligations under the new senior secured revolving credit facility will be, subject to certain exceptions set forth in the loan documentation for the new senior secured revolving credit facility, expected to be guaranteed on a first-priority secured basis by each direct and indirect and future subsidiary of 6922767 Holding S.à r.l. that are organized in Security Jurisdictions, whose gross assets or EBITDA (excluding intra-group items, except for PBH maintenance, lease and similar transactions) are, subject to an agreed set of security principles, in aggregate equal to at least 80% of the consolidated total assets or consolidated EBITDA of 6922767 Holding S.à r.l. and its subsidiaries which are organized in security jurisdictions.

The obligations and guarantees under the new senior secured revolving credit facility are expected to be secured, to the extent possible and subject to an agreed set of security principles, by a first priority security interest in substantially all of the tangible and intangible properties and assets of CHC Helicopter S.A. and each of the guarantors. No guarantee or security is expected to be required from subsidiaries incorporated in any jurisdiction other than the Security Jurisdictions. Subject to the agreed security principles, the guarantors shall comprise at least 80% of the consolidated total assets and consolidated EBITDA of 6922767 Holding S.à r.l., CHC Helicopter Holding S.à r.l., CHC Helicopter S.A. and each of CHC Helicopter S.A.’s subsidiaries incorporated in the Security Jurisdictions.

Ranking

The now owned or hereafter acquired collateral securing the senior secured notes and the related guarantees, as well as the obligations under the new senior secured revolving credit facility, certain hedging and cash management obligations and certain other future indebtedness and obligations permitted under the indenture governing the senior secured notes and the new senior secured revolving credit facility agreement are expected to be subject to first priority liens. The claims of holders of the senior secured notes upon the realization of the collateral security will rank behind the claims, including interest, of the lenders and letter of credit issuers under the new senior secured revolving credit facility, including claims for such hedging obligations and cash management obligations, and the claims of the holders of the senior unsecured notes will rank behind such claims to the extent of the value of the collateral securing such indebtedness.

Covenants

The new senior secured revolving credit facility is expected to contain negative incurrence-based covenants similar to those contained in the indenture governing the senior secured notes and the indenture that governs the senior unsecured notes and also is expected to include a maximum first priority debt leverage ratio maintenance covenant (where the first priority debt will only include indebtedness under the new senior secured revolving credit facility and any other priority payment lien obligation, but exclude the senior secured notes or any indebtedness ranking pari passu with the senior secured notes), which will be tested quarterly with respect to 6922767 Holding S.à r.l. and its subsidiaries on a consolidated basis. The credit agreement that will govern the new senior secured revolving credit facility is expected to contain affirmative covenants usual and customary for transactions of such type.

Events of Default

The credit agreement governing the new senior secured revolving credit facility is expected to contain events of default usual and customary for facilities of this type, including non-payment of principal, interest, fees or other amounts, violation of covenants, cross-default to material indebtedness, certain events of bankruptcy and insolvency, material judgments, a change in control and invalidity of liens or guarantees or any collateral document, in each case subject to the threshold amounts and grace periods set forth in the loan documentation.

Senior Secured Notes

General

On October 4, 2010, CHC Helicopter S.A. issued $1.1 billion aggregate principal amount of senior secured notes. On October 5, 2012, CHC Helicopter S.A. issued an additional $200.0 million aggregate principal amount of senior secured notes.

We intend to use approximately $134.0 million of the net proceeds of this offering to redeem up to 10% of the aggregate principal amount of the senior secured notes at a price of 103% of the principal amount, plus accrued and unpaid interest, if any. See “Use of Proceeds.”

Interest Rate

The senior secured notes accrue interest at the rate of 9.250% per annum and mature on October 15, 2020. Interest on the senior secured notes is payable on April 15 and October 15 of each year.

Ranking and Security

The senior secured notes are senior secured obligations and (i) rank senior in right of payment to any future subordinated indebtedness of CHC Helicopter S.A. and the guarantors, (ii) rank equally in right of payment with all existing and future senior indebtedness of CHC Helicopter S.A. and the guarantors, including the new senior secured revolving credit facility, (iii) are effectively senior in right of payment to unsecured indebtedness of CHC Helicopter S.A. and the guarantors, including the senior unsecured notes, to the extent of the value of the collateral securing the senior secured notes and (iv) are structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of non-guarantor subsidiaries (other than indebtedness and liabilities owed to CHC Helicopter S.A. or one of the guarantors). The claims of holders of the senior secured notes upon the realization of the collateral security will rank behind the claims, including interest, of the lenders and letter of credit issuers under the new senior secured revolving credit facility, including claims for such hedging obligations and cash management obligations, and the claims of the holders of the senior unsecured notes will rank behind such claims to the extent of the value of the collateral securing such indebtedness.

Prepayments and Redemptions

CHC Helicopter S.A. may redeem the senior secured notes, in whole or in part, at any time prior to October 15, 2015, at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the redemption date and a “make-whole premium.” Thereafter, CHC Helicopter S.A. may redeem the senior secured notes, in whole or in part, at established redemption prices specified in the indenture governing the senior secured notes. In addition, during any 12-month period commencing on October 4, 2011 until October 15, 2015, CHC Helicopter S.A. may redeem up to 10% of the principal amount thereof at a redemption price equal to 103% of the principal amount thereof plus accrued and unpaid interest.

In addition, CHC Helicopter S.A. will be required to offer to repurchase the senior secured notes at 101% of the principal amount thereof, plus accrued and unpaid interest, upon the occurrence of a change of control.

Guarantees

All obligations under the senior secured notes are currently guaranteed by 6922767 Holding S.à r.l., CHC Helicopter Holding S.à r.l. and certain of 6922767 Holding S.à r.l.’s existing and future restricted subsidiaries that guarantee the senior secured revolving credit facility (other than CHC Helicopter S.A.).

Certain Covenants and Events of Default

The indenture governing the senior secured notes contains a number of covenants that, among other things, restricts, subject to certain exceptions, CHC Helicopter S.A. and its restricted subsidiaries’ ability to:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends or repurchase or redeem equity interests;

•	limit dividends or other payments by restricted subsidiaries that are not guarantors to CHC Helicopter S.A. or CHC Helicopter S.A.’s other subsidiaries;

•	make certain investments;

•	incur liens;

•	engage in other business activities;

•	enter into certain types of transactions with CHC Helicopter S.A.’s affiliates; and

•	sell assets or consolidate or merge with or into other companies.

In addition, the indenture governing the senior secured notes imposes certain requirements as to future subsidiary guarantors. The indenture governing the senior secured notes also contains certain customary events of default.

Senior Unsecured Notes

General

On May 13, 2013, CHC Helicopter S.A. issued $300 million aggregate principal amount of senior unsecured notes.

Interest Rate

The senior unsecured notes accrue interest at the rate of 9.375% per annum and mature on June 1, 2021. Interest on the senior unsecured notes is payable on June 1 and December 1 of each year.

Ranking and Security

The senior unsecured notes are senior unsecured obligations and (i) rank senior in right of payment to any future subordinated indebtedness of CHC Helicopter S.A. and the guarantors, (ii) rank equally in right of payment with all of existing and future senior indebtedness of CHC Helicopter S.A. and the guarantors, (iii) are effectively subordinated in right of payment to secured indebtedness of CHC Helicopter S.A. and the guarantors, including the senior secured revolving credit facility and the senior secured notes, to the extent of the value of the collateral securing such indebtedness and (iv) are structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of non-guarantor subsidiaries (other than indebtedness and liabilities owed to CHC Helicopter S.A. or one of the guarantors).

Prepayments and Redemptions

CHC Helicopter S.A. may redeem the senior unsecured notes, in whole or in part, at any time prior to June 1, 2016, at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the redemption date and a “make-whole premium.” Thereafter, CHC Helicopter S.A. may redeem the senior unsecured notes, in whole or in part, at established redemption prices specified in the indenture governing the senior unsecured notes. On or prior to June 1, 2016, CHC Helicopter S.A. may also redeem up to 35% of the senior unsecured notes with the proceeds from certain equity offerings at 109.375% of the principal amount thereof plus accrued and unpaid interest.

In addition, CHC Helicopter S.A. will be required to offer to repurchase the senior unsecured notes at 101% of the principal amount thereof, plus accrued and unpaid interest upon the occurrence of a change of control.

Guarantees

All obligations under the senior unsecured notes are currently guaranteed by 6922767 Holding S.à r.l., CHC Helicopter Holding S.à r.l., and certain of 6922767 Holding S.à r.l.’s existing and future restricted subsidiaries that guarantee the senior secured revolving credit facility (other than CHC Helicopter S.A.).

Certain Covenants and Events of Default

The indenture governing the senior unsecured notes contains a number of covenants that, among other things, restricts, subject to certain exceptions, CHC Helicopter S.A. and its restricted subsidiaries’ ability to:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends or repurchase or redeem equity interests;

•	limit dividends or other payments by restricted subsidiaries that are not guarantors to CHC Helicopter S.A. or CHC Helicopter S.A.’s other subsidiaries;

•	make certain investments;

•	incur liens;

•	engage in other business activities;

•	enter into certain types of transactions with CHC Helicopter S.A.’s affiliates; and

•	sell assets or consolidate or merge with or into other companies.

In addition, the indenture governing the senior unsecured notes imposes certain requirements as to future subsidiary guarantors. The indenture governing the senior unsecured notes also contains certain customary events of default.

Other Indebtedness

Other Indebtedness as of October 31, 2013 is represented primarily by $59.0 million of capital leases and financing of the Boundary Bay facility and $3.4 million of other term loans. One of the term loans is a government loan issued by Export Development Canada to our predecessor to finance the purchase of certain helicopters. This loan amortizes with semi-annual payments and matures in 2014. The second term loan is fully due at maturity in 2015.

During fiscal 2012, we expanded our trade receivables securitization program to include additional originators. As of October 31, 2013, the facility secured by accounts receivable had a balance of $43.4 million.

DESCRIPTION OF SHARE CAPITAL

As of the date of this offering, our authorized share capital will consist of $200,000, divided into 1,500,000,000 ordinary shares, each with a par value $0.0001, and 500,000,000 preferred shares, each with a par value of $0.0001. As of January 6, 2014, 46,519,484 ordinary shares were issued and outstanding, held of record by one shareholder, not including the persons who may become holders of record as a result of the conversion of existing long-term equity incentives in 6922767 Holding (Cayman) Inc. See “Executive Compensation—Proposed Compensation—Conversion of Existing Long-Term Incentives in CHC Cayman,” and no preferred shares were outstanding. An additional 7,500,000 ordinary shares may be issued upon exercise of options under our 2013 Incentive Plan. The following summary description relating to our share capital does not purport to be complete and is qualified in its entirety by our memorandum and articles of association, copies of which are available as set forth in the section captioned “Where You Can Find More Information.” CHC Group Ltd., formerly known as FR Horizon Holding (Cayman) Inc., was incorporated in the Cayman Islands on July 3, 2008 with registered number 213521 and changed its name by way of special shareholder resolution dated September 12, 2013 to CHC Group Ltd. As such, our affairs are governed by our memorandum and articles of association and the Companies Law and the common law of the Cayman Islands.

Ordinary Shares

Holders of ordinary shares are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors. The holders of ordinary shares are entitled to receive ratably such dividends, if any, as may be declared by our directors out of funds legally available therefore. We have not in the past paid and do not expect for the foreseeable future to pay, dividends on our ordinary shares. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. Such holders do not have any preemptive or other rights to subscribe for additional shares. All holders of ordinary shares are entitled to share ratably in any assets for distribution to shareholders upon our liquidation, dissolution or winding up.

There are no conversion, redemption or sinking fund provisions applicable to the ordinary shares.

Preferred Shares

Pursuant to our articles of association to be in effect upon the completion of this offering, our board of directors will be authorized, without any action by our shareholders, to designate and issue preferred shares in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of our ordinary shares. It is not possible to state the actual effect of the issuance of any shares of preferred shares upon the rights of holders of our ordinary shares until the board of directors determines the specific rights of the holders of such preferred shares. However, the effects might include, among other things:

•	impairing dividend rights of our ordinary shares;

•	diluting the voting power of our ordinary shares;

•	impairing the liquidation rights of our ordinary shares; and

•	delaying or preventing a change of control of us without further action by our shareholders.

Upon the completion of this offering, no shares of our preferred shares will be outstanding, and we have no present plan to issue any of our preferred shares following this offering.

Limitations on the Right to Own or Vote Shares

As a Cayman Islands company, we may not hold our own shares as a shareholder, save for shares that are redeemed or repurchased by us or surrendered by a shareholder and held as treasury shares. We may not exercise any voting or other rights in respect of treasury shares nor may any dividend be declared or paid or other distribution be made in respect of treasury shares. However, bonus shares may be issued in respect of treasury shares although they will, in turn, be treated as treasury shares.

Limitations on Transfer of Shares

Our articles of association give our directors, at their discretion, the right to decline to register any transfers of shares that are not fully paid-up shares.

Disclosure of Shareholder Ownership

There are no provisions in our memorandum of association or articles of association governing the ownership threshold above which shareholder ownership must be disclosed by any shareholder.

Changes in Share Capital

We may, from time to time, by ordinary resolution passed by a majority of the votes cast by shareholders present at a shareholder meeting entitled to vote on such resolution, or passed by a unanimous written consent of such persons for so long as we are a controlled company, increase our share capital by such sum, to be allocated among shares of such par value, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, liens, transfers, transmissions, forfeitures and otherwise as the shares in the original share capital. We may by ordinary resolution passed at a shareholder meeting by a majority of the votes cast by shareholders present at such meeting and entitled to vote on such resolution, or passed by a unanimous written consent of such persons for so long as we are a controlled company:

•	consolidate our share capital into shares of larger par value than our existing shares;

•	sub-divide our share capital into shares of smaller par value;

•	divide our shares into multiple classes; and

•	cancel any shares which, at the date of the passing of the resolution, have not been issued and diminish the amount of the shares so cancelled.

We may by special resolution passed by at least two-thirds of the votes cast by shareholders present at a shareholder meeting and entitled to vote on such resolution, or passed by a unanimous written consent of such persons for so long as we are a controlled company, reduce our share capital to the extent not representing shares in issue or following court application and consent, reduce our share capital in relation to shares in issue or any capital redemption reserve fund maintained in accordance with the Cayman Island Companies Law (as revised).

Restructuring Transactions

Prior to the share capital restructuring transactions detailed below, we had authorized capital stock (or share capital) of $2,000,000,000, divided into 2,000,000,000 ordinary shares, each with a par value of $1.00. Our sole shareholder, CHC Cayman, held 1,860,779,361 issued ordinary shares, each with a par value of $1.00, representing all of our issued and outstanding shares.

On January 3, 2014, our sole shareholder approved the following share capital restructuring transactions, which were effective immediately:

•	a subdivision of our authorized and issued ordinary shares by a factor of 10,000 to 1, increasing our authorized ordinary shares from 2,000,000,000 to 20,000,000,000,000 and the issued ordinary shares to 18,607,793,610,000, while reducing the par value per share from $1.00 to $0.0001. Our authorized capital stock remained at $2,000,000,000;

•	the surrender by our sole shareholder of 18,607,747,090,515.975 of our issued ordinary shares, resulting in the issued ordinary shares being reduced to 46,519,484.025, each with a par value of $0.0001;

•	the reduction of our authorized share capital to $150,000, divided into 1,500,000,000 ordinary shares, each with a par value of $0.0001, by way of cancellation of 19,998,500,000,000 of the authorized but unissued ordinary shares; and

•	the increase of our authorized share capital by $50,000 (such increase being in the form of 500,000,000 preferred shares, each with a par value of $0.0001) resulting in an aggregate authorized share capital of $200,000, divided into 1,500,000,000 ordinary shares, each with a par value of $0.0001, and 500,000,000 preferred shares, each with a par value of $0.0001.

The result of these share capital restructuring transactions is that we have an authorized share capital of $200,000, divided into 1,500,000,000 authorized ordinary shares, each with a par value of $0.0001, and 500,000,000 authorized preferred shares, each with a par value of $0.0001. Upon completion of the share capital restructuring transactions, our sole shareholder will hold 46,519,484.025 of our ordinary shares and no preferred shares will be outstanding.

Business Opportunities

Our articles of association, to the maximum extent permitted from time to time by Cayman Islands law, renounce any interest or expectancy that we have in, or any right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to our directors or their affiliates, other than to those directors who are employed by us or our subsidiaries, unless the business opportunity is expressly offered to such person in his or her capacity as a director.

Our articles of association provide that, to the maximum extent permitted from time to time by Cayman Islands law, none of First Reserve or any of its affiliates, or any director who is not employed by us or any of his or her affiliates, will have any duty to refrain from (1) engaging in similar lines of business in which we or our affiliates are presently engaged or propose to engage or (2) otherwise competing with us or our affiliates, and each of our non-employee directors (including those designated by First Reserve) may (a) acquire, hold and dispose of our ordinary shares for his or her own account or for the account of others and exercise all of the rights of one of our shareholders, to the same extent and in the same manner as if he or she were not our director and (b) in his or her personal capacity, or in his or her capacity as a director, officer, trustee, shareholder, partner, member, equity owner, manager, advisor or employee of any other person, have business interests and engage in business activities that are similar to ours or compete with us, that involve a business opportunity that we could seize and develop. In addition, our articles of association provide that, to the maximum extent permitted from time to time by Cayman Islands law, in the event that First Reserve or any non-employee director acquires knowledge of a potential transaction or other business opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves itself, himself or herself or offer it to another person or entity unless the business opportunity is expressly offered to such person in his or her capacity as our director. Our articles of association provide that, our articles of association may only be amended at a shareholder meeting at which First Reserve is present or, in respect to a shareholder written resolution, to which First Reserve has consented.

Material Differences in Corporate Law

The Cayman Islands Companies Law is modeled after the corporate legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States (particularly Delaware) and their shareholders.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of incorporation Bylaws	Memorandum of association Articles of association

Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to the their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•   a duty to act in good faith in what the directors bona fide consider to be the best interests of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies);

•   a duty not to personally profit from opportunities that arise from the office of director;

•   a duty of trusteeship of the company’s assets;

•   a duty to avoid conflicts of interest; and

•   a duty to exercise powers for the purpose for which such powers were conferred.

A director of a Cayman Islands company also owes the company a duty to act with skill, care and diligence. A director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience.

Limitations on Personal Liability of Directors

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director.

The Companies Law of the Cayman Islands has no equivalent provision to Delaware law regarding the limitation of director’s liability. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of

	Delaware	Cayman Islands

	Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.	the director committing a crime or of the director’s own fraud, dishonesty or willful default.

Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.	Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Interested Directors	Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.	Our articles of association contain provisions that permit a director to vote on a transaction in which he or she is interested provided he or she discloses such interest to the board of directors.
Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up the company.

	Delaware	Cayman Islands
The Companies Law of the Cayman Islands requires that a special resolution be passed by a super majority of two-thirds or such higher percentage as set forth in the articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders.

Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	The Companies Law of the Cayman Islands defines “special resolutions” only. A company’s articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions. Our articles of association provide that with respect to the election of directors, an ordinary resolution shall be passed by a majority of the votes cast by such members as being entitled to vote in person or by proxy.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	No cumulative voting for the election of directors unless so provided in the articles of association.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.

Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the articles of association. Our articles of association provide that only shareholders that hold more than 15% of our outstanding ordinary shares (unless the Exchange Act and proxy rules provide otherwise) and comply with our advance notice provisions may nominate directors. Our articles of association also provide that shareholders may only remove directors for cause and with a special resolution of two-thirds. Whilst First Reserve holds 5% of our issued and outstanding shares, our articles of association may only be amended by special resolution at any shareholders meeting at which First Reserve is present. Whilst we are a controlled company, our articles of association may also be amended by a unanimous shareholder written resolution. Under our articles of association, vacancies

	Delaware	Cayman Islands

on the board are generally filled by the vote of a majority of the directors elected or then in office, subject to the rights of First Reserve.

Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Cayman Islands Companies Law has recently been amended to simplify mergers and consolidations where two or more companies are being formed into a single entity. The new legislation makes a distinction between a “consolidation” and a “merger”. In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Under the new rules, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association.

Shareholder approval is not required where a parent company registered in the Cayman Islands seeks to merge with one or more of its subsidiaries registered in the Cayman Islands and a copy of the plan of merger is given to every member of each subsidiary company to be merged unless that member agrees otherwise.

Secured creditors must consent to the merger although application can be made to the Grand Court of the Cayman Islands to proceed if such secured creditor does not grant its consent to the merger. Where a foreign company wishes to merge with a Cayman company, consent or approval to the transfer of any security interest granted by

Delaware	Cayman Islands

the foreign company to the resulting Cayman entity in the transaction is required, unless otherwise released or waived by the secured party. If the merger plan is approved, it is then filed with the Cayman Islands General Registry along with a declaration by a director of each company. The Registrar of Companies will then issue a certificate of merger which shall be prima facie evidence of compliance with all requirements of the Companies Law in respect of the merger or consolidation. The surviving entity remains active while the other company or companies are automatically dissolved. Unless the shares of such shareholder are publicly listed or quoted, dissenting shareholders in a merger or consolidation of this type are entitled to payment of the fair value of their shares if such shareholder provides a written objection before the vote.

Cayman companies may also be restructured or amalgamated under supervision of the Grand Court of the Cayman Islands by way of a “scheme of arrangement”. This option is not used with any frequency because a business transaction can be achieved through other means, such as a share capital exchange, merger (as described above), asset acquisition or control, through contractual arrangements, of an operating business. In the event that a business transaction is sought pursuant to a scheme of arrangement it would require the approval of a majority, in number, of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the Court the view that the transaction ought not be approved, the Court can be expected to approve the arrangement if it satisfies itself that:

•   the company is not proposing to act illegally or beyond the scope of its

	Delaware	Cayman Islands

authority and the statutory provisions as to majority vote have been complied with;

•   the shareholders and creditors (as applicable) have been fairly represented at the meeting in question; and

•   the arrangement is such as a businessman would reasonably approve; and the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law of the Cayman Islands or that would amount to a “fraud on the minority” (a legal concept, different than “fraud” in the sense of dishonesty).

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits	Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	The rights of shareholders under Cayman Islands law are not as extensive as those under Delaware law. Class actions and derivative actions are generally not available to shareholders under Cayman Islands laws and our Cayman Islands counsel is not aware of a significant number of such reported actions having been brought in Cayman Islands courts. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, the Cayman Islands courts would ordinarily be expected to follow English case law precedent, which would permit a shareholder to commence an action in the company’s name to remedy a wrong done to it where the act complained of is alleged to be beyond the company’s corporate power or is illegal or

	Delaware	Cayman Islands
would result in the violation of its memorandum of association or articles of association or where the individual rights of the plaintiff shareholder have been infringed or are about to be infringed. Furthermore, consideration would be given by the court to acts that are alleged to constitute a “fraud on the minority” or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorney’s fees incurred in connection with such action.

Inspection of Corporate Records	Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Cayman Islands company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company. However, these rights may be provided in the company’s articles of association.

Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.	The Companies Law of the Cayman Islands does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s articles of association.
Approval of Corporate Matters by Written Consent	Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.

The Companies Law of the Cayman Islands allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

Our articles of association authorize such written consents while we are a “controlled company”, but we believe that the unanimity requirement will make this option impractical after the consummation of this offering. Written consents are not authorized if we are not a “controlled company”.

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

The Companies Law of the Cayman Islands does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

Our articles of association allow shareholders holding a majority of our shares to call extraordinary general meetings.

Stock Option Plans

For information on our 2011 MEP and our 2013 Incentive Plan, please see “Executive Compensation.”

Registration Rights

For information on our financial sponsor’s registration rights, please see “Shares Eligible for Future Sale—Registration Rights.”

Certain Effects of Authorized but Unissued Stock

Upon completion of this offering, we will have 1,424,068,516 ordinary shares remaining authorized but unissued. Authorized but unissued ordinary shares are available for future issuance without shareholder approval. Issuance of these shares will dilute your percentage ownership in us.

Listing

Our ordinary shares have been approved for listing on the NYSE under the symbol “HELI.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has been no public market for our ordinary shares. We cannot predict the effect, if any, future sales of our ordinary shares, or the availability for future sales of our ordinary shares, will have on the market price of our ordinary shares prevailing from time to time. The sale of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our ordinary shares.

Upon completion of this offering, we will have a total of 82,169,484 ordinary shares outstanding, assuming the underwriters exercise their option to purchase additional ordinary in full. All of the 31,000,000 ordinary shares sold in this offering, or 35,650,000 ordinary shares assuming the underwriters exercise their option to purchase additional ordinary shares in full, will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company. The remaining ordinary shares outstanding will be “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. However, as a result of the registration rights agreement, these remaining shares may be eligible for future sale subject to the lock-up arrangements described below.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our ordinary shares or shares convertible into or our ordinary shares issued pursuant to our 2013 Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover 10,312,015 ordinary shares.

Our memorandum of association provides that we may issue up to 1,500,000,000 ordinary shares and up to 500,000,000 preferred shares. Under Cayman Islands law and our memorandum of association, amendment to increase the aggregate number of our ordinary shares, may only be made by ordinary shareholders’ resolution of the voting shareholders. See “Description of Share Capital.”

Registration Rights

In connection with this offering, we intend to enter into a registration rights agreement that will provide First Reserve an unlimited number of “demand” registrations and customary “piggyback” registration rights. Under the registration rights agreement, we will also agree to register the delivery to the exchanging party of shares of our ordinary shares upon exchange or redemption of our ordinary shares or, if such registration is not permitted, the resale of such ordinary shares by such exchanging party.

Lock-up Agreements

We, our directors, executive officers and First Reserve have agreed with the underwriters, subject to specified exceptions, not to dispose of or hedge any of our ordinary shares or shares convertible into or exchangeable for our ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of the Securities Act or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the ordinary shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those ordinary shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the ordinary shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those ordinary shares without complying with any of the requirements of Rule 144. In general, under Rule 144, as currently in effect, our affiliates or persons selling ordinary shares on behalf of our affiliates are entitled to sell, within any three-month period, a number of ordinary shares that does not exceed the greater of (1) 1% of the number of ordinary shares then outstanding and (2) the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling ordinary shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

TAXATION

The following discussion of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. We are registered as an “exempted company” pursuant to the Companies Law. We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands dated 29 July 2008 that in accordance with section 6 of the Tax Concession law (1999 Revision) of the Cayman Islands, that for a period of twenty years from the date of such undertaking, no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and in addition that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

•	on or in respect of our shares, debentures or other obligations; or

•	by way of the withholding in whole or in part of a payment of a dividend or other distribution of income or capital by us to our shareholders or on a payment of principal or interest or other sums due under our debentures or other obligation.

Accordingly, we do not anticipate that we will be subject to any taxation in the Cayman Islands other than in relation to incidental registry fees and stamp duties on certain instruments entered into by us.

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Cayman Islands.

Material United States Federal Income Tax Considerations

In the opinion of Cooley LLP, our United States counsel, subject to the qualifications, assumptions, and limitations stated herein, the following are the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of ordinary shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase ordinary shares pursuant to the offering and hold such ordinary shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own) 10% or more of the voting power of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds the ordinary shares, the U.S. federal income tax consequences relating to an investment in the ordinary shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of the ordinary shares.

Persons considering an investment in the ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of the ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ordinary shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax purposes, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on the ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion below under “—Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ordinary shares that are readily tradable on an established securities market in the United States. The ordinary shares are expected to be listed on the NYSE, which is an established securities market in the United States, and we expect the ordinary shares to be readily tradable on the NYSE. Accordingly, we believe that dividends we pay on the ordinary shares will meet the conditions required for the reduced tax rate. There can be no assurance, however, that the ordinary shares will be considered readily tradable on an established securities market in the United States in later years.

Sale, Exchange or Other Disposition of the ordinary shares

Subject to the discussion below under “—Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ordinary shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of the ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC in any taxable year in which either (1) at least 75% of its gross income is “passive income”, or the income test, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, or the asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. In determining whether a foreign corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

The classification of our gross operating income as income from services, which should not be considered passive income for purposes of the PFIC income test, or rents, which could be passive income for that purpose, is a facts and circumstances determination that takes into consideration many factors and the weight that should be given to each factor and is currently subject to significant uncertainty under the U.S. federal income tax law. We intend to take the position that our gross operating income should be classified principally as income from services and not from rents, and that, accordingly, we should not be a PFIC under the PFIC income test. Nevertheless, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, there can be no assurance that we are not currently a PFIC and that we will not be a PFIC in the future under the income test.

Assets for the purpose of applying the PFIC asset test are generally determined based on their fair market value if the stock of the non-United States corporation is publicly traded for the entire taxable year. The determination of the non-United States corporation’s assets is their adjusted tax basis, however, if the stock of the non-United States corporation is not traded for the entire taxable year and either: (i) the corporation is a “controlled foreign corporation” in such taxable year, or (ii) the corporation elects to use adjusted basis for such taxable year. We believe we are currently a controlled foreign corporation and accordingly, we are required to use adjusted tax basis for the purpose of applying the PFIC asset test for the current taxable year. Nevertheless, we intend to take the position that we will not be a PFIC in the current year under the asset test. However, because we may hold a substantial amount of cash and cash equivalents following this offering, and because the calculation of the value of our assets after the current year may be based in part on the value of the ordinary shares, which may fluctuate considerably after this offering, it is difficult to predict whether we will be a PFIC in any taxable year under the PFIC asset test. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS, will agree with our conclusion and that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns ordinary shares, such U.S. Holder could be liable for additional taxes and interest charges upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ordinary shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the ordinary shares, whether or not we continue to be a PFIC. In these circumstances, the tax will be determined by allocating such distribution or gain ratably over the U.S. Holder’s holding period for the ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax. If we are a PFIC for any year during which a U.S. Holder holds the ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed in the manner described above in this paragraph. After the deemed sale election, the U.S. Holder’s ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ordinary shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described in the preceding paragraph on certain distributions by the lower-tier PFIC and a disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Most of our non-United States subsidiaries have elected to be disregarded as entities separate from us or as a partnership for U.S. federal income tax purposes. These electing non-United States subsidiaries are not considered corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. Not all of our non-United States subsidiaries have made such an election and, accordingly, a non-electing entity may be classified as a lower-tier PFIC if we are a PFIC in your holding period and such entity meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

The tax consequences that would apply if we were a PFIC would be different from those described above if a timely and valid “mark-to-market” election is made by a U.S. Holder for the ordinary shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of the ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in the ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of the ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the ordinary shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

The ordinary shares will be marketable stock as long as they remain listed on the NYSE and are regularly traded. A mark-to-market election will not apply to the ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any subsidiary that we own. Accordingly, a U.S. Holder may continue to be subject to the PFIC rules with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the ordinary shares.

The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. Holder were able to make a valid “qualified electing fund,” or QEF, election. As we do not expect to provide U.S. Holders with the information required in order to permit a QEF election, prospective investors should assume that a QEF election will not be available.

Each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the purchase, ownership and disposition of ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares in the event we are considered a PFIC.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of ordinary shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the ordinary shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in the ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of the ordinary shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if (1) the holder fails to provide an accurate taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons.

Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom J.P. Morgan Securities LLC and Barclays Capital Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ordinary shares indicated below:

Underwriter	Number of Shares
J.P. Morgan Securities LLC	7,440,000
Barclays Capital Inc.	7,440,000
UBS Securities LLC	3,565,000
HSBC Securities (USA) Inc.	3,100,000
RBC Capital Markets, LLC	1,705,000
Wells Fargo Securities, LLC	1,705,000
BNP Paribas Securities Corp.	1,085,000
Standard Bank Plc	1,085,000
Cormark Securities (USA) Limited	775,000
Cowen and Company, LLC	775,000
Raymond James & Associates, Inc.	775,000
Simmons & Company International	775,000
Tudor, Pickering, Holt & Co. Securities, Inc.	775,000

Total	31,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering ordinary shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to certain conditions, including the receipt of certain certificates, legal opinions and letters from us, our counsel and our independent auditors. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the ordinary shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ordinary shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.315 per share under the public offering price. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives.

Standard Bank Plc is participating as an underwriter but will offer and sell shares in connection with the offering only outside the United States.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 4,650,000 additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 4,650,000 ordinary shares.

	Total
	Per Share	No Exercise	Full Exercise
Public offering price	$10.00	$310,000,000	$356,500,000
Underwriting discounts to be paid by us	$0.525	$16,275,000	$18,716,250
Proceeds, before expenses, to us	$9.475	$293,725,000	$337,783,750

The estimated offering expenses payable by us, excluding the underwriting discounts, are approximately $8.5 million, which includes legal, accounting and printing costs and various other fees associated with registering and listing our ordinary shares.

We have agreed to reimburse the underwriters for their expenses in an amount up to $75,000, which may be incurred in connection with the review by FINRA of the terms of the ordinary shares offered hereby.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ordinary shares offered by them.

Our ordinary shares have been approved for listing on the NYSE under the symbol “HELI.”

We have agreed that for a period of 180 days after the date of this prospectus, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of ordinary shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities LLC and Barclays Capital Inc., subject to limited exceptions described below. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The restrictions described in the immediately preceding paragraph will not apply to: (A) the ordinary shares to be sold pursuant to this prospectus, (B) the allotment and issuance of ordinary shares, options to purchase ordinary shares, restricted stock units, or other awards, or issuance of ordinary shares upon exercise of options, pursuant to our equity incentive plans, (C) the allotment and issuance of ordinary shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, (D) the filing of a registration statement on Form S-8 (or equivalent form) to register ordinary shares issuable pursuant to the terms of our equity incentive plans or other stock plans or agreements and (E) the allotment and issuance of ordinary shares in connection with any joint venture, commercial or collaborative relationship or the acquisition or license by the Company or any of its subsidiaries of the securities, businesses, property or other assets of another person or entity or pursuant to any employee benefit plan assumed by the Company in connection with any such acquisition; provided that, in the case of clause (E), the aggregate number of shares issued in all such acquisitions and transactions does not exceed 10% of the Company’s outstanding ordinary shares following the offering contemplated by this prospectus and any recipients of such shares agrees to be subject to the restrictions described in the immediately following paragraph.

Our directors, executive officers and the holders of substantially all of our ordinary shares have entered into or will enter into lock-up agreements with the underwriters pursuant to which each of these persons or entities for a period of 180 days after the date of this prospectus, have agreed not to, without the prior written consent of J.P. Morgan Securities LLC and Barclays Capital Inc. (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares (including without limitation, ordinary shares or such other securities which may be deemed to be beneficially owned by such person in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of ordinary shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares, subject to the limitations below. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The restrictions described in the immediately preceding paragraph will not apply to certain transactions, including those relating to (A) ordinary shares acquired in open market transactions after the completion of the offering contemplated by this prospectus, provided that no public reports or filings reporting a reduction in beneficial ownership of the ordinary shares shall be required or shall be voluntarily made during the restricted period; (B) transfers of ordinary shares or any security convertible into or exchangeable for ordinary shares (i) as a bona fide gift or for bona fide estate planning purposes, (ii) upon death or by will, testamentary document or intestate succession, (iii) to an immediate family member of such person or to any trust for the direct or indirect benefit of such person or the immediate family of such person, (iv) not involving a change in beneficial ownership, or (v) if such person is a trust, to any beneficiary of such person or to the estate of any such beneficiary; (C) distributions of ordinary shares or any security convertible into or exchangeable for ordinary shares to any direct or indirect affiliates (within the meaning set forth in Rule 405 as promulgated by the SEC under the Securities Act, current or former partners (general or limited), members or managers of such person, as applicable, or to the estates of any such partners, members or managers, provided that in the case of any transfer or distribution pursuant to clauses (B) or (C), (i) each transferee, donee, trustee or distributee will be subject to the restrictions described in the immediately preceding paragraph and (ii) if any public reports or filings regarding any such transfer or distribution will be required or will be voluntarily made during the restricted period (A) such person shall provide J.P. Morgan Securities LLC and Barclays Capital Inc. prior written notice informing them of such report or filing and (B) such report or filing shall disclose that such transferee, donee, trustee or distributee, as the case may be, agrees to be bound in writing by the restrictions set forth herein; (D) the establishment of a trading plan pursuant to (and in accordance with all of the requirements of) Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares or any security convertible into or exchangeable for ordinary shares, provided that (i) such plan does not provide for the transfer of ordinary shares or any security convertible into or exchangeable for ordinary shares during the 180-day period referred to above and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made by or on behalf of such person or by us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares may be made under such plan during the 180-day period referred to above; (E) the exercise by such person of any outstanding warrants or the exercise or vesting of any equity awards pursuant to the equity incentive plans or other employee benefit plans, or the sale of any ordinary shares or any security convertible into or exchangeable for ordinary shares underlying warrants or equity awards as part of the cashless exercise of such securities being transferred between such person and the Company (and not involving open market transactions), in each case in connection with any such equity awards or warrants held by such person as of the date of this prospectus, provided that the securities received upon such exercise or conversion will be subject to the restrictions described in the immediately preceding paragraph; or (F) the transfer of ordinary shares or any security convertible into or exchangeable for ordinary shares pursuant to a qualified domestic order or in connection with a divorce settlement.

In order to facilitate the offering of the shares of ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of the ordinary shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the shares. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ordinary shares in the offering, if the syndicate repurchases previously distributed ordinary shares to cover syndicate short positions or to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The underwriters may in the future provide investment banking services to us for which they would receive customary compensation.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price has been determined by negotiations between us, First Reserve and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and the future prospects of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, J.P. Morgan Securities LLC has reserved up to 5% of the shares in this offering for sale at the initial public offering price to persons who are our directors, officers, employees, business associates and other parties related to us through a directed share program. The sale of the directed shares to participants in the program will be made by J.P. Morgan Securities LLC. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered to the general public by this prospectus. We have agreed to indemnify J.P. Morgan Securities LLC against certain liabilities and expenses, including for the failure of any participant to pay for its shares and for liabilities under the Securities Act, in connection with the sales of the directed shares.

Selling Restrictions

European Economic Area

This prospectus has been prepared on the basis that all offers of our ordinary shares will be made pursuant to an exemption under Article 3(2) of the Prospectus Directive, as implemented in member states of the European Economic Area, or the EEA, from the requirement to produce a prospectus for offers of the shares. Accordingly, any person making or intending to make any offer within the EEA of our ordinary shares should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each a Relevant Member State, an offer to the public of any of our ordinary shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our ordinary shares to be offered so as to enable an investor to decide to purchase any of our ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus is directed only at persons, or relevant persons, who (i) fall within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, (ii) fall within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of our ordinary shares may otherwise lawfully be communicated or caused to be communicated.

This prospectus must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in only with relevant persons. Recipients of this prospectus are not permitted to transmit it to any other person. The ordinary shares are not being offered to the public in the United Kingdom.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571 Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, our company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in the Cayman Islands

This prospectus has not been, and is not required to be filed with any governmental or other authority in the Cayman Islands. No governmental or other authority in the Cayman Islands has approved this prospectus, nor passed upon or endorsed the merits of the offering or the accuracy or adequacy of this prospectus. Our activities will not be regulated or otherwise overseen by any Cayman Islands authority. No offering of the shares of CHC Group Ltd. is being made by this prospectus to the public in the Cayman Islands.

Conflicts of Interest

Affiliates of HSBC Securities (USA) Inc., RBC Capital Markets, LLC, UBS Securities LLC and Wells Fargo Securities, LLC will receive 5% or more of the net proceeds of this offering by reason of the repayment of a portion of the outstanding indebtedness under our existing senior secured revolving credit facility, as described under “Use of Proceeds.” Accordingly, HSBC Securities (USA) Inc., RBC Capital Markets, LLC, UBS Securities LLC and Wells Fargo Securities, LLC will be deemed to have a “conflict of interest” within the meaning of Rule 5121 of FINRA and this offering will be conducted pursuant to the requirements of that rule. Rule 5121 requires that a “qualified independent underwriter” as defined in Rule 5121(f)(12) participate in the preparation of this registration statement and exercise its usual standard of due diligence with respect thereto. Barclays Capital Inc. has agreed to act as qualified independent underwriter for this offering. We have agreed to indemnify Barclays Capital Inc. for certain liabilities, including liabilities under the Securities Act. Pursuant to Rule 5121(c), none of HSBC Securities (USA) Inc., RBC Capital Markets, LLC, or UBS Securities LLC or Wells Fargo Securities, LLC, or any other underwriter that has a conflict of interest pursuant to Rule 5121, is permitted to confirm sales to any account over which they exercise discretionary authority without the specific written approval of the accountholder.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Cooley LLP, Palo Alto, California, and for the underwriters by Paul Hastings LLP, New York, New York, and Walkers, George Town, Cayman Islands has issued an opinion for us regarding certain matters of Cayman Islands law, including the validity of the ordinary shares offered hereby.

EXPERTS

The consolidated financial statements of CHC Group Ltd. at April 30, 2012 and April 30, 2013, and for each of the three years in the period ended April 30, 2013 (including the schedule appearing therein) appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands. Some of our directors and executive officers are not residents of the United States and substantially all of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or us. In addition, you may be unable to enforce judgments obtained in courts of the United States against such persons outside the jurisdiction of their residence, including judgments predicated solely upon U.S. securities laws.

There is uncertainty as to whether the courts in the Cayman Islands would enforce judgments obtained in the United States against us or our directors or executive officers, as well as the experts named herein, based on the civil liability provisions of the securities laws of the United States or allow actions in the Cayman Islands against us or our directors or executive officers based only upon the securities laws of the United States. Further, foreign judgments may not be given effect to by a Cayman Islands court where it would be contrary to public policy in the Cayman Islands or to the extent that they constitute the payment of an amount which is in the nature of a penalty and not in the nature of liquidated damages. In addition, no claim may be brought in the Cayman Islands against us or our directors and officers, as well as the experts named herein, in the first instance for a violation of U.S. federal securities laws because these laws have no extraterritorial application under Cayman Islands law and do not have force of law in the Cayman Islands.

In addition to and irrespective of jurisdictional issues, Cayman Islands courts will not enforce a provision of the U.S. federal securities laws that is either penal in nature or contrary to public policy. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by Cayman Islands courts. An award of punitive damages under a U.S. court judgment based upon U.S. federal securities law is likely to be construed by Cayman Islands courts to be penal in nature and therefore unenforceable in the Cayman Islands. Specified remedies available under the laws of U.S. jurisdictions, including specified remedies under U.S. federal securities laws, would not be available under Cayman Islands law or enforceable in a Cayman Islands court, if they are considered to be contrary to Cayman Islands public policy.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States; however, the courts of the Cayman Islands will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

•	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

•	is final and for a liquidated sum;

•	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or revenue obligations of the company;

•	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

•	recognition and enforcement of the judgment in the Cayman Islands would not be contrary to public policy; and

•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

In appropriate circumstances, the Cayman Islands courts may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the ordinary shares offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our ordinary shares, we refer you to the registration statement and to its exhibits and schedules. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We intend to make available to our ordinary shareholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

GLOSSARY

CAGR	Compounded Annual Growth Rate.

Deepwater	Water depths of approximately 4,500 feet to 7,499 feet.

Dry lease	A dry lease is a leasing arrangement whereby an entity provides an aircraft to another operator without insurance, crew, ground staff, supporting equipment or maintenance.

Embedded equity	Embedded equity, an intangible asset, represents the amount by which the estimated market value of a leased helicopter exceeded the leased helicopter purchase option price at September 16, 2008, the acquisition date of the predecessor of our indirect subsidiary by First Reserve. Embedded equity is assessed on an ongoing basis for impairment. Impairment, if any, is recognized in the consolidated statements of operations.

EMS	Emergency medical services.

Heavy helicopter	A category of twin-engine helicopters that requires two pilots, can accommodate 16 to 26 passengers and can operate under instrument flight rules, which allow daytime and nighttime flying in a variety of weather conditions. The greater passenger capacity, larger cabin, longer flight range, and ability to operate in adverse weather conditions make heavy helicopters more suitable than single engine helicopters for offshore support. Heavy helicopters are generally utilized to support the oil and gas sector, construction and forestry industries and SAR and EMS customer requirements.

HE count	Our heavy and medium helicopters, including owned and leased, are weighted at 100% and 50%, respectively, to arrive at a single HE count, excluding helicopters that are expected to be retired from the fleet.

HE Rate	The Heavy Equivalent Rate, or the HE Rate, is the third-party operating revenue from the Helicopter Services segment (excluding reimbursable revenue) divided by a weighted average factor corresponding to the number of heavy and medium helicopters in our fleet.

Long-term contracts	Contracts of three years or longer in duration.

Medium helicopter	A category of twin-engine helicopters that generally requires two pilots, can accommodate eight to 15 passengers and can operate under instrument flight rules, which allow daytime and nighttime flying in a variety of weather conditions. The greater passenger capacity, longer flight range, and ability to operate in adverse weather conditions make medium helicopters more suitable than single engine helicopters for offshore support. Medium helicopters are generally utilized to support the oil and gas sector, construction and forestry industries and SAR and EMS customer bases in certain jurisdictions. Medium helicopters can also be used to support the utility and mining sectors, as well as certain parts of the construction and forestry industries, where transporting a smaller number of passengers or carrying light loads over shorter distances is required.

MRO	Maintenance, repair and overhaul.

New technology	When used herein to classify our helicopters, a category of higher value, recently produced, more sophisticated and more comfortable helicopter, including Eurocopter’s EC225, EC135, EC145 and EC155; Agusta’s AW139; and Sikorsky’ S76C+, S76C++ and S92A.

OEM	Original equipment manufacturer.

PBH	Power-by-the-hour. A program where a helicopter operator pays a fee per flight hour to an MRO provider as compensation for repair and overhaul components required in order for the helicopter to maintain an airworthy condition.

Rotables	Helicopter parts that can be repaired and reused such that they typically have an expected life approximately equal to the helicopters they support.

SAR	Search and rescue.

Ultra-deepwater	Water depths of approximately 7,500 feet or more.

CHC GROUP LTD.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder of CHC Group Ltd.,

We have audited the accompanying consolidated balance sheets of CHC Group Ltd. (the “Company”) as of April 30, 2012 and 2013, and the related consolidated statements of operations and comprehensive income (loss), shareholder’s equity, and cash flows for each of the three years in the period ended April 30, 2013. Our audits also included the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CHC Group Ltd. at April 30, 2012 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Chartered Accountants

Vancouver, Canada

October 25, 2013, except as to Note 18, which is as of January 6, 2014

CHC Group Ltd.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

	April 30, 2012	April 30, 2013
Assets
Current assets:
Cash and cash equivalents	$55,639	$123,801
Receivables, net of allowance for doubtful accounts of $2.6 million and $4.3 million, respectively (notes 4 and 12)	266,152	317,302
Income taxes receivable	20,747	25,871
Deferred income tax assets (note 17)	8,542	49
Inventories (note 11)	90,013	105,794
Prepaid expenses	21,184	22,219
Other assets (note 13)	33,195	56,083

	495,472	651,119
Property and equipment, net (note 6)	1,026,860	1,075,254
Investments (note 10)	24,226	26,896
Intangible assets (note 8)	217,890	197,810
Goodwill (note 9)	433,811	430,462
Restricted cash	25,994	29,639
Other assets (note 13)	364,134	439,789
Deferred income tax assets (note 17)	48,943	10,752
Assets held for sale (note 7)	79,813	32,047

	$2,717,143	$2,893,768

Liabilities and Shareholder’s Equity
Current liabilities:
Payables and accruals	$363,979	$420,406
Deferred revenue	23,737	27,652
Income taxes payable	43,709	48,073
Deferred income tax liabilities (note 17)	11,729	618
Current facility secured by accounts receivable (note 4)	45,566	53,512
Other liabilities (note 14)	23,648	47,791
Current portion of long-term debt obligations (note 15)	17,701	2,138

	530,069	600,190
Long-term debt obligations (note 15)	1,269,379	1,475,087
Deferred revenue	43,517	55,990
Other liabilities (note 14)	191,521	246,455
Deferred income tax liabilities (note 17)	20,072	10,627

Total liabilities	2,054,558	2,388,349

Redeemable non-controlling interest	1,675	(8,262)
Capital stock: Par value $0.0001 (note 18);
Authorized: 2,000,000,000 (note 18)
Issued: 46,519,484 (note 18)	5	5
Contributed surplus (note 18)	1,695,620	1,696,066
Deficit	(973,119)	(1,092,555)
Accumulated other comprehensive loss	(61,596)	(89,835)

	660,910	513,681

	$2,717,143	$2,893,768

See accompanying notes to consolidated financial statements.

CHC Group Ltd.

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)

	For the year ended
	April 30, 2011	April 30, 2012	April 30, 2013
Revenue	$1,445,460	$1,692,539	$1,743,847
Operating expenses:
Direct costs	(1,212,360)	(1,382,425)	(1,391,837)
Earnings from equity accounted investees	2,159	2,844	4,718
General and administration costs	(64,867)	(70,108)	(74,113)
Depreciation (note 6)	(99,625)	(112,967)	(131,926)
Restructuring costs (note 5)	(4,751)	(22,511)	(10,976)
Asset impairments (notes 6, 7, 8 and 13)	(29,403)	(17,651)	(29,981)
Gain (loss) on disposal of assets	7,193	8,169	(15,483)

	(1,401,654)	(1,594,649)	(1,649,598)

Operating income	43,806	97,890	94,249

Interest on long-term debt	(91,462)	(116,578)	(127,199)
Foreign exchange gain (loss)	17,891	1,819	(11,383)
Other financing charges (note 16)	(66,994)	(15,019)	(18,729)

Loss from continuing operations before income tax	(96,759)	(31,888)	(63,062)

Income tax recovery (expense) (note 17)	32,833	(48,225)	(54,452)

Loss from continuing operations	(63,926)	(80,113)	(117,514)

Earnings (loss) from discontinued operations, net of tax (note 7)	(3,202)	(16,107)	1,025

Net loss	$(67,128)	$(96,220)	$(116,489)

Net earnings (loss) attributable to:
Controlling interest	$(72,197)	$(108,642)	$(119,436)
Non-controlling interest	5,069	12,422	2,947

Net loss	$(67,128)	$(96,220)	$(116,489)

Net loss per ordinary share attributable to controlling interest – basic and diluted (note 18):
Continuing operations	(1.57)	(2.05)	(2.59)
Discontinued operations	(0.07)	(0.35)	0.02
Net loss per ordinary share	(1.64)	(2.40)	(2.57)

See accompanying notes to consolidated financial statements.

CHC Group Ltd.

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in thousands of United States dollars)

	For the year ended
	April 30, 2011	April 30, 2012	April 30, 2013
Net loss	$(67,128)	$(96,220)	$(116,489)

Other comprehensive income (loss):
Net foreign currency translation adjustments	90,507	(62,757)	(3,958)
Net change in defined benefit pension plan, net of income tax of $18.6 million, $6.0 million and $(0.5) million	53,419	(25,437)	(36,996)
Net change in cash flow hedges	(571)	(2,437)	(169)

Comprehensive income (loss)	$76,227	$(186,851)	$(157,612)

Comprehensive income (loss) attributable to:
Controlling interest	$48,113	$(185,439)	$(147,675)
Non-controlling interest	28,114	(1,412)	(9,937)

Comprehensive income (loss)	$76,227	$(186,851)	$(157,612)

See accompanying notes to interim consolidated financial statements.

CHC Group Ltd.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

	For the year ended
	April 30, 2011	April 30, 2012	April 30, 2013
Cash provided by (used in):
Operating activities:
Net loss	$(67,128)	$(96,220)	$(116,489)
Earnings (loss) from discontinued operations, net of tax	(3,202)	(16,107)	1,025

Loss from continuing operations	(63,926)	(80,113)	(117,514)
Adjustments to reconcile net loss to cash flows provided by (used in) operating activities:
Depreciation	99,625	112,967	131,926
Loss (gain) on disposal of assets	(7,193)	(8,169)	15,483
Asset impairments	29,403	17,651	29,981
Earnings from equity accounted investees	(2,159)	(2,844)	(4,718)
Deferred income taxes	(37,142)	32,172	20,586
Non-cash stock-based compensation expense	1,655	735	446
Amortization of unfavorable contract credits	(22,868)	(11,548)	(2,842)
Amortization of lease related fixed interest rate obligations	(3,920)	(3,265)	(2,803)
Amortization of long-term debt and lease deferred financing costs	7,795	8,813	9,952
Write-off of unamortized transaction costs on the senior facility agreement	47,140	—	—
Non-cash accrued interest income on funded residual value guarantees receivable	(6,923)	(7,358)	(6,990)
Mark to market loss on derivative instruments	9,350	5,380	405
Non-cash defined benefit pension expense (note 20)	21,966	15,573	7,398
Defined benefit contributions and benefits paid	(30,117)	(44,480)	(46,673)
Unrealized loss (gain) on foreign currency exchange translation	8,534	(1,965)	6,290
Increase to deferred lease financing costs	(2,621)	(6,981)	(4,076)
Other	6,168	10,675	9,765
Decrease in cash resulting from changes in operating assets and liabilities (note 22)	(12,475)	(21,649)	(47,462)

Cash provided by (used in) operating activities	42,292	15,594	(846)

Financing activities:
Sold interest in accounts receivable, net of collections	(25,309)	27,203	7,262
Net proceeds from issuance of capital stock	—	100,000	—
Proceeds from issuance of senior secured notes	1,082,389	—	202,000
Long-term debt proceeds	262,800	867,853	1,168,745
Long-term debt repayments	(213,920)	(786,808)	(1,178,035)
Increase in senior secured notes, senior credit facility and revolver deferred financing costs	(42,721)	(1,033)	(3,971)
Repayment of senior credit facility debt	(1,020,550)	—	—
Redemption of senior subordinated notes	(129)	—	—
Settlement of interest rate swap and other breakage fees	(45,711)	—	—
Related party loans (note 14)	—	—	25,000

Cash provided by (used in) financing activities	(3,151)	207,215	221,001

CHC Group Ltd.

Consolidated Statements of Cash Flows (continued)

(Expressed in thousands of United States dollars)

	For the year ended
	April 30, 2011	April 30, 2012	April 30, 2013
Investing activities:
Property and equipment additions	$(228,804)	$(376,624)	$(427,879)
Proceeds from disposal of property and equipment	61,768	218,259	353,341
Proceeds from the sale of the flight training operations to CAE Inc.	29,779	—	—
Aircraft deposits net of lease inception refunds	(28,253)	(47,307)	(71,675)
Restricted cash	4,755	(13,135)	(5,753)
Distributions from equity investments	—	1,134	2,049

Cash used in investing activities	(160,755)	(217,673)	(149,917)

Cash provided by (used in) continuing operations	(121,614)	5,136	70,238

Cash flows provided by (used in) discontinued operations:
Cash flows provided by (used in) operating activities	(1,032)	2,240	1,025
Cash flows provided by (used in) financing activities	1,032	(2,240)	(1,025)

Cash provided by (used in) discontinued operations	—	—	—
Effect of exchange rate changes on cash and cash equivalents	15,431	(18,517)	(2,076)

Change in cash and cash equivalents during the year	(106,183)	(13,381)	68,162

Cash and cash equivalents, beginning of year	175,203	69,020	55,639

Cash and cash equivalents, end of year	$69,020	$55,639	$123,801

See accompanying notes to consolidated financial statements.

CHC Group Ltd.

Consolidated Statements of Shareholder’s Equity (note 18)

(Expressed in thousands of United States dollars)

	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive earnings (loss)	Total shareholder’s equity	Redeemable non- controlling interests
April 30, 2010	$5	$1,593,230	$(792,280)	$(105,109)	$695,846	$(25,027)
Net change in cash flow hedges	—	—	—	(571)	(571)	—
Foreign currency translation	—	—	—	90,714	90,714	(207)
Stock compensation expense (note 19)	—	1,655	—	—	1,655	—
Defined benefit plan, net of income tax expense of $18.6 million	—	—	—	30,167	30,167	23,252
Net earnings (loss)	—	—	(72,197)	—	(72,197)	5,069

April 30, 2011	5	1,594,885	(864,477)	15,201	745,614	3,087
Issuance of capital stock	—	100,000	—	—	100,000	—
Net change in cash flow hedges	—	—	—	(2,437)	(2,437)	—
Foreign currency translation	—	—	—	(60,608)	(60,608)	(2,149)
Stock compensation expense (note 19)	—	735	—	—	735	—
Defined benefit plan, net of income tax expense of $6.0 million	—	—	—	(13,752)	(13,752)	(11,685)
Net earnings (loss)	—	—	(108,642)	—	(108,642)	12,422

April 30, 2012	5	1,695,620	(973,119)	(61,596)	660,910	1,675
Net change in cash flow hedges	—	—	—	(169)	(169)	—
Foreign currency translation	—	—	—	(3,824)	(3,824)	(134)
Stock compensation expense (note 19)	—	446	—	—	446	—
Defined benefit plan, net of income tax benefit of $(0.5) million	—	—	—	(24,246)	(24,246)	(12,750)
Net earnings (loss)	—	—	(119,436)	—	(119,436)	2,947

April 30, 2013	$5	$1,696,066	$(1,092,555)	$(89,835)	$513,681	$(8,262)

See accompanying notes to consolidated financial statements.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

1.	Operations:

These consolidated financial statements include the results of CHC Group Ltd. and its subsidiaries (the “Company”, “we”, “us” or “our”) for the three years ended April 30, 2013.

CHC Group Ltd. (formerly known as FR Horizon Holding (Cayman) Inc.) was incorporated on July 3, 2008 under the laws of the Cayman Islands. The Company’s sole purpose was to acquire CHC Helicopter Corporation (“CHC”), its Predecessor (“the Predecessor”).

Through the acquisition of the Predecessor, we became a global commercial operator of helicopters to the offshore oil and gas industry, with major units in Norway, the Netherlands, the United Kingdom, Africa, Australia, Canada and Brazil. Our principal activities are: helicopter transportation services and maintenance, repair and overhaul (“MRO”).

2.	Significant accounting policies:

(a)	Basis of presentation:

These consolidated financial statements have been prepared according to United States Generally Accepted Accounting Principles (“US GAAP”).

(b)	Critical accounting estimates and assumptions:

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Areas where significant estimates and assumptions have been made include: classification of aircraft operating leases, consolidation of variable interest entities, property and equipment, goodwill and intangible asset impairment, pension benefits, contingent liabilities, income taxes and stock based compensation.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the estimation process is inherently uncertain, actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on our financial statements. Any change would be accounted for in the period in which it occurs.

(c)	Principles of consolidation:

These consolidated financial statements include the accounts of CHC Group Ltd. and those entities that we have the ability to control through voting or other rights. Investments in entities in which we have a majority voting interest and entities that are Variable Interest Entities (“VIEs”) of which we are the primary beneficiary are consolidated. The equity method of accounting is applied for investments if we have the ability to exercise significant influence over an entity that (i) is not a variable interest entity or (ii) is a variable interest entity, but we are not deemed to be the primary beneficiary.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

2.	Significant accounting policies (continued):

(c)	Principles of consolidation (continued):

Amendments to Accounting for Variable Interest Entities

On May 1, 2010, we adopted an amendment to the accounting and disclosure requirements for the consolidation of VIEs. The new guidance made significant changes to the model for determining who should consolidate a VIE by specifically eliminating the quantitative approach to determining the primary beneficiary. The amendment requires the use of a qualitative approach to determine the primary beneficiary, based on the power to direct activities of the VIE that most significantly impact its economic performance. In addition, the new guidance removes the concept of a qualifying special-purpose entity. On adoption of the new VIE guidance, we concluded we are not the primary beneficiary of Thai Aviation Services Limited (“TAS”) and retroactively restated our financial statements to begin equity accounting for our investment beginning June 2009. See note 4 for additional information on the accounting for the investment in TAS.

(d)	Functional and presentation currency:

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in US dollars, which is the functional currency of CHC Group Ltd. Significant subsidiaries have functional currencies of Pound Sterling (“£”), Norwegian Kroner (“NOK”), Australian dollars (“AUD”) and Euros (“€”).

(i)	Transactions and balances:

Foreign currency transactions are translated into the functional currency using the average rate in effect during the transaction reporting period. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in other than an entity’s functional currency are recognized in the statement of operations.

(ii)	Consolidated companies:

The results and financial position of all the consolidated entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities are translated at the closing rate at the date of each balance sheet;

•	income and expenses are translated at average exchange rates in effect during the reporting period; and

•	exchange gains or losses arising on consolidation are deferred in accumulated other comprehensive income (loss) until complete or substantially complete liquidation of our investment in the foreign subsidiary.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

2.	Significant accounting policies (continued):

(d)	Functional and presentation currency (continued):

(ii)	Consolidated companies (continued):

The currencies which most influence these translations and the relevant exchange rates were:

	2011	2012	2013
Average rates:
£/US $	1.564049	1.592488	1.573735
CAD/US $	0.987654	1.004218	0.996413
NOK/US $	0.167802	0.177044	0.172977
AUD/US $	0.954370	1.042780	1.031586
€/US $	1.330173	1.366640	1.286369
Period end rates, April 30:
£/US $	1.663547	1.622622	1.554011
CAD/US $	1.051414	1.011736	0.992851
NOK/US $	0.189675	0.174524	0.173352
AUD/US $	1.089160	1.041076	1.037033
€/US $	1.478393	1.322845	1.317017

(e)	Revenue:

We recognize revenue when there is persuasive evidence of an arrangement; the services or products have been performed or delivered to the customer; the sales price is fixed or determinable; and collection is reasonably assured.

(i)	Helicopter Services:

The majority of customer contracts earn revenues based on hourly flight rates, fixed monthly charges or a combination of both. Revenue related to flying services that are billed hourly is recognized as hours are flown. Fixed monthly charges are recognized monthly over the term of the contract. Certain contracts provide for mobilization revenue, which is the advance billing for the delivery of an aircraft to a specific location and the setup of the aircraft and personnel prior to commencement of flying services under the contract. Mobilization revenue does not qualify as a separate unit of accounting; accordingly, it is deferred and recognized as flying services are provided under the contract. Related direct and incremental mobilization costs are deferred and amortized over the term of the contract.

Costs that are reimbursed by the customer as stipulated within certain customer contracts (such as fuel, landing fees and other costs) are recognized as revenue when reimbursable costs are incurred by us and amounts become owing from the customer.

Customer contracts are for varying periods and may permit the customer to cancel the contract before the end of the term.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

2.	Significant accounting policies (continued):

(e)	Revenue (continued):

(ii)	Heli-One (Maintenance and repair and overhaul):

We enter into long-term Power by Hour (“PBH”) contracts with third-party customers to provide maintenance and repair and overhaul (“R&O”) services on customer owned engines and components. Under these contracts, customers pay us a fixed fee per hour flown and we provide R&O services for the customer’s engines and components over the specific term of the contract. These R&O contracts contain multiple deliverables that include predetermined major component overhauls at specific intervals based on hours flown and ongoing routine maintenance on major and non-major components. Each deliverable is treated as a separate unit of accounting as each deliverable has value to the customer on a stand-alone basis.

In October 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance on multiple deliverables in revenue arrangements, which was adopted by us on May 1, 2011 for new revenue arrangements entered into or materially modified after this date. This update provides guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting and establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable is based on: vendor-specific objective evidence, if available; third-party evidence if vendor-specific objective evidence is not available; or estimated selling price if neither vendor-specific or third-party evidence is available.

For contracts entered into or materially modified after May 1, 2011, the relative-selling-price method has been used to allocate the consideration to the two contract deliverables. Under this method, the selling price of the scheduled major overhaul has been determined based on the price charged for an overhaul when it is sold separately by us and the selling price for the ongoing routine maintenance has been determined using the best estimate of selling price. On the adoption of this standard, there was no significant impact on the financial position, cash flows or results of operations.

For contracts entered into before May 1, 2011, the residual method has been used to allocate the fair value of these deliverables because we do not have objective reliable evidence of the fair value of the ongoing routine maintenance. Under this method, the amount of consideration allocated to the delivered item equals the total consideration less the fair value of the undelivered item. Adoption of the new guidance required us to discontinue use of the residual value method for new or materially modified contracts.

Customers are usually invoiced in advance for R&O services performed under PBH contracts, with a portion of this revenue recognized on a monthly basis as hours are flown by the customer to reflect ongoing routine maintenance services provided. The balance is recognized as the scheduled major component overhauls are completed.

For other long-term maintenance contracts, revenue is recognized based on the completed contract method. Costs incurred for in progress contracts are classified as work in progress in the inventory line item of the consolidated balance sheets.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

2.	Significant accounting policies (continued):

(e)	Revenue (continued):

(iii)	Other:

Unfavorable contract credits, which were recognized as liabilities at the time of acquisition of the Predecessor, are amortized to net loss as revenue over the term of the related contract, which ranges from 1 to 6 years.

(f)	Accounts receivable:

Trade and other receivables are stated at net realizable value. We maintain an allowance for doubtful accounts against our trade receivables for estimated losses that may arise if our customers are unable to make required payments. Management specifically analyzes the age of outstanding customer balances, historical bad debts, customer credit worthiness, payment history and other factors when making estimates of the uncollectibility of our receivables. When all or part of a trade receivable is known to be uncollectible, the trade receivable and related allowance are written off. Amounts subsequently recovered from trade receivables previously considered uncollectible and written off are recorded in net loss as an expense recovery in the period that the cash is collected.

(g)	Transfer of receivables:

We sell pools of our trade receivables, or beneficial interests therein, to a single seller special purpose entity (“SPE”) to fund our operations. The transfer of receivables is accounted for as a sale when the criteria for sale accounting are met.

(h)	Cash and cash equivalents:

Cash and cash equivalents consist of cash on hand with banks and investments in money market instruments with maturities of less than 90 days that are readily convertible to known amounts of cash.

(i)	Restricted cash:

We have restricted cash that is retained to fund required claims reserves and deposits held as security for guarantees and bid bonds for our reinsurance subsidiary. In addition, cash that can only be used to support the securitization of transferred receivables and other purposes has been classified as restricted.

(j)	Inventories:

Inventories comprised of consumable parts and supplies, are measured at the lower of the weighted average acquisition cost or market value, and are charged to direct costs when used in operations. The cost of acquisition is the price paid to the manufacturer or supplier including an allocation for freight charges. We record provisions to reduce inventory to the lower of cost or market value, to reflect changes in economic factors that impact inventory value or reflect present intentions for the use of slow moving and obsolete supplies inventory.

(k)	Property and equipment:

Property and equipment includes flying assets, facilities and equipment, which are initially recorded at cost, including capitalized interest, and are amortized over their estimated useful lives under the methods described below to their residual values.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

2.	Significant accounting policies (continued):

(k)	Property and equipment (continued):

Long-lived assets that have been classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell and are not amortized once they are classified as held for sale.

(i)	Flying assets:

Aircraft and major components are recorded at cost and are depreciated on a straight-line basis over their estimated useful life of 10-25 years, with the residual value used in the calculation of depreciation being 50%. Blades are recorded at cost and are depreciated on a straight-line basis over their estimated useful life of 25 years. The cost of major airframe inspections as required by the manufacturer and aviation regulatory authorities and modifications that are considered betterments and improvements for both owned and leased aircraft are capitalized. The major airframe inspections are amortized on a straight-line basis over the period to the estimated date of the next inspection. The modifications are amortized over the lower of the estimated useful life of the modification or the aircraft lease term.

The residual value and useful lives of our aircraft are reviewed when there are indicators that a change in estimate may be necessary. During the year, as part our fleet plan review, we identified certain aircraft types that we anticipate exiting once they have completed their flying obligations on current and potential future contracts. We completed an impairment test for these aircraft and recorded an impairment of our assets held for use. We also completed a depreciation review for these aircraft and certain other aircraft. As a result of the depreciation review we reduced the remaining useful lives and residual values of certain aircraft types. The decrease in the estimated useful life and change in residual value was accounted for as a change in estimate and resulted in an increase to depreciation of $11.3 million and a decrease in property and equipment in the year ended April 30, 2013 respectively.

Rotable and repairable assets are recorded at cost and are amortized on a pooled basis to their estimated residual value on a 20% declining balance basis. When components are retired or otherwise disposed of in the ordinary course of business, their original cost, net of salvage or sale proceeds, is charged to accumulated depreciation.

Maintenance and repairs for owned and leased major components, spares and rotable and repairable parts are charged to direct costs as incurred.

(ii)	Facilities and equipment:

Facilities are composed of hangars, heliports and other buildings housing base operations and administrative support. Equipment includes repair and overhaul, manufacturing and base equipment and vehicles. Such facilities and equipment are recorded at cost and are amortized to their estimated residual value on a straight-line basis at 5% and 20%, respectively. Leasehold improvements associated with leased facilities and equipment are capitalized and amortized on a straight-line basis over the shorter of their estimated useful life and respective lease term.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

2.	Significant accounting policies (continued):

(l)	Impairment of long-lived assets:

Long-lived assets, comprised of property and equipment and intangibles subject to amortization, are assessed for impairment whenever events or circumstances indicate that their carrying value may not be recoverable. For the purpose of impairment testing, long-lived assets are grouped and tested for recoverability at the lowest level that generates independent cash flows from another asset group. In testing the recoverability of the assets, the carrying value of the assets or asset groups is compared to the future projected undiscounted cash flows. The cash flows are based on management’s expectations of future revenues and expenses including costs to maintain the assets over their respective service lives. An impairment loss is recognized as the excess of the carrying value over the fair value when an asset or asset group is not recoverable. Fair value is based on valuation techniques or third-party appraisals. Significant estimates and judgments are applied in determining these cash flows and fair values.

The recoverability of goodwill and indefinite life intangible assets is assessed on an annual basis or more frequently if events or circumstances indicate that the carrying value may not be recoverable. During the year ended April 30, 2012, the date of the annual impairment test for goodwill and indefinite lived intangible assets was changed from April 30 to February 1. We adopted this change in timing in order to ensure that the annual impairment analysis would be completed by the required filing date of our annual financial statements. In addition, this change in timing provides us with additional time to quantify the fair value of our reporting units and, if necessary, to determine the implied fair value of goodwill. The revised date also more closely aligns with our internal budgeting and forecasting process. In accordance with GAAP, we perform interim impairment testing should circumstances requiring it arise. Management believes this accounting change is preferable and does not result in the delay, acceleration, or avoidance of an impairment charge. This change was not applied retrospectively as it is impracticable to do so because retrospective application would require the application of significant estimates and assumptions with the use of hindsight. Accordingly, the change was applied prospectively.

Goodwill is assessed for impairment at the reporting unit level. The fair value of a reporting unit is compared with its carrying amount, including goodwill. Significant estimates are applied in determining fair value, which include the discount rate that is applied to management’s estimate of expected cash flows and assumptions about the future revenue, expenses and costs incurred to maintain the assets over their respective service lives.

If the carrying amount of a reporting unit exceeds its fair value, then implied fair value of the reporting unit’s goodwill is calculated. An impairment loss, if any, is recognized equal to the amount that the carrying value of the reporting unit’s goodwill exceeds its implied fair value.

(m)	Leases:

(i)	Lease classification:

When we assume substantially all the risks and rewards of ownership in a lease it is classified as a capital lease. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

2.	Significant accounting policies (continued):

(m)	Leases (continued):

(i)	Lease classification (continued):

recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under capital leases are apportioned between interest expense and the reduction of the outstanding liability. The interest expense is allocated to each period during the lease term to produce a constant periodic rate of interest on the remaining balance of the liability. Other leases are classified as operating leases and are not recognized in our consolidated balance sheets. Payments made under operating leases are recognized in direct costs on a straight-line basis over the term of the lease. Contingent lease payments are accounted for in the period when it becomes probable they will be incurred. Direct costs of arranging lease financing are deferred and amortized straight-line over the term of the lease.

(ii)	Residual value guarantees:

At the inception of an operating lease where we have guaranteed a portion of the aircraft residual values at the end of the lease term, a liability is recognized with a corresponding prepaid rent asset that represents the fair value of the guaranteed aircraft residual. The prepaid rent asset is amortized on a straight-line basis to net loss over the lease term of the related asset and the liability is settled at the end of the lease term.

(iii)	Embedded equity in lease contracts:

We recognized intangible assets on the acquisition of the Predecessor, which represents the excess of the market prices on the date of acquisition to the fixed lease buyout prices under certain aircraft operating leases. The recoverability of these assets is dependent on aircraft values which are impacted by market conditions including demand for certain aircraft types and changes in technology arising from the introduction of newer, more efficient aircraft. Embedded equity is not amortized but is tested for impairment on an ongoing basis. In the event that a purchase option is exercised, the embedded equity is added to the carrying value of the purchased asset. Embedded equity that is not realized at the end of an aircraft operating lease is recognized as an expense in the statement of operations.

(iv)	Lessee involvement in assets under construction:

Where we provide guarantees to lessors in respect of novated aircraft purchase contracts we are required to record assets under construction and corresponding obligations as prescribed by US GAAP. Once an aircraft is delivered under these agreements, a sale-leaseback transaction will occur as we enter into an operating lease with the lessor. Upon entering an operating lease, the assets under construction and corresponding liability are removed from the balance sheet.

(n)	Income taxes:

We follow the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on temporary differences between the tax basis and accounting basis of the assets and liabilities measured using tax rates enacted at the balance sheet date. We generally believe that the positions taken on previously filed income tax returns are more

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

2.	Significant accounting policies (continued):

(n)	Income taxes (continued):

likely than not to be sustained by the taxation authorities. We have recorded income tax and related interest liabilities where we believe our position may not be sustained or where the full income tax benefit will not be recognized. Interest and penalties are classified as other financing charges in the statement of operations.

We have assessed the realization of the deferred income tax asset (net of allowance) related to income tax losses as more likely than not. This determination was based on assumptions regarding the reversal of existing deferred tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and an ability to implement tax planning measures. If, in the future, it is determined that it is more likely than not that all or part of the deferred tax asset will not be realized, a charge will be made to earnings in the period when such determination is made.

(o)	Employee benefits:

(i)	Pension costs and obligations:

We maintain defined contribution and defined benefit pension plans for substantially all of our employees. The cost of defined benefit plans are determined based on independent annual actuarial valuations performed using the projected benefit method prorated on services and management’s estimate of expected plan asset performance, salary escalation and various other factors including expected health care costs, mortality rates, terminations and retirement ages. The excess of unrecognized net actuarial gains and losses over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service life of the plan participants. When an event giving rise to a settlement and a curtailment occurs, the curtailment is accounted for prior to the settlement. The funded status of defined benefit pension plans and other post-retirement benefit plans is recognized on the balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax.

Measuring our obligations under the plans and the related periodic pension expense involves significant estimates. These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets, the rate of future compensation increases and mortality rates. Differing estimates may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations.

(ii)	Stock-based compensation:

Stock-based compensation is measured at the grant date based on the estimated fair value of the awards granted. The related cost is recognized net of an estimated forfeiture rate. The compensation cost is recognized only for those options where it is probable that performance criteria will be met in the future. For awards which only have service conditions, the compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

2.	Significant accounting policies (continued):

(p)	Financial Instruments:

(i)	Transaction costs:

Transaction costs related to long-term debt are capitalized and amortized over the expected life of the debt using the effective interest rate method. Transaction costs incurred in connection with securing revolving credit facilities are deferred and amortized on a straight-line basis over the terms of the related credit facilities to net loss. Deferred transaction costs are included in other assets in the consolidated balance sheets.

(ii)	Fair value measurement:

A three-level valuation hierarchy is used for fair value measurement. The hierarchy reflects the significance of the inputs used in making the fair value measurements, which is as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability.

Level 3 – inputs that are not based on observable market data.

On February 1, 2012, we adopted an accounting amendment for fair value measurements and related disclosures. This amendment provides guidance about how fair value should be applied where it already is required or permitted under US GAAP. Additional disclosure requirements in the update include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity’s use of a nonfinancial asset that is different from the asset’s highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy.

(iii)	Hedging and derivatives:

We enter into derivative contracts including foreign exchange forward contracts and interest swaps to manage our foreign exchange and interest rate risk. Derivative contracts that are not formally designated as hedges and do not qualify for hedge accounting treatment are classified as held-for-trading and are recognized at fair value with the resulting gains and losses recognized in other financing charges within net loss.

When a hedge is formally de-designated because it is discontinued or no longer meets the criteria for hedge accounting, any cumulative gain or loss recorded in other comprehensive income (loss) remains in other comprehensive income (loss) until the forecasted transaction is recorded. When a forecasted transaction is no longer expected to occur, the net cumulative gain or loss that was reported in other comprehensive income (loss) is immediately recorded in net loss. Any ineffective portion of a hedge is recognized immediately in net loss.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

2.	Significant accounting policies (continued):

(p)	Financial Instrument (continued):

(iii)	Hedging and derivatives (continued):

Certain of our customer contracts are denominated in a currency that is other than the functional currency of the parties to the contract. This gives rise to embedded derivatives which are accounted for as derivative financial instruments. These are measured at fair value with resulting gains and losses recorded in the statement of operations as an other financing charge.

(q)	Loss per ordinary share:

Basic loss per ordinary share is computed by dividing income available to common stockholders by the weighted average number of shares of Capital stock outstanding during the period. Diluted loss per ordinary share excludes options to purchase shares, restricted stock units and restricted stock awards, which were outstanding during the period but were anti-dilutive.

(r)	Recent accounting pronouncements:

Presentation of comprehensive income in financial statements:

In June 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting pronouncement that provides new guidance on the presentation of comprehensive income in financial statements. Entities are required to present total comprehensive income either in a single, continuous statement of comprehensive income or in two, separate, but consecutive, statements. Under either method, entities must display adjustments for items reclassified from other comprehensive income to net income in both net income and comprehensive income. In December 2011, the FASB issued an accounting pronouncement that defers the requirement to present components of reclassifications of comprehensive income by income statement line item on the statement of comprehensive income, with all other requirements of the presentation of comprehensive income unaffected. The provisions for these pronouncements are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. We have adopted this guidance retrospectively using the two-statement approach presentation.

Multiemployer defined benefit plans:

In September 2011, the FASB provided additional guidance on disclosures surrounding multiemployer defined benefit plans including the level of our participation in the plan, the financial health of the plan and the nature of commitments to the plan. This guidance is effective for our fiscal year ending April 30, 2013. We have provided these additional disclosures on the multiemployer pension plan in note 20.

Annual indefinite-life intangible asset impairment testing:

On May 1, 2013 we adopted the amended accounting guidance on the annual indefinite-life intangible asset impairment testing to allow for the assessment of qualitative factors in determining if it is more likely than not that asset might be impaired and whether it is necessary to perform the intangible asset impairment test required by the current accounting standards. This new guidance did not have a material impact on our consolidated financial statements.

Reporting of amounts reclassified out of accumulated other comprehensive income.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

2.	Significant accounting policies (continued):

(r)	Recent accounting pronouncements (continued):

On May 1, 2013 we adopted the amendment to the disclosure requirements for amounts reclassified out of accumulated other comprehensive income. Entities are required to separately provide information about the effects on net income of significant amounts reclassified out of each component of accumulated other comprehensive income if those amounts all are required under other accounting pronouncements to be reclassified to net income (loss) in their entirety in the same reporting period. Entities are required to provide this information together, either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. This new guidance did not have a material impact on our consolidated financial statements.

(s)	Recent accounting pronouncements not yet adopted:

In July 2013, the FASB issued accounting guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss or tax credit carryforward exists. This guidance is effective for the annual financial statements for the year ending April 30, 2015. We are currently assessing the impact of this guidance on our consolidated financial statements.

3.	Sale of flight training operations:

In the year ended April 30, 2011 we completed the sale of our flight training operations to CAE Inc. (“CAE”) for net proceeds of $29.8 million. Of the total sale proceeds, $17.7 million relates to the sale of four flight training simulators, software, and customer contracts. The remaining $12.1 million was considered an inducement to enter into a fifteen year Master Training Services Agreement (“MTSA”) with CAE for the provision of training services to us on CAE’s worldwide network of simulators, which now includes the assets purchased from us. A portion of the sale proceeds was considered an inducement as it is refundable on a pro-rata basis in the event that we cancel the contract early.

The inducement proceeds have been deferred in other liabilities and are recognized as a reduction in direct costs over the term of the MTSA as the amounts become non-refundable.

The MTSA commits us to annual minimum training purchases as follows:

Minimum training service purchase commitment
2014	$9,700
2015	9,400
2016	9,300
and thereafter	21,000

$49,400

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

4.	Variable interest entities:

(a)	VIEs of which the Company is the primary beneficiary:

(i)	Local ownership VIEs:

Certain areas of operations are subject to local governmental regulations that may limit foreign ownership of aviation companies. Accordingly, operations in certain jurisdictions may require the establishment of local ownership entities that are considered to be VIEs. The nature of our involvement with consolidated local ownership entities is as follows:

EEA Helicopters Operations B.V. (“EHOB”)

EHOB is incorporated in the Netherlands and through its wholly-owned subsidiaries in Norway, Denmark, the Netherlands, the United Kingdom and Ireland provides helicopter flying services to customers in Europe.

We own 49.9% of the common shares (9,896,085 Class B shares) of EHOB, with the remaining 50.1% of the common shares (9,935,750 Class A shares) held by a European investor. The Management Board of EHOB is comprised of one director nominated by the Class B shareholders and three directors nominated by the Class A shareholder.

We also own 7,000,000 par value 1 Euro Profit Certificates in EHOB. Through our ownership of the Profit Certificates, we are entitled to a cumulative annual dividend equal to 30% of the issue price of each Profit Certificate (equivalent to a cumulative annual dividend of € 2.1 million) for the first 7 years after issuance and thereafter, a cumulative annual dividend equal to 5% of the issue price of each Profit Certificate (equivalent to a cumulative annual dividend of €0.35 million), subject to Board approval and the availability of cash and further subject to any and all restrictions applicable under Dutch law.

We also hold a call option over the Class A shareholder’s stock in EHOB and have granted a put option to the Class A shareholder which entitles the Class A shareholder to put its shares back to us. Both the put and call are exercisable in certain circumstances including: liquidation, events of default, and if the Company makes a public offering of its shares resulting in change in control. The Class A shareholder also holds a call option over our Class B shares which is exercisable only in the event of bankruptcy.

We have determined that the activities that most significantly impact the economic performance of EHOB are: servicing existing flying services contracts and entering into new contracts, safety and training, and maintenance of aircraft. Through agreement with EHOB, we have the right to enter directly into new flying services contracts and require that EHOB act as the subcontractor for provision of those services. EHOB’s fleet of aircraft is leased entirely from us and the lease agreements require that all aircraft maintenance be provided by us. The shareholders’ agreement requires EHOB to ensure safety standards meet minimums set by us.

As a result of consolidating EHOB, the Company has recorded a non-controlling interest relating to the 50.1% Class A shareholder’s interest in the net assets of EHOB. As at April 30, 2012, the redeemable non-controlling interest is $1.7 million and as at April 30, 2013 the non-controlling interest is a loss of

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

4.	Variable interest entities (continued):

(a)	VIEs of which the Company is the primary beneficiary (continued):

(i)	Local ownership VIEs (continued):

EEA Helicopters Operations B.V. (“EHOB”) (continued)

$8.3 million. Because of the terms of the put and call arrangements with the European investor, the non-controlling interest is considered redeemable and is classified outside of equity.

BHH – Brazilian Helicopter Holdings S.A. (“BHH”)

BHH holds an investment in the common shares of its subsidiary, BHS – Brazilian Helicopter Services Taxi Aereo S.A. (“BHS”). BHS provides helicopter flying services to customers in Brazil.

We have a 60% interest in BHH, comprised of 100% of the non-voting preferred shares and 20% of the ordinary voting shares. The remaining equity interest comprised of 80% of the ordinary voting shares is held by a Brazilian investor, whose investment was financed by us and is therefore considered to be a related party.

We have entered into a put/call arrangement which gives us the right to purchase the BHH shares held by the Brazilian investor and the Brazilian investor the right to put its shares to us at any time and for any reason. The put/call price is the greater of the book value of the shares and the original capital contribution plus 2% per annum. The guaranteed return due to the Brazilian investor has been recorded as a redeemable non-controlling interest.

We have entered into a shareholders’ agreement with the Brazilian Investor, which requires unanimous shareholder consent for important business decisions.

CHC Helicopters Canada Inc (“CHC Canada”)

CHC Canada provides helicopter flying services to customers in Canada.

We own 200,000 Class A Common Shares (25%) and 200,000 (100%) Class B Non-voting Preferred Shares of CHC Canada, with the remaining 600,000 (75%) of the Class A Common Shares held by a Canadian Investor. The Board of CHC Canada is comprised of one director nominated by us and two directors nominated by the Canadian Investor.

We have entered into an arrangement which allows the Canadian Investor to put its shares back to us at any time for any reason. We have also entered into a call arrangement which allows us or the Canadian Investor to elect to purchase the other party’s shares. The calls are exercisable in certain circumstances including: liquidation, events of default, and if the Company makes a public offering of its shares. The price on the put and the call arrangement is the higher of the book value of the shares and the original capital contribution plus 6% per annum. The guaranteed return due to the Canadian investor has been recorded as a redeemable non-controlling interest.

We have entered into a shareholder’s agreement with the Canadian Investor, which requires unanimous shareholder consent for CHC Canada to enter into any material contracts.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

4.	Variable interest entities (continued):

(a)	VIEs of which the Company is the primary beneficiary (continued):

(i)	Local ownership VIEs (continued):

Atlantic Aviation Limited and Atlantic Aviation FZE (collectively “Atlantic Aviation”)

On October 22, 2012, the Company and a Nigerian company (“Nigerian Company”) finalized an agreement to provide helicopter flying services to customers in Nigeria through Atlantic Aviation.

We have no equity ownership interest in Atlantic Aviation as 100% of the share capital of Atlantic Aviation is held by the Nigerian Company.

The Nigerian Company’s risks and rewards are not representative of its equity interest as it is only entitled to management fees for the first four years of the agreement. In the fifth year the Nigerian Company can opt to receive 40% of the profits or losses or continue with the existing arrangement. We will bear the risk for substantially all of the losses for the first four years of the arrangement.

Under the terms of the agreement the Nigerian Company will not provide any additional funding to Atlantic Aviation as we are funding all start-up costs.

We have also entered into a put/call arrangement which gives us the right to purchase all of the Atlantic Aviation shares held by the Nigerian Company and the Nigerian Company the right to put its shares to us. The calls are exercisable in certain circumstances including: liquidation, events of default, and change of control of the Company or the Nigerian Company. The put is exercisable in the event the agreement is terminated with cause and the Nigerian Company does not continue the business of Atlantic Aviation. The price on the put/call arrangement is a multiple of the Nigerian Company’s share of the preceding 12 months of profits of Atlantic Aviation.

We have determined that the activities that most significantly impact the economic performance of Atlantic Aviation are: entering into flying contracts, safety and training, and maintenance of aircraft. Atlantic Aviation’s fleet of aircraft is leased entirely from us and the lease agreements require that all aircraft maintenance be provided by us. We have entered into various contracts with Atlantic Aviation to provide management, employees and technical services. The framework agreement requires Atlantic Aviation to ensure safety standards meet minimums set by us.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

4.	Variable interest entities (continued):

(a)	VIEs of which the Company is the primary beneficiary (continued):

(i)	Local ownership VIEs (continued):

Atlantic Aviation Limited and Atlantic Aviation FZE (collectively “Atlantic Aviation”) (continued)

The following table summarizes the estimated fair values of Atlantic Aviation’s assets acquired and liabilities assumed at the acquisition date.

Cash and cash equivalents	$1,824
Property and equipment	137
Other current assets	366
Intangible assets – Indefinite life AOC	1,520
Due to Shareholder	(70)
Other current liabilities	(182)

Purchase consideration	$3,595

The fair value of the air operators certificate (“AOC”) was determined as the replacement cost of acquiring the same license.

The purchase consideration is represented by the extinguishment of a loan provided by CHC to Atlantic Aviation. The fair value of the loan at the extinguishment date is based on the fair value of the acquired assets and liabilities of Atlantic Aviation.

The amount of revenue and net loss included in our consolidated income statement from the date of acquisition to April 30, 2013 are as follows:

Revenue	$12
Net loss	(1,874)

The following unaudited pro forma information combines our results of operations for the twelve months ended April 30, 2012 and 2013 with the results of operations for Atlantic Aviation as if the acquisition had occurred on May 1, 2011.

	2012	2013
	(Unaudited)	(Unaudited)
Revenue	$1,692,539	$1,743,847
Net loss	(95,699)	(117,338)

Atlantic Aviation has a contingent credit with a third-party bank for up to $10.0 million to be able to issue bonds.

Other local ownership VIEs

We also have operations in several other countries that are conducted through entities with local ownership. We have consolidated these entities because the local owners do not have extensive knowledge of the aviation industry and defer to us in the overall management and operation of these entities.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

4.	Variable interest entities (continued):

(a)	VIEs of which the Company is the primary beneficiary (continued):

(i)	Local ownership VIEs (continued):

Financial information of local ownership VIEs

All of the local ownership VIEs and their subsidiaries have the same purpose and are exposed to similar operational risks and are monitored on a similar basis by management. As such, the financial information reflected on the consolidated balance sheets and statements of operations for all local ownership VIEs has been presented in the aggregate below, including intercompany amounts with other consolidated entities:

	2012	2013
Cash and cash equivalents	$30,372	$46,366
Receivables, net of allowance	86,623	102,659
Other current assets	28,423	37,174
Goodwill	72,269	72,042
Other long-term assets	84,127	114,657

Total assets	$301,814	$372,898

Payables and accruals	$231,191	$338,802
Other current liabilities	40,455	37,069
Accrued pension obligations	55,365	74,268
Other long-term liabilities	58,183	54,252

Total liabilities	$385,194	$504,391

Revenue	$993,959	$1,056,349
Net loss	(3,589)	(24,844)

(ii)	Accounts receivable securitization:

We enter into trade receivables securitization transactions to raise financing, through the sale of pools of receivables, or beneficial interests therein, to a VIE, Finacity Receivables – CHC 2009, LLC (“Finacity”). Finacity only buys receivables, or beneficial interests therein, from us. These transactions with Finacity satisfy the requirements for sales accounting treatment. Finacity is financed directly by a multi-seller commercial paper conduit, Hannover Funding Company LLC (“Hannover”), which purchases undivided ownership interests in the receivables, or beneficial interests therein, acquired by Finacity from us.

We have determined that servicing decisions most significantly impact the economic performance of Finacity and as we have the power to make these decisions, we are the primary beneficiary of Finacity.

As a result of consolidation, intercompany receivables and payables between the Company and Finacity together with any gain/(loss) arising from the sales treatment of the securitization transactions have been eliminated. The securitized assets and associated liabilities are included in the consolidated financial statements. Cash and cash equivalent balances of Finacity are used only

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

4.	Variable interest entities (continued):

(a)	VIEs of which the Company is the primary beneficiary (continued):

(ii)	Accounts receivable securitization (continued):

to support the securitizations of the receivables transferred, including the payment of related fees, costs and expenses. The receivables that have been included in securitizations are pledged as security for the benefit of Hannover and are only available for payment of the debt or other obligations arising in the securitization transactions until the associated debt or other obligations are satisfied. The asset backed debt has been issued directly by Finacity.

The following table shows the assets and the associated liabilities related to our secured debt arrangements that are included in the consolidated financial statements:

	2012	2013
Restricted cash	$14,882	$14,143
Transferred receivables	66,177	77,473
Current facility secured by accounts receivable	45,566	53,512

(iii)	Trinity Helicopters Limited:

As at April 30, 2013 we leased two aircraft from Trinity Helicopters Limited (“Trinity”), an entity considered to be a VIE. Prior to December 2011, Trinity was funded by an unrelated lender who was considered to be the primary beneficiary. In conjunction with our lease covenant negotiations, we agreed to purchase the aircraft off lease from the lender. Instead of outright purchasing the aircraft we loaned the lease termination sum to Trinity who used these funds to repay the financing from the unrelated lender and continued to lease the aircraft to us. The security interest in the aircraft was assigned to us.

We have been determined to be the primary beneficiary of the VIE and began consolidating this entity upon repayment of the previous lender. Prior to consolidation of this entity, the aircraft leases were recorded as capital leases.

(b)	VIEs of which the Company is not the primary beneficiary:

(i)	Local ownership VIEs:

Thai Aviation Services (“TAS”)

TAS provides helicopter flying services in Thailand. We have a 29.9% interest in the ordinary shares of TAS, with the remaining 70.1% owned by a group of Thai Investors who are considered to be related to each other. The Thai investors have the ability to call and we have the ability to put all shares owned by us to the Thai investors at fair value in the event of a dispute.

We have determined that the activities that most significantly impact the economic performance of TAS are: servicing existing flying services contracts and entering into new contracts, safety and training, maintenance of aircraft and other investment activities. The Thai investors have the ability to control the majority of these decisions through Board majority.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

4.	Variable interest entities (continued):

(b)	VIEs of which the Company is not the primary beneficiary (continued):

(i)	Local ownership VIEs (continued):

Thai Aviation Services (“TAS”) (continued)

The following table summarizes the amounts recorded for TAS in the consolidated balance sheet:

	April 30, 2012		April 30, 2013
	Carrying amounts	Maximum exposure to loss	Carrying amounts	Maximum exposure to loss
Accounts receivable	$2,408	$2,408	$2,662	$2,662
Equity method investment	15,548	15,548	18,119	18,119

(ii)	Leasing entities:

Related party lessors:

As at April 30, 2012 and 2013 we had operating lease agreements for the lease of 25 aircraft and 31 aircraft, respectively, from individual related party entities considered to be VIEs. These transactions are carried out on an arm’s-length basis and are recorded at the exchange amounts. The total operating lease expense for these leases was $28.8 million and $47.9 million for the years ended April 30, 2012 and 2013, respectively, with $4.4 million and $4.5 million outstanding in accrued liabilities at April 30, 2012 and 2013, respectively. Accounts receivable of $5.1 million are due from related party lessors as at April 30, 2013.

The lessor VIEs are considered related parties because they are partially financed through equity contributions from entities that have also invested in the Company. We have determined that the activity that most significantly impacts the economic performance of the related party lessor VIEs is the remarketing of the aircraft at the end of the lease term. As we do not have the power to make remarketing decisions, we have determined that we are not the primary beneficiary of the lessor VIEs.

Other VIE lessors:

At April 30, 2012 and 2013, we leased eight and 22 aircraft, respectively, from two different entities considered to be VIEs. All eight and 22 leases were considered to be operating leases at April 30, 2012 and 2013, respectively.

We have determined that the activity that most significantly impacts the economic performance of the lessor VIEs is the remarketing of the aircraft at the end of the lease term. As we do not have the power to make remarketing decisions, we have determined that we are not the primary beneficiary of the lessor VIEs.

5.	Restructuring costs:

We are undergoing a comprehensive review of our operations and organizational structure through our transformation project with the view of strengthening and standardizing processes globally and lowering overhead costs. In connection with the transformation project, we have incurred severance and other costs that have been expensed as incurred. At April 30, 2013, the restructuring liability is not significant.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

6.	Property and equipment:

The cost and related accumulated depreciation of our flying assets, facilities and equipment are as follows:

	Property and equipment			Total
	Flying Assets	Equipment	Facilities
At April 30, 2012:
Cost	$1,029,381	$81,802	$129,284	$1,240,467
Accumulated depreciation	(156,345)	(24,992)	(32,270)	(213,607)

Net book value	$873,036	$56,810	$97,014	$1,026,860

At April 30, 2013:
Cost	$1,156,243	$104,092	$131,681	$1,392,016
Accumulated depreciation	(237,698)	(41,669)	(37,395)	(316,762)

Net book value	$918,545	$62,423	$94,286	$1,075,254

Depreciation of property and equipment totaled $99.6 million, $113.0 million and $131.9 million for the years ending April 30, 2011, 2012 and 2013, respectively.

The flying assets under capital lease included above are as follows:

	2012	2013
Flying assets under capital lease:
Cost	$32,795	$31,912
Accumulated depreciation	(2,073)	(2,949)

	$30,722	$28,963

Depreciation related to flying assets under capital lease totaled $1.1 million, $2.5 million and $1.2 million for the years ended April 30, 2011, 2012 and 2013, respectively.

Due to a decline in older technology aircraft values we recorded no impairment charges for each of the years ending April 30, 2011 and 2012 and $8.4 million for the year ending April 30, 2013 to write down the carrying value of nine aircraft held for use to their fair values. These amounts are included in asset impairments on the consolidated statements of operations. This measurement is considered a level 2 measurement in the fair value hierarchy as the measurement of the fair value of the flying assets is based on aircraft values from third-party appraisals using market data.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

7.	Assets held for sale and discontinued operations:

(a)	Assets held for sale:

We have classified certain assets such as aircraft and buildings as held for sale as these assets are ready for immediate sale and management expects these assets to be sold within one year.

	2012		2013
	# Aircraft		# Aircraft
Aircraft held for sale:
Book value, beginning of year	12	$31,782	18	$79,293
Classified as held for sale, net of impairment	19	82,377	11	7,454
Sales	(10)	(21,147)	(10)	(35,303)
Reclassified as held for use	(3)	(12,740)	(5)	(21,049)
Foreign exchange		(979)		(189)

Aircraft held for sale	18	79,293	14	30,206
Buildings held for sale	—	520	—	1,841

Total assets held for sale		$79,813		$32,047

The aircraft classified as held for sale are older technology aircraft that are being divested by us. The buildings classified as held for sale are the result of relocation of certain of our base operations. During the year ended April 30, 2013, there were five aircraft that were reclassified to assets held for use as management reviewed its fleet strategy and decided to redeploy these aircraft to flying operations.

We recorded impairment charges of $5.2 million, $13.5 million and $12.2 million to write down the carrying value of nine aircraft and one building, 17 aircraft and one building and 18 aircraft held for sale to their fair value less costs to sell during the years ended April 30, 2011, 2012, and 2013, respectively. These amounts are included in asset impairments on the consolidated statements of operations. The fair value of assets held for sale is considered a level 2 measurement in the fair value hierarchy as the measurement is based on third-party appraisals using market data.

(b)	Discontinued operations:

In fiscal 2011 we committed to a plan to sell our Composites business. In March 2012, the Composites business was sold to a third-party for $750,000. There is no continuing involvement after the disposition. This has been classified as a discontinued operation in the consolidated statements of operations.

	For the year ended
	April 30, 2011	April 30, 2012	April 30, 2013
Revenue	$7,049	$6,063	$—
Direct costs	(9,696)	(9,319)	1,025
Depreciation	(1,277)	(16)	—
Impairment of held for sale assets	—	(12,608)	—
Loss on disposal	—	(210)	—

Operating income (loss)	(3,924)	(16,090)	1,025
Financing charges	(436)	(17)	—
Income tax recovery	1,158	—	—

Earnings (loss) from discontinued operations	$(3,202)	$(16,107)	$1,025

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

8.	Intangible assets:

	Definite life	Indefinite life		Total
	Embedded equity in lease contracts	Trade names and trademarks	Safety manuals, AOCs and operating licenses
Cost:
Balance, April 30, 2011	$158,657	$179,900	$4,138	$342,695
Embedded equity in lease contracts realized	(19,840)	—	—	(19,840)
Foreign exchange	(1,039)	—	(197)	(1,236)

Balance, April 30, 2012	137,778	179,900	3,941	321,619
Embedded equity in lease contracts realized	(13,740)	—	—	(13,740)
New AOC (note 4)	—	—	1,520	1,520
Foreign exchange	(124)	—	(11)	(135)

April 30, 2013	$123,914	$179,900	$5,450	$309,264

Impairment losses:
Balance, April 30, 2011	(74,511)	(25,000)	—	(99,511)
Impairment loss	(4,218)	—	—	(4,218)

Balance, April 30, 2012	(78,729)	(25,000)	—	(103,729)
Impairment loss	(7,725)	—	—	(7,725)

April 30, 2013	$(86,454)	$(25,000)	$—	$(111,454)

Net book value:
April 30, 2012	$59,049	$154,900	$3,941	$217,890
April 30, 2013	37,460	154,900	5,450	197,810

Due to a decline in aircraft values, we recorded impairment charges of $20.6 million, $4.2 million and $7.7 million to write down a portion of our embedded equity to fair value for the years ending April 30, 2011, 2012 and 2013, respectively. These amounts are included in the asset impairments line in the consolidated statements of operations. This measurement is considered a level 2 measurement in the fair value hierarchy as the measurement of embedded equity is based on aircraft values from third-party appraisals using market data.

Embedded equity relates to the fair value of aircraft purchase options contained within leases on the date of our acquisition of the Predecessor. Embedded equity is not amortized, instead the embedded equity is added to the value of the purchased asset in the event that the lease purchase option is exercised, and is assessed for impairment on an ongoing basis.

9.	Goodwill:

Balance, April 30, 2011	$448,121
Foreign currency translation	(14,310)

Balance, April 30, 2012	433,811
Foreign currency translation	(3,349)

Balance, April 30, 2013	$430,462

There is no active market for our reporting units. The fair value of all reporting units has been determined based on discounted cash flows using financial budgets approved by the Board of Directors covering a three-year period.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

10.	Investments:

	Percentage ownership	2012	2013
Equity accounted investments:
TAS	29.9%	$15,548	$18,119
Luchthaven Den Helder C.V.	50%	8,339	8,501
Helideck Certification Agency	50%	338	275

		24,225	26,895
Other, at cost		1	1

Total		$24,226	$26,896

There is no quoted market value available for the investments accounted under the equity method.

Of our consolidated deficit, $3.1 million and $5.9 million relates to undistributed earnings of equity method investees as at April 30, 2012 and April 30, 2013, respectively.

11.	Inventories:

	2012	2013
Work-in-progress for long-term maintenance contracts under completed contract accounting	$3,951	$3,661
Consumables	96,588	111,862
Provision for obsolescence	(10,526)	(9,729)

	$90,013	$105,794

Direct costs include a $3.3 million write-down of inventory to the lower of cost or market value for the year ended April 30, 2012.

12.	Accounts receivable:

The allowance for doubtful accounts continuity schedule is as follows:

	2012	2013
Balance, beginning of the year	$(482)	$(2,605)
Additional allowances	(3,054)	(2,225)
Net write-offs and collections	931	527

Balance, end of the year	$(2,605)	$(4,303)

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

13.	Other assets:

	2012	2013
Current:
Aircraft operating lease funded residual value guarantees (a)	$7,004	$20,184
Deferred financing costs	7,880	8,771
Mobilization costs	4,780	6,474
Residual value guarantee	2,049	6,278
Foreign currency embedded derivatives and forward contracts (note 21)	6,524	5,764
Prepaid aircraft rentals	4,958	3,465
Other	—	5,147

	$33,195	$56,083

Non-current:
Aircraft operating lease funded residual value guarantees (a)	$190,147	$196,497
Aircraft deposits	44,557	67,347
Accrued pension asset (note 20)	19,449	49,562
Deferred financing costs	50,698	48,971
Mobilization costs	13,789	22,645
Residual value guarantee	11,632	15,047
Security deposits	10,027	10,903
Pension guarantee assets (note 20)	4,974	10,141
Prepaid aircraft rentals	13,730	9,940
Foreign currency embedded derivatives and forward contracts (note 21)	1,695	2,223
Other	3,436	6,513

	$364,134	$439,789

(a)	Aircraft operating lease funded residual value guarantees:

The aircraft operating lease funded residual value guarantees includes amounts due from lessors on the financing of 112 aircraft and 96 aircraft under operating leases as at April 30, 2012 and 2013, respectively. Such guarantees bear interest at 0% to 10% for each of the years ended April 30, 2012 and 2013 with principal and accrued interest due at maturity. These guarantees mature between fiscal 2014 and 2022. We believe that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover the carrying value of these guarantees, including accrued interest. In the event that aircraft values decline such that we do not believe funded residual value guarantees are recoverable, an impairment is recorded. During the years ended April 30, 2011, 2012 and 2013, we recognized $6.9 million, $7.4 million and $7.0 million of interest income on these guarantees and $1.9 million of impairment losses, $0.3 million of impairment recovery and $1.6 million of impairment losses, respectively. The impairment losses (recoveries) are included in asset impairments on the consolidated statements of operations.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

14.	Other liabilities:

	2012	2013
Current:
Foreign currency embedded derivatives and foreign currency contracts (note 21)	$11,089	$12,732
Deferred gains on sale-leasebacks of aircraft	1,853	4,632
Fixed interest rate obligations (a)	2,900	1,783
Aircraft modifications	2,377	1,629
Residual value guarantees	83	944
Contract inducement (note 3)	801	792
Lease aircraft return costs	1,632	279
Unfavorable contract credits	2,913	—
Related party loans (b)	—	25,000

	$23,648	$47,791

Non-current:
Accrued pension obligations (note 20)	$107,699	$137,259
Deferred gains on sale-leasebacks of aircraft	14,475	34,616
Residual value guarantees	17,345	27,401
Foreign currency embedded derivatives and foreign currency contracts (note 21)	17,384	15,771
Insurance claims accrual (c)	13,646	11,192
Contract inducement (note 3)	10,233	9,247
Fixed interest rate obligations (a)	3,137	1,155
Deferred rent liabilities	2,013	1,045
Other	5,589	8,769

	$191,521	$246,455

(a)	Fixed interest rate obligations:

As part of the acquisition of the Predecessor, we acquired certain operating leases where swap arrangements were entered into with lessors to fix the interest rate on these leases’ floating interest rates. These swap arrangements are a separately identifiable contractual right that were valued as part of the acquisition. These fixed interest rate obligations are being amortized over the related lease term as a reduction in lease costs, recorded in direct costs in the statement of operations.

(b)	Related party loans

The related party loans are due to companies which are under common control with our ultimate parent company. The loans were repaid on June 24, 2013 and bore interest at 4.5%.

(c)	Insurance claims accrual:

The insurance claims accrual relates solely to our reinsurance subsidiary, CHC Reinsurance S.A. The amount represents accruals for losses that have been reported, but not yet paid and accruals for losses that have been incurred, but not yet reported. The reinsurance subsidiary reinsures certain employee benefits, death and disability benefits, loss of license insurance and coverage not available in the commercial insurance market for the operations of the Company.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

15.	Debt obligations:

	Principal Repayment terms	Facility maturity dates	2012	2013
Senior secured notes	At maturity	October 2020	$1,084,109	$1,287,303
Revolving credit facility:
US LIBOR plus margin (i)	At maturity	October 2015	125,000	125,000
Other term loans:
Eurocopter Loan – 2.50%	At maturity	December 2015	4,623	2,238
EDC-B.A. CDOR rate (6 month) plus margin (i)	Semi-annually	June 2014	2,745	1,616
EDC-B.A. CDOR rate (6 month) plus margin (i)	Semi-annually	April 2018	10,476	—

		May 2014 –
Capital lease obligations	Quarterly	October 2017	26,922	25,663

Boundary Bay Financing – 6.93%	Monthly	April 2035	33,205	35,405

Total long-term debt and capital lease obligations			1,287,080	1,477,225

Less: current portion			(17,701)	(2,138)

Long-term debt and capital lease obligations			$1,269,379	$1,475,087

(i)	Margins range from 0.8% to 4.5% during the years ended April 30, 2012 and 2013.

(a)	Senior secured notes:

On October 5, 2012, one of our subsidiaries issued an additional $200.0 million of senior secured notes (the “notes”). The notes were issued under the same indenture that governs the $1.1 billion of senior secured notes which were previously issued in October 2010. The notes have an aggregate principal value of $200.0 million, were issued at 101.0% of par value, bear interest at a rate of 9.25% with semi-annual interest payments on April 15 and October 15 and mature on October 15, 2020.

The notes are guaranteed by most of our subsidiaries through a general secured obligation. The notes are secured on a first-priority lien basis by the collateral of each guarantor subject to the permitted liens under the indenture, are subordinated to the priority payment lien obligations including the revolving credit facility and are senior to all unsecured indebtedness of each guarantor.

The notes have the following optional redemption features:

•	Any time prior to October 15, 2013, we can redeem 35% of the aggregate principal amount of the notes at a redemption price of 109.25% of the principal plus accrued and unpaid interest with the net proceeds of one or more equity offerings provided that at least 50% of the aggregate principal of the notes remains outstanding and the redemption occurs within 180 days of the closing date of the equity offering.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

15.	Debt obligations (continued):

(a)	Senior secured notes (continued):

•	We can redeem the notes in whole or part, on or after October 15, 2015, at redemption prices that range from 100% to 104.625% of the principal, plus accrued and unpaid interest.

•	We can redeem up to 10% of the aggregate principal amount of the notes in any twelve month period following the issuance date up to October 15, 2015 at a redemption price of 103% of the principal plus accrued interest and unpaid interest.

•	We can redeem the notes in whole or in part at a price of 100% of the aggregate principal amount plus a premium equal to the greater of 1% of the principal amount or the excess of the present value at the redemption date over the principal amount of the notes. Under this option, the present value at the redemption is to be computed based on a redemption price of 104.625% on October 15, 2015 plus all required interest payments due on the notes through October 15, 2015 (excluding accrued but unpaid interest to the applicable redemption date). The applicable discount rate is equal to the treasury rate plus 50 basis points.

Each holder of the notes has the right to require us to repurchase the notes at a purchase price of 101% of the principal amount plus accrued and unpaid interest upon the occurrence of certain events constituting a change in control of the Company.

The notes contain certain covenants limiting the incurrence of additional indebtedness and liens based on the ratio of consolidated adjusted earnings before interest, taxes, depreciation and amortization to fixed charges and total indebtedness as defined in the indenture and other restrictions including limitations on disposition of assets, the payment of dividends or redemption of equity interests and transactions with affiliates. At April 30, 2013, we were in compliance with all senior secured notes covenants.

(b)	Revolving credit facility:

The revolving credit facility of $375.0 million is held with a syndicate of financial institutions and bears interest at the Alternate Base Rate, LIBOR, Canadian Prime Rate or EURIBOR plus an applicable margin that ranges from 2.75% to 4.50% based on the total leverage ratio calculated as of the most recent quarter. The revolving credit facility has a five year term. The availability on the revolving credit facility at April 30, 2013 is $197.3 million, net of $52.7 million outstanding letters of credit.

The revolving credit facility is secured on a super senior first priority basis and ranks equally with the senior secured notes except for payments upon enforcement and insolvency, where the revolving credit facility will rank before the note holders. The revolving credit facility is guaranteed by most of our subsidiaries through a general secured obligation. The revolving credit facility covenants include a requirement for us to maintain a first priority debt leverage ratio of 2.5:1, which is tested at the end of each financial quarter. At April 30, 2013 we were in compliance with all revolving credit facility covenants.

(c)	Boundary Bay financing:

On April 17, 2012, we sold our Boundary Bay facility (“the facility”) to a third-party for $37.0 million and entered into a 23 year lease agreement to lease the building from the third-party for $263,679 per month for the first five years with an increase of the lesser of 12% or CPI every five years. Under the lease agreement we have the option to purchase the property during the first 10 years of the lease for

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

15.	Debt obligations (continued):

(c)	Boundary Bay financing (continued):

$46.4 million up to April 2017 and $47.9 million from May 2017 to April 2022. We also have an option to renew the lease agreement for an additional 10 years and a second option to renew the lease for a further five years.

As a result of the option to repurchase the facility, which indicates that we have continuing involvement, the disposal of the facility was accounted for as a financing and not a sale. US GAAP specifies the accounting required for a seller’s sale and simultaneous leaseback involving real estate. As a financing, no gain on the sale of the facility was recognized in the consolidated statements of operations.

As a financing, the facility remains on the consolidated balance sheets and continues to be amortized. The related proceeds were recorded as a finance obligation with payments recorded to interest expense and the finance obligation based on the amortization of the obligation over the life of the lease agreement.

The transaction provided a vendor take back mortgage of $3.5 million to the purchaser. The mortgage was paid in March 2013 and increased the finance obligation. It bore interest at 8.55% and the interest was paid monthly.

(d)	Debt denominated in foreign currencies:

Total debt obligations, including capital leases, denominated in foreign currencies and the US dollar equivalent are as follows:

2012			2013
	Debt in original currency	US dollar equivalent		Debt in original currency	US dollar equivalent
	€3,495	$4,623		€1,700	$2,238
CAD	45,887	46,426	CAD	37,288	37,021

		$51,049			$39,259

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

15.	Debt obligations (continued):

(e)	Repayment requirements:

Repayment requirements related to the total debt obligations outstanding as of April 30, 2013 over the next five years and thereafter are as follows:

	Boundary Bay financing	Capital lease obligations	Other long-term debt (i)	Total
2014	$708	$2,227	$1,077	$4,012
2015	759	17,388	539	18,686
2016	814	1,208	127,238	129,260
2017	864	1,208	—	2,072
2018	934	7,196	—	8,130
and thereafter	31,326	—	1,300,000	1,331,326

	35,405	29,227	1,428,854	1,493,486
Less interest	—	(3,564)	—	(3,564)

Total	$35,405	$25,663	$1,428,854	$1,489,922

(i)	These amounts exclude the net discount on the Senior secured notes of $12.7 million which is included in the carrying amount of debt at April 30, 2013.

16.	Other financing charges:

	For the year ended
	April 30, 2011	April 30, 2012	April 30, 2013
Write-off of unamortized transaction costs on the senior facility agreement	$(47,140)	$—	$—
Amortization of deferred financing costs	(7,151)	(6,851)	(6,981)
Loss on interest rate swap	(8,656)	—	—
Net gain (loss) on fair value of derivative financial instruments	5,567	(5,380)	1,324
Amortization of guaranteed residual values	(1,248)	(1,852)	(3,056)
Interest expense	(6,672)	(8,542)	(17,135)
Interest income	10,844	12,971	14,672
Other	(12,538)	(5,365)	(7,553)

	$(66,994)	$(15,019)	$(18,729)

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

17.	Income taxes:

The income tax recovery (expense) is comprised as follows:

	For the year ended
	April 30, 2011	April 30, 2012	April 30, 2013
Current income tax recovery (expense):
Cayman Islands	$—	$—	$—
Foreign	(4,311)	(16,053)	(33,863)

	(4,311)	(16,053)	(33,863)
Deferred income tax recovery (expense):
Related to origination and reversal of temporary differences from foreign jurisdictions	56,875	23,811	38,255
Change in valuation allowance	(19,731)	(55,983)	(58,844)

Income tax recovery (expense)	$32,833	$(48,225)	$(54,452)

The components of loss from continuing operations before income tax is comprised as follows:

	For the year ended
	April 30, 2011	April 30, 2012	April 30, 2013
Cayman Islands	$(29,677)	$(60,322)	$65,319
Foreign	(67,082)	28,434	(128,381)

	$(96,759)	$(31,888)	$(63,062)

As we operate in several tax jurisdictions, our income is subject to various rates of taxation. The income tax recovery (expense) differs from the amount that would have resulted from applying the Cayman Islands statutory income tax rates to loss from continuing operations before income taxes as follows:

	For the year ended
	April 30, 2011	April 30, 2012	April 30, 2013
Loss from continuing operations before income tax	$(96,759)	$(31,888)	$(63,062)
Cayman Islands statutory income tax rate	0%	0%	0%

Income tax recovery calculated at statutory rate	—	—	—
(Increase) decrease in income tax recovery (expense) resulting from:
Rate differences in various jurisdictions	91,285	45,131	34,818
Change in tax law	493	(3,558)	890
Non-deductible items	(56,696)	(30,406)	(35,262)
Other foreign taxes	(7,740)	(14,846)	(23,550)
Non-deductible portion of capital losses (gains)	(391)	901	173
Non-taxable income	1,583	9,622	29,610
Adjustments to prior years	(2,047)	(3,399)	(1,579)
Functional currency adjustments	28,125	3,986	(582)
Valuation allowance	(19,731)	(55,982)	(58,844)
Other	(2,048)	326	(126)

Income tax recovery (expense)	$32,833	$(48,225)	$(54,452)

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

17.	Income taxes (continued):

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences that give rise to significant portions of deferred income tax assets and deferred income tax liabilities are presented below:

	2012	2013
Deferred income tax assets:
Pension and other employee benefits	$18,573	$9,926
Losses carried forward (i)	361,511	399,207
Current accounts payable and receivable	9,139	13,348
Long term debt and other	—	6,231

Total deferred income tax assets	389,223	428,712
Valuation allowance	(232,652)	(275,863)

Net deferred income tax assets	$156,571	$152,849

During the years ended April 30, 2012 and April 30, 2013, the change in valuation allowance includes an adjustment to the opening balance due to a change in judgment about the realizability of the related deferred tax assets in the future years in addition to valuation allowance against current year losses. The change in judgment was as a result of changes to forecasted taxable income in certain jurisdictions and changes in tax planning initiatives.

The following table summarizes the continuity of the valuation allowance:

Balance, April 30, 2011		$(170,332)

Change in valuation allowance:
Opening balance adjustment	(32,574)
Current year changes	(23,408)	(55,982)

Other adjustments included in:
Adjustments to prior years in the reconciliation of income tax expense (i)	(10,650)
Foreign exchange translation adjustments	6,879
Discontinued operations	(2,567)	(6,338)

Balance, April 30, 2012		(232,652)

Change in valuation allowance:
Opening balance adjustment	(22,931)
Current year changes	(35,913)	(58,844)

Other adjustments, included in:
Adjustments to prior years in the reconciliation of income tax expense (i)	15,544
Foreign exchange translation adjustments	977
Valuation allowance against deferred tax assets related to the defined benefit pension plan	(888)	15,633

Balance, April 30, 2013		$(275,863)

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

17.	Income taxes (continued):

(i)	The adjustment to prior year is due to changes in the deferred income tax asset recorded in respect of losses carried forward, based on changes from tax authorities, which have been offset by a valuation allowance.

	2012	2013
Deferred income tax liabilities:
Intangible assets	$(6,501)	$(5,696)
Property, plant and equipment	(56,144)	(64,576)
Deferred capital gains and deferred revenue	(54,508)	(70,636)
Long-term debt obligations	(4,964)	—
Deferred costs	(5,897)	(12,385)
Other	(2,873)	—

Net deferred income taxes	$25,684	$(444)

Distributed as follows:
Current deferred income tax assets	$8,542	$49
Current deferred income tax liabilities	(11,729)	(618)
Long-term deferred income tax assets	48,943	10,752
Long-term deferred income tax liabilities	(20,072)	(10,627)

	$25,684	$(444)

As at April 30, 2013, we have non-capital loss carry forwards that are available to reduce taxable income in future years. These non-capital loss carry forwards expire as follows:

	2015	2017	2018 and thereafter	No expiry date	Total
Tax losses (i):
Africa	$2,430	$2,220	$—	$11,729	$16,379
Australia	—	—	—	49,900	49,900
Brazil	—	—	—	87,508	87,508
Canada	—	—	141,457	—	141,457
Netherlands	—	—	33,146	—	33,146
Norway	—	—	—	596,009	596,009
Poland	—	—	2,272	—	2,272
Ireland	—	—	—	20,810	20,810
United Kingdom	—	—	—	87,692	87,692
Luxembourg	—	—	—	267,177	267,177
United States	—	—	39,912	—	39,912
Barbados	—	—	3,781	—	3,781
Other	—	—	—	1,121	1,121

	$2,430	$2,220	$220,568	$1,121,946	$1,347,164

(i)	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at April 30, 2013.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

17.	Income taxes (continued):

We have also accumulated at April 30, 2012 and 2013, respectively, approximately $184.6 million and $174.3 million in capital losses, which carry forward indefinitely. None of the capital losses are available to reduce future capital gains realized in the Cayman Islands, and $184.6 million and $174.3 million are available to reduce future capital gains realized in other foreign jurisdictions at April 30, 2012 and 2013, respectively.

We have provided a valuation allowance in respect of $511.2 million and $562.2 million of the non-capital losses as at April 30, 2012 and 2013, respectively (2012 – Cayman Islands – $nil, other jurisdictions – $511.2 million; 2013 – Cayman Islands – $nil, other jurisdictions – $562.2 million) and $184.6 million and $174.3 million of the capital losses in other foreign jurisdictions as at April 30, 2012 and 2013, respectively. The benefit anticipated from the utilization of the remaining non–capital and capital losses has been recorded as a deferred income tax asset.

Uncertain tax positions:

The following table summarizes activity of the total amounts of unrecognized tax benefits:

	For the year ended
	April 30, 2011	April 30, 2012	April 30, 2013
Opening balance	$16,448	$15,302	$15,925
Additions in the current year	122	8,014	11,069
Reductions in current year	(2,181)	(6,643)	(2,713)
Foreign exchange	913	(748)	—

Total	$15,302	$15,925	$24,281

The following table summarizes information regarding income tax related interest and penalties:

	For the year ended
	April 30, 2011	April 30, 2012	April 30, 2013
Net increase (reduction) in interest and penalties	$(628)	$(227)	$1,632

The total amount of interest and penalties accrued on the consolidated balance sheet at April 30, 2012 and 2013 was $2.9 million and $4.5 million, respectively.

General tax contingencies:

We are subject to taxes in different countries. Taxes and fiscal risks recognized in the Consolidated Financial Statements reflect our best estimate of the outcome based on the facts known at the balance sheet date in each individual country. These facts may include, but are not limited to, change in tax laws and interpretation thereof in the various jurisdictions where we operate. They may have an impact on the income tax as well as the resulting assets and liabilities. Any differences between tax estimates and final tax assessments are charged to the statement of operations in the period in which they are incurred.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

17.	Income taxes (continued):

In addition, our business and operations are complex and include a number of significant financings, acquisitions and dispositions. The determination of earnings, payroll and other taxes involves many factors including the interpretation of tax legislation in multiple jurisdictions in which we are subject to ongoing tax assessments. When applicable, we adjust the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect the change in estimates or assessments. These adjustments could materially change our results of operations.

18.	Capital stock and loss per ordinary share:

Capital stock:

On January 3, 2014, the sole shareholder of the Company approved the following capital stock restructuring transactions which were effective immediately:

•	a subdivision of the authorized and issued ordinary shares of capital stock by a factor of 10,000, increasing the authorized and issued ordinary shares of capital stock to 20,000,000,000,000 and 18,607,793,610,000, respectively, while reducing the par value per share from $1 to $0.0001,

•	the surrender of 18,607,747,090,516 of the issued ordinary shares of capital stock, resulting in the issued ordinary shares of capital stock being reduced to 46,519,484, each with a par value of $0.0001,

•	the cancellation of 19,998,500,000,000 of the unissued authorized ordinary shares of capital stock, reducing the authorized capital stock to 1,500,000,000, each with a par value of $0.0001, and

•	the increase of the authorized capital stock by $50,000 (such increase being in the form of 500,000,000 preferred shares of capital stock, each with a par value of $0.0001) resulting in an aggregate authorized capital stock of $200,000 divided into 1,500,000,000 ordinary shares of capital stock, each with a par value of $0.0001 and 500,000,000 preferred shares of capital stock with a par value of $0.0001.

All capital stock and contributed surplus amounts and per share information have been retroactively adjusted for all prior periods presented for the consummation of the above capital stock restructuring transactions. Such adjustments include calculations of our weighted average number of ordinary stock and loss per ordinary share.

As at April 30, 2013, the authorized capital stock of the Company is 1,500,000,000 ordinary shares and 500,000,000 preferred shares, each with a par value of $0.0001.

Number of capital stock issued
April 30, 2010 and 2011	44,019,484
Capital stock issued	2,500,000

April 30, 2012	46,519,484

April 30, 2013	46,519,484

On October 13, 2011, we issued 1,500,000 ordinary shares of capital stock for cash consideration of $60.0 million. On November 2, 2011, we issued 500,000 ordinary shares of capital stock for cash consideration of $20.0 million. On February 9, 2012, we issued 500,000 ordinary shares of capital stock for cash consideration of $20.0 million.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

18.	Capital stock and loss per ordinary share (continued):

Loss per ordinary share:

The following table sets forth the computation of basic and diluted loss per ordinary share:

	For the year ended
	April 30, 2011	April 30, 2012	April 30, 2013
Net earnings (loss) attributable to controlling interest:
Continuing operations	$(68,995)	$(92,535)	$(120,461)
Discontinued operations	(3,202)	(16,107)	1,025

Weighted average number of ordinary stock outstanding – basic and diluted	44,019,484	45,198,936	46,519,484

Details of the Company’s stock based compensation plan are presented in Note 19 of these consolidated financial statements. Securities issued as part of this plan were not included in the computation of diluted loss per ordinary share because to do so would have been antidilutive for the periods presented.

19.	Stock Based Compensation:

(a)	2011 Management Equity Plan (“2011 Plan”):

On December 30, 2011, 6922767 Holding (Cayman) Inc., our parent (“the Parent”), adopted an equity compensation plan that permits it to grant time and performance options, performance options and/or restricted share units to certain eligible employees, directors or consultants of the Parent and its affiliates. As of April 30, 2013, a maximum of 137.1 million of the outstanding Ordinary B shares of the Parent may be granted under the 2011 Plan.

The time and performance options vest in four equal annual installments of 25% beginning one year from the date of grant. All of the unvested time and performance options will vest immediately in the event the Ordinary A shareholders receive distributions equal to their initial investment or on a change of control. The time and performance options cannot be exercised until the occurrence of either, (1) an initial public offering or subsequent public offering of our equity or (2) the merger, consolidation, sale of interests or sale of assets of us (collectively an “Exit Event”) which results in an exit value being equal to or in excess of the initial investment by the Ordinary A shareholders in the Parent.

The term of stock options issued under the 2011 Plan may not exceed the earlier of an Exit Event or ten years from the date of grant. Under the 2011 Plan, the time and performance options and the performance options are granted at an exercise price that is not to be less than 100% of the fair value of an Ordinary B share of 6922767 Holding (Cayman) Inc. on the date of grant.

The performance options vest and are exercisable in up to three equal tranches based on the satisfaction of specified performance conditions. The first third of the options will vest on the occurrence of an Exit Event which results in an exit value being equal to or in excess of the initial investment by the Ordinary A shareholders. The second third of the options will vest on the occurrence of an Exit Event which results in an exit value being equal to or in excess of two times the initial investment by the Ordinary A shareholders. The remaining options will vest on the occurrence of an Exit Event which results in an exit value being equal to or in excess of two and a half times the initial investment by the Ordinary A shareholders.

Restricted Share Units (“RSUs”) vest on the date of grant as they are fully paid up on the grant date. The eligible employee receives Ordinary B shares of the Parent equal to the number of RSUs in exchange for the RSUs on the earlier to occur of (1) the fifth anniversary of the date of grant; and (2) the date of a

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

19.	Stock Based Compensation (continued):

(a)	2011 Management Equity Plan (“2011 Plan”) (continued):

change of control. The holders of RSUs are entitled to receive cash dividend equivalents based on the cash dividends paid on the Ordinary B shares during the period the RSUs are outstanding.

The following table summarizes the time and performance stock option activity under the 2011 Plan:

	April 30, 2012			April 30, 2013
	Number of options	Weighted average exercise price	Weighted remaining contractual life	Number of options	Weighted average exercise price	Weighted remaining contractual life
Outstanding, beginning of year	—	$—		41,820,976	$0.65
Granted	36,144,451	0.65		4,104,000	0.65
Forfeited	—	—		(4,730,437)	0.65
Exchanged options	5,676,525	0.65		—	—

Outstanding, end of year	41,820,976	$0.65	9.6 years	41,194,539	$0.65	8.7 years

Exercisable, end of year	—			—

The following table summarizes the performance stock option activity under the 2011 Plan:

	April 30, 2012			April 30, 2013
	Number of options	Weighted average exercise price	Weighted remaining contractual life	Number of options	Weighted average exercise price	Weighted remaining contractual life
Outstanding, beginning of year	—	$—		74,437,700	$0.65
Granted	74,267,700	0.65		9,018,873	0.65
Forfeited	—	—		(6,992,400)	0.65
Exchanged options	170,000	0.65		—	—

Outstanding, end of year	74,437,700	$0.65	9.6 years	76,464,173	$0.65	8.7 years

Exercisable, end of year	—			—

For accounting purposes, time and performance stock options are considered to have a market condition (based on the exit value) and a performance condition (based on an Exit Event). The effect of the market condition has been reflected in the grant date fair value of the award.

The fair value of the 2011 stock options was estimated using a Monte-Carlo simulation model. The key factors that will create value in these awards include the year of an Exit Event, the probability that an Exit Event will occur in a particular year, the risk free interest rate and the ultimate exit value of the Company, which is estimated using historical volatility and implied volatility data of ten peer companies’ stock price.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

19.	Stock Based Compensation (continued):

(a)	2011 Management Equity Plan (“2011 Plan”) (continued):

The following table indicates ranges of estimates and assumptions used in the calculation:

2012 awards
Year of Exit Event		2012 – 2019
Probability of Exit Event	Base case	50% in years 2014 to 2017
	Accelerated exit	25% in years 2013 to 2016
	Delayed exit	25% in years 2015 and 2018
Risk free rate		0.03% – 2.01%
Expected dividends		nil
Historical volatility		43.59% – 51.88%

The weighted average grant date fair value of the time and performance stock options granted during each of 2012 and 2013 was $0.23 per share. No compensation expense has been recognized in relation to the time and performance options during the years ended April 30, 2012 and 2013 as the performance criteria has not been met and it is not probable that the criteria will be met in the future. If the performance condition related to the Exit Event had occurred on April 30, 2013, we would have recorded $9.6 million of stock compensation expense on that date related to the time and performance options.

The weighted average grant date fair value of the performance options granted during 2012 and 2013 was $0.21 per option and $0.20 per option, respectively. No compensation expense has been recognized in relation to the performance options during the year ended April 30, 2013 as the performance criteria have not been met and there is not yet enough certainty that the criteria would be met in the future. If the Exit Event had occurred on April 30, 2013 we would have recorded $15.6 million of stock compensation expense on that date related to the performance options.

(b)	Share Incentive Plan (“2008 Plan”):

On September 16, 2008 we introduced a Share Incentive Plan (“the 2008 Plan”) under which options and Special Share Awards can be granted to our eligible employees.

Under the 2008 Plan, options may be granted to employees to purchase Ordinary B shares of the Parent. Each option provides the right to purchase one Ordinary B share. Each option expires at the earlier of the tenth anniversary of the effective date of such options or the occurrence of a Exit Event as defined in the Plan.

On December 30, 2011, certain employees exchanged 3,784,350 unvested options and 1,892,175 of the options that vested on September 16, 2011 under the 2008 Plan for the same number of time and performance options under the 2011 Plan. The same employees exchanged 170,000 Special A shares for the same number of performance options under the 2011 Plan.

The exchange of the options changed the exercise price from $1 to $0.6515, which resulted in an incremental cost of $0.4 million. No compensation expense has been recognized in relation to the incremental cost during the year ended April 30, 2013 as the performance criteria related to Exit Event has not been met and it is not probable that the criteria will be met in the future. As of April 30, 2013, $0.9 million remained to be recognized for the unvested 2008 options. The unrecognized compensation

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

19.	Stock Based Compensation (continued):

(b)	Share Incentive Plan (“2008 Plan”) (continued):

expense of $0.9 million will be recognized over the remaining three of the four-year vesting period as the options would have vested under the terms of the original options.

The following table summarizes the stock option activity under the 2008 Plan:

	April 30, 2012			April 30, 2013
	Number of options	Weighted average exercise price	Weighted remaining contractual life	Number of options	Weighted average exercise price	Weighted remaining contractual life
Outstanding, beginning of year	29,829,585	$1.00		22,372,189	$1.00
Granted	—	—		—	—
Forfeited	(1,780,871)	1.00		(1,113,044)	1.00
Exchanged options	(5,676,525)	1.00		—	—

Outstanding, end of year	22,372,189	$1.00	6.4 years	21,259,145	$1.00	5.4 years

Exercisable, end of year	20,702,623			20,090,448

There were no Special A shares granted during each of the years ended April 30, 2012 and 2013. 36,000 Special A shares and 1,000 Special A shares were forfeited during the years ended April 30, 2012 and 2013, respectively. 170,000 Special A shares and no Special A shares were exchanged for performance options in the 2011 plan during the years ended April 30, 2012 and 2013, respectively. At April 30, 2012 and 2013, there were 394,000 and 393,000 unvested Special A shares outstanding, respectively.

No compensation expense has been recognized in relation to the Special A shares during each of the years ended April 30, 2011, 2012 and 2013 as the two performance criteria have not been met and there is not yet enough certainty that the criteria would be met in the future. If the two performance criteria had been met on April 30, 2013, we would have recorded $3.0 million of stock compensation expense on that date related to the Special A shares.

During the years ended April 30, 2011, 2012 and 2013, we recorded stock compensation expense of $1.7 million, $0.8 million and $0.4 million, respectively, in the statement of operations.

20.	Employee pension plans:

(a)	Defined contribution pension plans:

The following table summarizes contributions to defined contribution plans:

	For the year ended
	April 30, 2011	April 30, 2012	April 30, 2013
Company contributions	$13,859	$14,197	$14,808

(b)	Defined benefit pension plans:

We have funded and unfunded flat-benefit and final-pay defined benefit pension plans in Canada, the UK, Norway and the Netherlands for approximately 28% of our active employees. Funded plans

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

20.	Employee pension plans (continued):

(b)	Share Incentive Plan (“2008 Plan”) (continued):

require us to make cash contributions to ensure there will be sufficient assets to discharge the plans’ benefit obligations as they become due. Unfunded plans do not require contributions to be paid into the plans as we pay the benefit obligations directly as they are due. Employer contributions expected to be paid to the defined benefit pension plans during the fiscal year ended April 30, 2014, required by funding regulations and law, are $37.7 million.

The plan assets and accrued benefit obligation are measured at fair value as at April 30, 2013. Actuarial valuations are obtained by us at least every three years. The most recent actuarial valuations of the defined benefit pension plans were conducted as at April 30, 2013 and the next actuarial valuations are required as at April 30, 2015.

In 2012, in accordance with changes to applicable United Kingdom statutes, pensions in deferment will be revalued annually based on the Consumer Prices Index, as opposed to the Retail Prices Index which was previously used. The impact on the projected benefit obligation was a gain that was recorded in accumulated other comprehensive income (loss) of $14.8 million and is included in the prior service cost.

In 2010, the Norwegian Parliament enacted a new multi-employer early retirement plan (“AFP”) for the private sector in Norway, which was effective January 1, 2011. As a result of this legislation, we were partially released from our obligation under our prior early retirement plan (a single-employer defined benefit plan) and we recorded a curtailment gain of $1.2 million. We recognize the contributions made to the new multi-employer plan as net pension expense, which includes both cash and the fair market value of non-cash contributions, and recognize a liability for any unpaid contributions.

Annually the Board of the AFP decides the pension contributions to be paid by the employers and Norwegian government. This is based on the funding requirement for current and future benefit payments. There are no minimum funding mechanisms and no information on our share of the pension assets or obligations is available. The plan assets are held in a Joint Scheme for AFP (“Fellesordningen for AFP”) legal entity which was created by law to safeguard the plan assets. Employees are entitled to a pension benefit equivalent to 0.314% of salary to a maximum of 7.1 times the government set base amount per year of service until the age of 61.

For the UK defined benefit pension plan the investment policy requires that the plan assets held be invested as follows:

Category	Maximum percentage
UK equities	22%	to	28%
Overseas equities	22%	to	28%
Bonds	24%	to	45%
Property	4%	to	18%
Multi-strategy fund	2%	to	18%

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

20.	Employee pension plans (continued):

(b)	Defined benefit pension plans (continued):

The investment policy requires that the assets held in the Norwegian plans are to be diversified as shown below.

Category	Maximum percentage
Norwegian equities	7%
International equities	13%

Total equities	20%

Bonds held to maturity	25%
Norwegian bonds	19%
International bonds	19%

Total bonds	63%

Money market	10%
Property funds	5%
Private equity funds	2%

For the assets held in the plan in the Netherlands, 80% must be invested in fixed rate investments and the remaining 20% invested in shares with a maximum deviation of 5% upwards or downwards.

While the asset mix varies in each plan, overall the asset mix, as a percentage of total market value, of all the defined benefit plans at April 30, 2012 was 21% equities, 58% fixed income and 21% money market and at April 30, 2013, 31% equities, 50% fixed income and 19% money market.

For all defined benefit pension plans the overall expected long-term rates of return on plan assets have been determined in part by assessing current and expected asset allocations as well as historical and expected returns on various categories of the assets. Such expected rates of return ignore short-term fluctuations. For the UK plan it is expected that the rate of return on the plan assets will be between approximately 5.0% in excess of price inflation for equities and 0.3% in excess of inflation for bonds. For the plans in Norway and the Netherlands, the expected long-term rate of return is considered in reference to the longest stated bond rates in each country.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

20.	Employee pension plans (continued):

(b)	Defined benefit pension plans (continued):

	2012	2013
Change in benefit obligations:
Benefit obligations, beginning of year	$726,908	$735,062
Current service costs	17,573	19,719
Interest cost	35,344	31,587
Plan amendments	(14,766)	—
Actuarial loss	41,719	61,294
Benefits paid	(27,526)	(27,462)
Foreign currency translation	(44,190)	(13,259)

Benefit obligations, end of year	$735,062	$806,941

Change in plan assets:
Fair value of plan assets, beginning of year	$638,357	$646,812
Actual gain on plan assets	30,205	65,791
Employer contributions	43,372	41,432
Employee contributions	2,911	2,964
Benefits paid	(25,983)	(27,462)
Foreign currency translation	(42,050)	(10,293)

Fair value of plan assets, end of year	$646,812	$719,244

	2012	2013
Accumulated benefit obligation	$702,696	$768,520

Projected benefit obligation	$735,062	$806,941
Fair value of plan assets	646,812	719,244

Funded status	88,250	87,697
Pension guarantee assets	(4,974)	(10,141)

Net recognized pension liability	$83,276	$77,556

The following table presents selected information for pension plans that are not fully funded:

	2012	2013
Projected benefit obligation	$392,060	$458,330
Fair value of plan assets	284,361	321,071
Accumulated benefit obligation	392,740	451,793

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

20.	Employee pension plans (continued):

(b)	Defined benefit pension plans (continued):

	2012	2013
Net recognized pension liability:
Non-current asset – pension guarantee assets (note 13)	$4,974	$10,141
Non-current asset (note 13)	19,449	49,562
Non-current liability (note 14)	(107,699)	(137,259)

	2012	2013
Amounts recorded in accumulated other comprehensive (income) loss:
Unrecognized net actuarial and experience losses	$62,004	$95,776
Unrecognized prior service credits	(12,980)	(11,972)

	$49,024	$83,804

The significant weighted average actuarial assumptions adopted in measuring the defined benefit pension plan obligations and net benefit plan expense as at April 30, 2012 and 2013 are as follows:

	2012	2013
Discount rate	4.40%	4.06%
Rate of compensation increase	2.31%	2.06%
Discount rate for pension expense	4.98%	4.06%
Expected long-term rate of return on plan assets	5.60%	6.72%

The net defined benefit pension plan expense is as follows:

	For the year ended
	April 30, 2011	April 30, 2012	April 30, 2013
Current service cost	$20,028	$17,573	$19,719
Interest cost	33,842	35,344	31,587
Curtailment and settlement gain	(1,757)	—	—
Expected return on plan assets	(30,258)	(34,691)	(41,587)
Amortization of net actuarial and experience losses	1,703	507	1,009
Amortization of past service costs (credits)	89	(249)	(367)
Employee contributions	(1,681)	(2,911)	(2,963)

	$21,966	$15,573	$7,398

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

20.	Employee pension plans (continued):

(b)	Defined benefit pension plans (continued):

The components of other comprehensive loss (income) relating to the plans consists of the following:

	For the year ended
	April 30, 2011	April 30, 2012	April 30, 2013
Other comprehensive loss (income):
Net loss (gain)	$(71,937)	$46,452	$37,090
Net prior service cost (credit)	1,675	(14,766)	—
Amortization of net actuarial gain, past service costs and transition amounts	(1,792)	(258)	(642)
Settlements and curtailments	(554)	—	—
Foreign exchange translation	576	402	—

	$(72,032)	$31,830	$36,448

As at April 30, 2013, the estimated net loss and net prior service credit that will be amortized from accumulated other comprehensive loss into net period benefit cost are $1.8 million and $(0.4) million, respectively.

(c)	Benefit Payments:

As at April 30, 2013, benefits expected to be paid under the defined benefit pension plans in each of the next five fiscal years and in aggregate for the fiscal years thereafter, are as follows:

Pension benefits
2014	$29,157
2015	30,000
2016	31,007
2017	31,890
2018	32,904
Thereafter	193,954

$348,912

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

20.	Employee pension plans (continued):

(d)	Pension plan assets and fair value measurement:

	April 30, 2012
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total plan assets
Assets:
Cash equivalents and other short-term investments	$27,339	$—	$—	$27,339
Equity investments	134,207	—	—	134,207
Fixed income	133,290	238,792	—	372,082
Money market and other	51,079	30,391	31,714	113,184

	$345,915	$269,183	$31,714	$646,812

	April 30, 2013
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total plan assets
Assets:
Cash equivalents and other short-term investments	$21,780	$—	$—	$21,780
Equity investments	222,052	—	—	222,052
Fixed income	148,945	207,461	—	356,406
Money market and other	56,539	23,844	38,623	119,006

	$449,316	$231,305	$38,623	$719,244

The methods and assumptions used to estimate the fair value of the pension assets in level 1 are based on publicly available quoted market prices. The level 3 assets are valued using third-party appraisals and changes in the level 3 assets are as follows:

	2012	2013
Opening	$27,788	$31,714
Actual return on assets	3,037	7,055
Purchases, sales and settlements, net	3,054	—
Foreign currency translation	(2,165)	(146)

	$31,714	$38,623

21.	Derivative financial instruments and fair value measurements:

We are exposed to foreign exchange risk primarily from our subsidiaries which incur revenue and operating expenses in currencies other than U.S. dollars with the most significant being the Pound Sterling, Norwegian

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

21.	Derivative financial instruments and fair value measurements (continued):

Kroner, Canadian dollars, Australian dollars and Euros. We monitor these exposures through our cash forecasting process and regularly enter into foreign exchange forward contracts to manage our exposure to fluctuations in expected future cash flows related to transactions in currencies other than the functional currency.

We entered into forward exchange contracts that qualified for hedge accounting treatment to manage our exposure to anticipated payroll transaction costs incurred in Canadian dollars and aircraft purchase commitments incurred in Euros. On February 1, 2010, we de-designated our hedging relationship for our payroll foreign exchange forward contracts and discontinued hedge accounting. The accumulation of previously recognized fair value gains and losses in accumulated other comprehensive income (loss) is reclassified to net loss within direct costs as the forecasted transactions occur.

The outstanding foreign exchange forward contracts are as follows:

	Notional	Fair value	Maturity dates
April 30, 2012:
Purchase contracts to sell US dollars and buy Canadian dollars	CAD 250,502	$6,743	May 2012 to October 2014
Purchase contracts to sell US dollars and buy Euros	€16,872	(1,551)	September 2012

	Notional	Fair value	Maturity dates
April 30, 2013:
Purchase contracts to sell US dollars and buy Canadian dollars	CAD 231,922	$383	May 2013 to Nov 2015
Purchase contracts to sell US dollars and buy Euros	€69,268	5,451	Dec 2013 to July 2014
Purchase contracts to sell Pounds Sterling and buy Euros	€61,000	(1,270)	May 2013 to Dec 2015

A gain in the amount of $24.5 million, a loss of $12.8 million and a gain of $1.1 million were recognized in other financing charge related to non-hedging derivative forward exchange contracts in the statement of operations for the years ended April 30, 2011, 2012 and 2013, respectively.

We enter into long-term revenue agreements, which provide for pricing denominated in currencies other than the functional currency of the parties to the contract. This pricing feature was determined to be an embedded derivative which has been bifurcated for valuation and accounting purposes. The embedded derivative contracts are measured at fair value and included in other assets or other liabilities.

A loss of $18.9 million, a gain of $7.4 million and a gain of $0.2 million due to the change in the fair value of embedded derivatives were recognized in the statement of operations as a part of other financing charges for the years ended April 30, 2011, 2012 and 2013, respectively.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

21.	Derivative financial instruments and fair value measurements (continued):

The following tables summarize the financial instruments measured at fair value on a recurring basis excluding cash and cash equivalents and restricted cash:

	April 30, 2012
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value
Financial assets
Other assets, current:
Foreign currency forward contracts	$—	$6,036	$—	$6,036
Foreign currency embedded derivatives	—	488	—	488
Other assets, non-current:
Foreign currency forward contracts	—	1,630	—	1,630
Foreign currency embedded derivatives	—	65	—	65

	$—	$8,219	$—	$8,219

Financial liabilities
Other liabilities, current:
Foreign currency forward contracts	$—	$(1,747)	$—	$(1,747)
Foreign currency embedded derivatives	—	(9,342)	—	(9,342)
Other liabilities, non-current:
Foreign currency forward contracts	—	(728)	—	(728)
Foreign currency embedded derivatives	—	(16,656)	—	(16,656)

	$—	$(28,473)	$—	$(28,473)

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

21.	Derivative financial instruments and fair value measurements (continued):

	April 30, 2013
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value
Financial assets
Other assets, current:
Foreign currency forward contracts	$—	$5,636	$—	$5,636
Foreign currency embedded derivatives	—	128	—	128
Other assets, non-current:
Foreign currency forward contracts	—	1,949	—	1,949
Foreign currency embedded derivatives	—	274	—	274

	$—	$7,987	$—	$7,987

Financial liabilities
Other liabilities, current:
Foreign currency forward contracts	$—	$(1,960)	$—	$(1,960)
Foreign currency embedded derivatives	—	(10,772)	—	(10,772)
Other liabilities, non-current:
Foreign currency forward contracts	—	(1,061)	—	(1,061)
Foreign currency embedded derivatives	—	(14,710)	—	(14,710)

	$—	$(28,503)	$—	$(28,503)

Inputs to the valuation methodology for Level 2 measurements include publically available forward rates, credit spreads and US$ or Euro interest rates, and inputs are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. There were no transfers between categories in the fair value hierarchy.

The carrying values of the other financial instruments, which are measured at other than fair value, approximate fair value due to the short terms to maturity, except for non-revolving debt obligations, the fair values of which are as follows:

	April 30, 2012		April 30, 2013
	Fair value	Carrying value	Fair value	Carrying value
Senior secured notes	$1,091,750	$1,084,109	$1,391,000	$1,287,303

The fair value of the senior secured notes is determined based on market information provided by third parties which is considered to be a level 2 measurement in the fair value hierarchy.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

22.	Supplemental cash flow information:

	For the year ended
	April 30, 2011	April 30, 2012	April 30, 2013
Cash interest paid	$132,453	$110,163	$113,345
Cash taxes paid	21,986	15,584	26,848
Assets acquired through non-cash capital leases	126,415	48,529	27,406

Change in cash resulting from changes in operating assets and liabilities:

	For the year ended
	April 30, 2011	April 30, 2012	April 30, 2013
Receivables	$(37,625)	$(38,412)	$(55,275)
Income taxes	(8,563)	5,117	(331)
Inventory	(8,021)	5,007	(18,167)
Prepaid expenses	6,894	(4,332)	(1,060)
Payable and accruals	26,047	12,532	21,674
Deferred revenue	14,057	4,645	5,379
Other assets and liabilities	(5,264)	(6,206)	318

	$(12,475)	$(21,649)	$(47,462)

23.	Guarantees:

We have provided limited guarantees to third parties under some of our operating leases relating to a portion of the residual aircraft values at the termination of the leases, which have terms expiring between fiscal 2014 and 2022. Our exposure under the asset value guarantees including guarantees in the form of funded and unfunded residual value guarantees, rebateable advance rentals and deferred payments is approximately $223.0 million and $232.3 million as at April 30, 2012 and 2013, respectively.

24.	Related party transactions:

(a)	Related party leasing transactions and balances:

During the years ended April 30, 2012 and 2013, we engaged in leasing transactions with VIEs related to our ultimate parent companies (note 4).

(b)	Balances with companies under common control:

At April 30, 2012 and 2013, $2.0 million in payables and accruals is due to our parent company. We also had loans of $25.0 million due to companies under common control with our ultimate parent company (note 14) at April 30, 2013.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

25.	Commitments:

We have aircraft operating leases with 18 lessors in respect of 164 aircraft and 18 lessors in respect of 166 aircraft included in our fleet at April 30, 2012 and 2013, respectively. As at April 30, 2013, these leases had expiry dates ranging from fiscal 2014 to 2023. We have the option to purchase the majority of the aircraft for agreed amounts that do not constitute bargain purchase options, but have no commitment to do so. With respect to such leased aircraft, substantially all of the costs of major inspections of airframes and the costs to perform inspections, major repairs and overhauls of major components are at our expense. We either perform this work internally through our own repair and overhaul facilities or have the work performed by an external repair and overhaul service provider.

At April 30, 2013, we have commitments with respect to operating leases for aircraft, buildings, land and equipment. The minimum lease rentals required under operating leases are payable in the following amounts over the following years ended April 30:

	Aircraft operating leases	Building, land and equipment operating leases	Total operating leases
2014	$227,010	$12,113	$239,123
2015	211,578	9,657	221,235
2016	198,858	7,825	206,683
2017	171,400	6,780	178,180
2018	156,812	4,671	161,483
Thereafter	359,982	55,101	415,083

	$1,325,640	$96,147	$1,421,787

During the years ended April 30, 2011, 2012 and 2013, we incurred aircraft operating lease and related costs of $164.8 million, $176.7 million and $201.7 million and other operating lease costs of $9.0 million, $9.3 million and $13.8 million, respectively.

As at April 30, 2012, we have committed to purchase 23 aircraft. As at April 30, 2013, we have committed to purchase $79.0 million of helicopter parts by October 31, 2015 and 27 aircraft. The total required additional expenditures related to the April 30, 2013 aircraft purchase commitments is approximately $651.8 million. These aircraft are expected to be delivered in fiscal 2014 ($285.8 million), 2015 ($197.0 million), 2016 to 2017 ($169.0 million) and will be deployed in our Helicopter Services segment. We intend to enter into leases for these aircraft or purchase them outright upon delivery from the manufacturer.

The terms of certain of the helicopter lease agreements impose operating and financial limitations on us. Such agreements limit the extent to which we may, among other things, incur indebtedness and fixed charges relative to our level of consolidated adjusted earnings before interest, taxes, depreciation and amortization.

Generally, in the event of a covenant breach, a lessor has the option to terminate the lease and require the return of the aircraft, with the repayment of any arrears of lease payments plus the present value of all future lease payments and certain other amounts which could be material to our financial position. The aircraft would then be sold and the surplus, if any, returned to us. Alternatively we could exercise our option to purchase the aircraft. As at April 30, 2013 the Company was in compliance with all financial covenants.

During the year ended April 30, 2013, a lessor that had been engaged in discussions with us approved a long-term financial covenant reset.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

26.	Contingencies:

One or more of our subsidiaries are, from time to time, named as defendants in lawsuits arising in the ordinary course of our business. Such disputes may involve, for example, breach of contract, employment, wrongful termination and tort claims. We maintain adequate insurance coverage to respond to most claims. We cannot predict the outcome of any such lawsuits with certainty, but our management team does not expect the outcome of pending or threatened legal matters to have a material adverse impact on our financial condition.

In addition, from time to time, the Company or its subsidiaries are involved in tax and other disputes with various government agencies. The following summarizes such presently pending disputes:

In 2006, we voluntarily disclosed to OFAC that several of our subsidiaries formerly operating as Schreiner Airways may have violated applicable U.S. laws and regulations by re-exporting to Iran, Sudan, and Libya certain helicopters, related parts, map data, operation and maintenance manuals, and aircraft parts for third-party customers. OFAC’s investigation is ongoing and we continue to fully cooperate. Should the U.S. government determine that these activities violated applicable laws and regulations, we or our subsidiaries may be subject to civil or criminal penalties, including fines and/or suspension of the privilege to engage in trading activities involving goods, software and technology subject to the U.S. jurisdiction. At April 30, 2013, it is not possible to determine the outcome of this matter, or the significance, if any, to our business, financial condition and result of operations.

Brazilian customs authorities seized one of our helicopters (customs value of $10.0 million) as a result of allegations that we violated Brazilian customs law by failing to ensure our customs agent and the customs agent’s third-party shipping company followed approved routing of the helicopter during transport. We secured release of the helicopter and are disputing through administrative court action any claim for penalties associated with the seizure and the alleged violation. We have preserved our rights by filing a civil action against our customs agent for any losses that may result. At April 30, 2013, it is not possible to determine the outcome of this matter, or the significance, if any, to our business, financial condition and result of operations.

Our Brazilian subsidiary is disputing a claim from the Brazilian tax authorities regarding eligibility for certain tax benefits that our subsidiary claimed in the past in connection with the importation of aircraft parts and tooling. The tax authorities are seeking to assess up to $18.0 million in additional taxes plus interest and penalties. We believe that based on our interpretation of tax legislation and well established aviation industry practice we are in compliance with all applicable tax legislation. On December 19, 2011, a First Level Administrative Panel decision reduced the assessment to $0.3 million and on May 21, 2013, the appellate court further reduced this assessment to $0.1 million. We may appeal the remaining assessment and expect that the government will appeal the reductions. We will continue to defend this claim vigorously. At April 30, 2013, it is not possible to determine the outcome of this matter, or the significance, if any, to our business, financial condition and result of operations.

Our Brazilian subsidiary is also disputing claims from the Brazilian tax authorities that it was not entitled to certain credits in 2004 and 2007. The tax authorities are seeking up to $4.8 million in additional taxes plus interest and penalties. We believe that based on our interpretation of tax legislation and well established aviation industry practice we are in compliance with all applicable tax legislation and plan to defend this claim vigorously. At April 30, 2013, it is not possible to determine the outcome of this matter, or the significance, if any, to our business, financial condition and result of operations.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

26.	Contingencies (continued):

We received an inquiry from the Nigerian government regarding the tax treatment of certain of our agreements and operations in Nigeria. We are cooperating with the government of Nigeria but are unable to estimate the likelihood and magnitude of any impact of the inquiry as at April 30, 2013.

In the United Kingdom, the Ministry for Transport is investigating potential wrongdoing involving two ex-employees in conjunction with the SAR-H bid award processes. This arose from our self-reporting potential improprieties by these individuals upon their discovery in 2010. The SAR-H bid process was subsequently cancelled. At April 30, 2013 it is impossible to determine whether the government may take any action against the Company. We will continue to cooperate in all aspects of the investigation. At April 30, 2013, it is not possible to determine the outcome of this matter, or the significance, if any, to our business, financial condition and result of operations.

27.	Segment information:

We operate under the following segments:

•	Helicopter Services;

•	Heli-One;

•	Corporate and other.

We have provided information on segment revenues and Adjusted EBITDAR because these are the financial measures used by the Company’s chief operating decision maker (“CODM”) in making operating decisions and assessing performance. Transactions between operating segments are at standard industry rates.

The Helicopter Services segment includes flying operations around the world serving offshore oil and gas, EMS/SAR and other industries and the management of the fleet.

Heli-One, the MRO segment, includes facilities in Norway, Canada, Australia, Poland, and the US that provide helicopter repair and overhaul services for our fleet and for a growing external customer base in Europe, Asia and North America.

Corporate and other includes corporate office costs in various jurisdictions and is not considered a reportable segment.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

27.	Segment information (continued):

The accounting policies of the segments and the basis of accounting for transactions between segments are the same as those described in the summary of significant accounting policies.

	For the year ended April 30, 2011
	Helicopter services	Heli-One	Corporate and other	Inter-segment eliminations	Consolidated
Revenue from external customers	$1,316,238	$129,222	$—	$—	$1,445,460
Add: Inter-segment revenues	8,125	239,321	—	(247,446)	—

Total revenue	1,324,363	368,543	—	(247,446)	1,445,460

Direct costs (i), (iv)	(969,997)	(324,057)	—	246,522	(1,047,532)
Earnings from equity accounted investees	2,159	—	—	—	2,159
General and administration costs	—	—	(64,867)	—	(64,867)

Adjusted EBITDAR (ii)	356,525	44,486	(64,867)	(924)	335,220
Helicopter lease and associated costs	(164,828)	—	—	—	(164,828)
Depreciation					(99,625)
Restructuring costs					(4,751)
Asset impairments (iii)					(29,403)
Gain on disposal of assets					7,193

Operating income					43,806
Interest on long-term debt					(91,462)
Foreign exchange gain					17,891
Other financing charges					(66,994)
Income tax recovery					32,833

Loss from continuing operations					(63,926)
Loss from discontinued operations, net of tax					(3,202)

Net loss					$(67,128)

(i)	Direct costs in the segment information presented excludes helicopter lease and associated costs. In the consolidated statement of operations these costs are combined.
(ii)	Adjusted EBITDAR is defined as earnings (loss) before interest, taxes, depreciation, amortization and helicopter lease and associated costs or total revenue plus earnings from equity accounted investees less direct costs excluding helicopter lease and associated costs less general and administration costs.
(iii)	Impairment of intangible assets of $20.6 million relates to the Helicopter services segment.
(iv)	Direct costs in the Helicopter services segment includes $10.2 million in the write-off of bid costs previously capitalized and other legal and consulting costs incurred in connection with the planned procurement of the UK Search and Rescue Helicopter Services.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

27.	Segment information (continued):

	For the year ended April 30, 2012
	Helicopter services	Heli-One	Corporate and other	Inter-segment eliminations	Consolidated
Revenue from external customers	$1,526,060	$166,479	$—	$—	$1,692,539
Add: Inter-segment revenues	7,568	283,026	—	(290,594)	—

Total revenue	1,533,628	449,505	—	(290,594)	1,692,539

Direct costs (i)	(1,135,743)	(353,485)	—	283,488	(1,205,740)
Earnings from equity accounted investees	2,844	—	—	—	2,844
General and administration costs	—	—	(70,108)	—	(70,108)

Adjusted EBITDAR (ii)	400,729	96,020	(70,108)	(7,106)	419,535

Helicopter lease and associated costs	(176,685)	—	—	—	(176,685)
Depreciation					(112,967)
Restructuring costs					(22,511)
Asset impairments (iii)					(17,651)
Gain on disposal of assets					8,169

Operating income					97,890
Interest on long-term debt					(116,578)
Foreign exchange gain					1,819
Other financing charges					(15,019)
Income tax expense					(48,225)

Loss from continuing operations					(80,113)
Loss from discontinued operations, net of tax					(16,107)

Net loss					$(96,220)

Segment assets	$2,006,435	$392,150	$238,745	$—	$2,637,330
Segment assets – held-for-sale (note 7)	79,813	—	—	—	79,813

Total assets	$2,086,248	$392,150	$238,745	$—	$2,717,143

Segment capital asset expenditures	$259,815	$114,971	$1,838	$—	$376,624
Segment goodwill	433,811	—	—	—	433,811

(i)	Direct costs in the segment information presented excludes helicopter lease and associated costs. In the consolidated statement of operations these costs are combined.
(ii)	Adjusted EBITDAR is defined as earnings (loss) before interest, taxes, depreciation, amortization and helicopter lease and associated costs or total revenue plus earnings from equity accounted investees less direct costs excluding helicopter lease and associated costs less general and administration costs.
(iii)	Impairment of intangible assets of $4.2 million relates to the Helicopter services segment.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

27.	Segment information (continued):

	For the year ended April 30, 2013
	Helicopter services	Heli-One	Corporate and other	Inter-segment eliminations	Consolidated
Revenue from external customers	$1,603,403	$140,444	$—	$—	$1,743,847
Add: Inter-segment revenues	5,575	286,709	—	(292,284)	—

Total revenue	1,608,978	427,153	—	(292,284)	1,743,847

Direct costs (i)	(1,144,045)	(335,453)	—	289,397	(1,190,101)
Earnings from equity accounted investees	4,718	—	—	—	4,718
General and administration costs	—	—	(74,113)	—	(74,113)

Adjusted EBITDAR (ii)	469,651	91,700	(74,113)	(2,887)	484,351

Helicopter lease and associated costs	(201,736)	—	—	—	(201,736)
Depreciation					(131,926)
Restructuring costs					(10,976)
Asset impairments (iii)					(29,981)
Loss on disposal of assets					(15,483)

Operating income					94,249
Interest on long-term debt					(127,199)
Foreign exchange loss					(11,383)
Other financing charges					(18,729)
Income tax expense					(54,452)

Loss from continuing operations					(117,514)
Earnings from discontinued operations, net of tax					1,025

Net loss					$(116,489)

Segment assets	$1,741,518	$646,811	$473,392	$—	$2,861,721
Segment assets – held-for-sale (note 7)	32,047	—	—	—	32,047

Total assets	$1,773,565	$646,811	$473,392	$—	$2,893,768

Segment capital asset expenditures	$279,197	$140,911	$7,771	$—	$427,879
Segment goodwill	430,462	—	—	—	430,462

(i)	Direct costs in the segment information presented excludes helicopter lease and associated costs. In the consolidated statement of operations these costs are combined.
(ii)	Adjusted EBITDAR is defined as earnings (loss) before interest, taxes, depreciation, amortization and helicopter lease and associated costs or total revenue plus earnings from equity accounted investees less direct costs excluding helicopter lease and associated costs less general and administration costs.
(iii)	Impairment of intangible assets of $7.7 million and assets held for use of $8.4 million relates to the Helicopter services segment.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

27.	Segment information (continued):

Geographic information:

	Revenue For the year ended
	April 30, 2011	April 30, 2012	April 30, 2013
Canada	$12,671	$13,914	$2,841
United Kingdom	243,921	262,592	306,893
Norway	452,578	531,452	491,938
Africa	56,361	60,503	67,752
Australia	137,639	213,970	261,424
Denmark	29,108	29,538	195
The Netherlands	95,835	94,663	82,576
Brazil	163,928	210,347	282,469
Asia	107,305	93,782	86,949
Other European countries	112,188	139,955	125,196
Other countries	33,926	41,823	35,614

Consolidated total	$1,445,460	$1,692,539	$1,743,847

Revenues are attributed to countries based on the location of the customer for MRO services and the location of service for helicopter flying services.

We provide services across different geographic areas to many customers. In the years ended April 30, 2011, 2012 and 2013 revenues from one customer, two customers and two customers were greater than 10% of our revenue, respectively. These customers contributed revenues to Helicopter Services of $249.9 million, $450.5 million and $493.0 million for the years ended April 30, 2011, 2012 and 2013, respectively. As at April 30, 2013, these two customers had outstanding accounts receivable balances of $42.0 million.

	Property and equipment		Goodwill
	April 30, 2012	April 30, 2013	April 30, 2012	April 30, 2013
Canada	$62,425	$95,234	$10,857	$10,718
United Kingdom	60,323	56,074	87,800	85,687
Norway	525,470	532,477	39,716	39,421
Africa	55,247	46,704	9,794	9,268
Australia	111,920	151,619	19,523	19,447
Denmark	685	—	1,076	1,069
The Netherlands	9,450	3,867	36,179	36,019
Brazil	52,134	66,696	59,736	59,734
Asia	43,084	50,408	16,100	16,100
Other European countries	58,852	13,795	7,045	7,014
Other countries	47,270	58,380	145,985	145,985

Consolidated total	$1,026,860	$1,075,254	$433,811	$430,462

Property and equipment is attributed to countries based on the physical location of the asset at the fiscal year end.

CHC Group Ltd.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in thousands unless otherwise noted, except capital stock amounts)

Years ended April 30, 2012 and 2013

28.	Subsequent events:

(a)	Issuance of Unsecured Senior Notes:

On May 13, 2013, we issued $300.0 million of unsecured senior notes (the “unsecured notes”). The unsecured notes have an aggregate principal value of $300.0 million, were issued at par value, bear interest at a rate of 9.375% with semi-annual interest payments on June 1 and December 1 and mature on June 1, 2021. The net proceeds from the issuance have been used to repay a portion of the Company’s borrowings under its revolving credit facility and for other working capital and general corporate purposes.

(b)	On May 24, 2013, the Company exercised the option to acquire two additional S92’s from Sikorsky in addition to the 27 helicopters the Company has committed to acquire.

(c)	On June 24, 2013, the Company repaid $25.0 million of related party loans to companies under the control with our ultimate parent company.

Schedule 1 – Condensed Financial Information

CHC Group Ltd. (Parent company)

Condensed Balance Sheets

(Expressed in thousands of United States dollars)

	April 30, 2012	April 30, 2013
Assets
Investment	$690,747	$543,518

	$690,747	$543,518

Liabilities and Shareholder’s Equity
Current Liabilities:
Related party payables	$29,837	$29,837
Shareholder’s equity	660,910	513,681

	$690,747	$543,518

Condensed Statements of Operations

(Expressed in thousands of United States dollars)

	For the year ended
	April 30, 2011	April 30, 2012	April 30, 2013
Loss from equity accounted investee	$(72,197)	$(108,642)	$(119,436)

Net loss	$(72,197)	$(108,642)	$(119,436)

Condensed Statements of Cash Flows

(Expressed in thousands of United States dollars)

	For the year ended
	April 30, 2011	April 30, 2012	April 30, 2013
Cash provided by (used in operations)	$—	$—	$—
Financing activities:
Net proceeds from issuance of capital stock		100,000

Cash provided by financing activities	—	100,000	—

Investing activities:
Investment in subsidiary	—	(100,000)	—

Cash used in investing activities	—	(100,000)	—

Cash and cash equivalents, beginning of the year	—	—	—

Cash and cash equivalents, end of the year	$—	$—	$—

Notes to Condensed Financial statements

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of CHC Group Ltd.’s wholly-owned subsidiaries exceed 25% of the consolidated net assets of the Company. The ability of CHC Group Ltd. to pay dividends and to make loans and advances may be limited due to the restrictive covenants in the agreements governing its subsidiary’s credit arrangements. The restrictions apply to all of the net assets of CHC Group Ltd.’s subsidiaries.

These condensed parent company financial statements are for CHC Group Ltd. on a standalone basis (the “Parent”) and the equity method of accounting is used to reflect ownership interest in its subsidiary.

The condensed financial statements should be read in conjunction with the consolidated financial statements of CHC Group and subsidiaries and notes thereto. Refer to the consolidated financial statements and notes presented elsewhere herein for additional information and disclosures with respect to these financial statements.

No dividends have been paid to the Parent in any of the last three fiscal years by its subsidiary.

CHC Group Ltd.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars except share information)

(Unaudited)

	April 30, 2013	October 31, 2013
Assets
Current assets:
Cash and cash equivalents	$123,801	$84,189
Receivables, net of allowance for doubtful accounts of $4.3 million and $3.8 million, respectively	317,302	290,362
Income taxes receivable	25,871	24,787
Deferred income tax assets	49	54
Inventories (note 5)	105,794	119,906
Prepaid expenses	22,219	30,212
Other assets (note 6)	56,083	58,536

	651,119	608,046
Property and equipment, net (note 3)	1,075,254	1,010,106
Investments	26,896	29,451
Intangible assets (note 7)	197,810	186,588
Goodwill	430,462	429,865
Restricted cash	29,639	33,188
Other assets (note 6)	439,789	544,705
Deferred income tax assets	10,752	9,562
Assets held for sale (note 4)	32,047	38,519

	$2,893,768	$2,890,030

Liabilities and Shareholder’s Equity
Current liabilities:
Payables and accruals	$420,406	$345,911
Deferred revenue	27,652	34,721
Income taxes payable	48,073	42,179
Deferred income tax liabilities	618	916
Current facility secured by accounts receivable (note 2)	53,512	43,400
Other liabilities (note 8)	47,791	21,155
Current portion of long-term debt obligations (note 9)	2,138	18,609

	600,190	506,891
Long-term debt obligations (note 9)	1,475,087	1,646,670
Deferred revenue	55,990	72,659
Other liabilities (note 8)	246,455	253,344
Deferred income tax liabilities	10,627	10,183

Total liabilities	2,388,349	2,489,747

Redeemable non-controlling interest (note 2)	(8,262)	(7,177)
Capital stock: Par value $0.0001 (note 20):
Authorized: 2,000,000,000
Issued: 46,519,484	5	5
Contributed surplus (note 20)	1,696,066	1,696,295
Deficit	(1,092,555)	(1,181,876)
Accumulated other comprehensive loss	(89,835)	(106,964)

	513,681	407,460

	$2,893,768	$2,890,030

See accompanying notes to interim consolidated financial statements.

CHC Group Ltd.

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)

(Unaudited)

	Six months ended
	October 31, 2012	October 31, 2013
Revenue	$862,855	$858,303
Operating expenses:
Direct costs	(697,484)	(714,900)
Earnings from equity accounted investees	1,837	3,918
General and administration costs	(37,570)	(38,657)
Depreciation	(55,945)	(70,751)
Restructuring costs	(3,727)	—
Asset impairments (notes 3, 4, 6 and 7)	(16,405)	(23,014)
Loss on disposal of assets	(4,617)	(4,421)

	(813,911)	(847,825)

Operating income	48,944	10,478

Interest on long-term debt	(59,958)	(77,854)
Foreign exchange gain (loss)	3,251	(12,903)
Other financing income (charges) (note 10)	(11,583)	4,115

Loss from continuing operations before income tax	(19,346)	(76,164)

Income tax expense (note 11)	(6,303)	(10,800)

Loss from continuing operations	(25,649)	(86,964)

Earnings from discontinued operations, net of tax	812	—

Net loss	$(24,837)	$(86,964)

Net earnings (loss) attributable to:
Controlling interest	$(26,185)	$(89,321)
Non-controlling interest	1,348	2,357

Net loss	$(24,837)	$(86,964)

Net loss per ordinary share attributable to controlling interest – basic and diluted:
Continuing operations	(0.58)	(1.92)
Discontinued operations	0.02	—
Net loss per ordinary share	(0.56)	(1.92)

Weighted average number of shares outstanding – basic and diluted:	46,519,484	46,519,484

See accompanying notes to interim consolidated financial statements.

CHC Group Ltd.

Consolidated Statements of Comprehensive Loss

(Expressed in thousands of United States dollars)

(Unaudited)

	Six months ended
	October 31, 2012	October 31, 2013
Net loss	$(24,837)	$(86,964)

Other comprehensive income (loss):
Net foreign currency translation adjustments	(3,817)	(19,800)
Net change in defined benefit pension plan, net of income tax	(4,553)	698
Net change in cash flow hedges	(169)	—

Comprehensive loss	$(33,376)	$(106,066)

Comprehensive income (loss) attributable to:
Controlling interest	$(36,190)	$(106,450)
Non-controlling interest	2,814	384

Comprehensive loss	$(33,376)	$(106,066)

See accompanying notes to interim consolidated financial statements.

CHC Group Ltd.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Unaudited)

	Six months ended
	October 31, 2012	October 31, 2013
Cash provided by (used in):
Operating activities:
Net loss	$(24,837)	$(86,964)
Earnings from discontinued operations, net of tax	812	—

Loss from continuing operations	(25,649)	(86,964)
Adjustments to reconcile net loss to cash flows provided by (used in) operating activities:
Depreciation	55,945	70,751
Loss on disposal of assets	4,617	4,421
Asset impairments	16,405	23,014
Earnings from equity accounted investees	(1,837)	(3,918)
Deferred income taxes	(6,252)	978
Non-cash stock-based compensation expense	223	229
Amortization of unfavorable contract credits	(2,826)	—
Amortization of lease related fixed interest rate obligations	(1,443)	(965)
Amortization of long-term debt and lease deferred financing costs	4,719	5,241
Non-cash accrued interest income on funded residual value guarantees	(3,580)	(3,363)
Mark to market loss (gain) on derivative instruments	2,964	(10,340)
Non-cash defined benefit pension expense (note 12)	3,431	216
Defined benefit contributions and benefits paid	(20,867)	(26,334)
Increase to deferred lease financing costs	(1,489)	(2,893)
Unrealized loss (gain) on foreign currency exchange translation	(582)	9,295
Other	7,922	3,055
Decrease in cash resulting from changes in operating assets and liabilities (note 14)	(55,394)	(4,161)

Cash used in operating activities	(23,693)	(21,738)

Financing activities:
Sold interest in accounts receivable, net of collections	8,917	(10,349)
Proceeds from issuance of senior secured notes	202,000	—
Proceeds from issuance of senior unsecured notes	—	300,000
Long-term debt proceeds	390,229	450,000
Long-term debt repayments	(471,824)	(561,378)
Increase in deferred financing costs	(3,793)	(8,063)
Related party loans (note 16 (c))	—	(25,148)

Cash provided by financing activities	125,529	145,062

Investing activities:
Property and equipment additions	(142,267)	(227,562)
Proceeds from disposal of property and equipment	93,413	169,209
Aircraft deposits net of lease inception refunds	(40,926)	(92,676)
Restricted cash	5,384	(1,592)
Distribution from equity investments	—	1,677

Cash used in investing activities	(84,396)	(150,944)

Cash provided by (used in) continuing operations	17,440	(27,620)
Cash flows provided by (used in) discontinued operations:
Cash flows provided by operating activities	812	—
Cash flows used in financing activities	(812)	—

Cash provided by (used in) discontinued operations	—	—
Effect of exchange rate changes on cash and cash equivalents	(4,144)	(11,992)

Change in cash and cash equivalents during the period	13,296	(39,612)
Cash and cash equivalents, beginning of period	55,639	123,801

Cash and cash equivalents, end of period	$68,935	$84,189

See accompanying notes to interim consolidated financial statements.

CHC Group Ltd.

Consolidated Statements of Shareholder’s Equity (note 20)

(Expressed in thousands of United States dollars)

(Unaudited)

Six months ended October 31, 2012	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total shareholder’s equity	Redeemable non- controlling interests
April 30, 2012	$5	$1,695,620	$(973,119)	$(61,596)	$660,910	$1,675
Net change in cash flow hedges	—	—	—	(169)	(169)	—
Foreign currency translation	—	—	—	(5,844)	(5,844)	2,027
Stock compensation expense	—	223	—	—	223	—
Defined benefit plan, net of income tax	—	—	—	(3,992)	(3,992)	(561)
Net earnings (loss)	—	—	(26,185)	—	(26,185)	1,348

October 31, 2012	$5	$1,695,843	$(999,304)	$(71,601)	$624,943	$4,489

Six months ended October 31, 2013	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total shareholder’s equity	Redeemable non- controlling interests
April 30, 2013	$5	$1,696,066	$(1,092,555)	$(89,835)	$513,681	$(8,262)
Capital contribution by shareholder (note 2)	—	—	—	—	—	701
Foreign currency translation	—	—	—	(17,351)	(17,351)	(2,449)
Stock compensation expense	—	229	—	—	229	—
Defined benefit plan, net of income tax	—	—	—	222	222	476
Net earnings (loss)	—	—	(89,321)	—	(89,321)	2,357

October 31, 2013	$5	$1,696,295	$(1,181,876)	$(106,964)	$407,460	$(7,177)

See accompanying notes to interim consolidated financial statements.

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

1.	Significant accounting policies:

(a)	Basis of presentation:

The unaudited interim consolidated financial statements (“interim financial statements”) include the accounts of CHC Group Ltd. (formerly known as FR Horizon Holding (Cayman) Inc.) and its subsidiaries (the “Company”, “we”, “us” or “our”) after elimination of all significant intercompany accounts and transactions. The interim financial statements are presented in United States dollars and have been prepared in accordance with the United States Generally Accepted Accounting Principles (“US GAAP”) for interim financial information. Accordingly, the interim financial statements do not include all of the information and disclosures for complete financial statements.

In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated. Results of operations for the periods presented are not necessarily indicative of results of operations for the entire year.

The financial information as of April 30, 2013 is derived from our annual audited consolidated financial statements and notes for the fiscal year ended April 30, 2013. These interim financial statements should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form S-1.

(b)	Foreign currency:

The currencies which most influence our foreign currency translations and the relevant exchange rates were:

	Six months ended
	October 31, 2012	October 31, 2013
Average rates:
£/US $	1.582551	1.557071
CAD/US $	0.998203	0.967305
NOK/US $	0.169695	0.168505
AUD/US $	1.023458	0.939447
€/US $	1.264125	1.326369

Period end rates:
£/US $	1.611044	1.606578
CAD/US $	1.000400	0.958865
NOK/US $	0.175170	0.168089
AUD/US $	1.036815	0.947071
€/US $	1.295818	1.359382

(c)	Recent accounting pronouncements adopted in the period:

Reporting of amounts reclassified out of accumulated other comprehensive loss:

On May 1, 2013 we adopted the amendment to the disclosure requirements for amounts reclassified out of accumulated other comprehensive loss. Entities are required to separately provide information about the effects on net earnings (loss) of significant amounts reclassified out of each component of accumulated other comprehensive loss if those amounts all are required under other accounting

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

1.	Significant accounting policies (continued):

(c)	Recent accounting pronouncements adopted in the period (continued):

pronouncements to be reclassified to net earnings (loss) in their entirety in the same reporting period. Entities are required to provide this information together, either on the face of the statement where net earnings (loss) is presented or as a separate disclosure in the notes to the financial statements. The amounts reclassified out of accumulated other comprehensive loss for defined benefit pension plans are included in the computation of net defined benefit pension plan expense (note 12). No other amounts are reclassified out of accumulated other comprehensive loss.

Annual indefinite-life intangible asset impairment testing:

On May 1, 2013 we adopted the amended accounting guidance on the annual indefinite-life intangible asset impairment testing to allow for the assessment of qualitative factors in determining if it is more likely than not that an asset might be impaired and whether it is necessary to perform the intangible asset impairment test required by the current accounting standards. This new guidance did not have a material impact on our consolidated financial statements.

(d)	Recent accounting pronouncements not yet adopted:

In July 2013, the FASB issued accounting guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss or tax credit carryforward exists. This guidance is effective for the annual financial statements for the year ending April 30, 2015. We are currently assessing the impact of this guidance on our consolidated financial statements.

2.	Variable interest entities:

(a)	VIEs of which the Company is the primary beneficiary:

(i)	Local ownership VIEs:

Certain areas of operations are subject to local governmental regulations that may limit foreign ownership of aviation companies. Accordingly, operations in certain jurisdictions may require the establishment of local ownership entities that are considered to be VIEs. The nature of our involvement with consolidated local ownership entities is as follows:

EEA Helicopters Operations B.V. (“EHOB”)

EHOB is incorporated in the Netherlands and through its wholly-owned subsidiaries in Norway, Denmark, the Netherlands, the United Kingdom and Ireland provides helicopter flying services to customers in Europe.

We own 49.9% of the common shares (9,896,085 Class B shares) of EHOB, with the remaining 50.1% of the common shares (9,935,750 Class A shares) held by a European investor. The Management Board of EHOB is comprised of one director nominated by the Class B shareholders and three directors nominated by the Class A shareholder.

We also own 7,000,000 par value 1 Euro Profit Certificates in EHOB. Through our ownership of the Profit Certificates, we are entitled to a cumulative annual dividend equal to 30% of the issue price of each Profit Certificate (equivalent to a cumulative annual dividend of € 2.1 million) for the first 7 years after issuance and thereafter, a cumulative annual dividend equal to 5% of the

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

2.	Variable interest entities (continued):

(a)	VIEs of which the Company is the primary beneficiary (continued):

(i)	Local ownership VIEs (continued):

EEA	Helicopters Operations B.V. (“EHOB”) (continued):

issue price of each Profit Certificate (equivalent to a cumulative annual dividend of €0.35 million), subject to Board approval and the availability of cash and further subject to any and all restrictions applicable under Dutch law.

We also hold a call option over the Class A shareholder’s stock in EHOB and have granted a put option to the Class A shareholder which entitles the Class A shareholder to put its shares back to us. Both the put and call are exercisable in certain circumstances including: liquidation, events of default, and if the Company makes a public offering of its shares resulting in change of control. The Class A shareholder also holds a call option over our Class B shares which is exercisable only in the event of bankruptcy.

We have determined that the activities that most significantly impact the economic performance of EHOB are: servicing existing flying services contracts and entering into new contracts, safety and training, and maintenance of aircraft. Through agreement with EHOB, we have the right to enter directly into new flying services contracts and require that EHOB act as the subcontractor for provision of those services. EHOB’s fleet of aircraft is leased entirely from us and the lease agreements require that all aircraft maintenance be provided by us. The shareholders’ agreement requires EHOB to ensure safety standards meet minimums set by us.

As a result of consolidating EHOB, the Company has recorded a non-controlling interest relating to the 50.1% Class A shareholder’s interest in the net assets of EHOB. As at April 30, 2013, the redeemable non-controlling interest is a loss of $8.3 million and as at October 31, 2013, the redeemable non-controlling interest is a loss of $7.9 million. Because of the terms of the put and call arrangements with the European investor, the non-controlling interest is considered redeemable and is classified outside of equity.

BHH – Brazilian Helicopter Holdings S.A. (“BHH”)

BHH holds an investment in the common shares of its subsidiary, BHS - Brazilian Helicopter Services Taxi Aereo S.A. (“BHS”). BHS provides helicopter flying services to customers in Brazil.

We have a 60% interest in BHH, comprised of 100% of the non-voting preferred shares and 20% of the ordinary voting shares. The remaining equity interest comprised of 80% of the ordinary voting shares is held by a Brazilian investor, whose investment was financed by us and is therefore considered to be a related party.

We have entered into a put/call arrangement which gives us the right to purchase the BHH shares held by the Brazilian investor and the Brazilian investor the right to put its shares to us at any time and for any reason. The put/call price is the greater of the book value of the shares and the original capital contribution plus 2% per annum. The guaranteed return due to the Brazilian investor has been recorded as a redeemable non-controlling interest.

We have entered into a shareholders’ agreement with the Brazilian Investor, which requires unanimous shareholder consent for important business decisions.

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

2.	Variable interest entities (continued):

(a)	VIEs of which the Company is the primary beneficiary (continued):

(i)	Local ownership VIEs (continued):

CHC Helicopters Canada Inc (“CHC Canada”)

CHC Canada provides helicopter flying services to customers in Canada.

We own 200,000 Class A Common Shares (25%) and 200,000 (100%) Class B Non-voting Preferred Shares of CHC Canada, with the remaining 600,000 (75%) of the Class A Common Shares held by a Canadian Investor. The Board of CHC Canada is comprised of one director nominated by us and two directors nominated by the Canadian Investor.

We have entered into an arrangement which allows the Canadian Investor to put its shares back to us at any time for any reason. We have also entered into a call arrangement which allows us or the Canadian Investor to elect to purchase the other party’s shares. The calls are exercisable in certain circumstances including: liquidation, events of default, and if the Company makes a public offering of its shares resulting in change of control. The price on the put and the call arrangement is the higher of the book value of the shares and the original capital contribution plus 6% per annum. The guaranteed return due to the Canadian investor has been recorded as a redeemable non-controlling interest.

We have entered into a shareholders’ agreement with the Canadian Investor, which requires unanimous shareholder consent for CHC Canada to enter into any material contracts.

Atlantic Aviation Limited and Atlantic Aviation FZE (collectively “Atlantic Aviation”)

On October 22, 2012, the Company and a Nigerian company (“Nigerian Company”) finalized an agreement to provide helicopter flying services to customers in Nigeria through Atlantic Aviation.

We have no equity ownership in Atlantic Aviation as 100% of the share capital of Atlantic Aviation is held by the Nigerian Company.

The Nigerian Company’s risks and rewards are not representative of its equity interest as it is only entitled to management fees for the first four years of the agreement. In the fifth year the Nigerian Company can opt to receive 40% of the profits or losses or continue with the existing arrangement. We will bear the risk for substantially all of the losses for the first four years of the arrangement.

Under the terms of the agreement the Nigerian Company will not provide any additional funding to Atlantic Aviation as we are funding all start-up costs.

We have also entered into a put/call arrangement which gives us the right to purchase all of the Atlantic Aviation shares held by the Nigerian Company and the Nigerian Company the right to put its shares to us. The calls are exercisable in certain circumstances including: liquidation, events of default, and change of control of the Company or the Nigerian Company. The put is exercisable in the event the agreement is terminated with cause and the Nigerian Company does not continue the business of Atlantic Aviation. The price on the put/call arrangement is a multiple of the Nigerian Company’s share of the preceding 12 months of profits of Atlantic Aviation.

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

2.	Variable interest entities (continued):

(a)	VIEs of which the Company is the primary beneficiary (continued):

(i)	Local ownership VIEs (continued):

Atlantic Aviation Limited and Atlantic Aviation FZE (collectively “Atlantic Aviation”) (continued):

We have determined that the activities that most significantly impact the economic performance of Atlantic Aviation are: entering into flying contracts, safety and training, and maintenance of aircraft. Atlantic Aviation’s fleet of aircraft is leased entirely from us and the lease agreements require that all aircraft maintenance be provided by us. We have entered into various contracts with Atlantic Aviation to provide management, employees and technical services. The framework agreement requires Atlantic Aviation to ensure safety standards meet minimums set by us.

As a result of consolidating Atlantic Aviation, the Company has recorded a non-controlling interest relating to the Nigerian Company shareholder’s interest in the net assets of Atlantic Aviation. As at October 31, 2013, the redeemable non-controlling interest is $0.7 million. Because of the terms of the put and call arrangements with the Nigerian Company, the non-controlling interest is considered redeemable and is classified outside of equity.

Atlantic Aviation has a contingent credit with a third party bank for up to $10.0 million to be able to issue bonds.

Other local ownership VIEs

We also have operations in several other countries that are conducted through entities with local ownership. We have consolidated these entities because the local owners do not have extensive knowledge of the aviation industry and defer to us in the overall management and operation of these entities.

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

2.	Variable interest entities (continued):

(a)	VIEs of which the Company is the primary beneficiary (continued):

(i)	Local ownership VIEs (continued):

Financial information of local ownership VIEs

All of the local ownership VIEs and their subsidiaries have the same purpose and are exposed to similar operational risks and are monitored on a similar basis by management. As such, the financial information reflected on the consolidated balance sheets and statements of operations for all local ownership VIEs has been presented in the aggregate below, including intercompany amounts with other consolidated entities:

	April 30, 2013	October 31, 2013
Cash and cash equivalents	$46,366	$9,795
Receivables, net of allowance	102,659	118,440
Other current assets	37,174	50,739
Goodwill	72,042	72,517
Other long-term assets	114,657	133,738

Total assets	$372,898	$385,229

Payables and accruals	$338,802	$357,762
Other current liabilities	37,069	30,032
Accrued pension obligations	74,268	70,255
Other long-term liabilities	54,252	63,611

Total liabilities	$504,391	$521,660

	Six months ended
	October 31, 2012	October 31, 2013
Revenue	$535,537	$528,270
Net earnings (loss)	6,018	(4,978)

(ii)	Accounts receivable securitization:

We enter into trade receivables securitization transactions to raise financing, through the sale of pools of receivables, or beneficial interests therein, to a VIE, Finacity Receivables – CHC 2009, LLC (“Finacity”). Finacity only buys receivables, or beneficial interests therein, from us. These transactions with Finacity satisfy the requirements for sales accounting treatment. Finacity is financed directly by a multi-seller commercial paper conduit, Hannover Funding Company LLC (“Hannover”), which purchases undivided ownership interests in the receivables, or beneficial interests therein, acquired by Finacity from us.

We have determined that servicing decisions most significantly impact the economic performance of Finacity and as we have the power to make these decisions, we are the primary beneficiary of Finacity.

As a result of consolidation, intercompany receivables and payables between the Company and Finacity together with any gain/(loss) arising from the sales treatment of the securitization transactions have been eliminated. The securitized assets and associated liabilities are included in

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

2.	Variable interest entities (continued):

(a)	VIEs of which the Company is the primary beneficiary (continued):

(ii)	Accounts receivable securitization (continued):

the consolidated financial statements. Cash and cash equivalent balances of Finacity are used only to support the securitizations of the receivables transferred, including the payment of related fees, costs and expenses. The receivables that have been included in securitizations are pledged as security for the benefit of Hannover and are only available for payment of the debt or other obligations arising in the securitization transactions until the associated debt or other obligations are satisfied. The asset backed debt has been issued directly by Finacity.

The following table shows the assets and the associated liabilities related to our secured debt arrangements that are included in the consolidated financial statements:

	April 30, 2013	October 31, 2013
Restricted cash	$14,143	$5,846
Transferred receivables	77,473	72,576
Current facility secured by accounts receivable	53,512	43,400

(iii)	Trinity Helicopters Limited:

As at October 31, 2013 we leased two aircraft from Trinity Helicopters Limited (“Trinity”), an entity considered to be a VIE. Prior to December 2011, Trinity was funded by an unrelated lender who was considered to be the primary beneficiary. In conjunction with our lease covenant negotiations, we agreed to purchase the aircraft off lease from the lender. Instead of outright purchasing the aircraft we loaned the lease termination sum to Trinity which used these funds to repay the financing from the unrelated lender and continued to lease the aircraft to us. The security interest in the aircraft was assigned to us.

We have been determined to be the primary beneficiary of the VIE and began consolidating this entity upon repayment of the previous lender. Prior to consolidation of this entity, the aircraft leases were recorded as capital leases.

(b)	VIEs of which the Company is not the primary beneficiary:

(i)	Local ownership VIEs:

Thai Aviation Services (“TAS”)

TAS provides helicopter flying services in Thailand. We have a 29.9% interest in the ordinary shares of TAS, with the remaining 70.1% owned by a group of Thai Investors who are considered to be related to each other. The Thai investors have the ability to call and we have the ability to put all shares owned by us to the Thai investors at fair value in the event of a dispute.

We have determined that the activities that most significantly impact the economic performance of TAS are: servicing existing flying services contracts and entering into new contracts, safety and training, maintenance of aircraft and other investment activities. The Thai investors have the ability to control the majority of these decisions through Board majority.

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

2.	Variable interest entities (continued):

(b)	VIEs of which the Company is not the primary beneficiary (continued):

(i)	Local ownership VIEs (continued):

Thai	Aviation Services (“TAS”) (continued):

The following table summarizes the amounts recorded for TAS in the consolidated balance sheet:

	April 30, 2013		October 31, 2013
	Carrying amounts	Maximum exposure to loss	Carrying amounts	Maximum exposure to loss
Receivables, net of allowances	$2,662	$2,662	$2,565	$2,565
Equity method investment	18,119	18,119	19,347	19,347

(ii)	Leasing entities:

Related party lessors

As at October 31, 2012 and 2013 we had operating lease agreements for the lease of 29 aircraft and 31 aircraft, respectively, from individual related party entities considered to be VIEs. These transactions are carried out on an arm’s-length basis and are recorded at the exchange amounts. The total operating lease expense for these leases was $22.8 million and $25.2 million for the six months ended October 31, 2012 and 2013, respectively, with $4.5 million and $4.0 million outstanding in payables and accruals at April 30, 2013 and October 31, 2013, respectively. Accounts receivable of $5.1 million and $6.7 million are due from related party lessors as at April 30, 2013 and October 31, 2013, respectively.

The lessor VIEs are considered related parties because they are partially financed through equity contributions from entities that have also invested in the Company. We have determined that the activity that most significantly impacts the economic performance of the related party lessor VIEs is the remarketing of the aircraft at the end of the lease term. As we do not have the power to make remarketing decisions, we have determined that we are not the primary beneficiary of the lessor VIEs.

Other VIE lessors

As at October 31, 2012 we leased 10 aircraft from two different entities considered to be VIEs. As at October 31, 2013 we leased 32 aircraft from three different entities considered to be VIEs. All 10 and 32 leases were considered to be operating leases as at October 31, 2012 and 2013, respectively.

We have determined that the activity that most significantly impacts the economic performance of the lessor VIEs is the remarketing of the aircraft at the end of the lease term. As we do not have the power to make remarketing decisions, we have determined that we are not the primary beneficiary of the lessor VIEs.

3.	Property and equipment:

Due to aircraft coming off contract and with no plan to redeploy them within the business we recorded $2.5 million of impairment charges to write down the carrying value of three aircraft held for use to their fair values for the six months ended October 31, 2013. These amounts are included in asset impairments on the consolidated statements of operations. This measurement is considered a level 2 measurement in the fair value hierarchy as the measurement of the fair value of the flying assets is based on aircraft values from third party appraisals using market data.

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

4.	Assets held for sale:

We have classified certain assets such as aircraft and buildings as held for sale as these assets are ready for immediate sale and management expects these assets to be sold within one year.

	April 30, 2013		October 31, 2013
	# Aircraft		# Aircraft
Aircraft held for sale:
Book value, beginning of period	18	$79,293	14	$30,206
Classified as held for sale, net of impairment	11	7,454	14	27,005
Sales	(10)	(35,303)	(4)	(12,405)
Reclassified as held for use	(5)	(21,049)	(6)	(7,514)
Foreign exchange	—	(189)	—	(677)

Aircraft held for sale	14	30,206	18	36,615

Buildings held for sale	—	1,841	—	1,904

Total assets held for sale		$32,047		$38,519

The aircraft classified as held for sale are older technology aircraft that are being divested by us. The buildings classified as held for sale are the result of relocation of certain of our base operations. During the six months ended October 31, 2013, there were six aircraft that were reclassified to assets held for use as management determined that we would obtain a higher value from using these aircraft as parts within the business than selling them in the external market.

During the six months ended October 31, 2012 and 2013, we recorded impairment charges of $9.3 million and $18.5 million to write down the carrying value of 15 aircraft and 19 aircraft held for sale to their fair value less costs to sell, respectively. These amounts are included in asset impairments on the consolidated statements of operations. The fair value of assets held for sale is considered a level 2 measurement in the fair value hierarchy as the measurement is based on third party appraisals using market data.

5.	Inventories:

	April 30, 2013	October 31, 2013
Work-in-progress for maintenance contracts under completed contract accounting	$3,661	$5,384
Consumables	111,862	122,628
Provision for obsolescence	(9,729)	(8,106)

	$105,794	$119,906

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

6.	Other assets:

	April 30, 2013	October 31, 2013
Current:
Aircraft operating lease funded residual value guarantees (a)	$20,184	$18,255
Deferred financing costs	8,771	9,641
Mobilization costs	6,474	8,240
Residual value guarantee	6,278	3,777
Foreign currency embedded derivatives and forward contracts (note 13)	5,764	8,595
Prepaid aircraft rentals	3,465	3,340
Other (note 2 (b) (ii))	5,147	6,688

	$56,083	$58,536

Non-current:
Aircraft operating lease funded residual value guarantees (a)	$196,497	$201,954
Aircraft deposits	67,347	134,882
Accrued pension asset	49,562	67,445
Deferred financing costs	48,971	54,731
Mobilization costs	22,645	22,683
Residual value guarantee	15,047	15,252
Security deposits	10,903	24,349
Pension guarantee assets	10,141	9,833
Prepaid aircraft rentals	9,940	8,192
Foreign currency embedded derivatives and forward contracts (note 13)	2,223	4,152
Other	6,513	1,232

	$439,789	$544,705

(a) Aircraft operating lease funded residual value guarantees:

We believe that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover the carrying value of these guarantees, including accrued interest. In the event that aircraft values decline such that we do not believe funded residual value guarantees are recoverable, an impairment is recorded. During the six months ended October 31, 2012, we recognized impairment losses of $0.6 million. The impairment losses are included in asset impairments on the consolidated statements of operations.

7.	Intangible assets:

Due to a decline in aircraft values, we recorded impairment charges of $5.8 million and $0.9 million in the six months ended October 31, 2012 and 2013 to write down a portion of our embedded equity to fair value. These amounts are included in asset impairments on the consolidated statements of operations. This measurement is considered a level 2 measurement in the fair value hierarchy as the measurement of embedded equity is based on aircraft values from third party appraisals using market data.

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

8.	Other liabilities:

	April 30, 2013	October 31, 2013
Current:
Foreign currency embedded derivatives and forward contracts (note 13)	$12,732	$10,968
Deferred gains on sale-leasebacks of aircraft	4,632	6,325
Fixed interest rate obligations	1,783	829
Aircraft modifications	1,629	1,366
Residual value guarantees	944	875
Contract inducement	792	792
Lease aircraft return costs	279	—
Related party loans (note 16(c))	25,000	—

	$47,791	$21,155

Non-current:
Accrued pension obligations	$137,259	$130,573
Deferred gains on sale-leasebacks of aircraft	34,616	55,223
Residual value guarantees	27,401	26,098
Foreign currency embedded derivatives and forward contracts (note 13)	15,771	10,678
Insurance claims accrual	11,192	13,387
Contract inducement	9,247	8,877
Fixed interest rate obligations	1,155	445
Deferred rent liabilities	1,045	1,348
Other	8,769	6,715

	$246,455	$253,344

9.	Long-term debt obligations:

	Principal Repayment terms	Facility maturity dates	April 30, 2013	October 31, 2013
Senior secured notes	At maturity	October 2020	$1,287,303	$1,287,901
Senior unsecured notes	At maturity	June 2021	—	300,000

Revolving credit facility:
US LIBOR plus a 4.5% margin	At maturity	October 2015	125,000	—
Alternate Base Rate plus a 3.5% margin	At maturity	October 2015	—	15,000

Other term loans:
Eurocopter Loan – 2.50%	At maturity	December 2015	2,238	2,340
EDC-B.A. CDOR rate (6 month) plus a 0.8% margin	Semi-annually	June 2014	1,616	1,040

Capital lease obligations	Quarterly	May 2014 - October 2017	25,663	25,140

Boundary Bay financing – 6.93%	Monthly	April 2035	35,405	33,858

Total long-term debt obligations			1,477,225	1,665,279

Less: current portion			(2,138)	(18,609)

Long-term debt obligations			$1,475,087	$1,646,670

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

9.	Long-term debt obligations: (continued):

On May 13, 2013, one of our subsidiaries issued $300.0 million of unsecured senior notes (the “unsecured notes”). The unsecured notes are issued under an indenture. The unsecured notes have an aggregate principal value of $300.0 million, were issued at par value, bear interest at a rate of 9.375% with semi-annual interest payments on June 1 and December 1 and mature on June 1, 2021.

The unsecured notes are guaranteed by most of our subsidiaries on a senior unsecured basis. The unsecured notes are effectively subordinated to the secured indebtedness including the revolving credit facility and the senior secured notes to the extent of the value of the collateral securing such secured indebtedness and are senior to all unsecured subordinated indebtedness of each guarantor.

The unsecured notes have the following optional redemption features:

•	Any time prior to June 1, 2016, the issuer can redeem 35% of the aggregate principal amount of the unsecured notes at a redemption price of 109.375% of the principal plus accrued and unpaid interest with the net proceeds of one or more equity offerings provided that at least 50% of the aggregate principal of the unsecured notes remains outstanding and the redemption occurs within 180 days of the closing date of the equity offering.

•	The issuer can redeem the unsecured notes in whole or part, on or after June 1, 2016, at redemption prices that range from 100% to 107.031% of the principal, plus accrued and unpaid interest.

•	The issuer can redeem the unsecured notes in whole or in part at a price of 100% of the aggregate principal amount plus a premium equal to the greater of 1% of the principal amount or the excess of the present value at the redemption date over the principal amount of the unsecured notes. Under this option, the present value at the redemption is to be computed based on a redemption price of 107.031% on June 1, 2016 plus all required interest payments due on the unsecured notes through June 1, 2016 (excluding accrued but unpaid interest to the applicable redemption date). The applicable discount rate is equal to the treasury rate as of the redemption date plus 50 basis points.

Each holder of the unsecured notes has the right to require us to repurchase the unsecured notes at a purchase price of 101% of the principal amount plus accrued and unpaid interest upon the occurrence of certain events constituting a change of control of the Company.

The unsecured notes contain certain covenants limiting the incurrence of additional indebtedness and liens based on the ratio of consolidated adjusted earnings before interest, taxes, depreciation and amortization to fixed charges and total indebtedness as defined in the indenture and other restrictions including limitations on disposition of assets, the payment of dividends or redemption of equity interests and transactions with affiliates. At October 31, 2013, we were in compliance with all long-term debt obligations covenants.

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

10.	Other financing income (charges):

	Six months ended
	October 31, 2012	October 31, 2013
Amortization of deferred financing costs	$(3,486)	$(5,849)
Net gain (loss) on fair value of derivative financial instruments	(3,703)	8,793
Amortization of guaranteed residual values	(1,067)	(1,094)
Interest expense	(6,363)	(12,193)
Interest income	6,346	9,161
Fee settlement	—	10,000
Other	(3,310)	(4,703)

	$(11,583)	$4,115

11.	Income taxes:

As we operate in several tax jurisdictions, our income is subject to various rates of taxation. The income tax expense differs from the amount that would have resulted from applying the Cayman Islands statutory income tax rates to loss from continuing operations before income taxes as follows:

	Six months ended
	October 31, 2012	October 31, 2013
Loss from continuing operations before income tax	$(19,346)	$(76,164)
Combined Cayman Islands statutory income tax rate	0%	0%

Income tax recovery calculated at statutory rate	—	—
(Increase) decrease in income tax recovery (expense) resulting from:
Rate differences in various jurisdictions	16,956	32,589
Change in tax law	(757)	(605)
Non-deductible items	(16,208)	(30,967)
Other foreign taxes	(5,795)	(7,290)
Non-deductible portion of capital losses	65	590
Non-taxable income	15,055	19,399
Adjustments to prior years	(706)	643
Functional currency adjustments	4,198	3,312
Valuation allowance	(18,814)	(28,498)
Other	(297)	27

Income tax expense	$(6,303)	$(10,800)

As at October 31, 2013, there was $23.9 million in unrecognized tax benefits, of which $16.4 million would have an impact on the effective tax rate, if recognized.

During the six months ended October 31, 2013, no new uncertain tax positions were identified. As of April 30, 2013 and October 31, 2013, interest and penalties totaling $4.5 million and $5.4 million, respectively, were accrued.

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

12.	Employee pension plans:

The net defined benefit pension plan expense is as follows:

	Six months ended
	October 31, 2012	October 31, 2013
Current service cost	$9,458	$10,012
Interest cost	15,577	15,934
Expected return on plan assets	(20,485)	(24,955)
Amortization of net actuarial and experience losses	511	876
Amortization of past service credits	(186)	(180)
Employee contributions	(1,444)	(1,471)

	$3,431	$216

13.	Derivative financial instruments and fair value measurements:

We are exposed to foreign exchange risk primarily from our subsidiaries which incur revenue and operating expenses in currencies other than US dollars with the most significant being Pound Sterling, Norwegian Kroner, Canadian dollars, Australian dollars and Euros. We monitor these exposures through our cash forecasting process and regularly enter into foreign exchange forward contracts to manage our exposure to fluctuations in expected future cash flows related to transactions in currencies other than the functional currency.

The outstanding foreign exchange forward contracts are as follows:

	Notional	Fair value asset (liability)	Maturity dates
October 31, 2013:
Purchase contracts to sell US dollars and buy Canadian dollars	CAD 251,956	$ (5,102)	November 2013 to May 2016
Purchase contracts to sell US dollars and buy Euros	€69,268	8,143	December 2013 to July 2014
Purchase contracts to sell Pounds Sterling and buy Euros	€45,000	(487)	November 2013 to February 2016

We enter into long-term revenue agreements, which provide for pricing denominated in currencies other than the functional currency of the parties to the contract. This pricing feature was determined to be an embedded derivative which has been bifurcated for valuation and accounting purposes. The embedded derivative contracts are measured at fair value and included in other assets or other liabilities.

A net loss of $3.7 million and a net gain of $8.8 million due to the non-hedging derivative forward exchange contracts and the change in the fair value of embedded derivatives was recognized in the statement of operations as part of other financing charges for the six months ended October 31, 2012 and 2013, respectively.

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

13.	Derivative financial instruments and fair value measurements (continued):

The following tables summarize the financial instruments measured at fair value on a recurring basis excluding cash and cash equivalents and restricted cash:

	October 31, 2013
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value
Financial assets:
Other assets, current:
Foreign currency forward contracts	$—	$8,222	$—	$8,222
Foreign currency embedded derivatives	—	373	—	373
Other assets, non-current:
Foreign currency forward contracts	—	127	—	127
Foreign currency embedded derivatives	—	4,025	—	4,025

	$—	$12,747	$—	$12,747

	October 31, 2013
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value
Financial liabilities:
Other liabilities, current:
Foreign currency forward contracts	$—	$(3,298)	$—	$(3,298)
Foreign currency embedded derivatives	—	(7,670)	—	(7,670)
Other liabilities, non-current:
Foreign currency forward contracts	—	(2,497)	—	(2,497)
Foreign currency embedded derivatives	—	(8,181)	—	(8,181)

	$—	$(21,646)	$—	$(21,646)

Inputs to the valuation methodology for Level 2 measurements include publically available forward notes, credit spreads and US$ or Euro interest rates, and inputs are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. There were no transfers between categories in the fair value hierarchy.

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

13.	Derivative financial instruments and fair value measurements (continued):

The carrying values of the other financial instruments, which are measured at other than fair value, approximate fair value due to the short terms to maturity, except for non-revolving debt obligations, the fair values of which are as follows:

	October 31, 2013
	Fair value	Carrying value
Senior secured notes	$1,407,250	$1,287,901
Senior unsecured notes	303,000	300,000

The fair value of the senior secured and unsecured notes are determined based on market information provided by third parties which is considered to be a level 2 measurement in the fair value hierarchy.

14.	Supplemental cash flow information:

	Six months ended
	October 31, 2012	October 31, 2013
Cash interest paid	$58,354	$63,867
Cash taxes paid	14,086	15,895
Assets acquired through non-cash capital leases	13,905	9,101

Change in cash resulting from changes in operating assets and liabilities:

	Six months ended
	October 31, 2012	October 31, 2013
Receivables, net of allowance	$(36,676)	$25,213
Income taxes	(7,566)	(5,074)
Inventories	(7,503)	(5,340)
Prepaid expenses	1,132	(8,074)
Payables and accruals	(2,837)	(33,221)
Deferred revenue	372	21,659
Other assets and liabilities	(2,316)	676

	$(55,394)	$(4,161)

15.	Guarantees:

We have provided limited guarantees to third parties under some of our operating leases relating to a portion of the residual aircraft values at the termination of the leases, which have terms expiring between fiscal 2014 and 2024. Our exposure under the asset value guarantees including guarantees in the form of funded and unfunded residual value guarantees, rebateable advance rentals and deferred payments is approximately $232.3 million and $249.4 million as at April 30, 2013 and October 31, 2013, respectively.

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

16.	Related party transactions:

(a)	Related party leasing transactions and balances:

During the six months ended October 31, 2013 we engaged in leasing transactions with VIEs related to our ultimate parent (note 2).

(b)	Balances with parent:

At April 30, 2013, $2.0 million in payables and accruals is due to and $0.1 million in receivables is due from our ultimate parent. At October 31, 2013, $2.0 million in payables and accruals is due to our ultimate parent.

(c)	Repayment of related party loans:

On June 24, 2013, the Company repaid $25.0 million of related party loans to companies under common control with our ultimate parent company.

On July 16, 2013, we borrowed $25.0 million from companies under common control with our ultimate parent company. On July 19, 2013, the loan was repaid. The loan bore interest at 4.5% per annum.

17.	Commitments:

We have aircraft operating leases with 18 lessors for 166 aircraft and 19 lessors for 165 aircraft included in our fleet at April 30, 2013 and October 31, 2013, respectively. As at October 31, 2013, these leases had expiry dates ranging from fiscal 2014 to 2024. We have the option to purchase the majority of the aircraft for agreed amounts that do not constitute bargain purchase options, but have no commitment to do so. With respect to such leased aircraft, substantially all of the costs of major inspections of airframes and the costs to perform inspections, major repairs and overhauls of major components are at our expense. We either perform this work internally through our own repair and overhaul facilities or have the work performed by an external repair and overhaul service provider.

At October 31, 2013, we have commitments with respect to operating leases for aircraft, buildings, land and equipment. The minimum lease rentals required under operating leases are payable in the following amounts over the following years ended October 31:

	Aircraft operating leases	Building, land and equipment operating leases	Total operating leases
2014	$237,026	$13,064	$250,090
2015	221,893	11,461	233,354
2016	205,842	9,725	215,567
2017	181,553	7,614	189,167
2018	168,937	5,403	174,340
and thereafter	361,758	57,207	418,965

	$1,377,009	$104,474	$1,481,483

As at October 31, 2013, we have committed to purchase 36 new aircraft and the total required additional expenditures for these aircraft is approximately $953.9 million. These aircraft are expected to be delivered in fiscal 2014 to 2017 and will be deployed in our Helicopter Services segment. We intend to enter into leases for these aircraft or purchase them outright upon delivery from the manufacturer. Additionally, we have committed to purchase $71.9 million of helicopter parts by October 31, 2015 and $100.0 million of heavy helicopters from Eurocopter prior to December 31, 2016.

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

17.	Commitments: (continued):

The terms of certain of the helicopter lease agreements impose operating and financial limitations on us. Such agreements limit the extent to which we may, among other things, incur indebtedness and fixed charges relative to our level of consolidated adjusted earnings before interest, taxes, depreciation and amortization.

Generally, in the event of a covenant breach, a lessor has the option to terminate the lease and require the return of the aircraft, with the repayment of any arrears of lease payments plus the present value of all future lease payments and certain other amounts which could be material to our financial position. The aircraft would then be sold and the surplus, if any, returned to us. Alternatively we could exercise our option to purchase the aircraft. As at October 31, 2013 we were in compliance with all financial covenants.

18.	Contingencies:

One or more of our subsidiaries are, from time to time, named as defendants in lawsuits arising in the ordinary course of our business. Such disputes may involve, for example, breach of contract, employment, wrongful termination and tort claims. We maintain adequate insurance coverage to respond to most claims. We cannot predict the outcome of any such lawsuits with certainty, but our management team does not expect the outcome of pending or threatened legal matters to have a material adverse impact on our financial condition.

In addition, from time to time, the Company or its subsidiaries are involved in tax and other disputes with various government agencies. The following summarizes such presently pending disputes:

In 2006, we voluntarily disclosed to OFAC that several of our subsidiaries formerly operating as Schreiner Airways may have violated applicable US laws and regulations by re-exporting to Iran, Sudan, and Libya certain helicopters, related parts, map data, operation and maintenance manuals, and aircraft parts for third-party customers. OFAC’s investigation is ongoing and we continue to fully cooperate. Should the US government determine that these activities violated applicable laws and regulations, we or our subsidiaries may be subject to civil or criminal penalties, including fines and/or suspension of the privilege to engage in trading activities involving goods, software and technology subject to the US jurisdiction. At October 31, 2013, it is not possible to determine the outcome of this matter, or the significance, if any, to our business, financial condition and results of operations.

Brazilian customs authorities seized one of our helicopters (customs value of $10.0 million) as a result of allegations that we violated Brazilian customs law by failing to ensure our customs agent and the customs agent’s third party shipping company followed approved routing of the helicopter during transport. We secured release of the helicopter and are disputing through court action any claim for penalties associated with the seizure and the alleged violation. We have preserved our rights by filing a civil action against our customs agent for any losses that may result. At October 31, 2013, it is not possible to determine the outcome of this matter, or the significance, if any, to our business, financial condition and results of operations.

In the United Kingdom, the Ministry for Transport is investigating potential wrongdoing involving two ex-employees in conjunction with the SAR-H bid award processes. This arose from our self-reporting potential improprieties by these individuals upon their discovery in 2010. The SAR-H bid process was subsequently cancelled. We will continue to cooperate in all aspects of the investigation. At October 31, 2013, it is not possible to determine the outcome of this matter, or the significance, if any, to our business, financial condition and results of operations.

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

19.	Segment information:

We operate under the following segments:

•	Helicopter Services;

•	Heli-One;

•	Corporate and other.

We have provided information on segment revenues and Adjusted EBITDAR because these are the financial measures used by the Company’s chief operating decision maker (“CODM”) in making operating decisions and assessing performance. Transactions between operating segments are at standard industry rates.

The Helicopter Services segment includes flying operations around the world serving offshore oil and gas, EMS/SAR and other industries and the management of the fleet.

Heli-One, the maintenance, repair and overhaul segment, includes facilities in Norway, Canada, Australia, Poland, and the US that provide helicopter repair and overhaul services for our fleet and for an external customer base in Europe, Asia and North America.

Corporate and other includes corporate office costs in various jurisdictions and is not considered a reportable segment.

The accounting policies of the segments and the basis of accounting for transactions between segments are the same as those described in the summary of significant accounting policies.

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

19.	Segment information (continued):

Six months ended October 31, 2012
	Helicopter Services	Heli-One	Corporate and other	Inter-segment eliminations	Consolidated
Revenue from external customers	$795,821	$67,034	$—	$—	$862,855
Add: Inter-segment revenues	2,137	146,983	—	(149,120)	—

Total revenue	797,958	214,017	—	(149,120)	862,855

Direct costs (i)	(577,106)	(171,103)	—	147,952	(600,257)
Earnings from equity accounted investees	1,837	—	—	—	1,837
General and administration costs	—	—	(37,570)	—	(37,570)

Adjusted EBITDAR (ii)	222,689	42,914	(37,570)	(1,168)	226,865

Aircraft lease and associated costs	(97,227)	—	—	—	(97,227)
Depreciation					(55,945)
Restructuring costs					(3,727)
Asset impairments (iii)					(16,405)
Loss on disposal of assets					(4,617)

Operating income					48,944
Interest on long-term debt					(59,958)
Foreign exchange gain					3,251
Other financing charges					(11,583)
Income tax expense					(6,303)

Loss from continuing operations					(25,649)
Earnings from discontinued operations, net of tax					812

Net loss					$(24,837)

(i)	Direct costs in the segment information presented excludes aircraft lease and associated costs. In the consolidated statement of operations these costs are combined.
(ii)	Adjusted EBITDAR is defined as earnings before interest, taxes, depreciation, amortization and aircraft lease and associated costs or total revenue plus earnings from equity accounted investees less direct costs excluding aircraft lease and associated costs and general and administration expenses.
(iii)	Asset impairments totaling $16,347 relate to the Helicopter Services segment and $58 relates to the Corporate and other segment.

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

19.	Segment information (continued):

Six months ended October 31, 2013
	Helicopter Services	Heli-One	Corporate and other	Inter-segment eliminations	Consolidated
Revenue from external customers	$795,365	$62,938	$—	$—	$858,303
Add: Inter-segment revenues	1,778	138,467	—	(140,245)	—

Total revenue	797,143	201,405	—	(140,245)	858,303

Direct costs (i)	(559,494)	(183,818)	—	138,857	(604,455)
Earnings from equity accounted investees	3,918	—	—	—	3,918
General and administration costs	—	—	(38,657)	—	(38,657)

Adjusted EBITDAR (ii)	241,567	17,587	(38,657)	(1,388)	219,109

Aircraft lease and associated costs	(110,445)	—	—	—	(110,445)
Depreciation					(70,751)
Asset impairments (iii)					(23,014)
Loss on disposal of assets					(4,421)

Operating income					10,478
Interest on long-term debt					(77,854)
Foreign exchange loss					(12,903)
Other financing income					4,115
Income tax expense					(10,800)

Net loss					$(86,964)

Segment assets	$1,801,051	$417,377	$633,083	$—	$2,851,511
Segment assets – held for sale	38,519	—	—	—	38,519

Total assets	$1,839,570	$417,377	$633,083	$—	$2,890,030

(i)	Direct costs in the segment information presented excludes aircraft lease and associated costs. In the consolidated statement of operations these costs are combined.
(ii)	Adjusted EBITDAR is defined as earnings before interest, taxes, depreciation, amortization and aircraft lease and associated costs or total revenue plus earnings from equity accounted investees less direct costs excluding aircraft lease and associated costs and general and administration expenses.
(iii)	Asset impairments totaling $21,899 relate to the Helicopter Services segment and $1,115 relates to the Corporate and other segment.

20.	Capital stock and loss per ordinary share:

Capital Stock:

On January 3, 2014, the sole shareholder of the Company approved the following capital stock restructuring transactions which were effective immediately:

•	a subdivision of the authorized and issued ordinary shares of capital stock by a factor of 10,000 increasing the authorized and issued ordinary shares of capital stock to 20,000,000,000,000 and 18,607,793,610,000, respectively, while reducing the par value per share from $1 to $0.0001,

•	the surrender of 18,607,747,090,516 of the issued ordinary shares of capital stock resulting in the issued ordinary shares of capital stock being reduced to 46,519,484, each with a par value of $0.0001,

CHC Group Ltd.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts expressed in thousands of United States dollars unless otherwise noted)

20.	Capital stock and loss per ordinary share (continued):

Capital Stock (continued)

•	the cancellation of 19,998,500,000,000 of the unissued authorized ordinary shares of capital stock, reducing the authorized capital stock to 1,500,000,000, each with a par value of $0.0001, and

•	the increase of the authorized capital stock by $50,000 (such increase being in the form of 500,000,000 preferred shares of capital stock, each with a par value of $0.0001) resulting in an aggregate authorized capital stock of $200,000 divided into 1,500,000,000 ordinary shares of capital stock, each with a par value of $0.0001 and 500,000,000 preferred shares of capital stock with a par value of $0.0001.

All capital stock and contributed surplus amounts and per share information have been retroactively adjusted for all prior periods presented for the consummation of the above capital stock restructuring transactions. Such adjustments include calculations of our weighted average number of ordinary stock and loss per ordinary share.

Loss per ordinary share:

The following table sets forth the computation of basic and diluted loss per ordinary share:

	For the six months ended
	October 31, 2012	October 31, 2013
Net earnings (loss) attributable to controlling interest:
Continuing operations	$(26,997)	$(89,321)
Discontinued operations	812	—
Weighted average number of ordinary stock outstanding – basic and diluted	46,519,484	46,519,484

31,000,000 Ordinary Shares

CHC Group Ltd.

J.P. Morgan	Barclays

UBS Investment Bank

HSBC	RBC Capital Markets	Wells Fargo Securities

BNP PARIBAS	Standard Bank

Cormark Securities (USA) Limited	Cowen and Company	Raymond James

Simmons & Company International	Tudor, Pickering, Holt & Co.

Through and including February 10, 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.